                                          Filed Pursuant to Rule No. 424(b)(3)
                                          File No. 333-75875

                                 RES-CARE LOGO

                                                                     May 3, 1999

Dear Shareholder:

     As part of our strategic plans for Res-Care, we are working to expand our business and increase our service offerings. I am writing you today about an important part of our plans.

     The Board of Directors of Res-Care has approved a merger that would result in Res-Care acquiring PeopleServe, Inc. and PeopleServe becoming a wholly-owned subsidiary of Res-Care. The combined entity will be the leading provider of services to persons with mental retardation and developmental disabilities and will continue to be a leader in providing services to at-risk and troubled youths.

     Before we can go ahead with this merger, the shareholders of Res-Care must vote on the specific proposal that will allow the merger to take place. This proposal approves the issuance of Res-Care common shares in the merger and in exchange for PeopleServe stock options. Res-Care common shares are quoted on The Nasdaq Stock Market's National Market under the symbol "RSCR". We are very excited about the opportunities we see in merging with PeopleServe, so we are urging you to vote FOR the proposal explained in the enclosed Proxy Statement/Prospectus. YOUR BOARD OF DIRECTORS HAS CAREFULLY STUDIED THE TERMS AND CONDITIONS OF THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT YOU APPROVE THE PROPOSAL.

     YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS RELATING TO THE MERGER THAT WE DESCRIBE STARTING ON PAGE 23 OF THIS PROXY STATEMENT/PROSPECTUS.

     In addition, in connection with Res-Care's regular annual shareholders meeting, we are asking you to vote on the election of directors and the ratification of the selection of KPMG LLP as Res-Care's independent auditors for the current fiscal year.

     To vote your shares, you may use the enclosed proxy card or attend the annual shareholders meeting. The meeting will be held on June 14, 1999 at 11:00 a.m., local time, at Louisville Marriott East Hotel, 1903 Embassy Square Boulevard, Louisville, Kentucky 40299.

     The Proxy Statement/Prospectus provides you with detailed information about the proposed merger. We encourage you to read this document carefully, in its entirety. In addition, you may obtain additional information about Res-Care from documents filed with the Securities and Exchange Commission.

     YOUR VOTE IS IMPORTANT. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED PREPAID ENVELOPE. THIS WILL ALLOW YOUR SHARES TO BE VOTED WHETHER OR NOT YOU ATTEND THE MEETING. IF YOU ATTEND THE MEETING IN PERSON, YOU MAY, IF YOU WISH, VOTE PERSONALLY ON ALL MATTERS BROUGHT BEFORE THE MEETING EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY.

                                          Sincerely,
                                          RONALD G. GEARY SIGNATURE

                                          Ronald G. Geary
                                          Chairman, President and Chief
                                          Executive
                                            Officer

               RES-CARE, INC.                             PEOPLESERVE, INC.
         PROXY STATEMENT/PROSPECTUS                   PROXY STATEMENT/PROSPECTUS
     FOR ANNUAL MEETING OF SHAREHOLDERS          FOR SPECIAL MEETING OF STOCKHOLDERS
               TO BE HELD ON                                TO BE HELD ON
               JUNE 14, 1999                                JUNE 14, 1999

                                   PROSPECTUS

                                 COMMON SHARES

     The boards of directors of each of Res-Care, Inc. and PeopleServe, Inc. are sending you this Proxy Statement/Prospectus in connection with the solicitation of proxies for the approval of the proposed merger of PeopleServe with Res-Care. Res-Care shareholders will be asked to approve the issuance of Res-Care common shares in the merger and in exchange for PeopleServe stock options, in addition to election of directors and ratification of the selection of independent auditors. The Res-Care annual shareholders meeting will be held on June 14, 1999 at Louisville Marriott East Hotel, 1903 Embassy Square Boulevard, Louisville, Kentucky. PeopleServe shareholders will be asked to approve: (1) the merger and the merger agreement; (2) an amendment to the certificate of incorporation permitting PeopleServe preferred stock to be exchanged for Res-Care common shares; and (3) certain severance payments to and option exchanges with PeopleServe senior officers. The PeopleServe special stockholders meeting will be held on June 14, 1999 at PeopleServe's executive offices.

     If the merger is completed, each share of common stock and Series B convertible preferred stock of PeopleServe will be exchanged for 0.4523 Res-Care common shares assuming a closing price for Res-Care common shares of at least $20 and not more than $26. Each share of PeopleServe Series A redeemable preferred stock (including accrued dividends) and accrued dividends on the PeopleServe Series B convertible preferred stock will also be exchanged for Res-Care common shares based on the applicable closing price. The actual number of shares issued may be more or less depending upon the closing price. In all cases, the closing price is the average closing price of Res-Care common shares for the 15 trading days ending four trading days before the closing date.

     Res-Care common shares trade on The Nasdaq Stock Market under the symbol "RSCR". PeopleServe's securities are not publicly traded. On May 3, 1998, the closing sale price of Res-Care common shares was $18 1/4.

     This Joint Proxy Statement/Prospectus describes the terms and conditions of the merger agreement and includes, as appendices, a complete copy of the merger agreement and other major transaction agreements.

                            ------------------------

     THE MERGER AND AN INVESTMENT IN RES-CARE COMMON SHARES AS A RESULT OF THE MERGER INVOLVES CERTAIN RISKS. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 23 BEFORE YOU VOTE ON THE MERGER OR THE PROPOSAL TO ISSUE RES-CARE COMMON SHARES IN CONNECTION WITH THE MERGER AND IN EXCHANGE FOR PEOPLESERVE STOCK OPTIONS.

                            ------------------------

     THE STOCKHOLDERS OF PEOPLESERVE ALSO WILL CONSIDER AND VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING, AND THE SHAREHOLDERS OF RES-CARE ALSO WILL CONSIDER THE ELECTION OF DIRECTORS, THE RATIFICATION OF THE SELECTION OF INDEPENDENT ACCOUNTANTS, AND OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING, OR, IN THE CASE OF EITHER COMPANY, ANY ADJOURNMENTS OF THE RESPECTIVE MEETINGS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Proxy Statement/Prospectus is dated May 3, 1999 and is first being sent to
                                PeopleServe and
                 Res-Care shareholders on or about May 7, 1999.

     Neither the Securities and Exchange Commission nor any state securities regulators have approved the merger described in this Proxy Statement/Prospectus or the Res-Care common shares to be issued in the merger, nor have they determined if this Proxy Statement/Prospectus is accurate or adequate. The Securities and Exchange Commission has not determined the fairness or the merits of the merger. Any representation to the contrary is a criminal offense.

     This Proxy Statement/Prospectus is dated May 3, 1999 and is first being mailed to the shareholders of Res-Care on or about May 7, 1999.

                               PEOPLESERVE, INC.
                       5555 PARKCENTER CIRCLE, SUITE 200
                            DUBLIN, OHIO 43017-3586

                                                                     May 3, 1999

Dear Stockholder:

     I am pleased to forward the enclosed Proxy Statement/Prospectus for the meeting of stockholders of PeopleServe to be held on June 14, 1999, at 10:00 a.m., local time, at 5555 Parkcenter Circle, Suite 200, Dublin, Ohio. At the meeting, the stockholders of PeopleServe will be asked to consider and vote upon the following:

     - A combination of the businesses of PeopleServe and Res-Care, Inc. through a merger of Res-Care Sub, Inc., a wholly-owned subsidiary of Res-Care, into PeopleServe.

     - Amendment of the certificate of incorporation of PeopleServe to change the terms of the Series A redeemable preferred stock and the Series B convertible preferred stock so that the Series A and Series B preferred stock will be converted into Res-Care common shares pursuant to the merger.

     - Approval of certain payments by PeopleServe to Vincent D. Pettinelli, Timothy J. Vogel and Scott T. Macomber under their employment agreements with PeopleServe and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber for Res-Care common shares.

     The merger is subject to the terms and conditions of an agreement and plan of merger dated April 2, 1999. As a result of the merger, each of the issued and outstanding shares of PeopleServe common stock, Series A redeemable preferred stock (together with accrued and unpaid dividends) and Series B convertible preferred stock (together with accrued and unpaid dividends) will be converted, without any action on the part of the holders of such shares, into the right to receive Res-Care common shares.

     The actual number of Res-Care shares to be issued in the merger to the holders of PeopleServe common stock and Series B convertible preferred stock will be based on the average of the closing prices of Res-Care common shares for each of the fifteen trading days ending four trading days prior to the closing date of the merger. Assuming that the average closing price of the Res-Care common shares is in the range of $20 to $26 per share, the holders of each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will receive 0.4523 Res-Care common shares in the merger. If the average closing price is less than $20 per share or greater than $26 per share, this exchange ratio will change as described in the merger agreement and the accompanying Proxy Statement/Prospectus. PeopleServe warrantholders have agreed to exercise their warrants prior to the merger, and their PeopleServe common stock will be exchanged in the merger for Res-Care common shares on the same basis as all other PeopleServe common stock.

     The number of Res-Care common shares issuable in the merger to the holders of the PeopleServe Series A redeemable preferred stock will be equal to its liquidation value plus all accrued and unpaid dividends divided by the average closing price of the Res-Care common shares. The holders of the PeopleServe Series B convertible preferred stock will also receive, in exchange for their accrued and unpaid dividends on such shares, Res-Care common shares equal to the amount of such accrued and unpaid dividends divided by the average closing price of the Res-Care common shares. The Res-Care common shares held by stockholders prior to the merger will remain unchanged by the merger.

     THE PEOPLESERVE BOARD OF DIRECTORS HAS CAREFULLY REVIEWED AND CONSIDERED THE TERMS AND CONDITIONS OF THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION AND THE MERGER AGREEMENT. THE BOARD BELIEVES THE TERMS AND CONDITIONS OF THE MERGER AGREEMENT AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE PEOPLESERVE STOCKHOLDERS. THE BOARD OF DIRECTORS ALSO HAS DECLARED THE ADVISABILITY OF THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION. THE BOARD HAS APPROVED THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION AND THE TERMS AND CONDITIONS OF THE MERGER AGREEMENT AND RECOMMENDS THAT THE STOCKHOLDERS OF PEOPLESERVE VOTE FOR APPROVAL OF THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION AND THE MERGER AGREEMENT.

     THE PEOPLESERVE BOARD HAS ALSO APPROVED SEVERANCE PAYMENTS TO MR. PETTINELLI, MR. VOGEL AND MR. MACOMBER UNDER THEIR EMPLOYMENT AGREEMENTS WITH PEOPLESERVE AND HAS AUTHORIZED THE EXCHANGE OF PEOPLESERVE STOCK OPTIONS HELD BY MR. VOGEL AND MR. MACOMBER FOR RES-CARE COMMON SHARES AND RECOMMENDS THAT THE STOCKHOLDERS OF PEOPLESERVE VOTE FOR THESE TRANSACTIONS.

     The merger agreement must be approved by the holders of a majority of the outstanding shares of PeopleServe common stock and Series B convertible preferred stock, voting together as a single class. In addition, the proposed amendment to the certificate of incorporation must be approved by the holders of 60% of the outstanding shares of Series B convertible preferred stock, voting separately, the holders of a majority of the outstanding shares of Series A redeemable preferred stock, voting separately, and the holders of a majority of PeopleServe common stock, Series A redeemable preferred stock and Series B convertible preferred stock, voting together as a single class. The payments to Messrs. Pettinelli, Vogel and Macomber and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber for Res-Care common shares must be approved by the holders of 75% of the outstanding shares of PeopleServe common stock (excluding from any vote shares held by the recipient of the payment) and Series B convertible preferred stock, voting together as a single class. Your vote on these matters is very important. We urge you to review carefully the enclosed material and to return your proxy promptly.

     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN YOUR PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN THOUGH YOU HAVE PREVIOUSLY RETURNED YOUR PROXY. YOU SHOULD NOT SEND IN THE STOCK CERTIFICATES FOR YOUR PEOPLESERVE SHARES AT THIS TIME.

     On behalf of the Board, I thank you for your support and urge you to vote FOR approval of the merger agreement as well as the other related items of business summarized above.

                                             Very truly yours,
                                             /s/ TIMOTHY J. VOGEL
                                             Timothy J. Vogel
                                             President and Chief Executive
                                             Officer

                                 RES-CARE, INC.
                            10140 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                           -------------------------

                  NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD JUNE 14, 1999
                           -------------------------

     The annual meeting of shareholders of Res-Care Inc., a Kentucky corporation, will be held on Monday, June 14, 1999 at Louisville Marriott East Hotel, 1903 Embassy Square Boulevard, Louisville, Kentucky 40299, commencing at 11:00 a.m. local time, for the following purposes:

          1. To approve the issuance of Res-Care common shares in connection with the merger of its wholly-owned subsidiary, Res-Care Sub, Inc., with PeopleServe, Inc. and in exchange for PeopleServe stock options in the amounts and upon the terms described in the Proxy Statement/Prospectus and the accompanying merger agreement;

          2. To elect seven directors to serve for a term of one year and until their respective successors are elected and qualified;

          3. To ratify the selection of KPMG LLP as Res-Care's independent auditors for the fiscal year ending December 31, 1999; and

          4. To transact such other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

     The approval of the issuance of Res-Care common shares is a condition to the consummation of the merger with PeopleServe. A description of the merger with PeopleServe and other important matters relating to the business to be conducted at the meeting are described in the attached Proxy
Statement/Prospectus, which you are urged to read carefully.

     The Res-Care Board of Directors has fixed the close of business on April 29, 1999 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting.

                                          By Order of the Board of Directors
                                          /s/ Spiro B. Mitsos
                                          Spiro B. Mitsos
                                          Secretary

Louisville, Kentucky
May 3, 1999

                            YOUR VOTE IS IMPORTANT.

     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

                               PEOPLESERVE, INC.
                       5555 PARKCENTER CIRCLE, SUITE 200
                            DUBLIN, OHIO 43017-3586

                       NOTICE OF MEETING OF STOCKHOLDERS
                            TO BE HELD JUNE 14, 1999

     A meeting of stockholders of PeopleServe, Inc., a Delaware corporation, will be held on Monday, June 14, 1999 at 5555 Parkcenter Circle, Suite 200, Dublin, Ohio, commencing at 10:00 a.m., local time, for the following purposes:

     1. To consider and vote upon a proposal to approve (a) the Agreement and Plan of Merger, by and among PeopleServe, Inc., Res-Care, Inc. and Res-Care Sub, Inc., a wholly-owned subsidiary of Res-Care, Inc., and
         (b) the merger of Res-Care Sub, Inc. into PeopleServe pursuant to which PeopleServe will become a wholly-owned subsidiary of Res-Care, Inc. At the effective time of the merger, each outstanding share of PeopleServe common stock (including common stock issued on exercise of PeopleServe warrants), Series A redeemable preferred stock (including accrued and unpaid dividends) and Series B convertible preferred stock (including accrued and unpaid dividends) will be converted into Res-Care common shares. At that time, each outstanding option to purchase PeopleServe common stock will also be exchanged for Res-Care common shares.

     2. To consider and vote upon a proposal to amend the certificate of incorporation of PeopleServe to (a) require the exchange of the outstanding Series A redeemable preferred stock, together with accrued and unpaid dividends, for Res-Care common shares pursuant to the terms of the Agreement and Plan of Merger referred to above and (b) require the exchange of the outstanding Series B convertible preferred stock, together with accrued and unpaid dividends, for Res-Care common shares pursuant to the terms of the Agreement and Plan of Merger.

     3.  To consider and vote upon the approval of severance payments to Vincent
         D. Pettinelli, Timothy J. Vogel and Scott T. Macomber pursuant to their employment agreements with PeopleServe and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber for Res-Care common shares.

     4. To transact such other business as may properly come before the meeting of stockholders.

     The merger and related transactions are more fully described in the Proxy Statement/ Prospectus and the attached appendices, including the merger agreement and the proposed amendment to the certificate of incorporation of PeopleServe, accompanying this notice. Please read these items carefully.

     Only stockholders of record at the close of business on the day prior to the day this notice is given to stockholders are entitled to notice of and to vote at the meeting or any adjournment of the meeting. PeopleServe anticipates that this notice will be given on May 7, 1999.

     WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. A STOCKHOLDER WHO EXECUTES A PROXY MAY REVOKE IT AT ANY TIME BEFORE IT IS EXERCISED BY GIVING WRITTEN NOTICE TO PEOPLESERVE, BY SUBSEQUENTLY FILING ANOTHER PROXY OR BY ATTENDING THE MEETING AND VOTING IN PERSON.

                                          By Order of the Board of Directors
                                          /s/ ANNE M. STURTZ
                                          Anne M. Sturtz
                                          Secretary

Dublin, Ohio
May 3, 1999

     This Proxy Statement/Prospectus incorporates important business and financial information about Res-Care that is not included in or delivered with the document. This information is available without charge to shareholders upon written or oral request at the following address: Res-Care, Inc., 10140 Linn Station Road, Louisville, Kentucky 40223; telephone number (502) 394-2100.

     If you would like to request any additional documents or information, please do so by June 7, 1999 to receive them before the meeting.

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE RES-CARE/PEOPLESERVE
  MERGER....................................................    i
SUMMARY.....................................................    1
FORWARD-LOOKING STATEMENTS..................................   21
WHERE YOU CAN FIND ADDITIONAL INFORMATION...................   22
RISK FACTORS................................................   23
GENERAL INFORMATION ABOUT THE MEETINGS......................   32
  Date, Time and Place of the Meetings......................   32
  Record Date and Outstanding Shares........................   32
  Purposes of the Meetings..................................   32
  Vote Required.............................................   34
  Voting of Proxies.........................................   36
  Authorization to Vote on Adjournment and Other Matters....   37
  Revocation of Proxies.....................................   38
  Solicitation of Proxies...................................   38
PROPOSAL ONE -- THE MERGER..................................   39
  THE MERGER................................................   39
  Background of the Merger..................................   39
  PeopleServe Reasons for the Merger........................   43
  Res-Care Reasons for the Merger...........................   44
  Opinion of Res-Care's Financial Advisors..................   46
  Interests of Persons in the Merger Other Than as
     Shareholders...........................................   49
  Composition of Res-Care's Board Following the Merger......   51
  Employment and Non-Competition Agreements.................   51
  Affiliate Transactions....................................   51
  Form of the Merger........................................   54
  Consideration for the Merger..............................   55
  Effective Time of the Merger..............................   56
  Procedures for Exchange of PeopleServe Stock
     Certificates...........................................   56
  Exchange of PeopleServe Stock Options.....................   56
  Anticipated Accounting Treatment..........................   57
  Material Federal Income Tax Considerations................   57

  Regulatory Approvals Required.............................   59
  Nasdaq Stock Market Listing...............................   59
  Appraisal Rights..........................................   60
  Resale of Res-Care Common Shares After the Merger.........   63
  THE MERGER AGREEMENT......................................   65
  General...................................................   65
  Exchange Ratios; Fractional Shares........................   65
  Exchange of PeopleServe Stock Options.....................   66
  Certain Representations and Warranties....................   67
  Certain Covenants and Agreements..........................   68
  Conditions to the Merger..................................   71
  Termination...............................................   74
  Termination Fee...........................................   75
  Amendment.................................................   75
  Waiver....................................................   75
  Expenses..................................................   75
  REGISTRATION RIGHTS AGREEMENT.............................   76
  MAJORITY SHAREHOLDERS' AGREEMENT..........................   77
  AMENDMENT TO CERTIFICATE OF INCORPORATION OF
     PEOPLESERVE............................................   78
  ABOUT RES-CARE............................................   80
  General Information.......................................   80
  Beneficial Ownership of Equity Securities.................   81
  Certain Information Incorporated by Reference.............   83
  ABOUT PEOPLESERVE.........................................   84
  General Discussion of the Business........................   84
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................   85
  Results of Operations.....................................   86
  Liquidity and Capital Resources...........................   87
  Year 2000 Issue...........................................   88
  Effect of Recently Issued Accounting Standards............   89
  Quantitative and Qualitative Disclosure About Market
     Risk...................................................   89
  COMPARISON OF THE RIGHTS OF HOLDERS OF RES-CARE COMMON
     SHARES AND PEOPLESERVE CAPITAL STOCK...................   90
  Authorized Capital Stock; Blank Check Stock Provisions....   90
  Size of the Board of Directors............................   93
  Classified Board of Directors.............................   94
  Cumulative Voting.........................................   95
  Removal of Board of Directors; Filling Vacancies..........   95
  Amendment of Articles of Incorporation and Bylaws.........   95

  Power to Call Special Meetings of Shareholders............   95
  Advance Notice of Making Nominations at a Meeting or for
     Raising Business.......................................   96
  Shareholder Action Without a Meeting......................   97
  Shareholder Approval of Certain Business Combinations.....   97
  Indemnification and Limitation of Liability...............   98
  Dividends and Repurchase of Shares........................  100
  Dissenters' Appraisal Rights..............................  101
PROPOSAL TWO -- ELECTION OF DIRECTORS.......................  102
  Nominees..................................................  102
  Executive Officers of Res-Care............................  103
  Committees of the Board of Directors......................  103
  Certain Relationships and Related Transactions............  104
  Compliance with Section 16(a) of the Exchange Act.........  105
  Report on Executive Compensation..........................  105
  Executive Compensation....................................  107
  Employment Agreements.....................................  109
  Compensation of Directors.................................  111
  Performance Graph.........................................  111
PROPOSAL THREE -- SELECTION OF INDEPENDENT AUDITORS.........  112
FUTURE SHAREHOLDER PROPOSALS................................  112
OTHER MATTERS...............................................  113
LEGAL MATTERS...............................................  113
EXPERTS.....................................................  113
CONSOLIDATED FINANCIAL STATEMENTS OF PEOPLESERVE, INC.......  F-1
AGREEMENT AND PLAN OF MERGER................................  A-1
REGISTRATION RIGHTS AGREEMENT...............................  B-1
MAJORITY SHAREHOLDERS' AGREEMENT............................  C-1
OPINION OF J.C. BRADFORD & CO., LLC.........................  D-1
AMENDMENT TO PEOPLESERVE CERTIFICATE OF
  INCORPORATION.............................................  E-1
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW.........  G-1

                          QUESTIONS AND ANSWERS ABOUT
                        THE RES-CARE/PEOPLESERVE MERGER

Q:  AS A PEOPLESERVE STOCKHOLDER, WHAT WILL I RECEIVE IN THE MERGER?

A: If you own PeopleServe common stock, Series B convertible preferred stock or Series A redeemable preferred stock, your investment in PeopleServe will be converted into Res-Care common shares as follows:

     - Each share of PeopleServe common stock, including common stock issued on exercise of PeopleServe warrants, will be converted into 0.4523 Res-Care common shares;

     - Each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be converted into 0.4523 Res-Care common shares; and

     - The liquidation value (including accrued and unpaid dividends) of PeopleServe Series A redeemable preferred stock and the accrued and unpaid dividends on the PeopleServe Series B convertible preferred stock will be converted into Res-Care common shares based upon the actual closing price. Thus, assuming a $23.00 closing price, $100 of accrued dividends or liquidation value will become 4.3478 Res-Care common shares.

     The portion of a Res-Care common share to be exchanged for a share of each class of PeopleServe securities is based on the closing price. For all purposes, the closing price is the average closing price for the 15 trading days ending four trading days before the closing date. If the closing price of Res-Care common shares is at least $20.00 and not more than $26.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for
0.4523 Res-Care common shares. If the closing price is greater than $26.00 and less than or equal to $29.00, the amount of Res-Care common shares will be equal to the quotient of (x) $11.76 divided by (y) the closing price. If the closing price is less than $20.00 and greater than or equal to $18.00, the amount of Res-Care common shares will be equal to the quotient of (x) $9.05 divided by (y) the closing price. If the closing price is less than $18.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for
0.5026 Res-Care common shares. If the closing price is greater than $29.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for 0.4055 Res-Care common shares. There are no further adjustments in the amount of Res-Care common shares issued in exchange for shares of PeopleServe common stock and Series B convertible preferred stock if the closing price is less than $18.00 or greater than $29.00.

     The Series A redeemable preferred stock, including accrued dividends, and the accrued dividends on your Series B convertible preferred stock will be exchanged for Res-Care common shares based on the closing price for the Res-Care common shares.

     PeopleServe warrantholders have agreed to exercise their warrants prior to the merger, and their PeopleServe common stock will be exchanged in the merger for Res-Care common shares on the same basis as all other PeopleServe common stock.

     No fractional shares will be issued. Instead, stockholders will be paid in cash the amount equal to the fractional share multiplied by the closing price, after adding up all fractions relating to PeopleServe preferred stock and common stock held by each PeopleServe stockholder.

Q: IF I HAD OPTIONS TO PURCHASE PEOPLESERVE COMMON STOCK, WHAT WILL I RECEIVE IN THE MERGER?

A: Simultaneously with the merger, Res-Care will issue Res-Care common shares to you in an amount representing the fair value of your PeopleServe stock options. For purposes of this transaction, Res-Care and PeopleServe have determined the fair value of your PeopleServe stock options to be equal to the difference between the exercise price of the option and the value of the PeopleServe shares issuable under the option. This value will be the same as the value assigned to the PeopleServe common stock in the merger. Res-Care is required to withhold a portion of the shares to satisfy applicable minimum federal, state and local tax withholding requirements. For example, assuming a $23.00 closing price for the Res-Care common shares (which results in a 0.4523 exchange ratio), a $1.48 option exercise price, and a 28% minimum federal, state and local withholding tax rate, you would receive, net of withholding taxes, approximately 0.279 of a Res-Care common share for each PeopleServe stock option held by you. You should note that the actual aggregate minimum tax withholding rate may be higher, reducing the number of Res-Care common shares issued for your PeopleServe stock options.

Q: AS A RES-CARE SHAREHOLDER, WILL I RECEIVE ADDITIONAL RES-CARE COMMON SHARES IN THE MERGER?

A: No. You will continue to hold the same number of Res-Care common shares after the merger. Res-Care common shares will be issued in the merger only to the PeopleServe stockholders. Following the merger, you and the other current Res-Care shareholders will own approximately 79% of the outstanding common shares of Res-Care; assuming a closing price of $23.00 and reflecting the exchange of Res-Care common shares for PeopleServe stock options in the merger, but not giving effect to exercise of Res-Care options or conversion of outstanding Res-Care convertible notes.

Q:  WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS?

A: We intend that the merger will be treated as a tax-free reorganization for federal income tax purposes. PeopleServe stockholders will not recognize gain or loss on the exchange of their PeopleServe common stock and Series B convertible preferred stock. PeopleServe stockholders will recognize gain or loss on cash received for a fractional share of Res-Care common shares. PeopleServe stockholders could recognize income on the Res-Care common shares received for dividends accrued on the Series B convertible preferred stock and Series A redeemable preferred stock if these Res-Care common shares are considered to be received in exchange for anything other than PeopleServe capital stock. PeopleServe stockholders may recognize gain or loss on exchange of their Series A redeemable preferred stock. Res-Care shareholders will not recognize any gain or loss in connection with the merger. Tax matters, however, are very complicated and the tax consequences of the merger to you will depend on the facts of your particular situation. We encourage you to contact your tax advisor to determine the tax consequences of the merger to you.

Q: IF MY BROKER HOLDS MY SHARES IN "STREET NAME," WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares according to your directions. Without instructions, your broker will not vote your shares.

Q:  WHAT DO I NEED TO DO NOW?

A: Just indicate on your proxy card how you want to vote, and sign and mail the proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at your shareholders meeting.

If you sign and send in your proxy but do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger agreement, the amendment to the certificate of incorporation, the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber if you are a PeopleServe stockholder, or in favor of the issuance of Res-Care common shares in the acquisition of PeopleServe by Res-Care and shares issuable in exchange for PeopleServe stock options if you are a Res-Care shareholder.

If you are a PeopleServe stockholder and do not vote on the merger or if you abstain, the effect will be a vote against the merger agreement, the amendment to the certificate of incorporation and the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber. If you are a Res-Care shareholder and do not indicate how you want to vote, your vote will still be taken into account for purposes of determining a quorum but will not affect the outcome of the vote on the matter.

In addition, in connection with Res-Care's regular annual shareholders meeting, shares held by Res-Care shareholders who send in their proxy but do not indicate how they want to vote will be voted in favor of the election of the people nominated as directors for a one-year term and the ratification of the selection of KPMG LLP as independent auditors for the current fiscal year.

Q:  IF I AM NOT GOING TO ATTEND THE MEETING, SHOULD I RETURN MY PROXY CARD
    INSTEAD?

A: Yes. Please fill out and sign your proxy card and mail it in the enclosed return envelope as soon as possible. Returning your proxy card ensures that your shares will be represented at your shareholders meeting.

Q:  MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY PROXY CARD?

A: Yes. You may change your vote at any time before your proxy is voted at your shareholders meeting. You can do this in any of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to the Secretary of Res-Care at the address below if you are a Res-Care shareholder or to the Secretary of PeopleServe at the address below if you are a PeopleServe stockholder. Third, you can attend your shareholder meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy. If you are a Res-Care shareholder, you should send any written notice or new proxy card to the Secretary of Res-Care at the following address: Res-Care, Inc., 10140 Linn Station Road, Louisville, Kentucky 40223, or, if you are a PeopleServe stockholder, to the

Secretary of PeopleServe, Inc., at the following address: PeopleServe, Inc., 5555 Parkcenter Circle, Suite 200, Dublin, Ohio 43017.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, we will send PeopleServe stockholders written instructions for exchanging their stock certificates. Res-Care shareholders do not need to exchange their certificates.

Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working to complete the merger as quickly as possible. We currently expect to complete the merger in the third quarter of 1999.

                                    SUMMARY

     This summary highlights selected information from this Proxy Statement/Prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a complete description of the legal terms of the merger, you should read carefully the entire Proxy Statement/Prospectus and the documents to which we have referred you. The merger agreement is attached as Appendix A to this Proxy Statement/ Prospectus. For more information about the two companies, see "Where You Can Find Additional Information" (page 22). For your reference, we have included page references to direct you to more complete descriptions of the topics presented in this summary.

THE COMPANIES

RES-CARE, INC.
10140 Linn Station Road
Louisville, Kentucky 40223

     Res-Care, Inc. is a leading provider of residential, training, educational and support services to populations with special needs, including persons with developmental and other disabilities and at-risk and troubled youths. Res-Care was formed in 1974 and provides services to approximately 21,700 individuals in 30 states and Puerto Rico. The services provided by Res-Care have historically been provided by state and local government agencies and not-for-profit organizations. In recent years, service delivery has shifted from government agencies toward private organizations, both not-for-profit and for-profit. Res-Care's programs include an array of services provided in both residential and non-residential settings for adults and youths with mental retardation or other developmental disabilities (MR/DD) and/or disabilities caused by acquired brain injury, and youths who have special educational or support needs, are from disadvantaged backgrounds, or have severe emotional disorders. Some of these youths have entered the juvenile justice system. Res-Care has experienced high occupancy rates throughout its MR/DD operations. Res-Care currently derives virtually all of its MR/DD revenues from state and local agency reimbursement under Title XIX of the Social Security Act. For its youth services, Res-Care's revenues come from the U.S. Department of Labor for its Job Corps operations and from state and local agencies for its other youth services.

PEOPLESERVE, INC.
5555 Parkcenter Circle
Suite 200
Dublin, Ohio 43017

     PeopleServe, Inc. is one of the nation's largest private providers of services to people with mental retardation and developmental disabilities. PeopleServe currently provides services to more than 4,200 persons in 12 states and the District of Columbia. PeopleServe was founded in 1979, and today, through its subsidiaries, provides 24-hour daily care services and various supported living services to people with disabilities. PeopleServe principally operates Medicaid certified, six to eight bed facilities, commonly referred to as intermediate care facilities or group homes, for persons with mental retardation and developmental disabilities. PeopleServe provides the following services: supported employment, day programs/workshops, case management, respite services, management contract services, foster care and mental health services. PeopleServe currently derives virtually all of its revenues from state or local agency reimbursement under Title XIX of the Social Security Act.

EXCHANGE RATIOS (PAGE 65)

     Shares of PeopleServe common stock, Series B convertible preferred stock or Series A redeemable preferred stock, will be converted into Res-Care common shares as follows:

     - Each share of PeopleServe common stock, including common stock issued on exercise of PeopleServe warrants, will be converted into 0.4523 Res-Care common shares;

     - Each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be converted into 0.4523 Res-Care common shares; and

     - The liquidation value (including accrued and unpaid dividends) of PeopleServe Series A redeemable preferred stock and the accrued and unpaid dividends on the PeopleServe Series B convertible preferred stock will be converted into Res-Care common shares based upon the actual closing price. Thus, assuming a $23.00 closing price, $100 of accrued dividends or liquidation value will become 4.3478 Res-Care common shares.

     The portion of a Res-Care common share to be exchanged for a share of each class of PeopleServe securities is based on the closing price. For all purposes, the closing price is the average closing price for the 15 trading days ending four trading days before the closing date. If the closing price of Res-Care common shares is at least $20.00 and not more than $26.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for
0.4523 Res-Care common shares. If the closing price is greater than $26.00 and less than or equal to $29.00, the amount of Res-Care common shares will be equal to the quotient of (x) $11.76 divided by (y) the closing price. If the closing price is greater than or equal to $18.00 and less than $20.00, the amount of Res-Care common shares will be equal to the quotient of (x) $9.05 divided by (y) the closing price. If the closing price is less than $18.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for
0.5026 Res-Care common shares. If the closing price is greater than $29.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for 0.4055 Res-Care common shares. There are no further adjustments in the amount of Res-Care common shares issued in exchange for shares of PeopleServe common stock and Series B convertible preferred stock if the closing price is less than $18.00 or greater than $29.00.

     The Series A redeemable preferred stock, including accrued dividends, and the accrued dividends on Series B convertible preferred stock will be exchanged for Res-Care common shares based on the closing price for the Res-Care common shares.

     PeopleServe warrantholders have agreed to exercise their warrants prior to the merger, and their PeopleServe common stock issuable upon the exercise of these warrants will be exchanged in the merger for Res-Care common shares on the same basis as all other PeopleServe common stock.

     No fractional shares will be issued. Instead, stockholders will be paid in cash the amount equal to the fractional share multiplied by the closing price, after adding up all fractions relating to PeopleServe preferred stock and common stock held by each PeopleServe stockholder.

MEETINGS TO BE HELD JUNE 14, 1999; RECORD DATES SET (PAGE 32)

     The Res-Care annual shareholders meeting will be held at 11:00 a.m. on June 14, 1999 at Louisville Marriott East Hotel, 1903 Embassy Square Boulevard, Louisville, Kentucky 40299. At the Res-Care meeting, Res-Care shareholders will be asked to consider and vote on (1) a proposal to issue Res-Care common shares in the merger and in exchange for PeopleServe stock options, (2) a proposal to elect directors for a one-year term and (3) a proposal to ratify the selection of KPMG LLP as independent auditors for the current fiscal year. If you held Res-Care common shares at the close of business on April 29, 1999, you are entitled to vote on the issuance of shares, the election of directors, the ratification of the selection of KPMG LLP and any other matters considered at the Res-Care meeting.

     The PeopleServe meeting will be held at 10:00 a.m. on June 14, 1999 at 5555 Parkcenter Circle, Suite 200, Dublin, Ohio. At the PeopleServe meeting, PeopleServe stockholders will be asked to consider approving (1) the merger by approving and adopting the merger agreement, (2) the amendment to the PeopleServe certificate of incorporation and (3) the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber for Res-Care common shares. Approval of the amendment to the PeopleServe certificate of incorporation is a condition to the merger. If you held shares of PeopleServe common stock and/or PeopleServe Series B convertible preferred stock at the close of business on the record date of the PeopleServe meeting, you are entitled to vote on the merger and any other matter considered at the PeopleServe meeting. If you held shares of PeopleServe common stock, PeopleServe Series B convertible preferred stock and/or Series A redeemable preferred stock at the close of business on the record date of the PeopleServe meeting, you are entitled to vote on the amendment to the PeopleServe certificate of incorporation.

REQUIRED VOTE (PAGE 34)

     A majority of the Res-Care common shares voted at the Res-Care meeting must vote in favor of the proposal to issue Res-Care common shares in the merger and in exchange for PeopleServe stock options in order for the proposed share issuance to be approved. In addition, of the Res-Care common shares voted at the Res-Care meeting a plurality must vote in favor of the election of directors for a one-year term and a majority must vote in favor of ratification of the selection of KPMG LLP as independent auditors in order for such proposals to be approved. Each share is entitled to one vote on each matter to be voted on at the Res-Care meeting. As of April 29, 1999, directors and executive officers of Res-Care and their affiliates owned 5,610,959 Res-Care common shares, which represented 29.6% of the 18,986,349 Res-Care common shares outstanding on that date.

     The following approvals by PeopleServe stockholders are required:

     - a majority of the outstanding shares of PeopleServe common stock and Series B convertible preferred stock entitled to be voted at the PeopleServe meeting, voting together as a single class, must vote to approve the merger and adopt the merger agreement;

     - 60% of the Series B convertible preferred stock and a majority of the Series A redeemable preferred stock, each voting separately as a class, must vote to amend the certificate of incorporation of PeopleServe to provide for the automatic conversion of these securities into Res-Care common shares at the effective time of the merger agreement;

     - a majority of the PeopleServe common stock, Series B convertible preferred stock and Series A redeemable preferred stock, voting together as a single class, must vote to amend the certificate of incorporation of PeopleServe to provide for the automatic conversion of Series B convertible preferred stock and Series A redeemable preferred stock into Res-Care common shares; and

     - 75% of the PeopleServe common stock (excluding from any vote shares held by the recipient of the payment) and Series B convertible preferred stock, voting together as a single class, must vote to approve the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber.

     As of April 29, 1999, directors and executive officers of PeopleServe and their affiliates beneficially owned 5,615,231 shares of PeopleServe common stock, 3,684,364 shares of PeopleServe Series B convertible preferred stock and 1,000,000 shares of PeopleServe Series A redeemable preferred stock, which represented all of the outstanding PeopleServe common stock and Series B convertible preferred stock, considered as a single class of voting stock, and all of the Series B convertible preferred stock and all of the Series A redeemable preferred stock outstanding at that date.

REGISTRATION RIGHTS AGREEMENT (PAGE 76)

     As a condition to PeopleServe's willingness to enter into the merger agreement, certain PeopleServe stockholders entered into a registration rights agreement with Res-Care on April 2, 1999. Res-Care has agreed to grant these PeopleServe stockholders certain registration rights with respect to 1,250,000 Res-Care common shares to be issued to these PeopleServe stockholders. Under certain circumstances, these PeopleServe stockholders may include their shares in a registration statement for a public offering filed by Res-Care within two years of the effective date of the merger. In addition, on or before March 1, 2000, Res-Care will file a shelf registration statement covering any or all of the 1,250,000 shares not included in a prior registration, plus an additional 300,000 shares. A copy of the registration rights agreement is attached as Appendix B.

MAJORITY SHAREHOLDERS' AGREEMENT (PAGE 77)

     As a condition to Res-Care's willingness to enter into the merger agreement, certain PeopleServe stockholders entered into a majority shareholders' agreement with Res-Care on April 2, 1999. Those stockholders agreed, among other things, to vote 83.9% of the outstanding shares of PeopleServe common stock and Series B convertible preferred stock, considered as a single class of voting securities, 77.0% of the outstanding shares of Series B convertible preferred stock and 77.0% of the outstanding shares of Series A redeemable preferred stock, in favor of the merger and the merger agreement and to amend PeopleServe's certificate of incorporation. The holders of approximately 93.4% of the PeopleServe common stock and Series B convertible preferred stock have agreed to approve the contractual payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber for Res-Care common shares. A copy of the majority shareholders' agreement is attached as Appendix C.

RES-CARE AND PEOPLESERVE BOARDS RECOMMEND SHAREHOLDER APPROVAL
(PAGE 44 AND PAGE 46)

     The Res-Care board of directors is of the opinion that the merger is in the best interests of Res-Care and the Res-Care shareholders. The Res-Care board of directors unanimously approved issuing Res-Care common shares in the merger and in exchange for PeopleServe stock options and recommends that Res-Care shareholders vote FOR the proposal to issue these shares. The Res-Care board also recommends that Res-Care shareholders approve the proposal to elect directors for a one-year term and the proposal to ratify the selection of KPMG LLP as independent auditors for the current fiscal year.

     The PeopleServe board of directors has determined that the merger, the amendment to the PeopleServe certificate of incorporation, the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber are advisable and in the best interests of PeopleServe and its stockholders. The PeopleServe board of directors present at the meeting unanimously approved the merger agreement and the merger and the amendment to the PeopleServe certificate of incorporation, the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber for Res-Care common shares and recommends that PeopleServe stockholders vote FOR approval of these proposals.

CONSIDERATION TO BE PAID BY RES-CARE FAIR ACCORDING TO FINANCIAL ADVISOR (PAGE
46)

     In deciding to approve the merger, the Res-Care board of directors received and considered the opinion dated March 31, 1999 of J.C. Bradford & Co., LLC, its financial advisor, as to the fairness to Res-Care of its issuance of the Res-Care common shares issuable in the merger from a financial point of view as of that date. The opinion of J.C. Bradford, which was updated on May 3, 1999, does not constitute a recommendation as to how any Res-Care shareholder should vote with respect to the proposal to issue shares. You should read the opinion in its entirety to understand the assumptions made, matters considered and limitations of the review undertaken by J.C. Bradford in providing its opinion. A copy of J.C. Bradford's updated opinion is attached to the Proxy Statement/ Prospectus as Appendix D.

REASONS FOR THE MERGER (PAGE 43 AND PAGE 44)

     Each of the boards of directors of Res-Care and PeopleServe believes that the merger (and in the case of Res-Care, the share issuance and in the case of PeopleServe, the amendment to its certificate of incorporation, the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber for Res-Care common shares) is in the best interests of their respective companies and the shareholders of their respective companies. The terms of the merger were the result of arm's-length negotiations between representatives of PeopleServe and representatives of Res-Care. Each board of directors approved the transactions contemplated by the merger agreement. In reaching these decisions, the boards of directors separately considered several factors, including:

     FOR PEOPLESERVE

     - the merger will provide liquidity for PeopleServe's stockholders through their ownership of publicly-traded Res-Care common shares;

     - the merger will create the opportunity to generate significant savings in general and administrative expenses by enabling PeopleServe to use Res-Care's administrative infrastructure;

     - the potential compatibility between Res-Care and PeopleServe, based on their substantially similar businesses, will result in a larger combined company with greater financial and human resources than either Res-Care or PeopleServe as separate entities;

     - information concerning PeopleServe's and Res-Care's respective businesses, prospects, financial performance and condition, operations, management and future development plans;

     - the value of the consideration to be received by PeopleServe stockholders in the merger, which entailed a review of financial information for Res-Care and PeopleServe, current financial market conditions and historical market prices, and volatility and trading information with respect to Res-Care common shares;

     - the fact that the number of Res-Care common shares issuable in exchange for PeopleServe common stock and Series B convertible preferred stock will be adjusted automatically if the closing price of Res-Care common shares falls above or below agreed price levels and that the PeopleServe board will be permitted to terminate the merger agreement if the closing price of Res-Care shares falls below an agreed level;

     - the fact that the merger is generally expected to qualify as a tax-free reorganization for federal income tax purposes; and

     - the anticipated impact of the merger upon individuals served by PeopleServe's consumers and their parents and other family members or guardians and the expected impact on PeopleServe's payors.

     FOR RES-CARE

     - information pertaining to Res-Care's and PeopleServe's respective businesses, prospects, quality of services delivered, historical and projected financial performances, financial conditions and operations;

     - analyses of the respective projected contributions to net revenue, operating profit and net income of the combined company;

     - PeopleServe's established operations in a number of states in which Res-Care already has operations or seeks to gain a market presence as well as various operational and administrative strengths that PeopleServe could bring to the combined company;

     - the fact that the number of Res-Care common shares issuable in exchange for PeopleServe common stock and Series B convertible preferred stock will be adjusted automatically if the closing price of Res-Care common shares falls above or below agreed price levels and that the Res-Care board will be permitted to terminate the merger agreement if the closing price of Res-Care shares falls below an agreed level;

     - the fact that the merger is expected to qualify as a tax-free reorganization for federal income tax purposes;

     - the judgment of Res-Care's management that Res-Care's and PeopleServe's existing management and Res-Care's administrative infrastructure can support a substantially larger operation, thus enabling Res-Care to eliminate duplicate corporate and administrative costs following the transaction;

     - analysis of the business and capabilities of the combined company;

     - the business, reputation and capabilities of the management of PeopleServe, as well as the compatibility of the management teams and corporate cultures of Res-Care and PeopleServe; and

     - the opinion of J.C. Bradford that the merger consideration is fair to Res-Care from a financial point of view.

BENEFITS TO CERTAIN PEOPLESERVE OFFICERS AND DIRECTORS IN THE MERGER (PAGE 49)

     In considering the recommendation of the PeopleServe board of directors to approve and adopt the merger agreement, as a PeopleServe stockholder, you should be aware of interests that PeopleServe's directors and certain officers have in the merger that are different from your and their interests as stockholders. These interests arise from certain officers' ownership of entities that lease properties to PeopleServe or non-profit corporations with which PeopleServe has management agreements, or their interests under their employment arrangements.

     With respect to entities owning a total of 55 properties leased to PeopleServe or its subsidiaries:

     - PeopleServe will issue a total of 101,652 shares of common stock (which will be exchanged for 45,977 Res-Care common shares, assuming a closing price of $23.00) to Mr. Pettinelli, Mr. Vogel and Ray Anderson, an officer of a subsidiary of PeopleServe, in exchange for their interest in these properties; and

     - PeopleServe will repay or assume debt of these entities (including all prepayment and other fees) at or prior to closing of the merger. This debt totaled approximately $6.8 million as of March 31, 1999.

     Mr. Pettinelli will continue to have an interest in partnerships that own a total of 60 properties leased to PeopleServe or non-profit corporations with which PeopleServe has management agreements. With regard to these properties:

     - Mr. Pettinelli will indemnify PeopleServe and hold it harmless from certain obligations of, and increased rental payments due to, these partnerships;

     - Mr. Pettinelli will secure his obligations under the indemnity with a pledge of approximately $4.5 million worth of Res-Care common shares or other marketable securities acceptable to Res-Care;

     - Mr. Pettinelli will agree that the indebtedness of these partnerships will not be modified without PeopleServe's consent; and

     - If requested by Mr. Pettinelli, PeopleServe will extend the term of certain leases with two partnerships to November 1, 2006, so long as Mr. Pettinelli causes a reduction in the term of other specified leases with another partnership to November 1, 2006.

     With respect to employment-related arrangements:

     - Mr. Pettinelli, Mr. Vogel and Mr. Macomber will receive severance payments totaling up to $3.0 million;

     - Mr. Vogel and Mr. Macomber will receive approximately 85,000 Res-Care common shares (assuming a closing price of $23.00 per share and applicable tax withholding) in exchange for all of their vested and unvested PeopleServe stock options;

     - Mr. Vogel will enter into a consulting and noncompetition agreement with Res-Care; and

     - Mr. Pettinelli will enter into a noncompetition agreement with Res-Care.

TREATMENT OF PEOPLESERVE STOCK OPTIONS IN THE MERGER (PAGE 56 AND 66)

     Simultaneously with the merger, Res-Care will issue Res-Care common shares in exchange for PeopleServe stock options in an amount representing the fair value of PeopleServe stock options. For purposes of this transaction and as provided by the PeopleServe stock option plan, Res-Care and PeopleServe have determined the fair value of PeopleServe stock options to be equal to the difference between the exercise price of the option and the value of the PeopleServe shares issuable under the option. This value will be the same as the value assigned to the PeopleServe common stock in the merger. Res-Care is required to withhold a portion of the shares to satisfy applicable minimum federal, state and local tax withholding requirements. Assuming a $23.00 closing price for the Res-Care common shares (which results in a 0.4523 exchange ratio), a $1.48 option exercise price, and a 28% minimum federal, state and local withholding tax rate, you would receive, net of withholding taxes, approximately
0.279 of a Res-Care common share for each PeopleServe stock option . You should note that the actual aggregate minimum tax withholding rate may be higher, reducing the number of Res-Care common shares issued for your PeopleServe stock options. See "The Merger -- Procedures for Exchange of PeopleServe Stock Certificates" for additional information.

CONDITIONS TO THE MERGER (PAGE 71)

     The merger will not be completed unless we satisfy several conditions, including:

     - holders of a majority of the voting power of the PeopleServe common stock and Series B convertible preferred stock, voting together as a single class, must vote to adopt the merger agreement and to approve the merger;

     - 60% of the voting power of the PeopleServe Series B convertible preferred stock, a majority of the voting power of the Series A Redeemable preferred stock and a majority of the voting power of the PeopleServe common stock, Series B convertible preferred stock and Series A redeemable preferred stock, voting together as a single class, must vote to amend the certificate of incorporation of PeopleServe to provide for the automatic conversion of these securities (including accrued and unpaid dividends) into Res-Care common shares;

     - 75% of the voting power of the PeopleServe common stock (excluding from any vote shares held by the recipient of the payment) and Series B convertible preferred stock, voting together as a single class, must vote to approve the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber for Res-Care common shares;

     - holders of all of the warrants for PeopleServe common stock exercise those warrants;

     - Res-Care exchanges its common shares for PeopleServe employee stock options as provided in the merger agreement;

     - no legal restraints or prohibitions prevent the consummation of the merger;

     - Res-Care and PeopleServe must receive all material approvals and authorizations;

     - PeopleServe's lawyers deliver certain tax opinions;

     - PeopleServe's and Res-Care's lawyers deliver certain other legal opinions;

     - Res-Care's financial advisor delivers its opinion that the merger is fair to Res-Care from a financial point of view;

     - Mr. Pettinelli executes a noncompetition agreement;

     - Mr. Vogel executes a consulting and noncompetition agreement;

     - no event has occurred since April 2, 1999, which has had or reasonably could have a material adverse effect on the other party;

     - PeopleServe obtains releases from its guarantees on specific properties;

     - accountants for both Res-Care and PeopleServe deliver letters that the merger qualifies as a pooling-of-interests for financial reporting purposes; and

     - the representations and warranties of Res-Care and PeopleServe are true.

     Res-Care and PeopleServe may not waive those conditions that are required by law to complete the merger, including the requirements for shareholder approval and that the registration statement be effective on the closing date of the merger. Unless prohibited by law or the merger agreement, either Res-Care or PeopleServe could waive a condition that has not been satisfied and complete the merger. Neither Res-Care nor PeopleServe intends to waive any material condition to the merger.

TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT
(PAGE 74 AND PAGE 75)

     Res-Care and PeopleServe can mutually agree at any time to terminate the merger agreement without completing the merger. Either company can also terminate the merger agreement if, among other reasons:

     - the merger has not been completed by August 31, 1999;

     - any government or court issues an order or takes another action enjoining or prohibiting the merger;

     - the other party materially breaches any of its representations, warranties or agreements under the merger agreement, and such breach is not cured within 30 days or cannot be cured by August 31, 1999;

     - the average closing sale price per share of the Res-Care common shares on The Nasdaq Stock Market for fifteen trading days ending on the fourth day before the closing is below $16.00 per share; or

     - the other party breaches any of its representations or warranties under the merger agreement which could have a material adverse effect on the completion of the merger.

     Res-Care may terminate the merger agreement if, among other reasons, it does not obtain shareholder approval of the share issuance or if, in Res-Care's opinion, the number of PeopleServe stockholders who exercise appraisal rights will jeopardize the accounting treatment of the merger as a pooling-of-interest.

     PeopleServe may terminate the merger agreement if, among other reasons, it receives and accepts, consistent with the merger agreement, a superior proposal and pays a termination fee to Res-Care.

     At any time prior to the completion of the merger, Res-Care and PeopleServe may amend the merger agreement in any way. Once the merger agreement is approved by shareholders of either company, any amendment must be approved by Res-Care shareholders if such approval is required under Kentucky law and by PeopleServe stockholders if such approval is required under Delaware law.

TERMINATION FEE (PAGE 75)

     The merger agreement requires PeopleServe to pay Res-Care a termination fee of $7.5 million plus fees and expenses related to the merger, upon termination of the merger agreement if PeopleServe receives and accepts a superior proposal.

REGULATORY APPROVALS (PAGE 59)

     The Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, prohibits Res-Care and PeopleServe from completing the merger until each company has furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission, or FTC, and the required waiting period has expired or been terminated. On April 9, 1999, Res-Care, PeopleServe and certain affiliated parties filed the required notification and report forms with the Antitrust Division of the Department of Justice and the FTC. Early termination of the waiting period was granted on April 21, 1999.

RES-CARE TO USE POOLING-OF-INTERESTS ACCOUNTING TREATMENT (PAGE 57)

     We expect the merger to qualify as a pooling-of-interests, which means that both companies will be treated as if they had always been combined for accounting and financial reporting purposes. Accounting for the transaction as a pooling-of-interests results in no recognition of goodwill relating to the merger. Therefore, Res-Care would avoid charges against future earnings resulting from the amortization of goodwill which would have been created had this accounting treatment not been utilized. We have conditioned the merger upon the receipt of letters from the independent public accountants of both companies stating their opinions that the merger will qualify for pooling-of-interests accounting treatment.

APPRAISAL RIGHTS (PAGE 60)

     Record holders of PeopleServe Series A redeemable preferred stock, PeopleServe Series B convertible preferred stock and PeopleServe common stock who follow the appropriate procedures are entitled to appraisal rights (sometimes referred to as dissenters' rights) under Section 262 of the Delaware General Corporation Law in connection with the merger. However, Section 262 appraisal rights are not available to any shareholder of a corporation who votes in favor of or consents in writing to a merger. By the terms of the majority shareholders' agreement, certain PeopleServe stockholders have agreed to vote in favor of the merger and to take any and all action reasonably requested by PeopleServe's board of directors necessary to execute the transactions contemplated by the merger agreement. In complying with these terms of the majority shareholders' agreement, those holders of PeopleServe Series A redeemable preferred stock, PeopleServe Series B convertible preferred stock and PeopleServe common stock who are parties to the majority shareholders' agreement would waive any claim to appraisal rights under
Section 262.

     Because Res-Care is not a party to the merger (a wholly-owned subsidiary of Res-Care, Res-Care Sub, will merge with PeopleServe), Res-Care shareholders will not be entitled to appraisal rights in connection with the merger.

LISTING OF RES-CARE COMMON SHARES (PAGE 59)

     Res-Care will list the common shares to be issued in the merger and in exchange for PeopleServe stock options on The Nasdaq Stock Market.

NO FEDERAL INCOME TAX ON SHARES RECEIVED IN THE MERGER (PAGE 57)

     PeopleServe has received an opinion of its tax counsel concluding, among other things, that no gain or loss generally will be recognized by a PeopleServe stockholder for federal income tax purposes on the exchange of shares of PeopleServe common stock and Series B convertible preferred stock solely for Res-Care common shares. Such PeopleServe stockholders, however, will recognize gain or loss on the receipt of cash instead of a fractional share of Res-Care common shares. PeopleServe stockholders could recognize income to the extent that Res-Care common shares are considered to be received in exchange for other than PeopleServe capital stock, such as dividends accrued on Series B convertible preferred stock and Series A redeemable preferred stock. Finally, holders of Series A redeemable preferred stock may recognize gain or loss on the conversion of their shares into Res-Care common shares.

     TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON YOUR PERSONAL CIRCUMSTANCES. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR TO UNDERSTAND FULLY THE TAX CONSEQUENCES TO YOU.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS (PAGE 21)

     Statements in this Proxy Statement/Prospectus and in the documents incorporated by reference are forward-looking. You can identify these statements by the use of words like "may," "will," "expect," "anticipate," "estimate," or "continue," or similar expressions. Forward-looking statements represent Res-Care's and PeopleServe's judgment about the future and are not guarantees of future performance. Certain risks and uncertainties could cause actual operating results and financial position to differ materially from these projections. We caution you not to place undue reliance on forward-looking statements. Forward-looking statements represent Res-Care's and PeopleServe's estimates and assumptions only as of the date of this Proxy Statement/Prospectus.

MARKET PRICES AND COMPARISON OF DIVIDEND POLICIES

MARKET PRICES

     Res-Care common shares are traded on The Nasdaq Stock Market under the symbol "RSCR". The following table shows, for the periods indicated, the high and low sale prices per share on The Nasdaq Stock Market, based on published financial sources. The Res-Care share prices have been adjusted for each period presented to reflect a 3-for-2 stock split to shareholders of record on May 22, 1998. Following the merger, Res-Care common shares will continue to be traded on The Nasdaq Stock Market. PeopleServe common stock is not currently traded on any public market.

                                                                  RES-CARE
                                                                   COMMON
                                                                   SHARES
                                                              -----------------
CALENDAR PERIOD                                               HIGH          LOW
---------------                                               ----          ---
Quarter ended March 31, 1997................................   13 7/8       11
Quarter ended June 30, 1997.................................   13 7/16       9 7/8
Quarter ended September 30, 1997............................   16 11/16     12 1/2
Quarter ended December 31, 1997.............................   19 7/8       13 11/16
Quarter ended March 31, 1998................................   25 11/16     17 1/2
Quarter ended June 30, 1998.................................   26 1/2       18 1/4
Quarter ended September 30, 1998............................   20 3/16      13 1/4
Quarter ended December 31, 1998.............................   25 1/4       15 1/2
Quarter ended March 31, 1999................................   26           19 1/2
Quarter ending June 30, 1999 (through May 3, 1999)..........   23 1/8       17 5/8

     As of the record date, there were approximately 8,900 beneficial owners of Res-Care common shares, including approximately 378 holders of record. As of the record date, there were four record owners of PeopleServe common stock, eight record owners of PeopleServe Series B convertible preferred stock, and eight record owners of PeopleServe Series A redeemable preferred stock.

     The following table presents trading information for Res-Care common shares on The Nasdaq Stock Market on April 1, 1999 (the last full trading day prior to announcement of the signing of the merger agreement) and May 3, 1999 (the last practicable trading day for which information was available prior to the date of this Proxy Statement/Prospectus). Also stated below for each of those dates is the equivalent pro forma price of PeopleServe common stock. This was determined by multiplying the applicable price of Res-Care common shares by the 0.4523 exchange ratio, assuming that the closing price of Res-Care common shares is between $20.00 and $26.00 per share. Because the exchange ratio and the market price of Res-Care common shares are subject to fluctuation, the market value of the Res-Care common shares that PeopleServe stockholders will receive in the merger may increase or decrease prior to and following the completion of the merger. We urge you to obtain current market quotations.

                                                      APRIL 1, 1999       MAY 3, 1999
                                                      -------------       -----------
                                                      HIGH     LOW        HIGH    LOW
                                                      -----    ----       ----    ---
Res-Care............................................   22 7/8   22        18 9/16 18
PeopleServe Pro Forma...............................   10 3/8    9 15/16   8 3/8   8 1/8

DIVIDEND POLICIES

     Since its initial public offering in December 1992, Res-Care has not declared or paid cash dividends on its common shares and is limited in paying cash dividends under its credit facility. Res-Care does not anticipate paying any cash dividends following the completion of the merger or in the foreseeable future, and it intends to retain future earnings for the development and expansion of its business.

          SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF RES-CARE

     The annual selected historical financial data presented below is derived from the audited consolidated financial statements of Res-Care. As this information is only a summary, you should read it in conjunction with the historical financial statements (and related notes) of Res-Care contained in its annual and quarterly reports, as amended, and other information that Res-Care has filed with the Securities and Exchange Commission ("SEC"). See "Where You Can Find Additional Information" on page 22.

                                                   YEAR ENDED DECEMBER 31,
                                     ----------------------------------------------------
                                       1998       1997       1996       1995       1994
                                     --------   --------   --------   --------   --------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA(1):
Net revenues.......................  $522,682   $306,054   $224,265   $177,428   $142,958
Operating income...................    42,110     23,593     15,891     11,786      8,413
Income from continuing
  operations.......................    19,466     12,977      9,443      7,311      5,125
Net income(2)......................    19,466     12,977      9,443     16,558      6,179
Basic earnings per share:
  Income from continuing
     operations....................  $   1.04   $   0.75   $   0.64   $   0.50   $   0.35
  Net income.......................      1.04       0.75       0.64       1.13       0.42
Diluted earnings per share:
  Income from continuing
     operations....................      0.94       0.72       0.60       0.48       0.34
  Net income.......................      0.94       0.72       0.60       1.09       0.41
Pro forma net earnings per
  share(1):
  Basic............................      1.04       0.75       0.62       1.12       0.42
  Diluted..........................      0.94       0.72       0.59       1.09       0.41
Weighted average shares
  outstanding(3)
  Basic............................    18,753     17,409     14,851     14,697     14,672
  Diluted..........................    26,080     18,569     15,614     15,134     15,121
CONSOLIDATED BALANCE SHEET DATA(1):
Working capital....................  $ 63,593   $ 90,082   $ 23,353   $ 17,123   $ 16,790
Total assets.......................   396,614    255,144    115,312     87,440     50,368
Long-term debt.....................   193,282    108,470     30,672     18,644      5,742
Shareholders' equity...............   129,445    104,609     58,095     47,069     30,279

-------------------------

(1) In January 1997, Res-Care acquired the partnership interests in Premier Rehabilitation Centers in a transaction accounted for as a pooling-of-interests. Res-Care's financial statements have been restated for all periods presented to include the financial condition and results of operations of Premier. Pro forma amounts have been presented to reflect the tax effect of the Premier partnership interests in prior years.

(2) Net income includes income from operation of an unconsolidated affiliate sold, accounted for as a discontinued operation, of $428 and $1,054 in 1995 and 1994, respectively. Net income also includes an $8,819 gain from sale of this discontinued operation in 1995, net of applicable income taxes of $6,270. The aggregate net income per share is as follows: basic $0.63 and $0.07, diluted $0.61 and $0.07 in 1995 and 1994, respectively.

(3) Restated to reflect the 3-for-2 stock split to shareholders of record on May 22, 1998.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PEOPLESERVE

     The annual selected historical data presented below is derived from the audited consolidated financial statements of PeopleServe. As this information is only a summary, you should read it in conjunction with the historical financial statements (and related notes) of PeopleServe found in the Financial Statements included with this Proxy Statement/Prospectus on page F-1.

                                                 YEAR ENDED DECEMBER 31,
                                    -------------------------------------------------
                                      1998       1997      1996      1995      1994
                                    --------   --------   -------   -------   -------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS DATA:
Total revenues....................  $183,567   $162,450   $92,745   $79,904   $71,109
Operating income..................    10,199      8,769     4,217     3,284     2,957
Net income(1).....................     3,466      2,654     1,379     1,549     1,379
Net income available for common
  stockholders(2).................     1,627      1,032       974       898       800
Earnings per share
  Basic...........................  $   0.29   $   0.18   $  0.17   $  0.16   $  0.14
  Diluted.........................      0.26       0.17      0.17      0.16      0.14
Average shares outstanding
  Basic...........................     5,601      5,600     5,600     5,600     5,600
  Diluted.........................     6,324      6,181     5,689     5,600     5,600
CONSOLIDATED BALANCE SHEET DATA:
Total assets......................  $109,494   $ 89,157   $74,717   $39,006   $35,252
Working capital...................    15,535     15,919    16,122     5,476       571
Long-term debt, including capital
  lease obligations...............    58,400     42,440    33,198    16,532    16,057
Stockholders' equity..............     4,812      3,019     1,865     2,324     2,121

-------------------------

(1) PeopleServe converted from S-Corporation to C-Corporation tax status on November 1, 1996. Net income for 1996 reflects income taxes of $400,000 for the two months ended December 31, 1996. There were no income taxes during 1995 and 1994.

(2) As a result of the conversion from S-Corporation to C-Corporation status, net income available for common stockholders has been adjusted to reflect charges in lieu of income taxes of $346,990, $650,564 and $579,291 in 1996, 1995 and 1994, respectively.

                  SUMMARY OF RECENT SELECTED OPERATING RESULTS

     Res-Care and PeopleServe believe that shareholders' understanding of the merger will be aided by inclusion of preliminary operating results for the three months ended March 31, 1999 for both companies. The companies do not have sufficient data at the present time to prepare pro forma financial statements for the three months ended March 31, 1999 on the same basis as the pro forma financial statements contained elsewhere in this Proxy Statement/Prospectus.

     The following sets forth certain preliminary unaudited operating results for Res-Care for the three months ended March 31, 1999 and 1998. This data is qualified in its entirety by reference to Res-Care's Quarterly Report on Form 10-Q for the three months ended March 31, 1999, which will be filed with the Securities and Exchange Commission subsequent to the date of this Proxy Statement/Prospectus but prior to the date of Res-Care's annual meeting of shareholders. In the opinion of Res-Care's management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for these periods have been included.

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Net revenues................................................  $150,492   $105,938
Operating income............................................    12,851      7,526
Income before cumulative effect of accounting change(1).....     5,738      3,837
Net income..................................................     1,806      3,837

---------------
(1) Effective January 1, 1999, Res-Care changed its policy to conform to a new accounting standard, Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires that pre-opening and start-up costs be expensed as incurred rather than capitalized. The cumulative effect of the change in accounting totaled $3.9 million, net of taxes.

     The following data sets forth certain preliminary unaudited operating results for PeopleServe. In the opinion of PeopleServe's management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for these periods have been included.

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Net revenues................................................  $49,750    $43,262
Operating income............................................    2,661      2,238
Net income..................................................      873        819
Net income available for common stockholders(1).............      474        419

---------------
(1) Net income available for common stockholders includes the effect of dividends on the Series A redeemable preferred stock and dividends on and accretion of the Series B convertible preferred stock. Such amounts totaled $399,000 and $400,000 in 1999 and 1998, respectively.

         SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

     The merger is expected to be accounted for as a pooling-of-interests, which means that for accounting and financial reporting purposes, the companies will be treated as if they had always been combined.

     The following table shows unaudited pro forma condensed combined financial information that reflects the pooling-of-interests method of accounting. This information is included to give you a better picture of what the results of operations and financial position of the combined businesses of Res-Care and PeopleServe might have been had the merger occurred on an earlier date. The unaudited pro forma combined condensed statement of operations data combines information from the historical consolidated statements of income of Res-Care and PeopleServe giving effect to the merger. The unaudited pro forma combined condensed balance sheet data combines information from the historical consolidated balance sheet of Res-Care and the historical consolidated balance sheet of PeopleServe giving effect to the merger as if the merger were completed on December 31, 1998.

     This information is provided for illustrative purposes only. It does not necessarily reflect what the results of operations or financial position of the combined company would have been if the merger had actually occurred at the beginning of the earliest period presented. This information also does not necessarily indicate what the combined company's future operating results or consolidated financial position will be. This information does not reflect (a) the effect of any potential changes in revenues or any operating synergies which may be achieved by combining the resources of the companies, (b) investment banking, legal and miscellaneous transaction costs related to the merger, which will be reflected as an expense in the period the merger is completed and (c) costs associated with combining the companies which cannot presently be estimated. These costs relate to personnel and other corporate and administrative expenses that will be eliminated as we consolidate some corporate functions.

     In addition to any cost savings and operating synergies that may be realized, Res-Care estimates that it will realize annualized corporate and administrative cost savings of approximately $9.1 million. These charges include administrative office expenses of $1.0 million, corporate and administrative personnel costs of $6.0 million, miscellaneous administrative expenses of $0.6 million and professional services costs of $1.5 million. The pro forma combined condensed financial data does not reflect the impact of these charges. These costs will be charged to operations as a non-recurring charge in the quarter the merger occurs.

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1998       1997       1996
                                                    --------   --------   --------
                                                            (IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
PRO FORMA COMBINED CONDENSED STATEMENT OF
  OPERATIONS DATA:
Net revenues......................................  $706,249   $468,504   $317,010
Operating income..................................    52,309     32,362     20,108
Income from continuing operations before income
  taxes...........................................    38,416     26,618     16,740
Income from continuing operations available for
  common shareholders.............................    22,932     15,631     10,822
Income from continuing operations per common
  share:
  Basic...........................................  $   0.95   $   0.69   $   0.54
  Diluted.........................................      0.89       0.67       0.52

                                                              DECEMBER 31, 1998
                                                              -----------------
                                                               (IN THOUSANDS)
PRO FORMA COMBINED CONDENSED BALANCE SHEET DATA:
Working capital.............................................      $ 79,129
Total assets................................................       506,108
Long-term debt..............................................       251,682
Shareholders' equity........................................       152,627

PARTIAL NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1) The unaudited pro forma financial information presented above was based on the historical financial information of Res-Care and PeopleServe. As a result of the transaction, it may be necessary to restate certain amounts in the consolidated historical financial statements of the companies to conform to those accounting policies which are most appropriate for the combined company. Any such restatements are not expected to be material.

2) No adjustment has been made to the historical financial statements of Res-Care or PeopleServe to reflect any cost savings or synergies expected as a result of the transaction.

3) The 1998 historical financial information of PeopleServe includes an expense related to the early adoption of Statement of Position (SOP) 98-5, Reporting on the Cost of Start-up Activities. The adoption of SOP 98-5 was not material to the consolidated financial statements of PeopleServe.

   The SOP requires that all costs of start-up activities and organization costs be expensed as incurred. Initial application of the SOP requires the write-off of any unamortized start-up and organization costs, the impact of which will be reported as the cumulative effect of a change in accounting principles. Res-Care adopted the provisions of SOP 98-5 effective January 1, 1999. As of December 31, 1998 deferred start-up and organization costs of $6.2 million (net of accumulated amortization of $4.7 million) were included in other assets on Res-Care's consolidated balance sheet. The impact of the adoption of this pronouncement is not reflected in these pro forma financial statements.

COMPARATIVE UNAUDITED PER SHARE DATA

     The following table shows information on the earnings and book value per common share for our respective companies on a historical, pro forma combined and pro forma equivalent basis.

     Pro forma combined earnings per share (basic and diluted) is derived from the pro forma combined information presented under "Summary Unaudited Pro Forma Combined Condensed Financial Data." The pro forma information is calculated by multiplying the Res-Care and PeopleServe pro forma information by the applicable ratio of Res-Care common shares for each share of PeopleServe common stock as follows:

RES-CARE SHARE PRICE:                                  EXCHANGE RATIO:
---------------------                                  ---------------
Between $20.00 and $26.00............................      0.4523
$29.00...............................................      0.4055
$18.00...............................................      0.5026

     The Res-Care historical and PeopleServe historical book value per share is based upon outstanding common shares. The numbers of outstanding common shares used in the Res-Care and PeopleServe pro forma amounts have been adjusted to include the Res-Care common shares to be issued in the merger.

     The information shown below is only a summary and you should read it together with the respective audited consolidated financial statements of Res-Care and PeopleServe. See "Where You Can Find Additional Information" on page 22.

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              1998    1997    1996
                                                              -----   -----   -----
BASIC NET INCOME PER SHARE:
Res-Care historical.........................................  $1.04   $0.75   $0.64
PeopleServe historical......................................   0.29    0.18    0.17
Res-Care and PeopleServe pro forma income from continuing
  operations(1):
  Assuming stock price is between $20.00 and $26.00.........  $0.95   $0.69   $0.54
  Assuming stock price is $29.00............................   0.98    0.71    0.55
  Assuming stock price is $18.00............................   0.93    0.67    0.52
PeopleServe equivalent pro forma(2):
  Assuming stock price is between $20.00 and $26.00.........  $0.43   $0.31   $0.24
  Assuming stock price is $29.00............................   0.40    0.29    0.22
  Assuming stock price is $18.00............................   0.47    0.34    0.26
DILUTED NET INCOME PER SHARE:
Res-Care historical.........................................  $0.94   $0.72   $0.60
PeopleServe historical......................................   0.26    0.17    0.17
Res-Care and PeopleServe pro forma income from continuing
  operations(1):
  Assuming stock price is between $20.00 and $26.00.........  $0.89   $0.67   $0.52
  Assuming stock price is $29.00............................   0.91    0.69    0.53
  Assuming stock price is $18.00............................   0.88    0.66    0.50
PeopleServe equivalent pro forma(2):
  Assuming stock price is between $20.00 and $26.00.........  $0.40   $0.31   $0.23
  Assuming stock price is $29.00............................   0.37    0.28    0.22
  Assuming stock price is $18.00............................   0.44    0.33    0.25

                                                              DECEMBER 31, 1998
                                                              -----------------
BOOK VALUE PER SHARE:
Res-Care historical.........................................        $4.96
PeopleServe historical......................................        $0.86
Res-Care and PeopleServe pro forma combined(1):
  Assuming stock price is between $20.00 and $26.00.........        $4.87
  Assuming stock price is $29.00............................         4.96
  Assuming stock price is $18.00............................         4.78
PeopleServe equivalent pro forma(2):
  Assuming stock price is between $20.00 and $26.00.........        $2.20
  Assuming stock price is $29.00............................         2.01
  Assuming stock price is $18.00............................         2.40

-------------------------

(1) Gives pro forma effect to the merger.

(2) PeopleServe equivalent per share amounts are calculated by multiplying the Res-Care and PeopleServe pro forma per share amounts by the merger exchange ratio as follows:

  Assuming stock price is between $20.00 and $26.00.........  0.4523
  Assuming stock price is $29.00............................  0.4055
  Assuming stock price is $18.00............................  0.5026

                           FORWARD-LOOKING STATEMENTS

     This Proxy Statement/Prospectus contains and incorporates by reference statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include all statements regarding the intent, belief or current expectations relating to the matters discussed or incorporated by reference in this Proxy Statement/Prospectus, including statements as to beliefs, expectations, anticipations, intentions or similar words, and all statements which are not statements of historical fact. These statements are subject to risks, uncertainties and assumptions, including, but not limited to:

  - risks related to the realization of anticipated revenues, profitability and cost savings of the combined company; and

  - other risks and uncertainties described in "Risk Factors" or in the other SEC filings of Res-Care.

     Should one or more of these risks or uncertainties affect the business of Res-Care or should underlying assumptions prove incorrect, Res-Care's actual results, performance or achievements in 1999 and beyond could differ materially from those expressed in, or implied by, such forward-looking statements.

     Res-Care's common shares are quoted on The Nasdaq National Market. The trading symbol for Res-Care is "RSCR". You may inspect reports and other information concerning Res-Care at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS. NO ONE IS AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROXY STATEMENT/ PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS DOCUMENT.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     Res-Care files annual, quarterly and other periodic reports, proxy statements and other information with the SEC. You may read and copy any materials that Res-Care files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information with respect to Res-Care at http://www.sec.gov. This information is also available for inspection at the office of The Nasdaq Stock Market, 1735 K Street, N.W., Washington DC 20006.

     The SEC allows Res-Care to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that Res-Care can disclose important information by referring to another document filed separately with the SEC. Any statement incorporated by reference shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained in this document or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this document modifies or supersedes such statement. Any such modified or superseded statement shall be deemed to constitute a part of this Proxy Statement/ Prospectus.

     Res-Care (SEC File No. 0-20372) incorporates the following documents by reference in this Proxy Statement/Prospectus:

          (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended by Form 10-K/A filed on April 30, 1999;

          (2) Current Report on Form 8-K dated April 8, 1999;

          (3) The description of Res-Care common shares contained in its Registration Statement on Form 8-A, filed with the SEC on June 25, 1992; and

          (4) All other documents Res-Care files with the SEC pursuant to
     Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934 after the date of this Proxy Statement/Prospectus and before the end of the Res-Care annual shareholders meeting.

     Documents incorporated by reference into this Proxy Statement/Prospectus (not including exhibits to such documents other than exhibits specifically incorporated by reference into such documents) will be sent to any person, including any beneficial owner of Res-Care common shares to whom this Proxy Statement/Prospectus is delivered, without charge, upon written or oral request, by first class mail within one business day of receipt of such request. Requests for documents should be directed to the Vice-President of Communications at Res-Care, Inc., 10140 Linn Station Road, Louisville, Kentucky, 40223, Telephone Number (502) 394-2100.

                                  RISK FACTORS

     In addition to the other information provided or incorporated by reference in this Proxy Statement/Prospectus, you should consider the following factors carefully in evaluating whether to vote in favor of the merger or the issuance of Res-Care common shares in connection with the merger. You should also refer to "Forward-Looking Statements" on page 21.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE PEOPLESERVE INTO RES-CARE'S
BUSINESS

     INTEGRATING THE TWO COMPANIES MAY BE DIFFICULT. Integrating Res-Care and PeopleServe will be a complex, time-consuming and expensive process. Before the merger, Res-Care and PeopleServe operated independently, each with its own business, business culture, employees and systems. After the merger, Res-Care and PeopleServe must operate as a combined organization utilizing common:

     - information and communication systems;

     - operating procedures;

     - financial controls; and

     - human resource practices, including benefit, training and professional development programs.

     RES-CARE MAY NOT BE ABLE TO ACHIEVE THE INTENDED BENEFITS OF THE
MERGER. There may be substantial difficulties, costs, delays and other negative effects involved in integrating Res-Care and PeopleServe. Res-Care and PeopleServe may not achieve the intended benefits of the merger if Res-Care is unable to integrate PeopleServe's business successfully with its own. Res-Care could encounter the following difficulties as a result of the merger:

     - distraction of management from the business of the combined company;

     - potential incompatibility of business cultures;

     - perceived uncertainty in career opportunities and benefits, including the perceived value of stock options and other incentives;

     - costs and delays in implementing common business systems, including computer systems, and procedures;

     - delays in completing the integration of the companies;

     - retaining PeopleServe's clients;

     - maintaining and increasing PeopleServe's competitive presence in the industry;

     - obtaining approvals to transfer licenses and maintaining licenses after transfer;

     - continuing to operate PeopleServe's business efficiently;

     - potential uncertainties in renewing collective bargaining agreements with some PeopleServe employees;

     - retaining key PeopleServe employees; or

     - unforeseen actual or contingent liabilities of PeopleServe.

     WE NEED THE SERVICES OF KEY EMPLOYEES TO COMPLETE THE INTEGRATION. The successful integration of PeopleServe depends on the contribution of certain key PeopleServe employees. While it is contemplated that certain individuals, including Timothy J. Vogel and Dennis C. Henegar, will be subject to employment, consulting and/or non-competition agreements with Res-Care after the merger, there can be no assurance that these agreements will result in the retention of these persons for any significant period of time. The loss of these individuals or any of PeopleServe's other key employees could result in difficulties in the transition process and less efficient business operations for the combined company and could seriously harm its business.

     Many of these factors are outside the control of either company. The failure to integrate Res-Care and PeopleServe would have a material adverse effect on the business, financial condition and results of operations of the combined company.

RES-CARE AND PEOPLESERVE FACE RISKS CONCERNING THE YEAR 2000 ISSUES

     IF GOVERNMENTAL OR OTHER PAYORS OR VENDORS DO NOT ADEQUATELY PREPARE FOR THE YEAR 2000, THE OPERATIONS OF THE COMBINED COMPANIES COULD BE MATERIALLY ADVERSELY AFFECTED. A substantial portion of the revenues of Res-Care and PeopleServe are derived from Medicaid programs. If federal and state governmental agencies are unable to comply with Year 2000 requirements, cash flows, liquidity and results of operations will be adversely affected. To fund any working capital shortfall caused by the inability of government payors to make timely payments, Res-Care may need to use its revolving credit facility to fund working capital needs or seek additional external financing. Use of credit facilities for these purposes could adversely affect growth plans. Adequate financing may not be made available.

     Res-Care and PeopleServe are in the process of surveying third-party vendors, such as payroll processors and significant banks, for their Year 2000 readiness. Third-party systems may not be compliant, and any noncompliance could have a material adverse effect on the operations of the combined company.

     RES-CARE MAY NOT BE ABLE TO COMPLETE ITS YEAR 2000 COMPLIANCE
EFFORTS. Res-Care has surveyed all of its mission critical systems for Year 2000 compliance and has determined that it must modify or replace certain portions of its information system. Res-Care is also in the process of updating its accounts receivable and billing systems. The estimated completion date for installation and testing of this new billing system is October 31, 1999. If Res-Care experiences delays in installing these modifications and new systems or is unable to implement the necessary changes, Res-Care's operations could be adversely affected.

     Res-Care is in the process of identifying potential Year 2000 problems with all of its medical equipment and physical facilities. Although its target date for completing the assessment is June 30, 1999 and any required remediation is September 30, 1999, Res-Care cannot provide any assurance that Year 2000 problems discovered in the course of this survey will not have a material adverse effect on operations.

     Res-Care has not established a formal contingency plan for Year 2000 issues, but plans to complete this plan during 1999. If the contingency plan is not developed or does not cover all major contingencies, Res-Care's ability to deal with unanticipated situations brought about by the Year 2000 could be significantly impaired.

     PEOPLESERVE MAY NOT BE ABLE TO COMPLETE ITS YEAR 2000 COMPLIANCE EFFORTS. PeopleServe has determined that it will be required to modify, replace or upgrade portions of its software and hardware in order to be Year 2000 compliant. PeopleServe anticipates substantial completion of these efforts by November 1999. Any delay in this process or failure to adequately address Year 2000 compliance issues could have a material adverse effect on operations.

     PeopleServe is currently surveying the status of Year 2000 compliance efforts of its third-party vendors. PeopleServe cannot currently predict whether its major vendors will be Year 2000 compliant.

     PeopleServe has not established a formal contingency plan for Year 2000 issues, but plans to complete this plan during 1999. If the contingency plan is not developed or does not cover all major contingencies, PeopleServe's ability to deal with unanticipated situations brought about by the Year 2000 could be significantly impaired. After completion of the merger, Res-Care's remediation and contingency plans for Year 2000 issues will cover PeopleServe's Year 2000 efforts.

THE MERGER MAY FAIL TO QUALIFY FOR TAX-FREE TREATMENT

     We have structured the merger to qualify as a tax-free reorganization under
Section 368(a) of the Internal Revenue Code of 1986, or the Code. Although the Internal Revenue Service, or the IRS, has not provided a ruling on the matter, PeopleServe has obtained a legal opinion that the merger qualifies as a tax-free reorganization. This opinion neither binds the IRS nor prevents the IRS from adopting a contrary position. If the merger fails to qualify as a tax-free reorganization, as a PeopleServe stockholder, you would recognize gain or loss on each PeopleServe share surrendered in the amount of the difference between your basis in those shares and the fair market value of the Res-Care common shares and other consideration you receive in exchange for your PeopleServe shares at the time of the merger. See "The Merger -- Material Federal Income Tax Considerations."

RES-CARE AND PEOPLESERVE DEPEND ON REIMBURSEMENT FROM THE GOVERNMENT

     MEDICAID REIMBURSEMENT. Revenues of each of Res-Care's and PeopleServe's disabilities services segment are highly dependent on reimbursement under federal and state Medicaid programs. Generally, each state has its own Medicaid reimbursement regulations and formula. The combined company's revenues and operating profitability will depend on its ability to maintain its existing reimbursement levels and to obtain periodic increases in reimbursement rates. Changes in the manner in which Medicaid reimbursement rates are established or reviewed in one or more of the states where the combined company operates could adversely affect revenues and profitability. Other changes in the manner in which federal and state reimbursement programs are operated, and in the manner in which billings/costs are reviewed and audited, could also affect revenues and operating profitability.

     BUDGET CONSTRAINTS. The combined company's cash flow will be subject to the receipt of sufficient funding and timely payment by applicable government entities. Res-Care and PeopleServe conduct their businesses primarily under contracts with federal, state and local governments and government agencies, and a substantial portion of their revenues are attributable to these contracts. If a government agency does not receive sufficient appropriations to cover its contractual obligations, the agency may terminate the contract or defer or reduce the combined company's compensation. This could negatively affect the combined company's cash flow. A number of federal, state and local governments, including some of those with which Res-Care and PeopleServe have contracts, have from time to time experienced fiscal difficulties. In addition, the combined company will rely on government entities to refer individuals to occupy its facilities and programs. If the combined company does not receive a sufficient number of referrals, this may have a material adverse effect on the combined company's business, financial condition and results of operations.

THERE ARE RISKS ASSOCIATED WITH RES-CARE'S GROWTH STRATEGY

     DEVELOPMENT ACTIVITIES. Changes in Res-Care's future revenues depend significantly upon the success of its development activities, and in particular on its ability to acquire other providers and programs and to obtain additional contracts to provide services to the special needs populations it serves. Res-Care has historically obtained additional contracts, and has increased the number of individuals it serves, through:

     - acquisitions of other new businesses;

     - acquisition of facilities or management contract rights to operate facilities;

     - awards in response to requests for proposals for new facilities or programs or for facilities being privatized by government agencies; or

     - other development activities.

     Res-Care actively seeks acquisitions of other companies, facilities and assets to increase the number of consumers it serves. Changes in the market for acquisition prospects, including increasing competition for and increasing pricing of acquisition prospects, could adversely affect the timing and/or viability of future development activities. Future revenues also depend on Res-Care's ability to maintain and renew its existing services contracts and its leases.

     INTEGRATION OF NEW OPERATIONS. Res-Care's future growth depends to a major extent on its ability to successfully integrate these new operations into its business and to operate them profitably. Acquisitions may also involve a number of special risks including:

     - adverse short-term effects on the business and results of operations during the transition period;

     - retaining key personnel;

     - charges against earnings resulting from the amortization of acquired intangible assets; and

     - risks associated with unanticipated liabilities and contingencies.

     To achieve its growth successfully, Res-Care may require additional debt or equity financing for future acquisitions or working capital, which may not be available on favorable terms, if at all. The holdings of existing shareholders may be diluted if Res-Care uses its preferred or common shares for all or a portion of the consideration paid for future acquisitions or sells additional shares in the market to raise capital. In the event that Res-Care's preferred or common shares do not maintain sufficient value or acquisition candidates are unwilling to accept Res-Care's preferred or common shares as consideration for the sale of their businesses, Res-Care may need to use more of its cash resources or borrowing capacity, if available, to continue its acquisition program. If Res-Care does not have sufficient cash resources or borrowing capacity or is not able to use its preferred or common shares as consideration for acquisitions or to raise additional capital, its growth through acquisitions could be severely limited.

RES-CARE MAY NOT BE ABLE TO EXPAND ITS YOUTH SERVICES OPERATIONS

     Res-Care has not yet developed significant experience in operating special-needs youth programs other than Job Corps centers. Res-Care may not be able to expand materially its business in this sector. Although Res-Care has operated Job Corps centers since 1976 and has provided services for youths with developmental disabilities in its disabilities services operations since 1978, Res-Care began intensive efforts to expand its at-risk and troubled youth services operations only within the past three years. Some of Res-Care's competitors have more experience in developing and implementing these services. The market for delivery of at-risk and troubled youth services is highly competitive. The youth services industry is highly-fragmented and the barriers to entry remain low. As a result, Res-Care may experience intensive competition as it seeks to expand in this area, including competition from companies with substantially greater resources than Res-Care. Although state and local government authorities have begun to accept the movement towards privatized management of programs for at-risk and troubled youths, this level of acceptance could stay the same or decrease. Res-Care may not succeed in its goal to increase significantly the revenues and operating income from its at-risk and troubled youth services operations.

WE DEPEND ON GOVERNMENT CONTRACTS

     Government contracts are typically subject to renewal (or in the case of Job Corps contracts, extension) annually. The financial terms of and renewal of each contract depend upon many factors, including:

     - the quality and type of services provided;

     - government budget constraints;

     - changes in government or agency personnel; and

     - priorities or philosophies of governments or agencies with respect to provision of services to various at-risk populations.

     CONTRACT REVIEW AND RENEWAL. Government and agency contracts generally are subject to audits, reviews and investigations. These audits, reviews and investigations typically involve a review of the contractor's performance under the contract, its reported costs and its compliance with applicable laws and regulations. In addition, some contracts are subject to competitive bidding, and government customers generally may terminate their contracts with Res-Care or PeopleServe for cause and upon certain other specified conditions. The loss or renewal on less favorable terms of some of or a group of contracts could have a material adverse effect on the combined company's business, financial condition and results of operations.

     PROVIDERS OF RECORD. In various states Res-Care and PeopleServe contract with providers of record to manage and operate MR/DD facilities for them. In these cases, Res-Care and PeopleServe depend on the relationship between the state and local governments or government agencies and the contractual providers of record in obtaining and securing contracts. Each state and local government or government agency may terminate or declare a breach of contract with providers of record, may be denied federal matching funds as partial reimbursement for certain program expenses or may reduce their placement of individuals with, or the use of, such providers of record for reasons that may be beyond Res-Care's or PeopleServe's control. These actions could adversely affect the ability of the providers of record to pay Res-Care and PeopleServe under these management agreements.

     JOB CORPS. Res-Care derives revenue from the operation of multiple Job Corps contracts awarded by the United States Department of Labor. The Department of Labor evaluates performance at each Job Corps center using certain objective and subjective criteria. Contracts for Job Corps centers not meeting Department of Labor expectations may not be extended or awarded during rebid. In 1996, Res-Care's contract to operate the Crystal Springs, Mississippi Job Corps center was not extended for the full term of its final contract year due to performance issues at that center. In October 1997, Res-Care was not successful in retaining the contract to operate the Gulfport, Mississippi Job Corps Center when it was competitively rebid. The Department of Labor has recently made efforts to encourage new participants in the program. The entrance of minority-owned and small business entities and more recently, several companies with government contracting experience has increased the competition for these contracts. The Department of Labor may not extend Res-Care's Job Corps contracts or award Res-Care additional Job Corps contracts in the future.

OUR INDUSTRY IS SUBJECT TO GOVERNMENT REGULATION

     Res-Care and PeopleServe are subject to extensive federal, state and local regulations governing:

     - licensure;

     - conduct of operations and delivery of services at existing facilities and programs; and

     - opening of new facilities and programs.

     These regulations cover:

     - quality of services provided;

     - purchase or lease of existing facilities;

     - addition of new services or extension of existing services into new geographic areas;

     - capital expenditures; and

     - reimbursement for services rendered.

     If Res-Care or PeopleServe fails to meet applicable standards it could result in the loss of a license, the delay or loss of reimbursement or the loss of an ability to expand services. To date, loss of license, the delay or loss of reimbursement or the loss of an ability to expand services have not been a significant factor in Res-Care's or PeopleServe's operations. Federal, state or local governments may impose additional restrictions on the operations of Res-Care or PeopleServe that might adversely affect its business, financial condition and results of operations. For more information on government regulation of our business, please refer to Res-Care's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 which is incorporated by reference into this Proxy Statement/Prospectus.

THE PUBLIC MAY OPPOSE THE LOCATION OF A PROGRAM OR FACILITY AND WE MAY RECEIVE NEGATIVE PUBLICITY

     The combined company's success in obtaining new contracts depends, in part, upon its ability to locate facilities that can be leased or acquired on favorable terms. Group homes are generally located in residential communities. Larger facilities for persons with disabilities and at-risk and troubled youths may be in or near populated areas. These locations may generate legal action or other forms of opposition from residents in areas surrounding a proposed site. These operations are subject to public scrutiny and, consequently, could be significantly affected by negative publicity, negative public reaction, government investigations of the combined company's policies or operations, or the actions of consumers under its care. Reputation is very important to the retention and procurement of contracts. Negative publicity or government investigation of the combined company's policies or operations or the actions of individuals under its care could have a material adverse effect on the combined company's business, financial condition and results of operations.

WE DEPEND ON SENIOR MANAGEMENT AND SKILLED PERSONNEL

     Res-Care's success depends on and the combined company's success will depend on the efforts and abilities of Ronald G. Geary, the chairman, president and chief executive officer; E. Halsey Sandford, senior executive; Jeffrey M. Cross, executive vice president of operations; Paul G. Dunn, executive vice president of development; Ralph G. Gronefeld, Jr., executive vice president of finance and administration; and other members of Res-Care's senior management team. Res-Care has entered into separate employment agreements with these executives and its regional vice presidents containing customary noncompetition, nondisclosure, and nonsolicitation covenants.

     After the merger, most of the senior operations managers of PeopleServe will continue working in their existing or expanded roles with the combined company. In addition, it is expected that Timothy J. Vogel and Dennis C. Henegar, current executives of PeopleServe, will remain with the combined company as a consultant or employee following the merger. These individuals also will have restrictive covenants in their agreements with the combined company.

     The loss of the services of one or more of the senior executives could have a material adverse effect upon business, financial condition and results of operations of Res-Care and the combined company.

WE MAY BE SUBJECT TO LAWSUITS

     The combined company's business exposes it to potential third-party claims or litigation by participants or other persons for wrongful death, personal injury or other damages resulting from contact with its facilities, programs, personnel or participants. In addition, certain contracts and some state laws require maintenance of adequate insurance for operations and indemnification of the government agency against any damages to which the government agency may be subject in connection with these claims or litigation. Each of Res-Care and PeopleServe has occasionally been sued by third parties. Res-Care and PeopleServe each maintains, and the combined company will maintain, insurance programs that provide coverage for certain liability risks, including wrongful death, personal injury, bodily injury or property damage to a third party where the company is found to be negligent. The combined company's insurance may not be adequate to cover all potential third-party claims.

POSSIBLE SHORTAGES OF QUALIFIED PERSONNEL; INCREASES IN LABOR COSTS

     A possible shortage of professional personnel or direct service staff or other outside pressures, including collective bargaining efforts, may require the combined company to enhance its wage and benefits package in order to compete in the hiring and retention of such personnel. The combined company will compete with many other providers of long-term care as well as other employers in each community in attracting and retaining qualified and skilled personnel. The combined company will depend on the available labor pool of human services employees in each of the markets in which it operates. The combined company's cost structure and ultimate operating profitability are significantly dependent on its labor costs and the availability and utilization of its labor force and thus may be affected by a variety of factors, including local competitive forces, changes in minimum wages or other direct personnel costs, effective management of direct service staff, and changes in consumer services models, such as the trends toward supported living and managed care. The combined company's labor costs are expected to increase. As a result, the combined company may not be able to offset an increase in costs by corresponding increases in reimbursement rates for services.

     PeopleServe's VOCA division has collective bargaining agreements with certain employees in Ohio, West Virginia and the District of Columbia. The collective bargaining agreement with approximately 600 employees in Ohio expires on June 30, 1999. The collective bargaining agreement with approximately 275 employees in West Virginia expires on August 30, 1999. These employees in Ohio and West Virginia are represented by District 1199, SEIU. The collective bargaining agreement with employees in the District of Columbia expires on December 31, 1999. The employees in the District of Columbia are represented by District 1199, SEIU -- E. At the present time, Res-Care cannot predict the outcome of the negotiations with these unions. Res-Care also cannot guarantee that these unions will not try to organize other employees of the combined company. Increased labor costs resulting from the pending union negotiations or any organizing activities that may occur in the future could adversely affect Res-Care's profitability.

COMPETITION

     Our business is highly competitive, and we expect that competition from new and existing companies will intensify. Many factors affect competition in the disabilities and youth services industries, including:

     - reputation in the community and with licensing agencies and other payors;

     - quality of services provided;

     - cost-effectiveness of services;

     - reimbursement and regulatory expertise; and

     - the location and appearance of facilities and programs.

     In addition to certain not-for-profit organizations, including organizations affiliated with advocacy and sponsoring groups, some competitors operate in multiple jurisdictions and may be well capitalized. The combined company faces significant competition from not-for-profit organizations and proprietary competitors in the states where it now operates and expects to face similar competition in any state that it may enter in the future. A number of the combined company's competitors have greater resources. Competition may adversely affect the combined company's ability to obtain new contracts and complete acquisitions on favorable terms.

WE ARE SUBJECT TO ENVIRONMENTAL AND EMPLOYEE SAFETY LAWS

     Various federal and state laws and regulations that govern the handling and disposal of medical and infectious waste apply to the operation of Res-Care's and PeopleServe's businesses. Failure to comply with these laws or regulations could subject the combined company to fines, criminal penalties and other enforcement actions. Res-Care and PeopleServe have developed and implemented policies for handling and disposal of medical and infectious waste. Res-Care and PeopleServe believe they are in compliance with these laws and regulations. The Occupational Safety and Health Administration's regulations impose additional requirements with regard to protecting employees from exposure to bloodborne pathogens. Res-Care and PeopleServe believe that they have complied, and will continue to be able to comply, with these regulations. However, these regulations may adversely affect the combined company's business, financial condition and results of operations.

ANTI-TAKEOVER PROVISIONS MAY INHIBIT CHANGES OF CONTROL

     Res-Care's articles of incorporation and bylaws contain provisions which could make it more difficult for a third party to acquire Res-Care, even if such a change of control would benefit shareholders.

                     GENERAL INFORMATION ABOUT THE MEETINGS

DATE, TIME AND PLACE OF THE MEETINGS

     The meeting of the Res-Care shareholders will be held at 11:00 a.m., local time (EDT), on June 14, 1999, at Louisville Marriott East Hotel, 1903 Embassy Square Boulevard, Louisville, Kentucky 40299.

     The meeting of the PeopleServe stockholders will be held at 10:00 a.m., local time (EDT), on June 14, 1999 at 5555 Parkcenter Circle, Suite 200, Dublin, Ohio.

RECORD DATE AND OUTSTANDING SHARES

     The Res-Care board of directors has fixed the close of business on April 29, 1999 as the record date for the Res-Care meeting. Only shareholders of record on the record date are entitled to notice of and to vote at the Res-Care meeting. As of the Res-Care record date, there were issued and outstanding 18,986,349 Res-Care common shares, held by approximately 8,900 persons including beneficial holders and holders of record. Each holder of Res-Care common shares is entitled to one vote per share held of record on the record date.

     The close of business on the day prior to the day notice of the PeopleServe meeting is given to stockholders (anticipated to be May 7, 1999) will be the record date for the determination of the holders of PeopleServe stock entitled to receive notice of and to vote at the PeopleServe meeting. Only holders of record of shares of PeopleServe stock on the record date will be entitled to receive notice of and to vote at the PeopleServe meeting. Each holder of PeopleServe stock is entitled to one vote per share held on the record date. The following shows the number of shares outstanding and the number of holders of these shares on the record date:

     - 5,615,231 shares of PeopleServe common stock held by four holders;

     - 3,684,364 shares of Series B convertible preferred stock held by eight holders; and

     - 1,000,000 shares of Series A redeemable preferred stock held by eight holders.

PURPOSES OF THE MEETINGS

RES-CARE

     Res-Care is furnishing this Proxy Statement/Prospectus to its shareholders in connection with the solicitation of proxies by Res-Care's board of directors for use at the Res-Care annual shareholders meeting. At the Res-Care meeting, Res-Care shareholders will be asked to approve:

     - a proposal to issue Res-Care common shares to the PeopleServe stockholders in the merger and in exchange for PeopleServe stock options;

     - a proposal to elect directors for a one-year term;

     - a proposal to ratify the selection of KPMG LLP as independent auditors for the current fiscal year; and

     - such other matters as may properly come before the Res-Care meeting.

     THE RES-CARE BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED IN CONNECTION WITH THE MERGER AND THE ISSUANCE OF RES-CARE COMMON SHARES, AND HAS DETERMINED THAT THE ISSUANCE OF UP TO APPROXIMATELY

5,844,000 RES-CARE COMMON SHARES TO THE PEOPLESERVE STOCKHOLDERS IN THE MERGER, INCLUDING RES-CARE COMMON SHARES ISSUED IN EXCHANGE FOR PEOPLESERVE STOCK OPTIONS, IS IN THE BEST INTERESTS OF RES-CARE SHAREHOLDERS.

     THE RES-CARE BOARD OF DIRECTORS ALSO RECOMMENDS THE APPROVAL OF:

     - THE ELECTION OF THE NOMINEES FOR DIRECTOR FOR A ONE-YEAR TERM; AND

     - THE RATIFICATION OF THE SELECTION OF KPMG LLP AS INDEPENDENT AUDITORS FOR THE CURRENT FISCAL YEAR.

     THE RES-CARE BOARD OF DIRECTORS RECOMMENDS THAT RES-CARE SHAREHOLDERS VOTE FOR THESE PROPOSALS.

PEOPLESERVE

     PeopleServe is furnishing this Proxy Statement/Prospectus to its stockholders in connection with the solicitation of proxies by PeopleServe's board of directors for use at the PeopleServe meeting. The purpose of the meeting is to consider and vote upon the proposal to approve the merger and adopt the merger agreement, the amendment to the certificate of incorporation, the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber and to transact such other business as may properly come before the meeting or any adjournments or postponements. Under the merger agreement, at the effective time of the merger, PeopleServe will become a wholly-owned subsidiary of Res-Care and the former stockholders of PeopleServe will receive Res-Care common shares for their PeopleServe shares. Stockholders of PeopleServe will receive consideration in the merger as follows:

     - Each share of PeopleServe common stock, including common stock issued on exercise of PeopleServe warrants, will be converted into 0.4523 Res-Care common shares;

     - Each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be converted into 0.4523 Res-Care common shares; and

     - The liquidation value (including accrued and unpaid dividends) of PeopleServe Series A redeemable preferred stock and the accrued and unpaid dividends on the PeopleServe Series B convertible preferred stock will be converted into Res-Care common shares based upon the actual closing price. Thus, assuming a $23.00 closing price, $100 of accrued dividends or liquidation value will become 4.3478 Res-Care common shares.

     The portion of a Res-Care common share to be exchanged for a share of each class of PeopleServe securities is based on the closing price. For all purposes, the closing price is the average closing price for the 15 trading days ending four trading days before the closing date. If the closing price of Res-Care common shares is at least $20.00 and not more than $26.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for
0.4523 Res-Care common shares. If the closing price is greater than $26.00 and less than or equal to $29.00, the amount of Res-Care common shares will be equal to the quotient of (x) $11.76 divided by (y) the closing price. If the closing price is less than $20.00 and greater than or equal to $18.00, the amount of Res-Care common shares will be equal to the quotient of (x) $9.05 divided by (y) the closing price. If the closing price is less than $18.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for 0.5026 Res-Care common shares. If the closing price is greater than $29.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for 0.4055 Res-Care common shares. There are no further adjustments in the amount of Res-Care common shares issued in exchange for shares of PeopleServe common stock and Series B convertible preferred stock if the closing price is less than $18.00 or greater than $29.00.

     The Series A redeemable preferred stock, including accrued dividends, and the accrued dividends on Series B convertible preferred stock will be exchanged for Res-Care common shares based on the closing price for the Res-Care common shares.

     PeopleServe warrantholders have agreed to exercise their warrants prior to the merger, and their PeopleServe common stock issued in exchange for their warrants will be exchanged in the merger for Res-Care common shares on the same basis as all other PeopleServe common stock.

     No fractional shares will be issued. Instead, stockholders will be paid in cash the amount equal to the fractional share multiplied the closing price, after adding up all fractions relating to PeopleServe preferred stock and common stock held by each PeopleServe stockholder.

     AT A MEETING OF THE PEOPLESERVE BOARD OF DIRECTORS, ALL DIRECTORS IN ATTENDANCE APPROVED:

     - THE MERGER AND THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED IN CONNECTION WITH THE MERGER;

     - THE AMENDMENT TO PEOPLESERVE'S CERTIFICATE OF INCORPORATION; AND

     - THE PAYMENTS TO MR. PETTINELLI, MR. VOGEL AND MR. MACOMBER UNDER THEIR EMPLOYMENT AGREEMENTS AND THE EXCHANGE OF PEOPLESERVE STOCK OPTIONS HELD BY MR. VOGEL AND MR. MACOMBER.

     THE PEOPLESERVE BOARD DETERMINED THAT THESE PROPOSALS ARE ADVISABLE AND IN THE BEST INTERESTS OF THE PEOPLESERVE STOCKHOLDERS AND RECOMMENDS THAT THE PEOPLESERVE STOCKHOLDERS VOTE FOR APPROVAL OF EACH OF THESE PROPOSALS.

VOTE REQUIRED

RES-CARE

     Assuming that a quorum is present at the Res-Care meeting, approval of the proposal to issue Res-Care common shares in the merger and in exchange for the PeopleServe stock options requires the affirmative vote, either in person or by proxy, of a majority of Res-Care common shares voted at the Res-Care meeting. In addition, in connection with Res-Care's regular annual shareholders meeting, you are being asked to vote on the election of directors and the ratification of the selection of KPMG LLP as Res-Care's independent auditors for the current fiscal year. In order for these proposals to be approved, a plurality of the shares voted at the meeting must elect directors and a majority of the shares voted at the meeting must ratify the appointment of KPMG LLP.

     Res-Care shareholders do not have dissenters' rights of appraisal with respect to the issuance of Res-Care common shares in the merger and in exchange for PeopleServe stock options.

     Res-Care shareholders are entitled to one vote for each Res-Care common share on all matters submitted to a vote of Res-Care shareholders. The presence at the Res-Care meeting, either in person or by proxy, of the holders of a majority of the votes entitled to be cast at the meeting constitutes a quorum for the transaction of business. Under the rules of The Nasdaq Stock Market, brokers who hold shares in street name for customers will not have the authority to vote on the proposed issuance of shares in connection with the merger unless they receive specific instructions from the beneficial owners. For purposes of determining whether there is a quorum at the Res-Care meeting, abstentions and broker non-votes will be treated as shares that are present and entitled to vote. Abstentions and broker non-votes will not be counted in determining whether Res-Care shareholders have approved the issuance of shares in connection with the merger and the other proposals.

     As of April 29, 1999, directors and executive officers of Res-Care and their affiliates beneficially owned and were entitled to vote 5,610,959 Res-Care common shares, which represented 29.6% of the 18,986,349 Res-Care common shares then outstanding.

PEOPLESERVE

     Each share of PeopleServe common stock and Series B convertible preferred stock is entitled to one vote per share with respect to the merger and the merger agreement, the amendment to the certificate of incorporation, the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber and other matters properly submitted at the PeopleServe meeting. Each share of Series A redeemable preferred stock is entitled to one vote per share with respect to the amendment to the certificate of incorporation.

     The following approvals by PeopleServe stockholders are required:

     - a majority of the outstanding shares of PeopleServe common stock and Series B convertible preferred stock entitled to be voted at the PeopleServe meeting, voting together as a single class, must vote to approve the merger and the merger agreement;

     - 60% of the Series B convertible preferred stock and a majority of the Series A redeemable preferred stock, each voting separately as a class, must vote to amend the certificate of incorporation of PeopleServe to provide for the automatic conversion of these securities into Res-Care common shares at the effective time of the merger agreement;

     - a majority of the PeopleServe common stock, Series B convertible preferred stock and Series A redeemable preferred stock, voting together as a single class, must vote to amend the certificate of incorporation of PeopleServe to provide for the automatic conversion of Series B convertible preferred stock and Series A redeemable preferred stock into Res-Care common shares; and

     - 75% of the PeopleServe common stock (excluding from any vote shares held by the recipient of the payment) and Series B convertible preferred stock, voting together as a single class, must vote to approve the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber.

     Stockholder approval of the merger agreement and the amendment to the certificate of incorporation also are required under Delaware law. Stockholder approval of the merger agreement and the amendment of PeopleServe's certificate of incorporation are conditions to the merger agreement.

     The presence, in person or by properly executed proxy, of the following number of shares of the three classes of PeopleServe capital stock outstanding and entitled to vote is necessary to constitute a quorum at the PeopleServe meeting:

     - a majority of the PeopleServe common stock and Series B preferred stock to approve the merger and the merger agreement;

     - a majority of the PeopleServe common stock and Series B convertible preferred stock to approve the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber; and

     - 60% of the Series B convertible preferred stock, a majority of the Series A redeemable preferred stock and a majority of the PeopleServe common stock, to approve the amendment to the PeopleServe certificate of incorporation.

     Abstentions and broker non-votes, therefore, will be included in determining whether a quorum is present, but will have the same effect as a vote against each proposal that requires approval by the affirmative vote of a specified percentage of the outstanding stock to be voted.

     Some of the holders of PeopleServe common stock, Series B convertible preferred stock and Series A redeemable preferred stock have executed a majority shareholders' agreement to vote their shares in favor of the merger agreement and the other matters to be considered at the PeopleServe meeting. Stockholders who are parties to the majority shareholders' agreement have agreed to vote 83.9% of the outstanding shares of PeopleServe common stock and Series B convertible preferred stock, considered as a single class of voting securities, 77.0% of the outstanding shares of Series B convertible preferred stock and 77.0% of the outstanding shares of Series A redeemable preferred stock in favor of the merger, the merger agreement, and the amendment to PeopleServe's certificate of incorporation. In addition, stockholders who are parties to the majority shareholders' agreement have agreed to vote approximately 93.4% of the PeopleServe common stock and Series B convertible preferred stock, considered as a single class, to approve the contractual payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber for Res-Care common shares.

VOTING OF PROXIES

RES-CARE

     If the accompanying proxy card is properly signed and returned to Res-Care and not revoked before a vote is taken at the Res-Care meeting, it will be voted in accordance with the instructions contained in the proxy card. If the proxy card is signed and returned, but voting directions are not marked, the proxy will be voted FOR approval of issuing Res-Care common shares in the merger and in exchange for PeopleServe stock options, the proposal to elect directors for a one-year term and the proposal to ratify the selection of KPMG LLP as independent auditors for the current fiscal year.

     At the Res-Care meeting, persons appointed by the Res-Care board of directors to act as inspectors of election will tabulate the shareholder votes.

     Res-Care is aware of no matters, except as described in this Proxy Statement/ Prospectus, that may come before the Res-Care meeting. If any other matters are properly presented to the Res-Care meeting for action, the persons named in the proxy will vote on these matters in their best judgment, unless you withhold authority.

PEOPLESERVE

     Stockholders of record on the PeopleServe record date are entitled to cast their votes, in person or by properly executed proxy, at the PeopleServe meeting. All shares of PeopleServe common stock, Series B convertible preferred stock and Series A redeemable preferred stock represented at the PeopleServe meeting by properly executed proxies received at or prior to the PeopleServe meeting, unless properly revoked, will be voted at the PeopleServe meeting in accordance with instructions indicated on those proxies. If a proxy is signed and returned without indicating any voting instructions, shares of PeopleServe common stock, Series B convertible preferred stock and Series A redeemable preferred stock represented by the proxy will be voted FOR approval of the merger and adoption of the merger agreement, the amendment to the certificate of incorporation, the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber.

     PeopleServe is not aware of any business to be acted upon at the PeopleServe meeting other than as described in this Proxy Statement/Prospectus. If, however, other matters are properly brought before the PeopleServe meeting, or any adjournments or postponements thereof, the persons appointed as proxies or their substitutes will have discretion to vote or act on the matter in their best judgment and applicable law unless the proxy indicates otherwise.

AUTHORIZATION TO VOTE ON ADJOURNMENT AND OTHER MATTERS

RES-CARE

     By signing the proxy, a Res-Care shareholder authorizes the proxy holder to vote in his discretion regarding any procedural motions which may come before the Res-Care meeting. For example, this authority could be used to adjourn the meeting if Res-Care believes it is desirable to do so. Adjournment or other procedures could be used to obtain more time before a shareholder vote in order to solicit additional proxies or to provide additional information to Res-Care shareholders. Res-Care has no plans to adjourn the meeting at this time, but it intends to attempt to do so if it believes that doing so would promote shareholder interests.

PEOPLESERVE

     If a quorum is not present at the time the meeting is convened, or if for any other reason the PeopleServe board of directors believes that additional time should be allowed for the solicitation of proxies or for the satisfaction of conditions to the merger agreement, PeopleServe may adjourn the PeopleServe meeting with a vote of the holders of a majority of the PeopleServe common stock and Series B convertible preferred stock, voting together as a single class, present or represented at the meeting. To the extent a PeopleServe stockholder intends to vote against the merger agreement, the stockholder would have no incentive to vote in favor of discretionary adjournment by the PeopleServe board of directors, which would allow PeopleServe to adjourn the meeting in order to solicit additional votes in favor of the merger agreement, the amendment to PeopleServe's certificate of incorporation, the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements or the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber.

     The failure to return a proxy or to vote in person will have no effect on the vote on adjournment, except to reduce the total number of votes counted. Brokers who hold shares in street name for customers will not have the authority to vote unless they receive specific instructions from beneficial owners. Under Delaware law, an adjournment proposal requires the affirmative vote of a majority of the votes cast by PeopleServe stockholders present or represented at the meeting. Broker non-votes and abstentions will have no effect on the voting if a quorum is present.

REVOCATION OF PROXIES

     A shareholder of Res-Care or of PeopleServe may revoke a proxy at any time before it is voted by (1) filing written notice of revocation with the Secretary of Res-Care or PeopleServe (as applicable) which is actually received prior to the vote of shareholders, (2) filing with such Secretary before the vote of shareholders a duly executed proxy bearing a later date or (3) attending the Res-Care or PeopleServe meeting (as applicable) and voting in person. Attendance at a meeting will not by itself revoke the proxy.

     A Res-Care shareholder should send any such filing to the Secretary of Res-Care at Res-Care, Inc., 10140 Linn Station Road, Louisville, Kentucky 40223. A PeopleServe stockholder should send any such filing to the Secretary of PeopleServe at PeopleServe, Inc., 5555 Parkcenter Circle, Suite 200, Dublin, Ohio 43017.

SOLICITATION OF PROXIES

     Each company will bear the cost of soliciting proxies from its shareholders. In addition to solicitation by mail, the directors, officers and employees of each company may solicit proxies from shareholders of that company by telephone or personal communication or by other means. These persons will not receive additional compensation, but they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

     Res-Care will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Res-Care common shares held of record by such persons, and each company will reimburse custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection with this service.

                           PROPOSAL ONE -- THE MERGER

                                   THE MERGER

BACKGROUND OF THE MERGER

     Res-Care's management considers acquisitions in the disabilities and youth services industry a primary means of expanding its business. As a result of a combination of strategic acquisitions and internal growth, Res-Care provided services to approximately 20,400 persons with special needs in 30 states and Puerto Rico at December 31, 1998, compared to approximately 4,500 persons at December 31, 1993, representing a five-year compound annual growth rate of approximately 35%. Res-Care's management has at various times identified companies in the disabilities and youth services industry as possible acquisition candidates and identified PeopleServe as a significant opportunity to further its strategic goals in this area.

     PeopleServe's management and board of directors had determined that growing PeopleServe as an independent company, including pursuing an initial public offering of PeopleServe common stock if practical, would best maximize values for its stockholders in the long term. PeopleServe had not considered the possibility of strategic combinations with other companies where it would not be the surviving entity.

     In early September 1998, Timothy J. Vogel, President and Chief Executive Officer of PeopleServe, contacted Ronald G. Geary, Chairman, President and Chief Executive Officer of Res-Care to discuss general industry issues. On September 29, 1998, Mr. Geary visited the offices of PeopleServe and met with Mr. Vogel to continue the discussion of industry issues. At that time, there were no discussions of any possible business combination.

     On November 11, 1998, Mr. Vogel visited Res-Care, toured Res-Care's offices and met with some senior-level management personnel. At this time, Mr. Geary showed to Mr. Vogel Res-Care's company presentation which had been used publicly at industry and financial conferences and meetings. At the end of this visit, Res-Care indicated its interest in pursuing further discussions that could result in a possible business combination if PeopleServe were interested. Both parties agreed to enter into a confidentiality agreement before having further discussions.

     During the week of November 23, 1998, Paul Dunn, Executive Vice President, Development of Res-Care called Mr. Vogel and explained that Res-Care was not prepared to begin any information exchange or discussions with PeopleServe at that time. He noted that Res-Care wanted to consider the issue of entering into discussions with PeopleServe with its board of directors at their December meeting and after that time would let PeopleServe know if there was any interest in beginning discussions. Mr. Vogel requested that the parties execute a confidentiality agreement regardless of whether any further discussions would ever be held. On November 23, 1998, the parties entered into a confidentiality agreement, which was later amended on February 23, 1999.

     During the week of December 21, 1998, Mr. Dunn spoke with Mr. Vogel and indicated that Res-Care's board of directors decided they would be interested in having management enter into discussions directed at the possibility of a business combination with PeopleServe.

     On January 11, 1999, Mr. Vogel faxed PeopleServe's summary financial data to Mr. Dunn. On January 14, 1999, Mr. Vogel sent Mr. Dunn summary quality survey information on PeopleServe.

     On January 21, 1999, Mr. Dunn met with Mr. Vogel. At this meeting, Mr. Dunn presented Res-Care's views on combining the companies, including structure and valuation. On the same day, Mr. Vogel had individual conversations with several of PeopleServe's principal stockholders or their representatives. These individuals indicated a willingness to have management explore a combination of the two companies. A stockholder recommended that PeopleServe retain Bear, Stearns & Co. Inc. to assist in the process.

     On January 28, 1999, Vincent Pettinelli, Joseph Madigan, Timothy Vogel and Michael Foster, and Michael Gorman, had a conference call with Robert Fraiman of Bear Stearns to discuss Bear Stearns' views on a possible combination and suggested approach to the transaction. On January 29, 1999, PeopleServe entered into an agreement with Bear Stearns to advise PeopleServe on any possible transaction with Res-Care, which agreement was amended on March 15, 1999.

     On February 2, 1999, Mr. Fraiman and Mr. Vogel met with Mr. Geary and Mr. Dunn. During this meeting Mr. Vogel and Mr. Dunn each presented their views on deal structure and valuation. The PeopleServe representatives indicated that given the rapid pace of the discussions between the two parties, they had not had time to get authorization to agree on any terms. After PeopleServe presented its view on valuation and structure, Res-Care adjourned for an early afternoon conference call to discuss PeopleServe's views with members of its board of directors and representatives of J. C. Bradford, Res-Care's financial advisor.

     During this meeting, the principals of Res-Care and PeopleServe identified the following major points that would need to be resolved in order for both parties to proceed with a possible transaction:

     - valuation of PeopleServe's business;

     - price protection mechanisms that took into account fluctuations in the market price of Res-Care common shares;

     - ability to account for the transaction as a pooling-of-interests;

     - type of merger documentation Res-Care would be willing to use; and

     - mechanisms to provide market liquidity to PeopleServe's principal stockholders.

     On February 4, 1999, the board of directors of PeopleServe met to discuss the proposal of a merger with Res-Care. The board of directors of PeopleServe authorized Mr. Fraiman and Mr. Vogel to negotiate the transaction for PeopleServe.

     On February 6, 1999, the parties and certain of their legal and financial advisors held a conference call to discuss valuation, structural, accounting and stockholder liquidity issues. No agreements were reached, but the parties agreed that it would be appropriate to commence financial, business, operational and legal due diligence. Res-Care promptly began to organize its due diligence activities.

     From February 10 through March 29, 1999, representatives of Res-Care conducted due diligence, including management interviews, document review and site visits to PeopleServe facilities.

     On February 19, 1999, Res-Care's lawyers delivered an initial draft of the merger agreement to PeopleServe and its lawyers.

     On February 25, 1999, the Res-Care board of directors met to discuss a possible transaction with PeopleServe. After a presentation by members of Res-Care's management of an overview of the proposed transaction, the board authorized Res-Care's executive officers to negotiate the transaction as presented to the board. The board requested that management make a detailed presentation on its due diligence findings when they sought approval of the transaction.

     On February 26, 1999, Mr. Dunn discussed structural, tax, accounting and liquidity issues with representatives of Bear Stearns.

     On March 8 and 9, 1999, senior management of Res-Care and PeopleServe, their lawyers and a representative from Bear Stearns met to negotiate certain specific terms of the merger agreement and other documents. Further negotiations continued through the end of March 1999.

     During these meetings, the parties discussed and reached preliminary understandings on a number of significant transaction issues, including:

     - treatment of the Series A preferred stock in the transaction;

     - transaction valuation methodologies and the effect on the proposed share exchange;

     - treatment of the accrued dividends on the PeopleServe preferred stock in the transaction;

     - treatment of the PeopleServe warrants and employee stock options in the transaction;

     - the manner of computing exchange ratios for the various PeopleServe equity securities;

     - agreement on the prices below $20 and above $26 at which the share exchange ratios would fluctuate or again become fixed;

     - issues related to pooling-of-interests accounting treatment;

     - treatment of properties owned by entities in which Mr. Pettinelli has an interest that would be included in the transaction; and

     - the compensation of PeopleServe's financial advisor.

     On March 9, 1999, the parties continued to approach an understanding on major transaction issues, including valuation price and protection, but were unable to agree on the mechanism to address major stockholder liquidity.

     On March 17, 1999, Ray Hayes, an officer of PeopleServe, visited Res-Care to discuss, among other things, operational and integration issues.

     On March 19, 1999, Dennis C. Henegar, an officer of PeopleServe, visited Res-Care and met with Jeffrey Cross, an officer of Res-Care, and Mr. Dunn to discuss Mr. Henegar's role with PeopleServe's Texas operations and Mr. Henegar's contribution to the combined company. On March 20, 1999, Mr. Henegar met with Mr. Geary, Mr. Cross, Mr. Dunn, E. Halsey Sandford and Ralph G. Gronefeld, Jr., officers of Res-Care, to discuss PeopleServe's personnel and business culture. During this meeting, the participants discussed the integration of the combined company's Texas operations, as well as Mr. Henegar's potential role in the combined operations. On March 21, 1999, Mr. Geary and Mr. Henegar met again to continue these discussions.

     During the week of March 22nd, representatives of PeopleServe visited Res-Care's facilities and corporate office to conduct due diligence. From March 23 to 25, 1999, representatives of PeopleServe met with KPMG LLP, Res-Care's independent auditors.

     On March 31, 1999, the Res-Care board of directors met to discuss the particular terms of the transaction with People-Serve. Prior to the meeting, drafts of the transaction agreements were distributed to the board, along with extensive due diligence information collected by Res-Care's management. During the meeting, a representative of J.C. Bradford made a detailed presentation of the financial aspects of the proposed transaction and expressed his firm's opinion that, assuming Res-Care could achieve the projected post-merger cost savings and other customary qualifications, the merger consideration was fair to Res-Care from a financial point of view. At this meeting, the board approved the merger with PeopleServe and authorized the issuance of up to approximately 5,844,000 Res-Care common shares in connection with the merger and the exchange of PeopleServe stock options.

     The board's approval was conditioned on Res-Care's management being satisfied with the results of a meeting to be held with Texas regulatory officials and Mr. Henegar at which the representatives of Res-Care and PeopleServe would make a preliminary assessment of the Texas officials' reaction to the merger and any issues related to Texas officials approving the transaction. The board and management thought this would be appropriate because Texas represents the largest proportion of the combined company's revenues.

     At the March 31 meeting, Res-Care's board of directors passed a resolution, which confirmed a prior verbal commitment to James R. Fornear, granting Mr. Fornear two-year piggy-back registration rights for up to 1 million Res-Care common shares and one-half of any underwriters' over-allotment option in an underwritten offering covered by the registration rights agreement with the PeopleServe stockholders.

     On March 31, 1999, the PeopleServe board of directors met to discuss the terms of the transaction with Res-Care. All but one of the directors participated in the meeting. Prior to the meeting, drafts of the transaction agreements were distributed to the directors, together with materials prepared by Bear Stearns. At this meeting the board, by the unanimous vote of the directors in attendance, approved:

     - the merger agreement and the merger;

     - the amendments to the certificate of incorporation to permit the PeopleServe preferred stocks to be exchanged for Res-Care common shares in the merger;

     - the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements and the exchange of stock options held by Mr. Vogel and Mr. Macomber; and

     - the exchange under PeopleServe's stock option plan of Res-Care common shares for PeopleServe employee stock options.

     On April 2, 1999, Mr. Geary, Mr. Cross and Mr. Henegar met with Texas regulatory officials and discussed the proposed combination of the two companies. Later that day Res-Care and PeopleServe signed a definitive merger agreement.

     On April 5, 1999, Res-Care and PeopleServe issued a press release announcing the merger.

PEOPLESERVE REASONS FOR THE MERGER

     The board of directors of PeopleServe has approved the merger agreement and the merger and has determined that the merger is advisable and fair to, and in the best interests of, PeopleServe and its stockholders. The PeopleServe board of directors, therefore, recommends that the holders of PeopleServe common stock, Series B convertible preferred stock and Series A redeemable preferred stock vote FOR the merger, the merger agreement and the transactions contemplated by the merger agreement, the amendment to the certificate of incorporation of PeopleServe, the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements with PeopleServe and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber for Res-Care common shares.

     In reaching its determination, the PeopleServe board of directors consulted with PeopleServe management, as well as its financial advisor, legal counsel and accountants, and gave significant consideration to a number of factors bearing on its decision. Among other things, the PeopleServe board considered the following strategic factors:

     - the merger will provide liquidity for PeopleServe's stockholders through their ownership of publicly-traded Res-Care common shares;

     - the merger will result in enhanced career opportunities for many employees in the combined company;

     - the merger will create the opportunity to generate significant savings in general and administrative expenses in particular by enabling PeopleServe to use Res-Care's administrative infrastructure;

     - the potential compatibility between Res-Care and PeopleServe, based on their substantially similar businesses, will result in a larger combined company with greater financial and human resources than either company separately;

     - the merger should provide PeopleServe with access to lower cost capital for expansion of its business operations; and

     - the merger will result in a significantly larger business organization that will be able to deliver better and higher quality services nationwide.

     In the course of its deliberations, the PeopleServe board reviewed a number of additional factors relevant to the merger. These factors included:

     - information concerning PeopleServe's and Res-Care's respective businesses, prospects, financial performance and condition, operations, management and future development plans;

     - the financial condition, results of operations and businesses of PeopleServe and Res-Care as separate entities before the merger and as a combined entity following the merger;

     - the value of the consideration to be received by PeopleServe stockholders in the merger, which entailed a review of financial information for Res-Care and PeopleServe, current financial market conditions and historical market prices and volatility and trading information with respect to Res-Care common shares;

     - a comparison of selected recent acquisitions and merger transactions in the industry;

     - results of due diligence investigation of Res-Care by PeopleServe's management;

     - the fact that the number of Res-Care common shares issuable in exchange for PeopleServe common stock and Series B convertible preferred stock will be adjusted automatically if the price of Res-Care common shares falls above or below agreed price levels and that the PeopleServe board will be permitted to terminate the merger agreement if the price of Res-Care shares falls below an agreed level;

     - the fact that the merger is generally expected to qualify as a tax-free reorganization for federal income tax purposes;

     - the anticipated impact of the merger upon individuals served by PeopleServe, their parents and other family members or guardians, and PeopleServe's payors; and

     - the terms of the merger agreement.

     The board of directors of PeopleServe also considered a number of potentially negative factors in its deliberations concerning the merger. These factors included:

     - the loss of control over the future operations of the PeopleServe business following the merger;

     - the anticipated loss of jobs by some PeopleServe employees;

     - market and contractual limitations on the ability of PeopleServe stockholders following the merger to sell their Res-Care common shares if they should so choose;

     - the risk that benefits sought to be achieved in the merger will not be achieved; and

     - the other risks described under "Risk Factors."

     The foregoing discussion of the information and factors considered by the PeopleServe board is not intended to be exhaustive but represents material factors that PeopleServe's board considered. The PeopleServe board did not quantify or assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the PeopleServe board may have given different weights to different factors. However, after taking into account all of the factors set forth above, the PeopleServe board of directors agreed that the merger and the merger agreement were fair to, and in the best interests of, PeopleServe and its stockholders and that PeopleServe should proceed with the merger and the merger agreement.

     PEOPLESERVE'S BOARD OF DIRECTORS RECOMMENDS THAT PEOPLESERVE STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT, THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION, THE PAYMENTS TO MR. PETTINELLI, MR. VOGEL AND MR. MACOMBER UNDER THEIR EMPLOYMENT AGREEMENTS AND THE EXCHANGE OF PEOPLESERVE STOCK OPTIONS HELD BY MR. VOGEL AND MR. MACOMBER.

RES-CARE REASONS FOR THE MERGER

     The Res-Care board of directors believes that the merger is in the best interests of Res-Care and its shareholders and unanimously approved the merger agreement and the issuance of shares in connection with the merger and in exchange for PeopleServe stock options. The board also unanimously recommended that shareholders approve the issuance of shares in the merger and in exchange for PeopleServe stock options as required by Res-

Care's listing agreement with The Nasdaq Stock Market. In reaching this determination, the Res-Care board of directors considered a number of factors, including, among others:

     - information pertaining to Res-Care's and PeopleServe's respective businesses, prospects, quality of services delivered, historical and projected financial performances, financial conditions and operations;

     - analyses of the respective projected contributions to net revenue, operating profit and net income of the combined company;

     - PeopleServe's established operations in a number of states in which Res-Care already has operations or seeks to gain a market presence as well as various operational and administrative strengths that PeopleServe could bring to the combined company;

     - the addition of certain PeopleServe key management to the combined company;

     - analysis of the business and capabilities of the combined company;

     - reports from management on Res-Care's due diligence investigation of PeopleServe;

     - the business, reputation and capabilities of the management of PeopleServe, as well as the compatibility of the management teams and corporate cultures of Res-Care and PeopleServe;

     - the opinion of J.C. Bradford that the merger consideration is fair from a financial point of view, described below;

     - the fact that the number of Res-Care common shares issuable in exchange for PeopleServe common stock and Series B convertible preferred stock will be adjusted automatically if the closing price of Res-Care common shares falls above or below agreed price levels and that the Res-Care board will be permitted to terminate the merger agreement if the closing price of Res-Care shares falls below an agreed level;

     - the fact that the merger is expected to qualify as a tax-free reorganization for federal income tax purposes;

     - the judgment of Res-Care's management that Res-Care's and PeopleServe's existing management and Res-Care's administrative infrastructure can support a substantially larger operation, thus enabling Res-Care to eliminate duplicate corporate and administrative costs following the transaction; and

     - the strategic benefits of combining with another leading national provider of services to persons with disabilities to strengthen significantly Res-Care's national service delivery system.

     In its deliberations concerning the merger, the Res-Care board of directors also considered various additional risks and uncertainties, including:

     - the historical and projected future financial and operating performance of PeopleServe;

     - the percentage of ownership dilution to Res-Care shareholders resulting from the issuance of Res-Care common shares to the PeopleServe stockholders;

     - the risk that the public market price of Res-Care common shares might be adversely affected by the announcement of the merger;

     - PeopleServe's position in the disabilities services industry and the competitive nature of that business;

     - the risk that the combined company might not achieve revenue equal to the sum of the separate companies' anticipated revenues;

     - the risk that Res-Care will not be able to obtain the other benefits Res-Care seeks from the merger, including the ability to successfully strengthen its service delivery capabilities and leverage on the existing management and administrative infrastructure;

     - the cost of the integration of PeopleServe into Res-Care and its impact on the results of the combined company after the merger;

     - unanticipated liabilities and contingencies of PeopleServe to which Res-Care could become liable in the merger; and

     - other risks described under "Risk Factors" above.

     The foregoing discussion of the information and factors considered by Res-Care's board of directors is not intended to be exhaustive. The board of directors of Res-Care did not assign any relative or specific weights to the foregoing or other factors, and individual directors may have given different weights to the various factors. The board of directors also received the advice of J.C. Bradford and relied on this firm's opinion that the merger consideration is fair to Res-Care from a financial point of view. The terms of the merger were the result of arm's-length negotiations between representatives of PeopleServe and representatives of Res-Care. Based upon the consideration of the foregoing factors, the Res-Care board of directors unanimously approved the merger agreement and the transactions contemplated thereby as being in the best interests of Res-Care and its shareholders.

     RES-CARE'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RES-CARE SHAREHOLDERS VOTE IN FAVOR OF ISSUING RES-CARE COMMON SHARES IN CONNECTION WITH THE MERGER AND IN EXCHANGE FOR PEOPLESERVE STOCK OPTIONS.

OPINION OF RES-CARE'S FINANCIAL ADVISORS

     At the request of the Res-Care board, J.C. Bradford delivered materials outlining its financial analysis of the proposed transaction on March 30, 1999 and an oral opinion to the Board of Directors on March 31, 1999, followed by a written opinion dated as of the same date, that the merger consideration is fair to Res-Care from a financial point of view. On May 3, 1999, J.C. Bradford delivered an updated fairness opinion to Res-Care's board.

     The full text of the updated J.C. Bradford opinion, attached as Appendix D, sets forth the assumptions made by J.C. Bradford in arriving at its opinion as well as certain qualifications to the opinion. The full text of the J.C. Bradford opinion also describes the information reviewed by J.C. Bradford and briefly describes the qualifications of J.C. Bradford to render an opinion as to the fairness to Res-Care, from a financial point of view, of the merger consideration. This summary of the J.C. Bradford opinion is qualified by reference to the full text of the J.C. Bradford opinion, which shareholders of Res-Care should read in its entirety.

     In preparing its report to Res-Care's board of directors, J.C. Bradford performed a variety of financial and comparative analyses, which are described below. In arriving at its opinion, J.C. Bradford did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, J.C. Bradford believes that Res-Care shareholders should consider its analysis as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

     The following is a summary of the material portion of the analyses J.C. Bradford performed in connection with its opinion:

          (a) PRO FORMA MERGER ANALYSIS. Using information obtained from the senior managements of Res-Care and PeopleServe, J.C. Bradford compared the projected earnings per share both before and after the proposed transaction through fiscal year 2000. When comparing to Res-Care's stand-alone projected earnings per share for fiscal year 1999 and 2000, J.C. Bradford relied primarily on its research analyst's published estimates. In making its comparisons, J.C. Bradford also assumed and relied solely upon Res-Care management's estimates of certain savings related to general and administrative and other expenses expected to be eliminated as a result of the merger. J.C. Bradford's analysis concluded that the pro forma earnings per share for fiscal 1999, after giving effect to the transaction and identified cost savings, would be neutral to accretive to Res-Care's stand-alone projected earnings per share and for fiscal 2000 would be accretive to Res-Care's stand-alone projected earnings per share.

          (b) DISCOUNTED CASH FLOW ANALYSIS. Based primarily on information obtained from the senior management of PeopleServe, J.C. Bradford discounted to present value the future cash flows that PeopleServe is projected to generate through 2003, under various circumstances. J.C. Bradford calculated terminal values for PeopleServe (the values at the 2003 fiscal year-end) by applying multiples of EBITDA in fiscal year 2003. The cash flow streams and terminal values were then discounted to present values using different discount rates chosen to reflect different assumptions regarding PeopleServe's cost of capital. Based on the above described analysis, the implied value of PeopleServe common stock (without taking into account the net present value of assumed cost savings) ranged from $83.0 million to $138.7 million as compared to an equity value in the transaction (assuming a price of $23.00 per Res-Care common share) of $121.0 million.

          (c) COMPARABLE COMPANY ANALYSIS. Using publicly available information, J.C. Bradford reviewed certain financial and operating data for several publicly-traded companies that are generally characterized as being in either the privatization industry or the long-term care industry. The privatization group included Children's Comprehensive Services, Inc., Cornell Corrections, Inc., Correctional Services Corporation, Maximus, Inc., Ramsay Youth Services, Inc., Wackenhut Corrections Corporation and Youth Services International Inc. (which we call the privatization group). The long-term care group included Advocat, Beverly Enterprises, Genesis Health Ventures, HCR Manor Care, Integrated Health Services, Mariner Post-Acute Network, National Healthcare, Sun Healthcare Group, and Vencor, Inc. (which we call the long-term care group). The following table compares the adjusted average multiples at which the comparable companies were trading on the date of the opinion to the multiples implied by the transaction value (assuming a closing price of $23.00 per Res-Care common share).

                                                                            MERGER
                                          PRIVATIZATION    LONG-TERM     (WITH ASSUMED
                                              GROUP        CARE GROUP    COST SAVINGS)
                                          -------------    ----------    -------------
Latest Twelve Months Earnings...........      18.7x            9.2x          11.4x
1999 Earnings...........................      15.0x            9.3x          11.6x
2000 Earnings...........................      11.6x            5.8x          10.0x
Latest Twelve Months EBITDA.............      12.2x            7.1x           6.9x
Latest Twelve Months Revenue............       1.1x            0.7x           1.0x

          Res-Care cautions its shareholders that no company in the privatization group or the long-term care group is identical to Res-Care. Accordingly, an examination of the results of the foregoing analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Res-Care and the other public companies in the privatization and long-term care groups.

          (d) COMPARABLE TRANSACTION ANALYSIS. Using comparable transaction analysis, J.C. Bradford calculated the multiples paid in acquisitions of companies in the privatization and long-term care businesses since January 1, 1997. J.C. Bradford calculated the aggregate consideration paid for each acquired company as a multiple of the latest twelve months EBITDA, which ranged from 5.8x to 12.1x with an adjusted average multiple of 9.1x for the privatization businesses, and which ranged from 4.3x to 15.2x with an adjusted average multiple of 10.1x for the long-term care businesses. Based on this analysis, J.C. Bradford noted that this range of multiples compares favorably to the multiple of latest twelve months EBITDA (with assumed cost savings) of 6.9x implied by the transaction value (assuming a closing price of $23.00 per Res-Care common share).

          (e) STOCK TRADING ANALYSIS. J.C. Bradford reviewed and analyzed the historical trading volume and prices at which the Res-Care common shares have traded since April 3, 1998 as compared to the historical trading volume and prices for the privatization group (including Res-Care) and the long-term care group. J.C. Bradford also reviewed and analyzed the historical trading volume and prices at which the Res-Care common shares have traded since April 3, 1998 as compared to the historical trading prices for the S&P 500 Composite Index, the Nasdaq Composite Index, and the Russell 2000 Index.

     J.C. Bradford has acted as an underwriter in various public offerings of Res-Care and has provided financial advisory services to Res-Care, for which J.C. Bradford has received customary fees. In the ordinary course of business, J.C. Bradford makes a market in Res-Care securities and may at any time hold a long or short position in these securities. Pursuant to the terms of an engagement letter dated March 15, 1999, Res-Care agreed to pay J.C. Bradford a fee for acting as financial advisor to the Board of Directors in connection with the merger as follows:

     - $200,000 paid in cash upon delivery of the initial opinion, and

     - an additional $400,000 payable in cash upon the closing of the transaction.

In addition, Res-Care has agreed to indemnify J.C. Bradford and certain related persons against certain liabilities relating to or arising out of its engagement, including certain liabilities under the federal securities laws. In the event that the merger agreement is terminated and a termination fee is paid to Res-Care, J.C. Bradford will receive 15% of the termination fee (after Res-Care pays its expenses) up to $100,000.

     Res-Care's board of directors engaged J.C. Bradford to render an opinion in connection with the board's discharge of its fiduciary obligations. J.C. Bradford has advised the board of directors that it does not believe that any person (including a shareholder of Res-Care) other than the board of directors has the legal right to rely upon the opinion for any claim arising under state law and that, should any claim be brought against it, J.C. Bradford will raise this assertion as a defense. Resolution of this matter under state law, however, will have no effect on the rights and responsibilities of any person under the federal securities laws or on the rights and responsibilities of Res-Care's board of directors under applicable law.

INTERESTS OF PERSONS IN THE MERGER OTHER THAN AS SHAREHOLDERS

     In considering the recommendations of the boards of directors of Res-Care and PeopleServe relating to the stock issuance, the merger and the other items to be voted on by PeopleServe stockholders, securityholders of Res-Care and PeopleServe should be aware that certain directors and officers of PeopleServe have interests in the merger in addition to their investments as securityholders. Each board of directors took these interests in account in recommending the merger and related matters to their securityholders for approval. Among the interests are the following:

     - Mr. Pettinelli will be elected to Res-Care's board of directors following the merger;

     - With respect to entities owning a total of 55 properties leased to
       PeopleServe:

        - PeopleServe will issue a total of 101,652 shares of common stock (which will be exchanged for 45,977 Res-Care common shares, assuming a closing price of $23.00) to Mr. Pettinelli, Mr. Vogel and Mr. Anderson, in exchange for their interest in these properties;

        - PeopleServe will repay or assume debt of these entities owed to third parties (including all prepayment and other fees) prior to closing of the merger. This debt totaled approximately $6.8 million as of March 31, 1999; and

        - PeopleServe will indemnify Mr. Pettinelli, Mr. Vogel and Mr. Anderson with respect to the $6.8 million of debt associated with these properties or will repay this debt at closing.

     Mr. Pettinelli will continue to have an interest in partnerships that own a total of 60 properties leased to PeopleServe or to non-profit corporations with which PeopleServe has management agreements. With regard to these properties:

        - Mr. Pettinelli will indemnify PeopleServe and hold it harmless from all obligations of, and increased rental payments due to, these partnerships;

        - Mr. Pettinelli will secure his obligations under the indemnity with a pledge of up to $4.5 million worth of Res-Care common shares or other marketable securities acceptable to Res-Care;

        - Mr. Pettinelli will agree that the indebtedness of these partnerships will not be modified without PeopleServe's consent; and

        - if requested by Mr. Pettinelli, PeopleServe will extend the term of certain leases with two partnerships to November 1, 2006, so long as Mr. Pettinelli causes a reduction in the term of other specified leases with another partnership to November 1, 2006.

     - Res-Care will continue the indemnification rights under PeopleServe's certificate of incorporation and its directors' and officers' liability insurance for five years from the date of the merger; and

     - PeopleServe directors, officers and employees will receive approximately 280,884 Res-Care common shares at the time of the merger in exchange for their PeopleServe stock options (assuming a closing price between $20.00 and $26.00 per Res-Care common share and a 28% minimum combined federal, state and local tax withholding rate).

     Further information on transactions relating to properties Mr. Pettinelli is transferring to PeopleServe. Mr. Pettinelli and a corporation controlled by him are general partners in two partnerships which own and lease an aggregate of 23 properties to subsidiaries of PeopleServe. Mr. Pettinelli is the controlling shareholder of a corporation which owns and leases to PeopleServe subsidiaries a total of 32 properties. Mr. Vogel and Mr. Anderson, an officer of a PeopleServe subsidiary, are minority shareholders in both of these corporations. PeopleServe is acquiring all of these properties for the consideration described above.

     These leases are generally for terms ranging from 10 to 20 years. The board of directors of PeopleServe believes that the terms of these leases approximate the terms that would result from arm's-length leasing transactions.

     PeopleServe has guaranteed or in some other manner agreed to be obligated for the payment of funds borrowed by these entities from third-party lenders. This indebtedness was originally incurred in the acquisition, construction or development of the properties. As of March 31, 1999, PeopleServe had guaranteed approximately $5.5 million of indebtedness owed by these entities to their lenders. In addition, as of March 31, 1999, these entities had outstanding indebtedness to PeopleServe in the amount of approximately $4.4 million. This debt was created in the development and purchase of properties leased to PeopleServe.

     Further information on transactions related to properties Mr. Pettinelli will continue to lease to PeopleServe. Mr. Pettinelli and a corporation controlled by him will continue to serve as general partners of several partnerships which lease a total of 32 properties to PeopleServe subsidiaries and 28 properties to non-profit corporations which have management agreements with PeopleServe subsidiaries. Mr. Vogel and Mr. Anderson are minority shareholders in this corporation.

     These leases are generally for terms ranging from 10 to 25 years. The board of directors of PeopleServe believes that the terms of these leases approximate the terms that would result from arms's-length leasing transactions.

     PeopleServe has guaranteed or in some other manner agreed to be obligated for the payment of funds borrowed by these entities from third party lenders. This indebtedness was originally incurred in the acquisition, construction or development of the properties. As of March 31, 1999, PeopleServe had guaranteed approximately $7.5 million of indebtedness owed by these entities to their lenders. PeopleServe has also guaranteed approximately $600,000 of additional indebtedness relating to properties leased to an unaffiliated party.

COMPOSITION OF RES-CARE'S BOARD FOLLOWING THE MERGER

     In connection with the merger and the transactions contemplated thereby, Res-Care's board of directors, consistent with their fiduciary duties and in accordance with Kentucky law, will appoint Mr. Pettinelli, currently a member of PeopleServe's board of directors, to become a member of Res-Care's board of directors promptly after the effective time of the merger.

EMPLOYMENT AND NON-COMPETITION AGREEMENTS

     Some officers of PeopleServe will enter into agreements with Res-Care in which they will agree not to compete with Res-Care, hire its employees or disclose confidential information over certain periods. These agreements are as follows:

     - Mr. Vogel will enter into a one-year consulting agreement with noncompetition, confidentiality and nonsolicitation provisions which last one year after this agreement terminates; and

     - Mr. Pettinelli will enter into a 15-year noncompetition, confidentiality and nonsolicitation agreement.

     Mr. Pettinelli, Mr. Vogel and Mr. Macomber will receive payments required under their respective employment agreements. See " -- Affiliate
Transactions -- Change in Control Payments and Related Benefits" for more information.

AFFILIATE TRANSACTIONS

Indemnification and Insurance

     All rights to indemnification and exculpation existing in favor of any director or officer of PeopleServe and its subsidiaries, as provided in their respective charters, bylaws and applicable indemnification agreements shall survive for five years after the effective time of the merger. If any claim is asserted within the five-year period, all rights to indemnification until final disposition of such claim shall continue until final disposition. In addition, pursuant to the merger agreement, following the merger Res-Care shall cause PeopleServe to perform all of its indemnification and exculpation obligations.

     For five years after the effective time of the merger, PeopleServe, as the surviving corporation, shall maintain the policies of director and officer liability insurance currently carried by PeopleServe. The surviving corporation may substitute policies of at least the same coverage, containing terms and conditions which are no less advantageous to the indemnified parties, provided that such substitution will not result in any gaps or lapses in coverage with respect to matters occurring prior to the effective time of the merger. In addition, the surviving corporation will not be required to pay an annual premium in excess of 150% of the current annual premium (the "Maximum Amount") paid by PeopleServe. If the surviving corporation is unable to obtain such coverage for the Maximum Amount, it will obtain as much comparable insurance as possible for an annual premium equal to the Maximum Amount.

     In the event that Res-Care merges or is acquired in a transaction in which it is not the surviving corporation, or if Res-Care sells substantially all of its assets, Res-Care shall ensure that its successor or acquiror will assume such indemnification and insurance obligations.

Change in Control Payments and Related Benefits

     APPLICABLE TAX LAWS. Under Section 280G of the Code, certain compensatory payments to employees or other individuals who perform services for a corporation and who are officers, highly-compensated individuals or significant shareholders are considered "parachute payments" if such payments are contingent upon a change in control of the corporation and the payments exceed three times the "base amount." The base amount generally means an individual's annualized compensation for the five most recent tax years ending before the change of control or, if an individual has been employed by the employer for less than five years, the period of his actual employment. Payments made under an agreement entered into within one year prior to, or in connection with, a change in control are presumed to be contingent on the change in control. On the other hand, payments are not considered parachute payments if the taxpayer can show by clear and convincing evidence that they constitute reasonable compensation for personal services to be performed after the change in control or that they otherwise are not contingent on the change in control. Severance payments which are payable upon or in connection with a change in control and the value of the accelerated vesting of shares of stock or options to purchase such shares are considered compensatory payments for this purpose.

     Excess parachute payments are not deductible by the corporation, and the recipient must pay a nondeductible excise tax equal to 20% of the excess parachute payment in addition to federal income and other taxes on those payments. An "excess parachute payment" means an amount equal to the excess of any parachute payment over the base amount allocated to such payment. An excess parachute payment is reduced by any portion of the payment that the taxpayer establishes by clear and convincing evidence is reasonable compensation for personal services actually performed before the change in control. These payments are applied first to offset the base amount.

     Under an exemption, if the stock of the corporation making the payments is not publicly-traded and if the compensatory payments have been approved by the shareholders of the corporation, the payments are not considered parachute payments. The approval of the payments must be by a separate vote of the holders of stock possessing more than 75% of the voting power of the corporation's outstanding capital stock immediately before the change in control, after the material terms of the payments have been disclosed to shareholders. For this purpose, stock actually or constructively owned by the intended recipient of the payments is disregarded. Under the rules for determining constructive ownership of stock, stock owned by a partnership is considered owned proportionately by its partners, and stock owned by a corporation is considered proportionately owned by any shareholder owning at least 50% of the corporation's stock. If a shareholder is not an individual and a substantial portion of its assets consists of the stock of the corporation making the parachute payments, the approval by that shareholder must be made by a separate vote of the persons who hold more than 75% of the voting power of the stock or interests in that shareholder. Where a general partner of a limited partnership has the authority to vote on issues involving the management of the partnership's investments, the general partner has authority to vote to approve compensation payments under
Section 280G of the Code.

     The above exemption for shareholder-approved payments requires that the vote by the shareholders be determinative as to whether the intended recipient would be entitled to the payments. Thus, the terms of the agreement under which the payments are made must provide that if the shareholders do not approve the payments, the intended recipient will not be entitled to receive or retain the payments.

     PeopleServe proposes to extend certain compensatory payments and benefits to Vincent D. Pettinelli and Timothy J. Vogel, directors and officers of PeopleServe, and to Scott T. Macomber, an officer of PeopleServe, that may be considered excess parachute payments, absent shareholder approval. Accordingly, PeopleServe is requesting shareholder approval of parachute payments and benefits.

     VINCENT D. PETTINELLI. Mr. Pettinelli is a party to an employment agreement with PeopleServe dated December 1, 1996. The agreement has a three-year term which is automatically renewed each year unless earlier terminated. Under the employment agreement, Mr. Pettinelli will be entitled to certain severance benefits if, after a change in control, his employment is terminated or is not renewed without "good cause" (as defined in the employment agreement), or if he resigns upon making a good faith determination that his employment status or employment responsibilities have been materially and adversely affected by the change in control. Res-Care has advised Mr. Pettinelli that his current employment responsibilities will not continue following the merger.

     Mr. Pettinelli's severance benefits would include: (i) a severance payment equal to 2.99 times his "Average Annual Compensation;" (ii) full vesting and immediate payment of the cash value of any long term incentives payable to him under any long term incentive compensation plans, including the Executive Retirement Plan, the Executive Long-Term Incentive Plan and any Stock Option Plan; and (iii) health and other specified welfare benefits until he begins full-time employment with a new employer, up to 36 months. His "Average Annual Compensation" is his average annual compensation includable in gross income for the most recent two taxable years ending before the change in control. The employment agreement provides that if the severance benefits (alone or with other payments and benefits), would constitute excess parachute payments, those benefits will be reduced to the extent necessary so that no portion of the benefits will be parachute payments (i.e., reduced as necessary so that the payments and benefits will not exceed three times Mr. Pettinelli's base amount). The value of Mr. Pettinelli's severance benefits is approximately $1,773,000, as determined under applicable proposed regulations under Section 280G of the Code, which exceeds three times his base amount ($1,249,000) by approximately $524,000.

     PeopleServe intends to pay to Mr. Pettinelli, immediately after the merger, the sum of approximately $1,744,000 in consideration for Mr. Pettinelli's agreement to terminate his employment agreement and his employment with PeopleServe. In addition, following the merger, PeopleServe will continue to provide customary insurance and fringe benefits as provided by his employment agreement. These benefits have an approximate value of $29,000.

     If the payments and benefits to Mr. Pettinelli described above are not approved by the stockholders of PeopleServe, then the severance benefits will be reduced to the extent necessary so that no portion of the severance benefits will be deemed parachute payments.

     TIMOTHY J. VOGEL. Mr. Vogel is a party to an employment agreement with PeopleServe dated January 1, 1999. Under the employment agreement, in the event of a change in control the agreement will terminate and Mr. Vogel will be entitled to receive a lump sum payment equal to his base salary for a thirty-month period calculated at the rate in effect immediately before the change in control.

     The merger will constitute a change in control under, and result in the termination of, the employment agreement. The lump sum payment to Mr. Vogel would be $875,000.

     Mr. Vogel holds stock options to purchase 163,522 shares of PeopleServe common stock at a per-share exercise price of $2.714, which is vested as to 50% of the shares and will be vested as to an additional 25% of the shares on each of January 1, 2000, and January 1, 2001. He also holds an option to purchase 48,803.23 shares of PeopleServe common stock at a per-share exercise price of $1.48, which is 100% vested. In connection with the merger, Mr. Vogel's stock options (including both the vested and unvested portions) will be exchanged for Res-Care common shares.

     The lump sum termination payment to Mr. Vogel and the exchange of the unvested portions of his stock options for Res-Care common shares are being submitted to the stockholders of PeopleServe for approval because the value of those merger benefits may exceed the threshold amount specified in Section 280G of the Code and may be considered excess parachute payments. If the PeopleServe stockholders do not approve these merger benefits to Mr. Vogel, he will forfeit such portions of the benefits as would constitute parachute payments under
Section 280G of the Code (i.e., the forfeiture will be an amount as necessary so that the aggregate benefits that would otherwise be parachute payments will be less than three times his base amount). The value of Mr. Vogel's merger benefits is approximately $939,000, as determined under applicable proposed regulations under Section 280G of the Code, which exceeds three times his base amount (approximately $917,000) by $22,000. Mr. Vogel has agreed to a forfeiture of the excess benefits if stockholder approval is not obtained.

     SCOTT T. MACOMBER. Mr. Macomber is a party to an employment agreement with PeopleServe dated January 28, 1999. Under the employment agreement, Mr. Macomber's employment will terminate upon a change in control and he will be entitled to a severance payment of $235,000 or $352,500 if, prior to the merger, he relocated his principal residence. The merger will constitute a change in control under the employment agreement and will result in Mr. Macomber's entitlement to the severance payment. In addition, Mr. Macomber holds an unvested stock option granted on January 27, 1999, to purchase up to 150,000 shares of PeopleServe common stock for $3.60 per share which is not currently exercisable. By its terms, the option will become vested as to 25% of the shares on each of the first four anniversaries of the grant date. The option will be exchanged for Res-Care shares simultaneously with the merger. The severance payment to Mr. Macomber and the acceleration of the vesting of his stock option are being submitted to the PeopleServe stockholders because the value of these merger benefits may exceed the threshold amount specified in Section 280G of the Code. If the PeopleServe stockholders do not approve these merger benefits, Mr. Macomber will forfeit such portion of the benefits as would constitute excess parachute payments under Section 280G (i.e., the forfeiture will be an amount as necessary so that the aggregate benefits that would otherwise be parachute payments will be less than three times Mr. Macomber's base amount). Assuming a $352,500 severance payment and a closing price of $23.00 per Res-Care common share, the value of Mr. Macomber's merger benefits is approximately $631,000, as determined under applicable proposed regulations under Section 280G of the Code, which does not exceed three times his base amount ($780,000). However, the value of Mr. Macomber's merger benefits might exceed three times his base amount if the closing price is substantially in excess of $23.00 per share. Mr. Macomber has agreed to a forfeiture of the excess benefits if stockholder approval is not obtained.

FORM OF THE MERGER

     If the merger agreement is approved by the requisite votes of the shareholders of Res-Care and PeopleServe and all other conditions to the merger are satisfied or waived, where permissible, Res-Care Sub will be merged with and into PeopleServe, with PeopleServe being the surviving corporation after the merger. Each share of Res-Care Sub common stock outstanding immediately prior to the merger will be converted into one share of PeopleServe common stock. Res-Care Sub's current charter and bylaws will become those of the surviving corporation. Res-Care and PeopleServe anticipate that the closing date will occur as promptly as practicable after the meetings.

CONSIDERATION FOR THE MERGER

     The merger agreement provides that, at the effective time of the merger, each share of PeopleServe common stock and Series B convertible preferred stock issued and outstanding immediately prior to the effective time of the merger (other than any shares owned by PeopleServe, Res-Care or Res-Care Sub) will be converted into the right to receive 0.4523 Res-Care common shares. In addition, assuming a $23.00 closing price, 4.3478 Res-Care common shares will be issued for each $100 of accrued and unpaid dividends on the Series B convertible preferred stock and each $100 of liquidation value (including accrued and unpaid dividends) on each share of Series A redeemable preferred stock. Former PeopleServe stockholders will hold approximately 21% of the outstanding Res-Care common shares after the merger.

     The portion of a Res-Care common share to be exchanged for a share of each class of PeopleServe securities is based on the closing price. For all purposes, the closing price is the average closing price for the 15 trading days ending four trading days before the closing date. If the closing price of Res-Care common shares is at least $20.00 and not more than $26.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for
0.4523 Res-Care common shares. If the closing price is greater than $26.00 and less than or equal to $29.00, the amount of Res-Care common shares will be equal to the quotient of (x) $11.76 divided by (y) the closing price. If the closing price is less than $20.00 and greater than or equal to $18.00, the amount of Res-Care common shares will be equal to the quotient of (x) $9.05 divided by (y) the closing price. If the closing price is less than $18.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for
0.5026 Res-Care common shares. If the closing price is greater than $29.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for 0.4055 Res-Care common shares. There are no further adjustments in the amount of Res-Care common shares issued in exchange for shares of PeopleServe common stock and Series B convertible preferred stock if the closing price is less than $18.00 or greater than $29.00.

     The Series A redeemable preferred stock (including accrued dividends) and the accrued dividends on the Series B convertible preferred stock will be exchanged for Res-Care common shares based on the actual closing price for the Res-Care common shares.

     Instead of fractional Res-Care common shares, Res-Care will pay cash equal to the product of (1) the fractional share interest of a PeopleServe stockholder, after taking into account all shares of PeopleServe stock held immediately prior to the effective time of the merger and (2) the average of the closing prices for Res-Care common shares on The Nasdaq Stock Market for each of the 15 trading days ending four trading days before the closing date.

EFFECTIVE TIME OF THE MERGER

     The "effective time of the merger" will be when the certificate of merger is filed with the Secretary of State of Delaware or at any other time specified in the certificate of merger. This filing will be made at the same time as the closing of the merger.

PROCEDURES FOR EXCHANGE OF PEOPLESERVE STOCK CERTIFICATES

     The conversion of PeopleServe common stock, Series B convertible preferred stock and Series A redeemable preferred stock into the right to receive Res-Care common shares will occur automatically at the effective time of the merger. The PeopleServe common stock, Series B convertible preferred stock and Series A redeemable preferred stock are sometimes referred to in this document as the PeopleServe capital stock. Any shares of PeopleServe capital stock owned immediately prior to the effective time of the merger by PeopleServe, Res-Care or Res-Care Sub will be canceled.

     After the effective time of the merger, Res-Care will designate a bank or trust company to act as exchange agent, and shall deliver to the exchange agent certificates representing the Res-Care common shares issuable in the merger. The exchange agent will deliver the certificates representing Res-Care common shares and cash instead of fractional shares, in the form of a check, upon surrender for exchange of certificates representing shares of PeopleServe capital stock.

     YOU SHOULD NOT FORWARD PEOPLESERVE CAPITAL STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL WITH INSTRUCTIONS FROM THE EXCHANGE AGENT.

     PeopleServe stockholders will not receive any dividends or distributions on Res-Care common shares with a record date on or after the effective time of the merger until they surrender their PeopleServe capital stock certificates. Subject to applicable law, when certificates are surrendered, any unpaid dividends payable as described above will be paid without interest.

     If a PeopleServe stockholder requests that any cash or certificates representing Res-Care common shares be paid to or issued in a different name, then the certificate surrendered must be properly endorsed. The PeopleServe stockholder must show that any transfer taxes have been paid or pay the amount of these taxes to the exchange agent. Res-Care and the exchange agent may withhold funds from consideration to be paid to any certificate holder as required by any tax law; however, the holder will be deemed to have received the full consideration for purposes of the merger agreement.

EXCHANGE OF PEOPLESERVE STOCK OPTIONS

     PeopleServe stock options will be automatically exchanged for Res-Care common shares simultaneously with the merger and without any action on the part of the option holders. Additionally, Res-Care will make any necessary tax withholding payments by reducing the number of shares issuable to the extent of the withholding requirement. The manner of computing the Res-Care common shares issuable is described in Section 2.2(d) of the merger agreement. The effect of this provision is that Res-Care will issue Res-Care common shares in an amount representing the fair value of PeopleServe stock options. For purposes of this transaction, Res-Care and PeopleServe have determined the fair value of PeopleServe stock options to be equal to the difference between the exercise price of the option and the value of the PeopleServe common shares issuable under the option. This value will be the same as the value assigned to the PeopleServe common stock in the merger. Thus, assuming a $23.00 closing price for the Res-Care common shares (which results in a 0.4523 exchange ratio), a $1.48 option exercise price, and a 28% minimum federal, state and local withholding tax rate, an option holder would receive, net of withholding taxes, approximately 0.279 of a Res-Care common share for each PeopleServe option.

     Prior to the effective date of the merger, Res-Care will file a registration statement on Form S-8 registering the Res-Care common shares to be issued in exchange for the PeopleServe stock options. This registration statement becomes automatically effective upon filing under the SEC's rules. Option holders who are affiliates of PeopleServe will be subject to the same restrictions on resale applicable to Res-Care common shares issued to them in the merger.

     Option holders will automatically receive Res-Care common shares in full satisfaction of all rights under their PeopleServe stock option agreements. Option holders will not have to take any action or sign any paperwork to receive these common shares.

ANTICIPATED ACCOUNTING TREATMENT

     Res-Care and PeopleServe intend for the merger to be accounted for as a pooling-of-interests in accordance with generally accepted accounting principles. Res-Care will restate, retroactively at the effective time of the merger, its consolidated financial statements to include the assets, liabilities, shareholders' equity and results of operations of PeopleServe, subject to any adjustments required to conform with the accounting policies and financial statement classifications of the two companies, as if the companies had been combined at the first date covered by the combined financial statements. In future financial statements, the results of operations of the combined entity will include the results of both Res-Care and PeopleServe for the entire fiscal year in which the merger occurs and all prior fiscal periods presented.

     The unaudited pro forma combined condensed financial data contained in this Proxy Statement/Prospectus with respect to Res-Care and PeopleServe have been prepared using the pooling-of-interests accounting method to account for the merger. See "Summary Unaudited Pro Forma Combined Condensed Financial Data."

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material United States federal income tax consequences of the merger to the PeopleServe stockholders. The summary is based on the Code, Treasury regulations, administrative rulings and pronouncements and judicial decisions as of the date of this Proxy Statement/Prospectus, each of which is subject to change at any time. Any such change, which may or may not be retroactive, could alter the tax considerations discussed below. The discussion below is for general information only and does not address all aspects of United States federal income taxation that may be material to you in connection with the merger in light of your particular status or circumstances, including, without limitation, PeopleServe stockholders who are (1) foreign persons, (2) insurance companies, (3) tax-exempt entities, (4) retirement plans, (5) dealers in securities, (6) persons whose shares of PeopleServe capital stock were acquired pursuant to the exercise of employee stock options or otherwise as compensation, (7) persons subject to the alternative minimum tax and (8) persons in whose hands the PeopleServe capital stock does not represent a capital asset. The discussion below does not address the effect of any applicable state, local or foreign tax laws, or the effect of any federal tax laws other than federal income tax laws. The parties will not request a ruling from the IRS in connection with any federal income tax consequences of the merger.

     YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER IN LIGHT OF YOUR PARTICULAR TAX CIRCUMSTANCES AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

     PeopleServe has received an opinion from its tax counsel, Vorys, Sater, Seymour and Pease LLP, that the merger will qualify as a tax-free reorganization within the meaning of Section 368 of the Code. The tax opinion is based on certain assumptions and upon representations as to certain factual matters made by PeopleServe and Res-Care. Such representations, if incorrect, could jeopardize the conclusions reached in the tax opinion. The tax opinion neither binds the IRS nor precludes the IRS from adopting a contrary position. An opinion of counsel only represents such counsel's best legal judgment and has no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the IRS or a court considering the issues.

     The material United States federal income tax consequences to a holder of PeopleServe common stock or Series B convertible preferred stock that will result from the merger qualifying as a reorganization are as follows:

          (1) a PeopleServe stockholder will not recognize any gain or loss upon the receipt of Res-Care common shares solely in exchange for his shares of PeopleServe common stock or Series B convertible preferred stock pursuant to the merger;

          (2) the aggregate tax basis of Res-Care common shares received by a PeopleServe stockholder in the merger (including fractional shares for which cash is received) will equal the aggregate tax basis of that stockholder in the PeopleServe common stock or Series B convertible preferred stock surrendered by that stockholder in the merger (if a stockholder holds both PeopleServe common stock and Series B convertible preferred stock, the basis of each class will be allocated separately to the Res-Care common shares received with respect to each class);

          (3) the receipt by a PeopleServe stockholder of cash instead of a fractional Res-Care common share will result in the recognition of capital gain or loss equal to the difference between the amount of cash received instead of the fractional share and the PeopleServe stockholder's basis in the fractional shares unless the receipt of cash is essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Code; and

          (4) the holding period of the Res-Care common shares received by a PeopleServe stockholder in the merger (including fractional shares) will include the period during which the stockholder held the PeopleServe common stock or Series B convertible preferred stock, as the case may be, surrendered in the merger in exchange for the Res-Care common shares.

     A holder of Series B convertible preferred stock could recognize income to the extent that Res-Care common shares are considered to be received in exchange for consideration other than Series B convertible preferred stock, such as dividends accrued on the Series B convertible preferred stock.

     Holders of Series A redeemable preferred stock may recognize gain or loss on the exchange of their shares for Res-Care common shares. Alternatively, a holder of Series A redeemable preferred stock could recognize income to the extent that Res-Care common shares are considered to be received in exchange for consideration other than Series A redeemable preferred stock, such as dividends accrued on the Series A redeemable preferred stock. The tax opinion expresses no view about the federal income tax consequences of the exchange of Series A redeemable preferred stock in the merger.

     If a PeopleServe stockholder dissents to the merger and receives only cash in exchange for his PeopleServe capital stock, the cash received will be treated as having been received as a distribution in redemption of PeopleServe capital stock, subject to the provisions and limitations of Section 302 of the Code. See "-- Appraisal Rights." Unless the redemption is treated as a dividend under
Section 302(d) of the Code, a stockholder will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of the PeopleServe capital stock redeemed. This gain or loss will be capital gain or loss. If, on the other hand, the redemption is treated as a dividend under
Section 302(d) of the Code, the full amount of cash received by the shareholder will be treated as ordinary income to the extent of PeopleServe's current or accumulated earnings and profits.

     Under the tests of Section 302 of the Code, the redemption of a dissenting PeopleServe stockholder's PeopleServe capital stock generally will be treated as a dividend unless the redemption (i) results in a "complete termination" of the stockholder's direct or indirect stock interest under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the shareholder under Section 302(b)(2) of the Code or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder under Section 302(b)(1) of the Code.

     In order to determine whether there has been a complete termination, a substantially disproportionate redemption or a redemption not essentially equivalent to a dividend with respect to a dissenting PeopleServe stockholder, it is necessary to consider the capital stock owned by persons from whom ownership is attributed to such shareholder under the rules of Section 318 of the Code. Under Section 318 of the Code, a stockholder is considered to own shares that are directly or indirectly owned by certain members of his family or by certain trusts, partnerships or corporations in which he has an ownership or beneficial interest. A stockholder is also considered to own any shares underlying exercisable options he holds. In some cases, a dissenting PeopleServe stockholder may be constructively deemed to own capital stock held by persons who do not exercise appraisal rights.

REGULATORY APPROVALS REQUIRED

     The HSR Act requires both Res-Care and PeopleServe to furnish certain information and materials to the Antitrust Division of the Department of Justice and the FTC and requires a 30-day waiting period to expire or be terminated before the merger can be completed. This waiting period may be extended by requests for additional information. On April 9, 1999, PeopleServe, Res-Care and certain affiliates of PeopleServe filed the required notification and report forms with the Antitrust Division and FTC. Early termination of the waiting period was granted on April 21, 1999. States where PeopleServe does business may require approval of the merger for licensure, certification under Medicaid or other reimbursement programs, or certificate of need purposes.

NASDAQ STOCK MARKET LISTING

     It is a condition to the merger that any Res-Care common shares issuable in the merger and in exchange for PeopleServe stock options be authorized for listing on The Nasdaq Stock Market, subject to official notice of issuance.

APPRAISAL RIGHTS

PeopleServe Stockholders

     Section 262 of the Delaware General Corporation Law provides appraisal rights, sometimes referred to as "dissenters' rights," under certain circumstances to shareholders of a Delaware corporation, such as PeopleServe, that is involved in a merger. Record holders of PeopleServe capital stock who follow the appropriate procedures are entitled to appraisal rights under Section 262 in connection with the merger. However, Section 262 appraisal rights are not available to any shareholder of a corporation who votes in favor of or consents in writing to a merger. The majority shareholders' agreement between certain PeopleServe stockholders and Res-Care provides that these stockholders will vote in favor of the merger and will take any and all action reasonably requested by PeopleServe's board of directors necessary to execute the merger. By complying with the terms of the majority shareholders' agreement and voting in favor of the merger, PeopleServe stockholders who are parties to the majority shareholders' agreement waive any claim to appraisal rights under Section 262.

     THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262, WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX G TO THIS PROXY STATEMENT/PROSPECTUS. ALL REFERENCES IN
SECTION 262 TO A "STOCKHOLDER" AND IN THIS DISCUSSION TO A "RECORD HOLDER" ARE TO THE RECORD HOLDER OF THE SHARES OF PEOPLESERVE CAPITAL STOCK IMMEDIATELY PRIOR TO THE EFFECTIVE TIME OF THE MERGER AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES OF PEOPLESERVE CAPITAL STOCK HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT APPRAISAL RIGHTS.

     Under the Delaware General Corporation Law, record holders of PeopleServe capital stock who follow the procedures set forth in Section 262 will be entitled to have their shares of PeopleServe capital stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, as determined by the Delaware Court of Chancery.

     Under Section 262, where a merger agreement is to be submitted for approval and adoption at a meeting of stockholders, as in the case of the PeopleServe meeting, not less than 20 days prior to the meeting, PeopleServe must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. Any holder of PeopleServe capital stock who wishes to exercise appraisal rights or wishes to preserve his right to do so should review the following discussion and Appendix G carefully because failure to timely and properly comply with the procedures specified in Section 262 will result in the loss of appraisal rights under Delaware law.

     THIS PROXY STATEMENT/PROSPECTUS CONSTITUTES NOTICE OF APPRAISAL RIGHTS TO THE HOLDERS OF PEOPLESERVE CAPITAL STOCK.

     A holder of PeopleServe capital stock wishing to exercise his appraisal rights must deliver to PeopleServe, before the vote on the approval and adoption of the merger agreement at the PeopleServe meeting, a written demand for appraisal of his shares and must reasonably inform PeopleServe of the identity of the holder of record as well as the intention of the holder to demand an appraisal of the fair value of the shares held. A proxy

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

or vote against the merger shall not constitute a demand of appraisal. In addition, a holder of PeopleServe capital stock wishing to exercise appraisal rights or wishing to preserve his right to do so must be a record holder of these shares on the date the written demand for appraisal is made and must continue to hold these shares through the effective time of the merger.

     Only a holder of record of PeopleServe capital stock is entitled to assert appraisal rights for the shares registered in his name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his name appears on his stock certificates, and must state that he intends to demand appraisal of his shares of PeopleServe capital stock.

     If the shares of PeopleServe capital stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and, if these shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for the owner or owners. A record holder, such as a broker who holds stock as nominee for several beneficial owners, may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners. In this case, however, the written demand should set forth the number of shares as to which appraisal is sought. If no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. Holders of PeopleServe capital stock who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal.

     All written demands for appraisal of PeopleServe capital stock should be mailed or delivered to PeopleServe at 5555 Parkcenter Circle, Suite 200, Dublin, Ohio 43017, Attention: Corporate Secretary, and must be received by PeopleServe within the time period specified by Section 262 of the Delaware General Corporation Law.

     Within 10 days after the effective time, PeopleServe, as the surviving corporation, must send a notice as to the effectiveness of the merger to each person who has satisfied the appropriate provisions of Section 262. Within 120 days after the effective time, but not later, PeopleServe or any holder of PeopleServe capital stock entitled to appraisal rights under Section 262 and who has complied with these procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of his shares. PeopleServe is not under any obligation, and has no present intention, to file a petition for the appraisal of the fair value of the PeopleServe capital stock. The holders of the shares of PeopleServe capital stock have an obligation to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

     Within 120 days after the effective time, any record holder of PeopleServe capital stock who has complied with the requirements for exercise of appraisal rights will be entitled to request in writing a statement from PeopleServe stating the aggregate number of shares of capital stock for which demands for appraisal have been received and the aggregate number of holders of these shares. PeopleServe must mail the statement within 10 days after receiving the written request or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. At any time within 60 days after

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

the effective time, any record holder of PeopleServe capital stock who has complied with the requirement for exercise of appraisal rights has the right to withdraw a demand for appraisal and accept the terms offered by the merger.

     If a holder of PeopleServe capital stock timely files a petition for appraisal and serves a copy of the petition upon PeopleServe, PeopleServe will then be obligated within 20 days after service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all shareholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to these stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the holders of shares of PeopleServe capital stock who demanded payment for their shares to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceeding. If any stockholder fails to comply with this direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

     After determining the holders of PeopleServe capital stock entitled to appraisal, the Delaware Court of Chancery will appraise the fair value of their shares, excluding any value attributable to the merger, plus a fair rate of interest, if any, paid upon the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the value of the consideration that they would otherwise receive in the merger if they did not seek appraisal of their PeopleServe capital stock. Investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

     The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. More specifically, the Delaware Supreme Court has stated that: "Fair Value, in an appraisal context, measures 'that which has been taken from the shareholder, viz., his proportionate interest in a going concern.' In the appraisal process the corporation is valued 'as an entity,' not merely as a collection of assets or by the sum of the market price of each share of its stock. Moreover, the corporation must be viewed as an on-going enterprise, occupying a particular market position in the light of future prospects." In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a stockholder's exclusive remedy. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any holder of PeopleServe capital stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal.

     Any holder of PeopleServe capital stock who has demanded an appraisal in compliance with Section 262 will not, after the effective time, be entitled to vote the shares subject to the demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a date prior to the effective time).

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

     If any holder of PeopleServe capital stock who demands appraisal of his shares under Section 262 fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the Delaware General Corporation Law, his shares will be converted into Res-Care common shares according to the merger agreement, without interest, as more fully described under "-- Consideration for the Merger." If a holder of PeopleServe capital stock fails to file a petition for appraisal within 120 days after the effective time, he will fail to perfect or effectively lose the right to appraisal. A holder may withdraw a demand for appraisal by delivering to PeopleServe a written withdrawal of the demand for appraisal and an acceptance of the merger. Any attempt to withdraw made more than 60 days after the effective time of the merger will, however, require the written approval of PeopleServe. The appraisal proceeding may not be dismissed as to any holder without court approval once a petition for appraisal is filed.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS, AND A HOLDER OF PEOPLESERVE CAPITAL STOCK WILL BE ENTITLED TO RECEIVE ONLY THE CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR EACH SHARE ISSUED AND OUTSTANDING IMMEDIATELY PRIOR TO THE EFFECTIVE TIME OF THE MERGER OWNED BY THE HOLDER.

Res-Care Shareholders

     Because Res-Care is not a party to the merger (a wholly-owned subsidiary of Res-Care, Res-Care Sub, will merge with PeopleServe), Res-Care shareholders will not be entitled to appraisal rights in connection with the merger.

RESALE OF RES-CARE COMMON SHARES AFTER THE MERGER

     Res-Care common shares issued in the merger or in exchange for PeopleServe stock options will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, except for shares issued to any PeopleServe stockholder who may be deemed to be an "affiliate" of PeopleServe for purposes of Rule 145 under the Securities Act.

     THIS PROXY STATEMENT/PROSPECTUS DOES NOT COVER RESALES OF RES-CARE COMMON SHARES RECEIVED BY ANY PERSON WHO MAY BE DEEMED TO BE AN AFFILIATE.

     Persons who may be deemed to be affiliates of PeopleServe generally include individuals or entities that control, are controlled by, or are under common control with PeopleServe, and generally include the executive officers and directors of PeopleServe and entities controlled by executive officers and directors of PeopleServe. These affiliates may not sell their Res-Care common shares acquired in connection with the merger, except under an effective registration under the Securities Act covering these shares or in compliance with Rule 145 under the Securities Act (or Rule 144 under the Securities Act in the case of persons who become affiliates of Res-Care) or another applicable exemption from the registration requirements of the Securities Act. In general, Rule 145 under the Securities Act provides that, for one year following the effective time of the merger, an affiliate of PeopleServe (together with certain related persons) would be entitled to sell Res-Care common shares acquired in the merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 under the Securities Act. Additionally, the number of shares sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period under Rule 145 of the Securities Act may not exceed the greater of 1% of the outstanding Res-Care common shares or the average weekly trading volume

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

of such shares during the four calendar weeks preceding such sale. Rule 145 under the Securities Act will remain available to affiliates if Res-Care timely files reports under the Exchange Act with the SEC. One year after the effective time of the merger, an affiliate will be able to sell such Res-Care common shares without being subject to the manner of sale or volume limitations, provided that Res-Care is current with its Exchange Act informational filings and such affiliate is not then an affiliate of Res-Care. One year after the effective time of the merger, an affiliate will be able to sell such Res-Care common shares without any restrictions so long as such affiliate had not been an affiliate of Res-Care for at least three months prior to the date of such sale.

     PeopleServe stockholders who are party to the majority shareholders' agreement and Res-Care have agreed that, among other things, the stockholders will not sell any shares of capital stock or other securities of PeopleServe or Res-Care beneficially owned by them or otherwise reduce their risk relative to their securities position in either PeopleServe or Res-Care until after Res-Care has published the combined financial results of Res-Care and PeopleServe for a period of at least 30 days of combined operations of Res-Care and PeopleServe following the effective time of the merger (which shall be within 135 days of the effective date of the merger).

     As a condition to PeopleServe's willingness to enter into the merger agreement, substantially all of the PeopleServe stockholders entered into a registration rights agreement with Res-Care on April 2, 1999. Res-Care has agreed to grant these PeopleServe stockholders certain registration rights with respect to the greater of (i) 1,250,000 Res-Care common shares to be issued to these PeopleServe stockholders or (ii) 55.5% of the Res-Care common shares included in a registration statement by certain Res-Care shareholders, as well as up to one-half of the aggregate underwriters' over-allotment option, if any. Under certain circumstances, these PeopleServe stockholders may include their shares in a registration statement for a public offering filed by Res-Care within two years of the effective date of the merger. Res-Care is obligated to file a shelf registration statement by March 1, 2000, for any or all Res-Care common shares issued to PeopleServe stockholders not included in a public offering registration statement filed by Res-Care plus 300,000 additional Res-Care common shares. A copy of the registration rights agreement is attached as Appendix B.

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

                              THE MERGER AGREEMENT

     The following is a summary of certain provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this Proxy Statement/Prospectus as Appendix A. Res-Care and PeopleServe stockholders are urged to read the merger agreement in its entirety for a more complete description of the merger.

GENERAL

     The merger agreement provides that Res-Care Sub will merge with and into PeopleServe, with PeopleServe surviving the merger. As a result of the merger, PeopleServe will become a wholly-owned subsidiary of Res-Care. The stockholders of PeopleServe will receive the consideration described below. The merger will become effective when the certificate of merger is filed with the Secretary of State of Delaware or at a later date specified in the certificate of merger. This filing will be made at the same time as or immediately after the closing of the merger, which shall occur as soon as possible after all of the conditions to completion of the merger have been satisfied or waived, or on another date to which Res-Care and PeopleServe agree in writing.

EXCHANGE RATIOS; FRACTIONAL SHARES

     Shares of PeopleServe common stock, Series B convertible preferred stock or Series A redeemable preferred stock will be converted into Res-Care common shares as follows:

     - Each share of PeopleServe common stock, including common stock on exercise of PeopleServe warrants, will be converted into 0.4523 Res-Care common shares;

     - Each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be converted into 0.4523 Res-Care common shares; and

     - The liquidation value (including accrued and unpaid dividends) of PeopleServe Series A redeemable preferred stock and the accrued and unpaid dividends on the PeopleServe Series B convertible preferred stock will be converted into Res-Care common shares based upon the actual closing price. Thus, assuming a $23.00 closing price, $100 of accrued dividends or liquidation value will become 4.3478 Res-Care common shares.

     The portion of a Res-Care common share to be exchanged for each share of PeopleServe common stock and the PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) assumes that the closing price of Res-Care common shares (determined for the 15 trading days ending four trading days before the closing date) is at least $20.00 and not more than $26.00. If the closing price is greater than $26.00 and less than or equal to $29.00, the amount of Res-Care common shares will be equal to the quotient of (x) $11.76 divided by (y) the closing price. If the closing price is less than $20.00 and greater than or equal to $18.00, the amount of Res-Care common shares will be equal to the quotient of (x) $9.05 divided by (y) the closing price. If the closing price is less than $18.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for 0.5026 Res-Care common shares. If the closing price is greater than $29.00, each share of PeopleServe common stock and each share of PeopleServe Series B convertible preferred stock (excluding accrued and unpaid dividends) will be exchanged for 0.4055 Res-Care common shares. There are no further adjustments in the amount of Res-Care common shares issued in exchange for shares of PeopleServe common stock and Series B convertible preferred stock if the closing price is less than $18.00 or greater than $29.00.

     The Series A redeemable preferred stock and the accrued dividends on the Series B convertible preferred stock will be exchanged for Res-Care common shares based on the actual closing price for the Res-Care common shares.

     PeopleServe warrantholders have agreed to exercise their warrants prior to the merger, and their PeopleServe common stock issuable upon exercise of these warrants will be exchanged in the merger for Res-Care common shares on the same basis as all other PeopleServe common stock.

     No fractional shares will be issued. Instead, stockholders will be paid in cash equal to the fractional share multiplied by the closing price of one Res-Care common share on the date the merger is completed, after we add up all fractions relating to PeopleServe preferred stocks and common stock held by each PeopleServe stockholder.

EXCHANGE OF PEOPLESERVE STOCK OPTIONS

     PeopleServe stock options will be automatically exchanged for Res-Care common shares simultaneously with the merger and without any action on the part of the option holders. Res-Care will make any necessary tax withholding payments by reducing the number of shares issuable to the extent of the withholding requirement. The manner of computing the Res-Care shares issuable is described in Section 2.2(d) of the merger agreement. The effect of this provision is that Res-Care will issue Res-Care common shares in an amount representing the fair value of the PeopleServe stock options. For purposes of this transaction, Res-Care and PeopleServe have determined the fair value of the PeopleServe stock options to be equal the difference between the exercise price of the option and the value of the PeopleServe shares that would be issued under the option. This value will be the same as the value assigned to the PeopleServe common stock in the merger. Thus, assuming a $23.00 closing price for the Res-Care common shares (which results in a 0.4523 exchange ratio), a $1.48 option exercise price, and a 28% minimum federal, state and local withholding tax rate, an option holder would receive, net of withholding taxes, approximately 0.279 of a Res-Care common share for each PeopleServe stock option.

     Prior to the effective date of the merger, Res-Care will file a registration statement on Form S-8 registering the Res-Care common stock to be issued in exchange for the PeopleServe options. This registration statement becomes automatically effective upon filing under the SEC's rules. Option holders who are affiliates of PeopleServe will be subject to the same restrictions on resale applicable to Res-Care shares issued to them in the merger.

     Option holders will automatically receive Res-Care shares in full satisfaction of all rights under their PeopleServe option agreements. Option holders will not have to take any action or sign any paperwork to receive these common shares.

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

CERTAIN REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties of PeopleServe and each of its subsidiaries (which are subject, in certain cases, to specified exceptions) relating to, among other things:

     - corporate organization, existence and good standing and similar corporate matters;

     - capitalization;

     - authorization, execution, delivery, consummation and enforceability of the merger agreement and related matters;

     - compliance with applicable laws;

     - non-contravention of certain contracts, organizational documents and laws;

     - financial statements and records;

     - the absence of certain undisclosed liabilities;

     - the absence of certain changes or events after December 31, 1998 constituting a material adverse effect on PeopleServe;

     - consents or approvals by government entities or other third parties;

     - title to properties, absence of liens and encumbrances;

     - licenses and certifications;

     - certain contracts and debt instruments;

     - taxes and tax matters;

     - labor matters, benefit plans and other matters relating to the Employee Retirement Income Security Act of 1974, or ERISA;

     - insurance;

     - accounts receivable;

     - books and records;

     - transactions with affiliates;

     - environmental matters;

     - ownership and validity of intellectual property rights;

     - Year 2000 compliance;

     - brokers;

     - accounting treatment of the merger as a pooling-of-interests;

     - the accuracy of information supplied by PeopleServe in connection with the registration statement and this Proxy Statement/Prospectus; and

     - the absence of certain government actions or proceedings or material litigation.

     The merger agreement also contains customary representations and warranties of Res-Care and Res-Care Sub (which are subject, in certain cases, to specified exceptions) relating to, among other things:

     - corporate organization, existence and good standing and similar corporate matters;

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

     - capitalization;

     - authorization, execution, delivery, and enforceability of the merger agreement and related matters;

     - non-contravention of certain contracts, organizational documents and laws;

     - documents filed with the SEC;

     - financial statements;

     - the absence of certain undisclosed liabilities;

     - the absence of certain changes or events after December 31, 1998 constituting a material adverse effect on Res-Care;

     - consents by governmental entities or other third parties;

     - the absence of material litigation and certain governmental actions or proceedings;

     - brokers;

     - accounting treatment of the merger as a pooling-of-interests;

     - the accuracy of information supplied by Res-Care or Res-Care Sub in connection with the registration statement and this Proxy
       Statement/Prospectus; and

     - Year 2000 compliance.

     The representations and warranties of PeopleServe, Res-Care and Res-Care Sub are not waived or affected by any investigation made by any party and do not survive beyond the effective time of the merger. There is no right of indemnification for the breach of any representation or warranty.

CERTAIN COVENANTS AND AGREEMENTS

Conduct of Business Pending Merger

     Under the merger agreement, PeopleServe has agreed to conduct its business in the ordinary course consistent with past and current practices and to use its and its subsidiaries' respective reasonable efforts to (1) preserve intact key business organizations, (2) keep available the services of current officers and employees and (3) preserve existing relationships with suppliers, distributors and others having business relationships with it and them. PeopleServe has also agreed that, pending the merger, it will not, nor will it permit any of its subsidiaries to:

     - amend the PeopleServe certificate of incorporation or bylaws or comparable documents of any subsidiary;

     - split, combine or reclassify any shares of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its outstanding capital stock;

     - incur any obligation or liability, except in the ordinary course of business consistent with past practices, which individually or in the aggregate, has a material adverse effect on PeopleServe or its subsidiaries;

     - discharge or satisfy any lien, security interest or other encumbrance, except in the ordinary course of business, consistent with past practices;

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

     - declare, set aside or pay any dividend or other distribution payable in cash, stock or property on any class of its capital stock;

     - directly or indirectly redeem or otherwise acquire any shares of its capital stock or equity interests, of any of its subsidiaries or any other securities thereof;

     - mortgage or otherwise encumber any of its assets or properties;

     - acquire or purchase an equity interest in, or a substantial portion of the assets of, another entity or otherwise acquire any material assets outside the ordinary course of business, consistent with past practice;

     - enter into any material contract, commitment or transaction outside the ordinary course of business and consistent with past practice;

     - release, transfer or otherwise dispose of any of its assets or properties outside the ordinary course of business consistent with past practice;

     - subject to limited exceptions, cause the total consolidated liabilities minus the total consolidated current assets of PeopleServe to exceed $53 million;

     - materially reduce the amount of coverage provided by any insurance policy naming PeopleServe or any of its subsidiaries as a beneficiary or a loss payee;

     - subject to limited exceptions, except in the ordinary course of business consistent with past practice, increase the wages or salaries of any group of employees generally, enter into or modify any employment contract with, or make any loan to, or enter into any transaction of any nature with any PeopleServe stockholder, or any officer or employee of PeopleServe or its subsidiaries;

     - take any action that would prevent Res-Care from accounting for the merger as a pooling-of-interests;

     - forgive, release, cancel, compromise or permit to lapse any debt or claim other than in the ordinary course of business, consistent with past practices;

     - waive, release, transfer or grant any rights or permit any license or permit to lapse, or terminate or permit termination of any management agreement;

     - amend, terminate or waive any material right under any agreement, contract or other written commitment to which it is party or by which it is bound;

     - enter into any transaction other than on an arm's-length basis or other than in the ordinary course of business;

     - enter into any transaction to purchase the business or assets of any other person or entity; or

     - suffer any casualty loss or damage (whether or not such loss or damage is covered by insurance), which would have a material adverse effect on PeopleServe or any of its subsidiaries.

No Solicitation

     The merger agreement provides that, prior to the effective time of the merger, neither PeopleServe nor any of its subsidiaries will, or will permit any of its or their officers, directors, employees, agents or representatives, to solicit or encourage the initiation or submission of any inquiries or offer regarding any acquisition, merger, take-over bid, sale of all or any significant part of the assets or capital stock of PeopleServe or any of its subsidiaries, an "Acquisition Transaction." Prior to approval of the merger by the PeopleServe stockholders, PeopleServe may, as required by the fiduciary obligations of its board of directors, as determined in good faith by it based on the advice of outside counsel:

     - furnish information concerning PeopleServe to a party who has made an unsolicited proposal for an Acquisition Transaction under an appropriate confidentiality agreement substantially similar to the confidentiality agreement in effect between PeopleServe and Res-Care; or

     - participate in negotiations with a third party who has made an unsolicited proposal for an Acquisition Transaction.

     Except as described below, the PeopleServe board of directors may not:

     - withdraw or modify, in a manner adverse to Res-Care or Res-Care Sub, its approval or recommendation of the merger agreement or the merger;

     - approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Transaction; or

     - approve or recommend any Acquisition Transaction.

     If the PeopleServe board of directors determines in good faith, based on advice from outside counsel and financial advisors, that it would be inconsistent with its fiduciary obligations not to approve or recommend a Superior Proposal (defined below) then the PeopleServe board of directors may take the actions listed above after the following conditions have been satisfied:

     - PeopleServe notifies Res-Care in writing of the Superior Proposal;

     - the Superior Proposal remains a Superior Proposal at least 5 business days after Res-Care receives this notice;

     - the PeopleServe board of directors again determines that failure to take any action would result in a breach of its fiduciary obligation; and

     - PeopleServe terminates the merger agreement and pays Res-Care the termination fee.

     We refer to action that may be taken by PeopleServe's board of directors as the "PeopleServe Fiduciary Duty Termination" in this Proxy Statement/Prospectus. The term "Superior Proposal" means a bona fide, written and unsolicited proposal or offer, including a new or unsolicited proposal received by PeopleServe from a person whose initial contact with PeopleServe may have been solicited by PeopleServe or its representatives prior to signing the merger agreement, made by any person or group, other than Res-Care or any of its subsidiaries, for an Acquisition Transaction on terms and conditions that the PeopleServe board of directors determines in good faith, in the exercise of reasonable judgement, based on the advice of independent financial advisors and outside legal counsel, to be superior from a financial point of view to PeopleServe's stockholders than the merger.

     Those PeopleServe stockholders who are party to the majority shareholders' agreement have also agreed that, in their capacity as PeopleServe stockholders, they will not directly or indirectly solicit, initiate or encourage an Acquisition Transaction, except as they may be obligated as a director of PeopleServe under a PeopleServe Fiduciary Duty Termination.

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

Composition of Res-Care's Board of Directors Following the Merger

     In connection with the merger, Res-Care has agreed to cause its board of directors, consistent with their fiduciary duties and in accordance with Kentucky law, to appoint Mr. Pettinelli, currently a member of PeopleServe's board of directors, to become a member of Res-Care's board of directors promptly after the effective time of the merger.

Indemnification; Insurance

     All rights to indemnification and exculpation existing in favor of any director or officer of PeopleServe and its subsidiaries, as provided in their respective charters and bylaws, shall survive for five years after the merger. For five years after the merger, PeopleServe, as the surviving corporation, shall maintain the policies of director and officer liability insurance and fiduciary liability insurance currently carried by PeopleServe. See "The Merger -- Affiliate Transactions -- Indemnification and Insurance."

CONDITIONS TO THE MERGER

     Each party's obligation to effect the merger is subject to the satisfaction or waiver, prior to or at the time of the merger, of the following conditions, among others:

     SHAREHOLDER APPROVAL. The Res-Care shareholders shall have approved the proposal to issue Res-Care common shares in the merger and in exchange for PeopleServe stock options. The PeopleServe stockholders shall have approved and adopted the merger agreement and approved the merger, the amendment to the PeopleServe certificate of incorporation, the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their respective employment agreements and the exchange of the PeopleServe stock options held by Mr. Vogel and Mr. Macomber for Res-Care common shares.

     NO LITIGATION. No action or proceeding challenging the merger or seeking material damages in connection with the mergers shall be threatened or pending.

     HSR AND OTHER APPROVALS. Waiting periods applicable to the merger under the HSR Act and other applicable laws shall have been terminated or shall have expired. All material licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties as are necessary in connection with the merger contemplated by the merger agreement shall have been obtained, except where failure to obtain them would not have a material adverse effect on the combined company.

     EFFECTIVENESS OF REGISTRATION STATEMENT. The registration statement on Form S-4 of which this Proxy Statement/Prospectus is a part, shall have become effective in accordance with the provisions of the Securities Act. There must be no stop order suspending the effectiveness of the Registration Statement issued by the SEC, and no proceedings for that purpose shall have been initiated by the SEC.

     NO INJUNCTIONS. No order issued by any government entity having jurisdiction over Res-Care, PeopleServe, or any of their subsidiaries that materially restricts, prevents or prohibits the consummation of the merger shall be in effect. The parties must use their reasonable efforts to prevent such orders and to appeal any that may be issued.

     NASDAQ LISTING. The Res-Care common shares issued in connection with the merger and in exchange of PeopleServe stock options shall have been approved for listing on The Nasdaq Stock Market, subject to official notice of issuance.

     AFFILIATE TRANSACTIONS. The following transactions involving entities that own 55 properties that are leased to PeopleServe shall have been completed prior to the closing date:

     - one company that owns 32 of these properties and is owned by Mr. Pettinelli and certain other persons who are officers of PeopleServe shall become a wholly-owned subsidiary of PeopleServe;

     - this company shall cease to be the general partner of a partnership that leases real estate to unaffiliated companies without any cost to PeopleServe or this company;

     - PeopleServe shall complete the acquisition of the other 23 properties owned by Mr. Pettinelli and certain other officers of PeopleServe;

     - in connection with this property acquisition, PeopleServe will assume certain indebtedness to be repaid with funds provided by Res-Care up to $6.8 million; and

     - obligations totaling $250,000 owed to PeopleServe by Mr. Pettinelli and Mr. Vogel will be offset in the transaction.

     EXCHANGE OF PEOPLESERVE STOCK OPTIONS. The PeopleServe stock options shall be automatically exchanged for Res-Care common shares at the effective time.

     In addition, each party's obligation to complete the merger is subject to the satisfaction by the other party of the following conditions:

     REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of the other party in the merger agreement that is qualified as to materiality shall be true and correct. Other representations and warranties shall be true and correct in all material respects. In each case, the representations and warranties shall be true and correct as of the date of the merger agreement, and, unless representations and warranties relate to an earlier date, as of the effective time of the merger. Each of the companies will deliver to the other company a certificate signed by an authorized officer confirming the representations and warranties.

     PERFORMANCE OF OBLIGATIONS. The other party shall have performed in all material respects all obligations required to be performed by it under the merger agreement prior to the effective time of the merger. Each of the companies will deliver to the other company a certificate signed by an authorized officer confirming performance of their obligations.

     MATERIAL ADVERSE EFFECT. Since April 2, 1999, there shall have been no event or occurrence which has had or reasonably could be expected to have a material adverse effect on the other party. Each of the companies will deliver to the other company a certificate signed by an authorized officer confirming that no such event or occurrence has happened.

     TAX OPINION. PeopleServe shall receive an opinion from its tax counsel that, among other things, the merger will qualify as a tax-free reorganization for United States federal income tax purposes.

     LEGAL OPINIONS. Counsel for Res-Care, PeopleServe and some of the PeopleServe stockholders shall deliver opinions regarding each of their authorizations to execute the merger agreement and other documents and various other legal matters.

     The obligation of Res-Care or PeopleServe to effect the merger is subject to the satisfaction of the following additional conditions:

     CONSENTS. PeopleServe shall obtain the consents or approvals required in connection with the transactions contemplated by the merger agreement under any contract, except where the failure to obtain such consent would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on PeopleServe or the combined company.

     POOLING LETTERS. Res-Care and PeopleServe shall receive letters from each of KPMG LLP and Ernst & Young LLP, respectively, each dated not more than five days prior to the closing date of the merger, stating that the merger will qualify as a pooling-of-interests for financial reporting purposes.

     RESIGNATIONS. Each director of PeopleServe or any of its subsidiaries as requested by Res-Care shall resign by the effective time of the merger.

     LIMITATION ON EXERCISE OF APPRAISAL RIGHTS. No more than 3.5% of the aggregate number of shares of PeopleServe common stock, Series B convertible preferred stock and Series A redeemable preferred stock can have exercised, and not withdrawn, their appraisal rights.

     FAIRNESS OPINION. Res-Care shall receive an opinion from J.C. Bradford that the issuance of Res-Care common shares in the merger is fair to Res-Care from a financial point of view.

     RELEASE OF GUARANTEES. PeopleServe shall obtain releases from its guarantees on certain properties.

     TERMINATION OF EXISTING EMPLOYMENT AGREEMENTS. PeopleServe shall terminate the employment agreements of Mr. Pettinelli, Mr. Vogel and Mr. Macomber by the effective time of the merger.

     OCCUPANCY STANDARD. Five business days prior to the closing date, the aggregate number of clients receiving services directly or indirectly from PeopleServe must total at least 4,065.

     NONCOMPETITION AGREEMENTS. At the closing, Mr. Pettinelli will execute a noncompetition agreement and Mr. Vogel will execute a consulting and noncompetition agreement.

     EXERCISE OF WARRANTS. Prior to the effective time of the merger, holders of PeopleServe warrants shall exercise their warrants.

     MAJORITY SHAREHOLDERS' AGREEMENT. The representations and warranties contained in the majority shareholders' agreement shall be accurate as of the closing date. Each shareholder party to the majority shareholders' agreement must perform and comply in all material respects with all its obligations under the majority shareholders' agreement by the closing date.

     INDEMNITY AND STOCK PLEDGE AGREEMENTS. Mr. Pettinelli shall have executed an indemnification agreement and a stock pledge agreement in favor of PeopleServe in which he indemnifies PeopleServe and certain of its subsidiaries for certain liabilities for indebtedness of entities owned in part by Mr. Pettinelli and pledges $4.5 million in value of Res-Care common shares received by him in the merger or other marketable securities acceptable to Res-Care. The indemnification agreement also requires PeopleServe to cause Mr. Pettinelli, Mr. Vogel and Mr. Anderson to be released from certain guarantees on certain indebtedness secured by properties assumed by PeopleServe and its subsidiaries no later than 90 days after the closing.

     At any time prior to the effective time of the merger, each of Res-Care and PeopleServe may waive in writing the compliance with any conditions that legally may be waived. However, Res-Care and PeopleServe may not waive conditions that are required by law to complete the merger, including (1) the requirement for shareholder approval and (2) the requirement that the registration statement be effective on the closing date. After approval of the merger agreement by the stockholders of PeopleServe and the approval of the issuance of Res-Care common shares in the merger by Res-Care shareholders, the parties cannot waive any conditions that under applicable law would require further approval of shareholders without obtaining their approval. See "-- Waiver."

TERMINATION

     The merger agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger, whether before or after approval by the shareholders of each of Res-Care and PeopleServe:

          (1) by mutual written consent of Res-Care and PeopleServe;

          (2) by either Res-Care or PeopleServe, if (a) the merger has not been completed on or before August 31, 1999, unless the failure to complete the merger results from the failure of the party seeking termination to perform its obligations under the merger agreement, or (b) if the conditions to the merger agreement have not been satisfied or waived, unless the failure to satisfy the condition results from the failure of the party seeking to terminate the merger agreement;

          (3) by either Res-Care or PeopleServe, if any permanent injunction, order, decree or ruling by any governmental entity preventing the completion of the merger becomes final and non-appealable;

          (4) by Res-Care, if (a) there has been a material breach of any of the representations, warranties, covenants or agreements of PeopleServe in the merger agreement, which is not curable by August 31, 1999, or, if curable, is not cured within 30 days after Res-Care gives written notice of such breach to PeopleServe, or (b) if Res-Care does not obtain shareholder approval;

          (5) by Res-Care if (a) there has been a misrepresentation or breach of any of the representations or warranties of PeopleServe in the merger agreement which has had or is reasonably likely to have a material adverse effect on PeopleServe or is reasonably likely to impair the ability of Res-Care to complete the merger or (b) PeopleServe does not perform its obligations under the merger agreement in all material respects;

          (6) by PeopleServe, if (a) the PeopleServe board of directors decides to effect a PeopleServe Fiduciary Duty Termination and (b) PeopleServe pays to Res-Care a termination fee of $7.5 million plus Res-Care's expenses related to the merger;

          (7) by PeopleServe, if there has been a material breach of any of the representations, warranties, covenants or agreements of Res-Care or Res-Care Sub in the merger agreement, which is not curable by August 31, 1999, or, if curable, is not cured within 30 days after written notice of such breach is given by PeopleServe to Res-Care;

          (8) by either Res-Care or PeopleServe, if the average closing price per share of Res-Care common shares on The Nasdaq Stock Market, for a specified 15 trading days immediately before the merger, is less than $16.00; or

          (9) by PeopleServe if (a) there has been a misrepresentation or breach of any of the representations or warranties of Res-Care or Res-Care Sub in the merger agreement which has had or is reasonably likely to have a material adverse effect on Res-Care or is reasonably likely to impair the ability of Res-Care to complete the merger or (b) Res-Care does not perform its obligations under the merger agreement in all material respects.

     In addition, Res-Care may terminate the merger agreement if, among other reasons, it does not obtain shareholder approval of the share issuance or if, in Res-Care's opinion, the number of PeopleServe stockholders who exercise appraisal rights will jeopardize the accounting treatment of the merger as a pooling-of-interest.

TERMINATION FEE

     PeopleServe has agreed to pay Res-Care a fee of $7.5 million plus all reasonable expenses, including legal, accounting, valuation and tax expenses related to the merger, in cash if PeopleServe receives and accepts a Superior Proposal.

AMENDMENT

     At any time prior to the effective time of the merger, the parties may amend or modify any of the terms of the merger agreement only by written agreement; provided, however, that after any approval by the shareholders of Res-Care or PeopleServe relating to the merger, no amendment shall be made which under applicable law requires the approval of shareholders, without the further approval of shareholders.

WAIVER

     At any time prior to the effective time of the merger, Res-Care or PeopleServe may, in writing, (1) extend the time for the performance of any of the obligations or other acts of the other party, (2) waive any inaccuracies in the representations and warranties of the other party in the merger agreement or any related documents and (3) subject to limited exceptions and the following of specified procedures, waive compliance by the other party with any of the agreements or conditions in the merger agreement that may be legally waived.

EXPENSES

     Whether or not the merger is completed, except as described under "-- Termination Fee" above and the expenses of the exchange agent which Res-Care shall reimburse PeopleServe, all costs and expenses associated with the merger and related transactions will be paid by the party incurring those expenses.

                         REGISTRATION RIGHTS AGREEMENT

     The following is a summary of certain provisions of the registration rights agreement which is attached as Appendix B to this Proxy Statement/Prospectus. The following summary is qualified in its entirety by reference to the registration rights agreement. You are encouraged to read the registration rights agreement in its entirety.

     In connection with the merger, Res-Care entered into a registration rights agreement on April 2, 1999 with substantially all of the PeopleServe stockholders, granting such PeopleServe stockholders "piggy-back" registration rights with respect to the greater of (i) 1,250,000 shares of Res-Care common shares to be issued to these PeopleServe stockholders or (ii) 55.5% of the Res-Care common shares included by certain Res-Care shareholders, as well as up to one-half of the aggregate underwriters' over-allotment option, if any. If Res-Care proposes to register its equity securities under the Securities Act within two years after the merger, these shareholders will be entitled to notice of the registration and to include their Res-Care common shares in the registration. The underwriters for the proposed offering may limit the number of shares included in the registration if they determine that marketing factors require a limitation on the number of shares to be underwritten. If the underwriter limits the number of Res-Care common shares of a shareholder which may be included in the registration, or if Res-Care does not effect an underwritten offering, then Res-Care must file a shelf registration statement on Form S-3 and those shareholders may include their Res-Care common shares that were excluded from the offering, or their pro rata share as applicable, in the shelf registration statement. Res-Care will pay all expenses related to the registration except for fees and expenses of their counsel over $10,000, fees and expenses of their accountants, any underwriting discounts and commissions, and transfer taxes relating to the Res-Care common shares to be registered.

     By March 1, 2000 Res-Care must file a shelf registration statement on Form S-3 for the PeopleServe stockholders who are a party to the registration rights agreement and have this registration statement remain effective for at least 90 days. This registration statement would cover at least 300,000 Res-Care common shares or 1,550,000 shares if the underwritten registration has not occurred by March 1, 2000.

     The registration rights agreement provides for reciprocal indemnification and contribution obligations between Res-Care and any seller against civil liabilities in connection with a registered offering of the Res-Care common shares received in the merger, including liabilities under the Securities Act. Res-Care has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and may be therefore unenforceable.

                        MAJORITY SHAREHOLDERS' AGREEMENT

     The following is a summary of certain provisions of the majority shareholders' agreement which is attached as Appendix C to this Proxy Statement/Prospectus. The following summary is qualified in its entirety by reference to the majority shareholders' agreement. You are encouraged to read the majority shareholders' agreement in its entirety.

     As a condition to Res-Care's entering into the merger agreement, one of the directors and some of the holders of PeopleServe Series B convertible preferred stock and Series A redeemable preferred stock entered into a majority shareholders' agreement with Res-Care on April 2, 1999. Under the majority shareholders' agreement, the parties agreed to vote 83.9% of the outstanding shares of PeopleServe common stock and Series B convertible preferred stock, considered as a single class of voting securities, 77.0% of the outstanding shares of Series B convertible preferred stock and 77.0% of the outstanding shares of Series A redeemable preferred stock, including any shares subsequently acquired, in favor of the merger and against any other proposal or transaction that could prevent or delay any transactions contemplated by the merger agreement except related to their fiduciary duties as directors. They also agreed to vote their shares of PeopleServe capital stock in favor of the amendment to the certificate of incorporation. The holders of approximately 93.4% of the PeopleServe common stock and Series B convertible preferred stock have agreed to approve the payments to Mr. Pettinelli, Mr. Vogel and Mr. Macomber under their employment agreements and the exchange of PeopleServe stock options held by Mr. Vogel and Mr. Macomber. These shareholders also agreed not to purchase or sell any securities of PeopleServe or Res-Care until Res-Care had published financial statements covering at least 30 days of combined operations of Res-Care and PeopleServe and that they had not and would not take any action that would prevent the merger from being accounted for as a pooling-of-interests. Those PeopleServe shareholders who are party to the majority shareholders' agreement have also agreed that, in their capacity as PeopleServe stockholders, they will not directly or indirectly solicit, initiate or encourage an Acquisition Transaction, except as they may be obligated as a director of PeopleServe under a PeopleServe Fiduciary Duty Termination. The majority shareholders' agreement will terminate on the earlier of the effective time of the merger or immediately upon the termination of the merger agreement.

                          AMENDMENT TO CERTIFICATE OF
                          INCORPORATION OF PEOPLESERVE

     The following is a summary of certain provisions of the amendment to PeopleServe's certificate of incorporation which is attached as Appendix E to this Proxy Statement/Prospectus. The following summary is qualified in its entirety by reference to the amendment. You are encouraged to read the amendment in its entirety.

     PeopleServe stockholders are being asked to approve an amendment to the PeopleServe certificate of incorporation. The amendment will change the terms of the Series A redeemable preferred stock and the Series B convertible preferred stock to permit the shares to be exchanged for Res-Care common shares in the merger without any action on the part of the holders of either series of preferred stock. If adopted by the PeopleServe stockholders, the amendment to the certificate of incorporation will not become effective until immediately before the effective time of the merger.

     PeopleServe's certificate of incorporation now provides that an acquisition of PeopleServe by merger with another corporation in which the shares of PeopleServe are converted into shares of the other corporation in the merger is equivalent to a liquidation of PeopleServe. A liquidation of PeopleServe entitles the holders of the Series A redeemable preferred stock and Series B convertible preferred stock to receive, in the case of the Series A redeemable preferred stock, cash equal to $5.00 per share plus all accrued and unpaid dividends on such shares and, in the case of the Series B convertible preferred stock, cash equal to $2.714 per share plus all accrued and unpaid dividends on these shares. If the consideration payable in a "liquidation merger" involves securities, then the holders of the Series B convertible preferred stock have the option of (A) treating the merger as a liquidation of PeopleServe and receiving the liquidation amount for these shares as described above, or (B) converting the Series B convertible preferred stock into PeopleServe common stock and receiving all accrued and unpaid dividends on such shares plus the consideration distributable to holders of the PeopleServe common stock in the merger.

     The proposed amendment to PeopleServe's certificate of incorporation makes the following changes to the certificate of incorporation:

     - The holders of the Series A redeemable preferred stock would be entitled to receive, instead of cash, the liquidation value in securities or other property which the PeopleServe board of directors has determined has a fair value equal to the liquidation amount.

     - The holders of the Series B convertible preferred stock would be entitled to receive (A) the consideration distributable in the merger to the holders of PeopleServe common stock as if the shares of Series B convertible preferred stock had been converted into such common stock immediately prior to the merger and (B) shares or other property having a fair value equal to the amount of the accrued and unpaid dividends through the date of the merger, as determined by the PeopleServe board of directors, instead of cash.

     PeopleServe's certificate of incorporation now provides that upon a "Change in Control" of PeopleServe, PeopleServe will redeem the Series A redeemable preferred stock for cash for an amount equal to the Series A original cost of, $5.00 per share, plus all accrued but unpaid dividends on these shares. PeopleServe's certificate of incorporation defines a "Change in Control" to include a transaction in which the holders of PeopleServe common stock immediately prior to the transaction own less than a majority of the outstanding common stock of PeopleServe following the transaction. Under this definition, the merger would constitute a "Change in Control" of PeopleServe. The proposed amendment to the certificate of incorporation would clarify the definition of "Change in Control" to eliminate from the definition a transaction in which the holders of Series B convertible preferred stock would receive shares or other property in exchange for their shares, as described above.

     The purpose and effect of the proposed amendment are to enable the shares of Series A redeemable preferred stock and Series B convertible preferred stock to be converted and exchanged in the merger for Res-Care common shares according to the merger agreement. Approval of the amendment to the certificate of incorporation is a condition to the merger. Without the amendment to the certificate of incorporation, the holders of the Series A redeemable preferred stock would receive a cash redemption amount for their shares and all accrued and unpaid dividends, which would result in the merger not qualifying as a "pooling-of-interests" for accounting purposes, as described above under "The Merger -- Anticipated Accounting Treatment." If the amendment to the certificate of incorporation were not adopted, the holders of Series B convertible preferred stock would have the right to elect to receive, in exchange for their shares, cash equal to the liquidation value of the Series B convertible preferred stock and all accrued and unpaid dividends. If the holders of Series B convertible preferred stock in the merger receive cash for their shares or the accrued and unpaid dividends on the shares, the merger could not be accounted for as a "pooling-of-interests."

     Dividends accrue at the annual rate of $0.50 per share on the Series A redeemable preferred stock and $0.27 per share on the Series B convertible preferred stock. As of March 31, 1999, dividends were accrued and unpaid on each share of the Series A redeemable preferred stock in the amount of $1.14 and on each share of Series B convertible preferred stock in the amount of $0.62.

     The proposed amendment to the PeopleServe certificate of incorporation must be approved by the affirmative vote of the holders of (A) 60% of the outstanding shares of the PeopleServe Series B convertible preferred stock, voting separately, (B) a majority of the outstanding shares of the PeopleServe Series A redeemable preferred stock, voting separately, and (C) a majority of the holders of the PeopleServe common stock, Series A redeemable preferred stock and Series B convertible preferred stock, voting together as a single class.

     THE BOARD OF DIRECTORS OF PEOPLESERVE RECOMMENDS THAT THE STOCKHOLDERS OF PEOPLESERVE VOTE FOR THE PROPOSED AMENDMENT TO THE PEOPLESERVE CERTIFICATE OF INCORPORATION.

     If approved, the proposed amendment to the PeopleServe certificate of incorporation will only be filed and become effective immediately prior to the effective time of the merger, after satisfaction or waiver of all conditions to the closing. If the merger fails to occur, PeopleServe will take all necessary action to rescind the proposed amendment.

                                 ABOUT RES-CARE

GENERAL INFORMATION

     Res-Care, Inc. is a leading provider of residential, training, educational and support services to populations with special needs, including persons with developmental and other disabilities and at-risk and troubled youths. The services provided by Res-Care have historically been provided by state and local government agencies and not-for-profit organizations. In recent years, service delivery has shifted from government agencies toward private organizations, both not-for-profit and for-profit. Res-Care's programs include an array of services provided in both residential and non-residential settings for adults and youths with mental retardation or other developmental disabilities (MR/DD) and disabilities caused by acquired brain injury, and youths who have special educational or support needs, are from disadvantaged backgrounds, or have severe emotional disorders. Some of these youths have entered the juvenile justice system. Res-Care has experienced high occupancy rates throughout its MR/DD operations. Res-Care currently derives virtually all of its MR/DD revenues from state and local agency reimbursement under Title XIX of the Social Security Act. For its youth services, Res-Care's revenues come from the U.S. Department of Labor for its Job Corps operations and from state and local agencies for its other youth services.

     Res-Care currently provides services to approximately 21,700 individuals with special needs in 30 states and Puerto Rico. Services to approximately 12,500 persons with disabilities are provided in larger facilities, group homes, personal residences and other community-based programs. Services to approximately 9,200 at-risk and troubled youths are provided in federally-funded Job Corps centers and juvenile treatment programs and facilities operated for state and local agencies.

     Res-Care's principal executive offices are located at 10140 Linn Station Road, Louisville, Kentucky 40223, and its telephone number at that location is
(502) 394-2100.

BENEFICIAL OWNERSHIP OF EQUITY SECURITIES

     The following table shows certain information about the beneficial ownership of Res-Care common shares as of April 29, 1999 by:

     - each person whom Res-Care knows beneficially owns more than 5 percent of the outstanding of Res-Care common shares,

     - each of Res-Care's directors,

     - each of Res-Care's executive officers named in the Summary Compensation Table, and

     - all directors and executive officers of Res-Care as a group.

Unless otherwise indicated, to the knowledge of Res-Care, each of the shareholders listed below has sole voting and investment power over the shares.

                                                NUMBER OF SHARES
NAME AND ADDRESS(1)                           BENEFICIALLY OWNED(2)    PERCENT OF TOTAL
-------------------                           ---------------------    ----------------
James R. Fornear............................        2,753,337(3)(4)          14.5%
Pilgrim Baxter & Associates, Ltd. ..........        1,803,250(5)              9.5%
Ronald G. Geary.............................        1,503,327(6)              7.9%
Margaret H. Fornear.........................        1,399,676(3)(7)           7.4%
FMR Corporation.............................        1,375,000(8)              7.3%
Spiro B. Mitsos, Ph.D. .....................          283,265(9)              1.5%
E. Halsey Sandford..........................          157,714(10)               *
Jeffrey M. Cross............................           81,215(11)               *
W. Bruce Lunsford...........................           53,250(12)               *
Paul G. Dunn................................           42,040(13)               *
Seymour L. Bryson, Ph.D. ...................           24,188(14)               *
Ralph G. Gronefeld, Jr. ....................           10,656(15)               *
Olivia F. Kirtley...........................            4,500                   *
All directors and executive officers as a
  group (10 persons)........................        4,913,492(16)            24.8%

-------------------------

  *  Indicates less than 1 percent of outstanding common stock.

 (1) The following are addresses of the people whom Res-Care knows to beneficially own more than five percent of the outstanding common stock:
     James R. and Margaret H. Fornear, 4331 U.S. 60 East, Marion, Kentucky 42064; Ronald G. Geary, 10140 Linn Station Road, Louisville, Kentucky 40223; FMR Corporation, 82 Devonshire Street, Boston, Massachusetts 92109; and Pilgrim Baxter & Associates, Ltd., 825 Duportail Road, Wayne, Pennsylvania 19087.

 (2) Each named person or group is considered to be the beneficial owner of securities which the person may acquire within 60 days through the exercise or conversion of options, warrants and rights, if any. Those securities are included in the total number of outstanding shares when computing the percentage beneficially owned by the person or group. The securities are not included in the total number of outstanding shares when computing the percentage of stock beneficially owned by any other person or group. The number of shares includes shares that would be issued when a person converts convertible securities or when a person or group exercises options (including employee stock options).

 (3) As husband and wife, James R. Fornear and Margaret H. Fornear each may be considered the beneficial owner of the shares of common stock owned by the other under the applicable rules of the Securities and Exchange Commission. Each of Mr. and Mrs. Fornear disclaim beneficial ownership of the common shares held by their spouse. Does not include shares owned by Mr. and Mrs. Fornear's adult children.

 (4) Includes 1,500,757 shares over which Mr. Fornear shares voting and investment power, including 702,209 shares over which Mr. Fornear shares voting and investment power with Mrs. Fornear as trustee of three trusts of which she is the beneficiary.

 (5) The information for Pilgrim Baxter & Associates, Ltd., based on the
     Schedule 13G dated January 19, 1999 filed with the Securities and Exchange Commission, states that these shares were acquired in the ordinary course of business solely for investment purposes and not for the purpose or effect of changing or influencing the control of Res-Care.

 (6) Includes 703,546 shares subject to options that are presently exercisable, 3,125 shares held by two family members and 1,780 shares held as of September 30, 1998 for the benefit of Mr. Geary by a retirement savings plan over which Mr. Geary has no voting power but does have investment power.

 (7) Includes 702,209 shares over which Mrs. Fornear has shared voting and investment power as beneficiary of three trusts of which Mr. Fornear is trustee.

 (8) The information for FMR Corporation and its controlling stockholders, Edward D. Johnson, III and Abigail P. Johnson, based on the Schedule 13G dated February 12, 1999 filed with the Securities and Exchange Commission, states that these shares were acquired in the ordinary course of business solely for investment purposes and not for the purpose or effect of changing or influencing the control of Res-Care.

 (9) Represents shares owned jointly by Dr. and Mrs. Mitsos over which they share voting and investment power.

(10) Includes 2,025 shares subject to options that are presently exercisable. Does not include 115,622 shares held in trust for the benefit of Mrs. Sandford and their children for which Mrs. Sandford is trustee and over which Mr. Sandford has no voting or investment power and in which he disclaims any beneficial interest.

(11) Represents shares owned jointly by Mr. and Mrs. Cross over which they share voting and investment power. Includes 58,265 shares subject to options that are presently exercisable.

(12) Includes 15,750 shares subject to options that are presently exercisable.

(13) Represents shares owned jointly by Mr. and Mrs. Dunn over which they share voting and investment power. Includes 41,240 shares subject to options that are presently exercisable.

(14) Includes 15,750 shares subject to options that are presently exercisable.

(15) Includes 10,651 shares subject to options that are presently exercisable and 5 shares held by a retirement savings plan over which Mr. Gronefeld has no voting power, but does have investment power.

(16) Includes 847,227 shares subject to options that are presently exercisable. Does not include Pamela M. Spaniac who resigned from Res-Care effective October 1998.

     Based on information from the last Form 4 filed with the Commission and records maintained by Res-Care, Ms. Spaniac beneficially owned 400 shares held by her husband's retirement plan.

CERTAIN INFORMATION INCORPORATED BY REFERENCE

     Res-Care's Annual Report on Form 10-K for the year ended December 31, 1998, is incorporated by reference to this document and contains a more thorough discussion of the business of Res-Care. Shareholders of Res-Care and PeopleServe desiring a copy of Res-Care's 1998 Annual Report may contact Res-Care by mail at 10140 Linn Station Road, Louisville, Kentucky 40223 Attention: Vice President of Communications or by telephone at (502) 394-2100 as indicated under "Where You Can Find Additional Information."

                               ABOUT PEOPLESERVE

GENERAL DISCUSSION OF THE BUSINESS

     PeopleServe is one of the nation's largest providers of services to people with mental retardation and developmental disabilities. As of December 31, 1998, PeopleServe provided services to more than 4,200 persons from approximately 600 service sites and with over 7,000 employees. PeopleServe was founded in 1979, and today, through its subsidiaries, provides 24-hour daily care services and various supported living services to people with disabilities in twelve states and the District of Columbia. PeopleServe principally operates Medicaid certified six to eight bed facilities, commonly referred to as intermediate care facilities or group homes, for persons with mental retardation and developmental disabilities. Services provided include: supported living services, supported employment, day programs/workshops, case management, respite services, management contract services, foster care and mental health services. PeopleServe currently derives virtually all of its revenues from state or local agency reimbursement under Title XIX of the Social Security Act.

     From its headquarters in Dublin, Ohio, PeopleServe manages operations in Delaware, Florida, Indiana, Maryland, Missouri, Nevada, New Jersey, New Mexico, North Carolina, Ohio, Texas, Washington, D.C. and West Virginia. PeopleServe has achieved considerable growth through acquisitions and by service expansion in existing locations.

     PeopleServe has sought to participate in the growth and consolidation of the market for service delivery to persons with disabilities. In pursuing this goal, PeopleServe relies on its comprehensive service offerings, proven programs and operating systems, financial strength, economies of scale, geographic diversification and experience working with special needs populations and government agencies.

     PeopleServe is committed to enhancing the quality of life for individuals with disabilities through the operation of efficient and flexible programs. PeopleServe's business strategy is based upon the following key elements:

     - comprehensive service offerings;

     - expansion of its leadership position as a provider of quality disabilities services;

     - a consumer-focused approach involving the implementation and maintenance of high quality, cost-effective alternatives to programs operated directly by government entities and private agencies; and

     - proven management systems and procedures for efficient application of financial and human resources.

     PeopleServe began providing services to persons with disabilities, in 1979, through community-based group homes and, in 1990, through supported living programs to persons who live in their own residences with outside support provided as needed. Some of these individuals require 24-hour staffing while others need only drop-in services, day programs, supported employment or transportation. Community-based settings enable persons with developmental or other disabilities to live and develop in an environment that encourages each person to achieve maximum independence and self-respect. Approximately 98% of PeopleServe's clients with developmental disabilities are being served in community-based settings.

     PeopleServe's programs focus predominantly on individual habilitation plans designed to encourage greater independence and development of daily living skills through individualized support and training. Management believes that the breadth and quality of PeopleServe's services and support and training programs make it attractive to state and local government agencies and not-for-profit providers. Programs are designed to offer specialized support not generally available in larger state institutions and traditional long-term care facilities. In each of PeopleServe's programs, services are administered by PeopleServe employees and contractors, such as qualified mental retardation professionals or service coordinators, nurses, psychologists, therapists, social workers and other direct service staff. These services include social, functional and vocational skills training, supported employment and emotional and psychological counseling or therapy as needed for each individual.

     The following table contains information as of December 31, 1998 regarding PeopleServe's operations:

                                          INITIAL
                               # OF      OPERATION
STATE                         CLIENTS    IN STATE
-----                         -------    ---------
Delaware
                                  10       1998
Florida
                                  26       1997
Indiana
                                 284       1997
Maryland
                                  20       1990
Missouri
                                 243       1997
Nevada
                                 242       1996
New Jersey
                                  86       1993
New Mexico
                                 125       1996
North Carolina
                                 492       1989
Ohio
                                 646       1980
Texas
                               1,553       1996
Washington, D.C.
                                 305       1982
West Virginia
                                 247       1987
                               -----
          Total
                               4,279
                               =====

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     PeopleServe receives revenues primarily from delivering residential and support services to persons with mental retardation and other developmental disabilities. PeopleServe derives its revenues primarily from state government agencies under the Medicaid reimbursement system and from management contracts with private operators. These private operators are generally not-for-profit providers who contract with state government agencies and are also reimbursed under the Medicaid system. Reimbursement methods vary by state and are typically fee-based or cost-based applied on a per person, per diem or per hour basis. Generally, states adjust their rates annually based upon historical costs incurred by PeopleServe and/or other service providers, and/or on inflation. Expenses incurred under government agency contracts and management contracts with providers of record for these agencies, are subject to audit by agencies administering the contracts and services. PeopleServe records any resulting adjustments as contractual adjustments to revenues in the period in which it makes the adjustment.

     PeopleServe's revenues and net income may fluctuate from quarter to quarter, in part because annual Medicaid rate adjustments may be announced by various states inconsistently and are sometimes retroactive to the beginning of the particular state's reporting period. PeopleServe expects that future adjustments in reimbursement rates in most states will consist primarily of cost-of-living adjustments. However, in some cases states have revised their rate-setting methodologies, which has resulted in rate decreases as well as rate increases. Current initiatives at the federal or state level may materially change the Medicaid system as it now exists.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Total revenues for 1998 were $183.6 million, an increase of $21.1 million or 13.0% over 1997. The increase in revenues resulted from program development, reimbursement increases and acquisitions. In 1998, PeopleServe completed five acquisitions which contributed $3.6 million to the year-to-year increase in total revenues. Support services revenue, management contract revenue and other revenue represented 84.5%, 14.9% and 0.6% of total revenues, respectively, in 1998 as compared to 83.7%, 15.5% and 0.8% of total revenues, respectively, in 1997.

     Operating expenses increased $19.7 million to $173.4 million or 94.4% of total revenues in 1998 compared to $153.7 million or 94.6% of total revenues in 1997. Salaries, wages and benefits represented 71.1% of total revenues in 1998 as compared to 71.8% in 1997, and contributed $14.0 million or 71.1% of the year-to-year increase in total operating expenses. General operating expenses represented 20.9% of total revenues in 1998 as compared to 20.7% in 1997 and contributed $4.7 million or 23.8% of the year-to-year increase. The increase in these operating expenses resulted from the acquisitions as well as the increase in staff to support new programs. Depreciation and amortization increased $1.0 million in 1998 to $4.5 million or 2.5% of total revenues as compared to $3.5 million or 2.2% of total revenues in 1997, primarily due to the depreciation of capital additions and the amortization of goodwill arising from acquisitions.

     Interest expense increased $205,000 to $4.3 million in 1998 primarily due to the increase in borrowings under PeopleServe's revolving credit facility incurred to finance acquisitions and working capital. The effective income tax rate in 1998 was 43.8% compared to 45.9% in 1997.

     As a result of the factors noted above, net income in 1998 increased to $3.5 million or 1.9% of total revenues as compared to $2.7 million or 1.6% of total revenues in 1997. This represents a 30.6% year-to-year increase.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Total revenues for 1997 were $162.4 million, an increase of $69.7 million or 75.2% over 1996. The increase in revenues resulted from program development, reimbursement increases and acquisitions, including the October 1996 acquisition of EduCare Community Living Corporation-America which generated $53.7 million of revenue in 1997 and $6.7 million of revenue in 1996. In 1997, PeopleServe completed three acquisitions which contributed $16.0 million to the year-to-year increase in total revenues. Support services revenue, management contract revenue and other revenue represented 83.7%, 15.5% and 0.8% of total revenues, respectively, in 1997 as compared to 73.4%, 25.7% and 0.9% of total revenues, respectively, in 1996.

     Operating expenses increased $65.2 million to $153.7 million or 94.6% of total revenues in 1997 compared to $88.5 million or 95.5% of total revenues in 1996. Salaries, wages and benefits represented 71.8% of total revenues in 1997 as compared to 68.4% in 1996 and contributed $53.2 million or 81.6% of the year-to-year increase in total operating expenses. General operating expenses represented 20.7% of total revenues in 1997 as compared to 24.5% in 1996 and contributed 16.7% of the year-to-year increase. The increase in these operating expenses resulted from the acquisitions as well as the increase in staff to support new programs. Depreciation and amortization increased $1.1 million in 1997 to $3.5 million or 2.2% of total revenues, as compared to $2.4 million or 2.6% of total revenues in 1996 primarily due to the amortization of goodwill arising from acquisitions.

     Interest expense increased $1.5 million to $4.1 million in 1997 primarily due to the increase in borrowings under PeopleServe's revolving credit facility incurred to finance acquisitions and working capital. The effective income tax rate in 1997 was 45.9%. The effective income tax rate in 1996 was not meaningful as PeopleServe converted from an S Corporation to C Corporation tax status in November 1996.

     As a result of the factors mentioned above, net income in 1997 increased to $2.7 million or 1.6% of total revenues as compared to $1.4 million or 1.5% of total revenues in 1996. This represents a 92.5% year-to-year increase.

LIQUIDITY AND CAPITAL RESOURCES

     During the year ended December 31, 1998, cash provided by operating activities was $5.1 million compared to $2.4 million for 1997 and $2.2 million for 1996. The yearly changes were primarily due to increases in net income, depreciation and amortization, accounts payable and accrued expenses offset by increases in accounts receivable. These increases were primarily due to the growth of PeopleServe through acquisitions and program development.

     During the years ended December 31, 1998, 1997 and 1996, cash used in investing activities was $22.6 million, $10.3 million and $26.4 million, respectively, relating primarily to acquisitions and purchases of property and equipment.

     Cash provided by financing activities for 1998, 1997 and 1996 was $15.4 million, $6.1 million and $27.6 million, respectively. This related primarily to borrowings under PeopleServe's credit facilities and, in 1996, proceeds from the sale of preferred stock. As of December 31, 1998, PeopleServe had $11.8 million available under its revolving credit facility and it also had $1.0 million in cash and cash equivalents.

     On October 31, 1996, PeopleServe entered into a credit and security agreement with a bank for an aggregate amount of $34.0 million, consisting of a $10.0 million revolving loan, a $16.0 million term loan and an $8.0 million time loan. The time loan was paid off with the proceeds from the sale of preferred stock in December 1996. In June 1997, the revolving loan was increased to $20.0 million. On October 2, 1998, PeopleServe entered into an amended and restated credit and security agreement which, among other changes, increased the revolving loan to $40.0 million.

     PeopleServe has historically satisfied its working capital requirements, capital expenditures, acquisitions and scheduled debt payments from its operating cash flow, utilization of its credit facility and, in 1996, the sale of preferred stock. PeopleServe believes that cash generated from operations and availability under its credit facility will continue to be sufficient to meet its working capital, planned capital expenditure, business acquisition and scheduled debt repayment requirements over the next twelve months.

YEAR 2000 ISSUE

     Historically, certain information technology (IT) systems of PeopleServe used two digits rather than four digits to define the applicable year, which could result in such systems recognizing a date using "00" as the year 1900 rather than the year 2000. IT systems include computer software and hardware in the mainframe and midrange and desktop environments as well as telecommunications. Additionally, the impact of the problem extends to non-IT systems, such as equipment used in PeopleServe's group homes, which may contain non-compliant computer chips.

     Based on a recent assessment, PeopleServe determined that it will be required to modify, replace or upgrade portions of its software and hardware so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. As part of this assessment, a compliance plan, which includes the formation of a steering committee (including members of senior management) and a timetable for identifying, evaluating and resolving its Year 2000 issues, has been developed. PeopleServe presently believes that with modifications to existing systems, the Year 2000 Issue will not pose significant operational problems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of PeopleServe. PeopleServe will utilize both internal and external resources to reprogram, replace and upgrade systems for Year 2000. PeopleServe anticipates substantial completion of the Year 2000 project by November 1999, which is prior to any anticipated impact on its operating systems. The total cost of the Year 2000 project is estimated at $1 million to $2 million and is expected to be funded through operating cash flows. The range of these cost estimates is a function of ongoing evaluation as to whether certain systems and equipment will be corrected or replaced, which is largely dependent on information to be obtained from suppliers or other external sources. This amount will primarily be expended during 1999. Internal and external costs for system maintenance and modification are expensed as incurred while spending for new hardware, software or equipment will be capitalized and depreciated over the assets' useful lives.

     PeopleServe has initiated formal communications with all of its significant vendors and government agencies in states where PeopleServe does business to determine the extent to which PeopleServe's interface systems and business continuity are vulnerable to third-party Year 2000 issues. However, there can be no guarantee that the systems of these third parties will be timely converted to avoid an adverse effect on PeopleServe. PeopleServe will continue to monitor and update the status of its third-party Year 2000 projects to minimize the risk of business interruptions.

     The costs of the project and the date on which PeopleServe believes it will complete the Year 2000 modifications are based on management's best estimates, which were based on numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved. As such, actual results could differ from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

     PeopleServe anticipates timely completion of its Year 2000 remediation. PeopleServe is continuously reviewing the status of its remediation efforts and, as a necessary part of the compliance plan discussed above, a contingency plan will be created during 1999 to address options for minimizing business disruptions resulting from any failure by PeopleServe or its vendors or government funding sources to be Year 2000 compliant. The plan will address alternative solutions to PeopleServe's Year 2000 issues.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In April 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities. The SOP requires that all costs of start-up activities and organization costs be expensed as incurred. The SOP is effective for PeopleServe's fiscal year ending December 31, 1999. PeopleServe adopted the provisions of the SOP in December of 1998 by writing-off all unamortized start-up and organizational costs. The adoption of this SOP and the write-off of these costs did not have a material effect on the 1998 financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     PeopleServe may be exposed to changes in interest rates as a result of variable rate interest on certain credit facilities. It does not currently utilize any derivative financial instruments related to its interest rate exposure. PeopleServe believes that its exposure to market risk will not result in a material adverse effect on PeopleServe's consolidated financial condition, results of operations or liquidity.

         COMPARISON OF THE RIGHTS OF HOLDERS OF RES-CARE COMMON SHARES
                         AND PEOPLESERVE CAPITAL STOCK

     Upon completion of the merger, the stockholders of PeopleServe, a Delaware corporation, will become shareholders of Res-Care, a Kentucky corporation. The rights of these shareholders will be governed by Kentucky law, including the Kentucky Business Corporation Act, and by the articles of incorporation and bylaws of Res-Care. Delaware law, including the Delaware General Corporation Law, and the certificate of incorporation and bylaws of PeopleServe will no longer apply to the rights of the holders of PeopleServe capital stock.

     It is not practical to compare all of the differences between applicable Kentucky and Delaware laws and between the governing documents of Res-Care and PeopleServe. The following provides a summary of certain differences that may significantly affect the rights of PeopleServe stockholders. PeopleServe stockholders should consult with their own legal counsel with respect to specific differences and changes in their rights as shareholders which will result from the proposed merger.

AUTHORIZED CAPITAL STOCK; BLANK CHECK STOCK PROVISIONS

     Res-Care's articles of incorporation currently authorize 40,000,000 Res-Care common shares, all of the same class. As of December 31, 1998, 18,911,726 shares were outstanding, 6,665,999 shares were reserved for issuance upon conversion of approximately $131 million of outstanding convertible notes and 2,981,127 shares were reserved for issuance upon exercise of outstanding employee stock options. The articles of incorporation also authorize 1,000,000 preferred shares and grant broad authority to the Res-Care board of directors to determine the voting powers, designations, preferences and rights of each series of preferred stock without shareholder approval. No preferred shares have been issued or are outstanding. Subject to the rights of any preferred stock issued, as determined by the Res-Care board of directors or otherwise provided under Kentucky law, each holder of Res-Care common shares is entitled to dividends, if any, as may be declared by Res-Care's board of directors. Each holder of Res-Care common shares has one vote per share on all matters on which holders of Res-Care common shares are entitled to vote. In the event of the liquidation, dissolution or winding up of Res-Care, holders of Res-Care common shares are entitled to receive on a pro rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preference to holders of Res-Care preferred shares, if any.

     The authorized preferred shares of Res-Care are available for issuance from time to time in one or more series at the discretion of the Res-Care board of directors without shareholder approval. The Res-Care board of directors has the authority to prescribe for each series of preferred shares:

     - the number of shares in that series;

     - the voting rights, if any, to which such shares in that series are entitled;

     - the consideration for such shares in that series; and

     - the designations, powers, preferences and voting, relative participation, optional or other rights, and such qualifications, limitations or restrictions of the shares in that series.

Depending upon the rights of these preferred shares, the issuance of preferred shares could have an adverse effect on holders of common shares by delaying or preventing a change in control of Res-Care, making removal of the present management of Res-Care more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of its common shares.

     PeopleServe's certificate of incorporation authorizes 15,000,000 shares of common stock with a par value of $.01 per share, all of the same class, of which 5,615,231 shares were outstanding as of March 31, 1999. The certificate of incorporation also authorizes the board of directors to issue 5,000,000 shares of preferred stock, with a par value of $.01 per share, of which 1,000,000 shares are designated as Series A redeemable preferred stock and 3,684,364 shares are designated as Series B convertible preferred stock. Currently 1,000,000 shares of Series A redeemable preferred stock and 3,684,364 shares of Series B convertible preferred stock are issued and outstanding. The certificate of incorporation also grants broad authority to the PeopleServe board of directors to determine the number of shares, designations, powers, preferences, rights, qualifications, limitations and restrictions of the remaining undesignated preferred stock without vote or action by the stockholders. Subject to certain exceptions, dividends accrue with respect to the Series A redeemable preferred stock at the rate of $0.50 per share per annum and with respect to the Series B convertible preferred stock at the rate of $0.27 per share per annum. Subject to the rights of the holders of PeopleServe preferred stock, each holder of PeopleServe common stock is entitled to dividends, if any, as may be declared by PeopleServe's board of directors. Each holder of PeopleServe common stock has one vote per share on all matters on which holders of PeopleServe common stock are entitled to vote. Each holder of PeopleServe Series B convertible preferred stock shall be entitled to one vote per share, and shall have voting rights and powers equal to the voting rights and powers of the common stock, except as otherwise expressly required by law. The shares of Series A redeemable preferred stock are non-voting unless otherwise required by law.

     There are no preemptive or other subscription rights, conversion rights or redemption or sinking fund provisions relating to shares of PeopleServe common stock. All of the outstanding shares of PeopleServe common stock are fully paid and nonassessable.

     In addition to any other rights provided by Delaware law, so long as any shares of PeopleServe preferred stock are outstanding and there has not been an initial public offering of the PeopleServe common stock, 60% of the outstanding shares of Series B convertible preferred stock must approve certain actions. These actions include:

     - paying or declaring any dividend on PeopleServe's common stock or other equity securities or the redemption, purchase or other acquisition for value (or pay into or set aside for a sinking fund for this purpose) of PeopleServe's common stock or other equity securities other than repurchases from employees out of the proceeds of key-man life insurance policies for the benefit of PeopleServe or redemptions of the Series A redeemable preferred stock or Series B convertible preferred stock;

     - altering or changing the certificate of incorporation or bylaws of PeopleServe;

     - reclassifying any shares of PeopleServe's common stock or other equity securities other than the Series A redeemable preferred stock or Series B convertible preferred stock into shares having any preference or priority as to dividends or assets superior to or on parity with Series A redeemable preferred stock or Series B convertible preferred stock;

     - issuing any equity interests in PeopleServe or any subsidiary of PeopleServe which are on parity with or senior to the Series A redeemable preferred stock or Series B convertible preferred stock as to payment of dividends or in liquidation or any subordinated indebtedness of PeopleServe or any subsidiary of PeopleServe other than as consideration for the acquisition of another business enterprise;

     - authorizing, issuing or granting any options or rights to acquire equity securities of PeopleServe or any subsidiary of PeopleServe or issuing equity securities or rights of PeopleServe or any subsidiary to employees or members of management of PeopleServe, other than up to 1,215,840 shares of PeopleServe common stock (adjusted for any combinations, consolidations, stock splits or stock distributions or dividends with respect to such shares issued or guaranteed or reserved for issuance or grant to members of PeopleServe's management); or

     - authorizing or approving any acquisition of PeopleServe through:

        - the merger of PeopleServe with or into any other corporation or other entity in which PeopleServe is not the continuing surviving entity of the transaction;

        - a transaction in which PeopleServe is the surviving entity but the shares of PeopleServe capital stock outstanding immediately prior to the transaction are exchanged or converted into other property, whether in the form of securities, cash or otherwise; or

        - a sale of substantially all of the assets of PeopleServe, unless the holders of the Series B convertible preferred stock receive cash or readily marketable securities equal to specified multiples of the liquidation preference of the Series B convertible preferred stock.

     PeopleServe's certificate of incorporation provides that the holders of the Series A redeemable preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of PeopleServe to the holders of PeopleServe common stock, $5.00 per share plus the accrued but unpaid dividends whether or not earned or declared on such shares. The holders of the Series B convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of PeopleServe to the holders of the PeopleServe common stock, $2.714 per share plus the accrued but unpaid dividends. If the assets and funds distributed among holders of the Series A redeemable preferred stock and the Series B convertible preferred stock are insufficient to permit the full payment of those preferential amounts, then the entire assets and funds of PeopleServe available for distribution will be distributed ratably among the holders of the Series A redeemable preferred stock and Series B convertible preferred stock in proportion to their relative liquidation rights. After completion of distributions in preference to the holders of PeopleServe preferred stock, the remaining assets and funds of PeopleServe legally available for distribution will be distributed among the holders of its common stock in proportion to the number of shares held by them.

     PeopleServe's certificate of incorporation provides that the following transactions will be treated as a liquidation, dissolution or winding up of PeopleServe and will entitle the holders of the Series A redeemable preferred stock and Series B convertible preferred stock to receive cash in an amount equal to the liquidation preference, plus all accrued and unpaid dividends:

     - any acquisition of PeopleServe by means of a merger of PeopleServe with or into any other corporation or other entity in which PeopleServe is not the continuing or surviving entity;

     - a transaction in which PeopleServe is the surviving entity but the shares of PeopleServe's capital stock outstanding immediately prior to the transaction are exchanged or converted into other property, whether in the form of securities, cash or otherwise; or

     - a sale of substantially all of the assets of PeopleServe.

     In addition, the PeopleServe certificate of incorporation provides that if the consideration paid in a transaction involves securities or other property, the holders of the Series B convertible preferred stock have the option of:

     - treating the transaction as if it were a liquidation, dissolution or winding up and receiving the cash consideration equal to their liquidation preference; or

     - converting their shares of Series B convertible preferred stock into PeopleServe common stock and receiving all accrued and unpaid dividends on their shares of Series B convertible preferred stock plus the consideration distributable to holders of PeopleServe common stock.

     PeopleServe's certificate of incorporation provides that the holders of the Series B convertible preferred stock have the right at the option of the holder, at any time after the issuance of these shares to convert these shares into an equivalent number of shares of PeopleServe common stock. In addition, each share of Series B convertible preferred stock will be automatically converted into PeopleServe common stock upon the earlier to occur of:

     - the date specified by vote or written consent or agreement of holders of at least 60% of the then outstanding shares of Series B convertible preferred stock, voting as a class; or

     - at the option of PeopleServe, concurrently with the closing of an initial public offering under an effective registration statement under the Securities Act providing for a minimum amount of gross proceeds to PeopleServe and at a minimum sale price per share.

     The merger agreement requires as a condition to the merger that the holders of PeopleServe common stock, Series A redeemable preferred stock and Series B convertible preferred stock approve the amendment to the PeopleServe certificate of incorporation to provide that those holders of Series A redeemable preferred stock and Series B convertible preferred stock shall receive Res-Care common shares in the merger in consideration for their preferred stock plus all accrued and unpaid dividends as specified in the merger agreement.

SIZE OF THE BOARD OF DIRECTORS

     Kentucky law requires the board of directors to consist of one or more individuals, with the number specified in or fixed by the articles of incorporation or bylaws. The board may increase or decrease by up to 30% the number of directors approved by the shareholders. Shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. The articles of incorporation or bylaws may establish a range for the size of the board of directors by fixing a minimum and maximum number of directors. If a range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or the board of directors. Only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. Res-Care's articles of

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

incorporation authorize the number of directors to be specified in accordance with the bylaws. For more information on the structure of Res-Care's board of directors, see "-- Classified Board of Directors" below. The Res-Care board of directors currently consists of seven directors. If the merger transaction is completed, Res-Care will cause its board, consistent with their fiduciary duties and under Kentucky law, to appoint Vincent D. Pettinelli, the chairman of PeopleServe and its majority stockholder, as an additional Res-Care director.

     Delaware law provides that the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. PeopleServe's certificate of incorporation provides that the board of directors shall consist of eight directors. Currently, there are seven directors and one vacancy on the PeopleServe board. The holders of Series B convertible preferred stock, as a class, are entitled to elect two members of the board of directors. The holders of the PeopleServe common stock and Series B convertible preferred stock voting together as one class are entitled to elect the remaining members of the board of directors. In the event of the breach by PeopleServe of its obligations with respect to the Series B convertible preferred stock or the Series A redeemable preferred stock, the holders of the Series B convertible preferred stock have the right to elect a majority of the PeopleServe board of directors.

CLASSIFIED BOARD OF DIRECTORS

     On a classified board of directors some, but not all, of the directors are elected on a rotating basis each year. A Kentucky corporation may classify its board into two or three groups. Changing the board of directors, and control of a corporation, is more difficult and time consuming with a classified board. The Res-Care board of directors is not classified. The Res-Care articles of incorporation provide that if the number of directors equals or exceeds nine the board will be classified into three classes, as nearly equal in number, with the number of directors in any one class not exceeding the number of directors in any other class by more than one. The initial allocation of directors among classes is to be established by a resolution adopted by a majority of the Res-Care board of directors. The Res-Care articles of incorporation provide that if the board is not classified, each director is elected for a term ending on the date of the first annual meeting following the annual meeting at which the director was elected. If the board of directors has been classified, each director assigned to the first class shall serve for a term ending on the date of the first annual meeting following the annual meeting at which such director was elected; each director assigned to the second class shall serve for a term ending on the date of the second annual meeting following the annual meeting at which such director was elected; and each director assigned to the third class shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. At each annual meeting held after the initial election of directors according to classes, the directors chosen to succeed those whose terms have expired shall be elected to serve for a term ending on the date of the third annual meeting following the annual meeting at which they were elected.

     A Delaware corporation may stagger the terms of directors by dividing the total number of directors into one, two or three classes. PeopleServe's board of directors is not divided into classes.

CUMULATIVE VOTING

     Cumulative voting permits a shareholder to cumulate the total shareholder votes for a single candidate in an election of directors. Cumulative voting increases the chances that a minority shareholder could elect a member to the board of directors. Under Kentucky law, Res-Care shareholders are entitled to cumulate their votes. Under Delaware law, shareholders do not have the right to cumulate their votes for directors unless provided for by the certificate of incorporation. PeopleServe's certificate of incorporation does not provide for cumulative voting.

REMOVAL OF BOARD OF DIRECTORS; FILLING VACANCIES

     Under Res-Care's articles of incorporation, any director or directors or the entire board may be removed from office at any time, but only for cause and by the affirmative vote of the holders of a majority of all shares outstanding and then entitled to vote generally in the election of directors, voting together as a single class. If less than the entire board is to be removed, no one director may be removed if the votes cast against the director's removal would be sufficient to elect the director. Vacancies are filled by a majority of the remaining directors then in office.

     PeopleServe's bylaws provide that any director may be removed, with or without cause, at any time by the affirmative vote of a majority of the outstanding shares then held of record by the shareholders entitled to vote. Any vacancy in the board caused by any removal may be filled by the stockholders.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

     Kentucky law allows a corporation to amend its articles of incorporation at any time. Res-Care's articles of incorporation require the approval of at least 80% of all shares of Res-Care outstanding and entitled to vote to amend or repeal the Res-Care articles of incorporation regarding the board of directors. Amendments to the other provisions of the Res-Care articles of incorporation require only a majority vote of the outstanding shares.

     The Res-Care board has the power and authority to alter, amend or repeal its bylaws and to make new bylaws by the vote of a majority of the entire board, subject to the power of the shareholders to change or repeal the action.

     Delaware law authorizes amendments to the certificate of incorporation by the stockholders and amendment to the by-laws by the stockholders or board of directors. PeopleServe's certificate of incorporation provides that so long as any shares of preferred stock are outstanding, holders of common stock may not alter or change the certificate of incorporation and the board of directors or holders of common stock may not alter or change the bylaws without first obtaining the approval of the holders of at least 60% of the outstanding shares of Series B convertible preferred stock.

POWER TO CALL SPECIAL MEETINGS OF SHAREHOLDERS

     Res-Care's bylaws provide that a special meeting of the shareholders may be called by the chairman of the board or the president if he is the chief executive officer. The chairman must call a meeting at the written request of a majority of the members of the board or upon the written demand of the holders of at least 33% of all the outstanding shares entitled to vote at the meeting.

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

     PeopleServe's bylaws allow a special meeting of stockholders to be called:

     - by the President;

     - by any other officer authorized by the bylaws or otherwise by the board to call such meetings;

     - by a majority of the members of the board; or

     - by the request of holders of 25% or more of the shares then outstanding and entitled to vote.

ADVANCE NOTICE OF MAKING NOMINATIONS AT MEETINGS OR FOR RAISING BUSINESS

     Res-Care's bylaws provide for notice to shareholders no less than ten days nor more than sixty days before the date of any shareholders meeting. The notice must specify the date, time and place of each annual or special shareholders meeting to be held. In the case of a special meeting, the notice must state the purpose of the meeting. Notice shall be given in written form, delivered personally or by telegraph, teletype, any other form of wire or wireless written communication or by mail or private carrier, by or at the direction of the chairman or the secretary.

     At any annual meeting of Res-Care shareholders, only business that has been properly brought before the meeting may be conducted at the meeting. To be properly brought before an annual meeting, business must be:

     - specified in the notice of meeting given by or at the direction of the board;

     - otherwise properly brought before the meeting by or at the direction of the board; or

     - otherwise properly brought before the meeting by a shareholder.

     For business to be properly brought before an annual meeting by a shareholder, the shareholder must give timely notice in writing to the secretary. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal office, not less than sixty nor more than ninety days prior to the meeting; provided, however, if less than seventy days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, the notice must be received ten days from when the notice was mailed or publicly disclosed. A shareholder's notice to the secretary must state the following for each matter to be brought before the annual meeting:

     - a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

     - the name and address, as they appear on Res-Care's share transfer books, of the shareholder proposing such business;

     - the class and number of shares of Res-Care which are beneficially owned by the shareholder; and

     - any material interest of the shareholder in such business.

     Only persons who are nominated according to the procedures described below are eligible for election as directors. Nominations for election to the board of directors of Res-Care may be made at a meeting of shareholders by or at the direction of the board or by any shareholder of Res-Care entitled to vote for the election of directors at the meeting who complies with the notice procedures. Nominations, other than those made by or at the

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

direction of the board, shall be made by timely notice in writing to the secretary of Res-Care and comply with the above notice provisions. The shareholder's notice must state the following:

     - for each director whom the shareholder proposes to nominate for election or re-election as a director, (i) their name, age, business address and residence address, (ii) their principal occupation or employment, (iii) the class and number of shares of the corporation which they beneficially own and (iv) any other information required to be disclosed in solicitations of proxies for election of directors; and

     - for the shareholder giving the notice, (i) their name and address, as they appear on Res-Care's share transfer books, and (ii) the class and number of shares of Res-Care which they beneficially own.

     At the request of the board, any person nominated by the board for election as a director shall furnish to the secretary of Res-Care that information required in a shareholder's notice of nomination.

     PeopleServe's bylaws require that written notice of the time and place of any meeting of stockholders must be given to each stockholder of record entitled to vote at the meeting by the president or the secretary or, if they fail to do so, by the person or persons entitled to call the meeting. Generally, notice of any meeting of stockholders must be given not more than sixty days nor less than ten days before the meeting, by serving the notice personally upon each stockholder or by mailing the same to the address of each stockholder as last shown upon the records of PeopleServe. The PeopleServe bylaws also require every notice of a special meeting of stockholders to state briefly the purpose specified by the person or persons calling such meeting. Any business other than that stated in the notice may only be considered at the meeting with the unanimous written consent of the holders of all the shares entitled to vote at the meeting.

SHAREHOLDER ACTION WITHOUT A MEETING

     Because the Res-Care articles of incorporation do not provide otherwise, Kentucky law permits action by Res-Care shareholders without a meeting only by unanimous written consent. Delaware law allows actions to be taken by written consent if the consent is signed by the holders of outstanding stock having at least the minimum number of votes necessary to authorize or take action at a meeting.

SHAREHOLDER APPROVAL OF CERTAIN BUSINESS COMBINATIONS

     Kentucky law provides for certain additional voting rights of shareholders in certain business combinations involving a Kentucky corporation with an interested shareholder for five years following the time the shareholder became an interested shareholder. An interested shareholder for this purpose is a shareholder owning directly or indirectly ten percent or more of the outstanding voting stock of the corporation or any affiliate or associate of the interested shareholder. The business combinations described in the statute include:

     - any merger or share exchange involving the corporation;

     - any sale, lease, transfer, or other disposition, other than in the ordinary course of business, in one transaction or a series of transactions in any twelve-month period of the assets of the corporation, with an aggregate book value as of the end of the corporation's most recently ended fiscal quarter of five percent or more of the total market value of the outstanding stock of the corporation or of its net worth as of the end of its most recently ended fiscal quarter; or

     - the issuance or transfer by the corporation, in one transaction or a series of transactions in any twelve-month period of any equity securities of the corporation having an aggregate market value of five percent or more of the total market value of the corporation's shares.

     A business combination meeting these tests must also be approved by:

     - a majority of the independent members of the board of directors who are also continuing directors;

     - 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together as a single voting group; or

     - two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock beneficially owned by the interested shareholder who is, or whose affiliate is, a party to the business combination, voting together as a single voting group.

     Failure of a business combination to comply with these voting requirements renders the business combination void.

     Delaware law requires that a corporation must not engage in any business combination with any interested stockholder for three years following the time that the stockholder became an interested stockholder, unless:

     - before the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested stockholder;

     - upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - at or after the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     Kentucky law permits a corporation to indemnify its directors, officers, employees or agents. Under a statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, because the person was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine and reasonable expenses incurred in the proceeding, only if the director, officer, agent or employee:

     - conducted himself in good faith;

     - reasonably believed that any action taken in his official capacity with the corporation was in the best interest of the corporation or that in all other cases his conduct at least was not opposed to the corporation's best interest; and

     - in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

     The corporation's board of directors, a committee of directors, special legal counsel or the shareholders may determine whether the director has met the standard of conduct for indemnification.

     A corporation may not indemnify a director under the statutory scheme in a proceeding by or in the right of the corporation where the director was held liable to the corporation or in a proceeding where a director was held liable by having received an improper personal benefit.

     Kentucky law also permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses in any proceeding arising out of their status or their activities in these capacities. Liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation may not be indemnified. Res-Care's articles of incorporation and bylaws provide for indemnification to the fullest extent permitted under Kentucky law; provided, however, that Res-Care will indemnify any person seeking indemnification in a proceeding initiated by the person only if the proceeding was authorized by the board of directors.

     In addition, Kentucky law requires a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification. Res-Care's articles of incorporation are inconsistent with these statutory provisions.

     Finally, Kentucky law provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by these persons, whether or not the corporation is otherwise authorized under Kentucky law to indemnify such party. Res-Care currently maintains directors' and officers' insurance policies covering its directors and officers.

     As permitted by Kentucky law, Res-Care's articles of incorporation limit the personal liability of directors for monetary damages for breaches of duty as a director, provided that, under Kentucky law, such limitation will not apply to:

     - acts or omissions relating to a transaction in which the director has a personal financial interest which is in conflict with the financial interests of Res-Care or its shareholders;

     - acts or omissions not in good faith or involving intentional misconduct or conduct known to the director to be a violation of the law;

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

     - any unlawful distribution; or

     - an act or omission relating to a transaction from which the director derives an improper personal benefit.

     Delaware law provides, in certain situations, for mandatory and permissive indemnification of directors and officers. Statutory indemnification does not exclude any other rights to which a director or officer seeking indemnification may be entitled. No indemnification shall be made for any claim, issue or matter which the person was held liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Court of Chancery or another court deems proper. PeopleServe's certificate of incorporation and bylaws contain provisions obligating PeopleServe to indemnify its directors and officers to the fullest extent permitted by Delaware law.

     In addition, Delaware law provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation, or who, while in that capacity, is or was serving at the request of the corporation as a director, officer, employee or agent of the corporation against liability asserted against or incurred by the individual in that capacity or arising from the individual's status whether or not the corporation would have the power to indemnify the individual against the same liability under Delaware law. PeopleServe currently maintains directors' and officers' insurance policies covering its directors and officers.

     PeopleServe's certificate of incorporation provides that PeopleServe will indemnify against liability, and advance expenses to, any present or former director or officer of PeopleServe to the fullest extent allowed by Delaware law. Additionally, the certificate of incorporation provides that no director will be personally liable to PeopleServe or any of its stockholders for monetary damages for breach of any fiduciary duty except for liability arising from:

     - any breach of a director's duty of loyalty to PeopleServe or its stockholders;

     - acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

     - any unlawful distributions; or

     - receipt of any improper personal benefit.

     PeopleServe has entered into indemnification agreements with each of its directors and executive officers.

DIVIDENDS AND REPURCHASE OF SHARES

     Under Kentucky law, a corporation may not make any distribution, including dividends, redemptions or repurchases of its shares, if it would result in either:

     - the corporation being unable to pay its debts when they become due; or

     - the corporation's assets being less than the sum of its liabilities plus any preferential liquidation rights of shareholders.

     A director of a Kentucky corporation may be personally liable to the corporation for the amount the distribution exceeds permissible amounts if it is established that he did not

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

perform his duties as a director in good faith, with reasonable care in a manner which he believes to be in the best interests of the corporation. A director held liable for unlawful distributions is entitled to contribution from other directors voting in favor of the distribution and reimbursement from each shareholder of the amount the shareholder accepted with knowledge the unlawful distribution.

     Delaware law provides that a corporation generally may make dividends or other distributions to its shareholders either:

     - out of surplus; or

     - if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or preceding fiscal year.

     If the capital of the corporation is diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the corporation may not declare or pay dividends until the deficiency has been repaired. A director of a Delaware corporation may be personally liable to the corporation by the amount the distribution exceeds permissible amounts if it is established that he did not perform his duties as a director in good faith, with reasonable care in a manner which he believes to be in the best interests of the corporation. A director held liable for unlawful distributions is entitled to contribution from other directors voting in favor of the distribution and reimbursement from each stockholder of the amount which the stockholder accepted with knowledge of the unlawful distribution.

DISSENTERS' APPRAISAL RIGHTS

     Under Kentucky law, a shareholder of a corporation participating in certain major corporate transactions may be entitled to appraisal rights. Under these appraisal rights, a stockholder may receive cash equal to the fair market value of their shares instead of the consideration he would otherwise receive in the transaction. In Kentucky, appraisal rights are also available for certain amendments to a corporation's articles of incorporation that would adversely affect appraisal rights.

     Delaware law generally provides appraisal rights for mergers and share exchanges that require shareholder approval, sales of substantially all the assets (other than sales that are in the usual and regular course of business and certain liquidations and court-ordered sales) and, if provided in its certificate of incorporation, amendments to the certificate of incorporation that materially and adversely affect rights of a dissenter's shares. Under Delaware law, the holders of PeopleServe common stock, Series B convertible preferred stock and Series A redeemable preferred stock are entitled to exercise appraisal rights in connection with the merger.

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

                     PROPOSAL TWO -- ELECTION OF DIRECTORS

NOMINEES

     At the meeting, shareholders will elect seven people to the board of directors to serve until the next annual meeting and until their respective successors are elected and qualified. In October 1998, the board of directors elected Olivia F. Kirtley to be a member of the Board which increased the number of directors from six to seven. The proxies, unless you instruct them otherwise, intend to vote the shares covered by valid proxies evenly FOR the election of the seven people named in the following table to the board of directors. If any of these people becomes unable or unwilling to serve between now and the meeting, your proxies will be voted FOR the election of a replacement chosen by the board of directors or withhold their vote for any additional nominees named by shareholders. The board of directors are not aware of any circumstances which would make any of the following people unavailable to continue to serve as a director, if elected.

                                DIRECTOR OR
NAME                    AGE    OFFICER SINCE            PRINCIPAL OCCUPATION
----                    ---    -------------            --------------------
James R. Fornear......  68         1974         Retired, Director of Res-Care
Ronald G. Geary.......  51         1990         Chairman of the Board, President and
                                                  Chief Executive Officer of
                                                  Res-Care
E. Halsey Sandford....  66         1984         Senior Executive of Res-Care
Spiro B. Mitsos.......  66         1974         Practicing Psychologist
Seymour L. Bryson.....  61         1989         Executive Assistant to President,
                                                  Southern Illinois University at
                                                  Carbondale
W. Bruce Lunsford.....  51         1992         Chairman of the Board of Ventas,
                                                Inc.
Olivia F. Kirtley.....  48         1998         Vice President of Finance, Chief
                                                  Financial Officer, Vermont
                                                  American Corporation

     The business experience during the past five years of each of the nominees is described below:

     JAMES R. FORNEAR, the founder of Res-Care, served as Chairman of the Board of Res-Care from 1984 until 1998. Mr. Fornear was the President of Res-Care from 1974 to 1990 and Chief Executive Officer of Res-Care from 1989 to 1993.

     RONALD G. GEARY, an attorney and certified public accountant, has served as a director and President of Res-Care since 1990 and as Chief Executive Officer since 1993. He was elected Chairman of the Board in June 1998 when Mr. Fornear retired. Before he was named Chief Executive Officer, Mr. Geary was Chief Operating Officer of Res-Care from 1990 to 1993. Mr. Geary is a director of Ventas, Inc., a real estate investment trust.

     E. HALSEY SANDFORD has been a director of Res-Care since 1984 and has been Senior Executive since 1997. From 1992 to 1997, Mr. Sandford served as Executive Vice President responsible for development for Res-Care's Division for Persons with Disabilities.

     SPIRO B. MITSOS, PH.D., a psychologist, has been a director of Res-Care since 1974. He has been Secretary of Res-Care since 1984 and he served as Treasurer of Res-Care from 1984 until 1998. Dr. Mitsos has been employed by Res-Care to provide psychological consultation services to facilities operated by Res-Care since 1984. Dr. Mitsos has served as an adjunct faculty member at Southern Illinois University, the University of Kentucky and the University of Evansville.

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

     SEYMOUR L. BRYSON, PH.D., has served as a director of Res-Care since 1989. Since 1984, Dr. Bryson has held several positions with Southern Illinois University at Carbondale, including professor in the University's Rehabilitation Institute, Dean of the College of Human Resources, Special Assistant to the Chancellor, Executive Assistant to the President and Executive Assistant to the Chancellor.

     W. BRUCE LUNSFORD, an attorney and certified public accountant, has been a director of Res-Care since 1992. He served as Chairman of the Board, President and Chief Executive Officer of Vencor, Inc., the nation's leading provider of long-term hospital care to chronically ill patients, from 1985 until January 1999 and is Chairman of the Board of Ventas, Inc., a real estate investment trust. Mr. Lunsford is a director of National City Corporation, a bank holding company, and Churchill Downs, Incorporated.

     OLIVIA F. KIRTLEY, a certified public accountant, was appointed a director of Res-Care in October 1998. Ms. Kirtley has served as Vice President of Finance and Chief Financial Officer of Vermont American Corporation, a manufacturer and marketer of power tool accessories since 1991. Ms. Kirtley also currently serves as Chair of the American Institute of Certified Public Accountants.

     Directors of Res-Care are elected annually to serve until the next meeting of shareholders and until their successors have been duly elected and qualified.

     During 1998, there were seven meetings of the board of directors. Each director attended at least 75% of all meetings of the board of directors and of the committees on which he or she served during the year.

EXECUTIVE OFFICERS OF RES-CARE

     In addition to Messrs. Geary and Sandford, Jeffrey M. Cross, Paul G. Dunn and Ralph G. Gronefeld, Jr. are executive officers of Res-Care.

     Mr. Cross, age 45, has served as Executive Vice President of Operations, Division for Persons with Disabilities since 1994. He has been employed with Res-Care since 1984 except for a period between 1987 and 1989. He has served in various administrative positions in Res-Care's Division for Persons with Disabilities. In 1991, he was named Vice President for Operations in Kentucky and Indiana.

     Paul G. Dunn, age 33, has served as Executive Vice President, Development, since 1997 and currently has responsibility for overseeing all Res-Care's development activities. From 1992 to 1997, Mr. Dunn was employed by Laidlaw, Inc., most recently as Corporate Director, Financial Operations for the Laidlaw Medical Transportation, Inc. subsidiary.

     Mr. Gronefeld, age 40, was named Executive Vice President of Finance and Administration in May 1998 after serving as Executive Vice President of Operations for the Division for Youth Services since January 1998 and Vice President responsible for Res-Care's Alternative Youth Services subsidiary since January 1997. Mr. Gronefeld joined Res-Care in June 1995 as Director of Internal Audit and from July 1995 through March 1996, he served as interim senior administrator for Res-Care's west region in its Division for Persons with Disabilities. In December 1995, was elected to the board of directors of Res-Care's Youthtrack subsidiary. From November 1990 until June 1995, Mr. Gronefeld served as President of Total Color Corporation, a graphic arts firm in Louisville, Kentucky.

COMMITTEES OF THE BOARD OF DIRECTORS

     Res-Care's board of directors has an Executive Committee, an Audit Committee, and an Executive Compensation Committee. The board of directors appoints the members of

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

each committee for a term beginning after the first regular meeting of the Board and until their respective successors are elected and qualified.

     EXECUTIVE COMMITTEE. The Executive Committee is appointed by the directors and currently consists of the Chairman of the Board and the Senior Executive. The Executive Committee's primary responsibility is to act as an interim board on business matters normally brought before the directors. The Executive Committee is responsible for developing and monitoring Res-Care's long-range plans, determining the types and frequency of reports required by the Board, reviewing all expansion plans for recommendation to the Board, assisting in monitoring relationships with financial institutions and reviewing performance evaluations, salary increases and bonuses for key staff members. Messrs. Geary and Sandford serve as members of the Executive Committee. Mr. Fornear served until June 1998 when he retired from the committee. During 1998, there were five meetings of the Executive Committee and all committee members participated in all meetings.

     AUDIT COMMITTEE. The Audit Committee recommends to the Board the auditing firm to be selected each year as independent auditors of Res-Care's financial statements and to perform services related to the audit. The Audit Committee is also responsible for:

     - reviewing the scope and results of the audit with the independent auditors,

     - reviewing Res-Care's financial condition and results of operations with management and the independent auditors,

     - considering the adequacy of Res-Care's internal accounting and control procedures, and

     - reviewing any non-audit services and special engagements to be performed by the independent auditors and considering the effect of such performance on the auditors' independence.

The Audit Committee also reviews, at least once each year, the terms of all material transactions and arrangements between Res-Care and its affiliates. Messrs. Sandford, Bryson and Lunsford serve as members of the Audit Committee. The Committee met twice during 1998 and all committee members participated in those meetings.

     EXECUTIVE COMPENSATION COMMITTEE. The Executive Compensation Committee determines the cash and other incentive compensation, if any, to be paid to Res-Care's executive officers. Messrs. Bryson and Lunsford serve as members of the Executive Compensation Committee and are "non-employee directors" (within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934). The Committee met twice during 1998 and both committee members participated in those meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In October 1998, Res-Care acquired the stock of Tangram Rehabilitation Network, Inc. As part of that transaction, immediately before the closing, Tangram sold ten real estate properties to Ventas, Inc., a real estate investment trust. Tangram then leased the properties back from Ventas. The lease is for a term of twelve years with options to renew for four five-year terms. The annual rent is 10.25 percent of the sales price annually adjusted based on the Consumer Price Index subject to some limitations specified in the agreement. For 1999, the annual rent will be approximately $731,000.

     Mr. Lunsford, a director of Res-Care, is Chairman of the Board of Ventas. Mr. Lunsford owns less than 5 percent of its common stock and less than 1 percent of Res-Care common shares. Mr. Lunsford serves on the Executive Compensation

Committee of the Res-Care board of directors. Ronald G. Geary, a director and Chairman of the Board, President and Chief Executive Officer of Res-Care, is a director of Ventas. Mr. Geary is the beneficial owner of approximately 8 percent of Res-Care common shares and less than 1 percent of Ventas common stock. Mr. Geary serves on the Executive Compensation Committee of Ventas. Messrs. Lunsford and Geary did not participate when the Boards of Ventas and Res-Care discussed and voted on the transaction.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires Res-Care's directors and executive officers and people who own more than 10% of Res-Care's common stock to file initial stock ownership reports and reports of changes in ownership with the Securities and Exchange Commission. Based on a review of these reports, due in each case to oversight, Reports on Form 4 were filed one, two and three months late for Seymour Bryson, Margaret H. Fornear and Spiro B. Mitsos respectively, and the Report on Form 3 for Olivia F. Kirtley was filed six days late. A Form 4 for each of Jeffrey M. Cross, Ralph G. Gronefeld and Paul G. Dunn was filed twelve days late because of a mailing error.

REPORT ON EXECUTIVE COMPENSATION

Compensation Philosophy and Policies for Executive Officers

     The Executive Compensation Committee believes the most effective executive compensation program is in the best interest of both stockholders and executives. Res-Care's primary objective is to provide quality services to people with special needs while enhancing long-term stockholder value. The Executive Compensation Committee is committed to a strong, positive link between Res-Care's strategic business goals and its compensation and benefit goals.

     Res-Care's executive compensation program has been designed to support the objective of creating stockholder value by:

     - directly aligning the interests of executives with the long-term interests of shareholders by making stock appreciation over the long run a cornerstone of executive compensation through award opportunities that can result in the ownership of substantial amounts of the common stock;

     - providing compensation opportunities that create an environment that attracts and retains talented employees on a long-term basis; and

     - providing rewards that are closely linked to individual, divisional and company-wide performance in achieving quality of service and financial goals.

     The Executive Compensation Committee determined that employment contracts with executive officers as well as other key employees serve to attract and retain the high quality employees that Res-Care needs. The employment contracts for the executive officers are described in this Proxy Statement.

     Res-Care's executive compensation program has three components: base salary, annual cash incentive (bonus) and long-term incentive opportunity in the form of incentive and non-qualified stock options. The annual incentive bonus and the long-term stock-based incentive are related to the performance of the individual, the division and Res-Care in achieving quality of service and financial goals.

Base Salaries

     Individually negotiated employment contracts determine the base salaries of the named executive officers. The base salaries which are generally subject to annual cost-of-living increases are designed to be market competitive with other similar companies.

Annual Incentives

     Under Res-Care's annual bonus plan, Res-Care makes awards that are based on achieving individual, division and company-wide quality of service and financial performance goals.

Stock Options

     Res-Care's incentive stock option plan ties the interests of the executives to the interests of the shareholders and to Res-Care's long-term performance. Grants of options are related to an employee's position, responsibility and performance.

Executive Compensation

     Mr. Sandford's individually negotiated employment agreement establishes his compensation for 1998. It provides for a continued reduced time commitment of 32 hours a week and continues his salary of $100,000 to reflect the reduced time commitment. We believe Mr. Sandford's compensation continues to reflect his performance with Res-Care.

     Mr. Geary's individually negotiated employment agreement establishes his compensation for 1998. In 1995, we had reviewed salary studies which indicated that Res-Care should increase Mr. Geary's compensation and that he should be granted options, based on comparisons with similar companies. Mr. Geary's bonuses are based on performance criteria of Res-Care that Mr. Geary and the members of the committee determine before January 1 for the upcoming year. For 1998, Res-Care awarded Mr. Geary stock options for 28,100 shares in place of a cash bonus of 50 percent of his base salary based on achieving his performance goals.

     Since Mr. Fornear has retired as Chairman of the Board and from the Executive Committee, Res-Care no longer pays him a salary. We believe his compensation in 1998 before his retirement adequately reflects his contributions to Res-Care. We had also concluded that it was not necessary to provide performance-based incentive compensation to Mr. Fornear since his substantial ownership of common stock already closely aligns his interests with those of Res-Care's shareholders.

     In light of their considerable contributions and value to the operations of Res-Care and as an inducement to them to remain employed by Res-Care, Res-Care entered into employment agreements with Messrs. Cross, Dunn and Gronefeld in 1997. The terms of these contracts are described in this Proxy Statement.

     Because we do not contemplate that Res-Care will pay its executive officers any compensation that will be subject to the $1 million limitation on deductions imposed by Section 162(m) of the Internal Revenue Code, we have not adopted any policies with respect to limiting executive compensation to amounts that are deductible.

                                          Executive Compensation Committee

                                          Seymour L. Bryson
                                          W. Bruce Lunsford

EXECUTIVE COMPENSATION

Summary Compensation Table

     The following table provides information concerning compensation awarded to, earned by or paid to the executive officers of Res-Care during the year ended December 31, 1998.

                                                              LONG-TERM
                                                             COMPENSATION
                                 ANNUAL COMPENSATION            AWARDS
                             ----------------------------    ------------
                                                              SECURITIES
                                                              UNDERLYING
NAME AND PRINCIPAL POSITION                                  OPTIONS/SAR        ALL OTHER
  AS OF DECEMBER 31, 1998    YEAR     SALARY     BONUS(1)    (SHARES)(2)     COMPENSATION(3)
---------------------------  ----    --------    --------    ------------    ---------------
Ronald G. Geary............  1998    $311,279    $      0      253,100           $36,669
  Chairman of the Board,     1997     309,752     145,105       90,000            18,585
  President and Chief        1996     308,951           0      127,777            16,965
  Executive Officer
E. Halsey Sandford.........  1998     100,000           0            0            10,173
  Senior Executive           1997     100,000           0            0             6,000
                             1996     108,553           0        2,025             9,772
Jeffrey M. Cross...........  1998     152,267           0       93,700            18,463
  Executive Vice President   1997     149,034      30,469       38,750             8,941
  Operations Division for    1996     114,891           0       13,750            10,204
  Persons with Disabilities
Paul G. Dunn...............  1998     150,000           0       93,700            17,810
  Executive Vice President,  1997      96,346      25,001       37,500            43,268
  Development
Ralph G. Gronefeld, Jr.....  1998     135,736           0      127,500             9,538
  Executive Vice President   1997      84,661      10,296       13,500                 0
  Finance & Administration/  1996      65,842           0        6,750                 0
  Chief Financial Officer
Pamela M. Spaniac(4).......  1998      98,357      20,729            0            33,125
  Former Executive Vice
  President Finance &
  Administration

-------------------------

(1) Bonuses paid to the executive officers are based on their employment agreements. For 1996, there were no bonuses and additional options were granted under Res-Care's 1991 Incentive Stock Option Plan. In September 1998, additional options were granted under Res-Care's 1998 Omnibus Stock Option Plan instead of bonuses that would have been awarded in February 1999 for the year 1998.

(2) Options reflect the 3-for-2 stock splits that were effective in June 1996 and 1998.

(3) All Other Compensation represents Res-Care contributions to the Retirement Savings Plan and to the 401(k) Restoration Plan which is described later. Mr. Dunn's other compensation for 1997 includes reimbursement for moving expenses and for 1998 includes forgiveness of the balance of $6,274 due on a loan Res-Care made to him when he moved. Mr. Dunn was not eligible to participate in the Retirement Savings Plan in 1997. Ms. Spaniac's other compensation for 1998 includes reimbursement for moving expenses.

(4) Ms. Spaniac resigned from Res-Care effective October 1, 1998. Ms. Spaniac received payments based on her separation agreement with Res-Care.

     Res-Care has established the 401(k) Restoration Plan to permit certain members of management to defer compensation pre-tax and to permit Res-Care to contribute on behalf of such employees without the restrictions imposed by the Internal Revenue Code on the tax-qualified Retirement Savings Plan. Res-Care's matching contribution on behalf of each participant matches the employee's contribution dollar for dollar up to 6 percent of the employee's salary which is the same as the contribution Res-Care makes for employees who participate in Res-Care's Retirement Savings Plan.

Option Grants for 1998

                                                                                       POTENTIAL REALIZED
                                INDIVIDUAL GRANTS(5)                                        VALUE AT
                             ---------------------------                                 ASSUMED ANNUAL
                              NUMBER OF      % OF TOTAL                                  RATES OF STOCK
                              SECURITIES    OPTIONS/SARS                               PRICE APPRECIATION
                              UNDERLYING     GRANTED TO    EXERCISE OR                 FOR OPTION TERM(4)
                             OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION   ---------------------
           NAME               GRANTED(#)    FISCAL YEAR      ($/SH)         DATE       5%($)       10%($)
           ----              ------------   ------------   -----------   ----------   --------   ----------
Ronald G. Geary(1).........    112,500          6.2          $23.00       02-25-03    $714,900   $1,579,700
                               140,600          7.8           14.13       09-01-04     675,400    1,532,300
Jeffrey M. Cross(2)........     75,000          4.2           15.25       08-15-03     316,000      698,300
                                18,700          1.0           14.13       09-01-03      73,000      161,300
Paul G. Dunn(2)............     75,000          4.2           15.25       08-15-03     316,000      698,300
                                18,700          1.0           14.13       09-01-03      73,000      161,300
Ralph G. Gronefeld,
  Jr.(3)...................     15,000          0.8           23.00       02-25-03      95,300      646,800
                                37,500          2.1           15.25       08-15-03     158,000      349,100
                                75,000          4.2           14.13       09-01-03     292,700      210,600

-------------------------

(1) The options were granted to Mr. Geary on February 26, 1998 and September 1, 1998 and were exercisable as of those dates. All are non-qualified stock options.

(2) Half of the options for 75,000 shares may be exercised beginning August 15, 1999 and the other half beginning August 15, 2000. The options for 18,700 shares may be exercised in 20 percent increments each year for five years beginning September 1, 1998. Of Mr. Cross' options, 10,395 qualify as incentive stock options and 83,305 are non-qualified. Of Mr. Dunn's options, 17,777 qualify as incentive stock options and 75,923 are non-qualified.

(3) The options for 15,000 shares may be exercised in 20 percent increments each year for five years beginning on February 26, 1998. All of the options for 37,500 shares may be exercised on August 15, 1999. Half of the options for 75,000 shares may be exercised beginning September 1, 1999 and the other half beginning September 1, 2000. Of Mr. Gronefeld's options, 13,774 qualify as incentive stock options and 113,726 are non-qualified.

(4) The dollar amounts in this table represent the potential value that may be realized of the stock options granted, assuming that the market price of the shares increases from the date of grant to the end of the option term at annualized rates of five and ten percent. Therefore, these amounts are not the actual value of the options granted and are not intended to forecast possible future appreciation, if any, of the prices of Res-Care common shares. We cannot assure that the stock prices will appreciate at these rates or appreciate at all.

(5) If there is a change of control of Res-Care, all of the options vest and become exercisable unless the board of directors decides to limit this provision.

     Mr. Cross exercised stock options during the year ending December 31, 1998. The following table indicates the total number of exercisable and unexercisable stock options on December 31, 1998 held by the executive officers named in the Summary Compensation Table and the related value of such options based on the last sales price of the common stock on The Nasdaq National Market on December 31, 1998 of $24.69 per share.

                          Aggregated Option Exercises
             in Last Fiscal Year and Fiscal Year-End Option Values

                                                                              NUMBER OF               VALUE OF UNEXERCISED
                                       SHARES                          UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                                    ACQUIRED ON         VALUE             DECEMBER 31, 1998           AT DECEMBER 31, 1998
              NAME                  EXERCISE(#)     REALIZED($)(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
              ----                 --------------   --------------   -----------   -------------   -----------   -------------
Ronald G. Geary..................           0          $     0         703,546              0      $8,302,630     $        0
E. Halsey Sandford...............           0                0           2,025              0          24,005              0
Jeffrey M. Cross.................       6,750          129,375          80,315        109,760       1,075,109      1,153,039
Paul G. Dunn.....................           0                0          41,240         89,960         452,784        865,828
Ralph G. Gronefeld, Jr...........           0                0          10,651        134,400         103,923      1,300,049
Pamela M. Spaniac................      37,500          171,874               0              0               0              0

-------------------------

(1) Market value on the date of exercise of the shares acquired upon exercise, less the option exercise price.

EMPLOYMENT AGREEMENTS

     Mr. Geary has an employment agreement with Res-Care that extends for a five-year term. It expires in September 2000; however, it automatically renews for one-year periods beginning one year before the expiration date so that the remaining term equals two years. Under the agreement which was signed in 1995, Mr. Geary receives a base salary of $300,000 which is adjusted each year based on the increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers. Mr. Geary is eligible for an annual bonus up to 50 percent of his base salary based on performance criteria that Mr. Geary and the Executive Compensation Committee of the board of directors mutually agree to on or before January 1 of each year. Under the agreement, Mr. Geary was granted options to purchase 97,500 shares (adjusted for the stock splits) of common stock at a price of $16.00 per share which could be exercised beginning with the date of the grant. In addition, Res-Care will grant options to purchase 112,500 shares (adjusted for the stock splits) of common stock at the fair market value on the last Thursday of February during each of the remaining years of the term of the agreement. Res-Care also agreed to reimburse Mr. Geary for a portion of federal and state income taxes that Mr. Geary has to pay because of his exercise of options granted in his prior agreement under a formula outlined in the current agreement. In November 1996, the agreement was amended to grant Mr. Geary options to purchase 112,797 shares of common stock at the closing price on the date of the grant, or $15.25, and to delete Res-Care's obligation to reimburse the taxes.

     In addition, Res-Care provides Mr. Geary with the maximum disability insurance coverage permitted under Res-Care's current benefit plan, equips an office in Mr. Geary's home, pays fees for personal tax and financial planning and for an annual physical. The agreement also provides that if Mr. Geary's employment is terminated following a change in the control of Res-Care, Mr. Geary shall be entitled to receive the unpaid balance of his full base salary through the effective termination date of the employment agreement and for an additional two years. The agreement may be terminated with or without cause at any time. If it is terminated without cause, Mr. Geary will continue to receive his base salary for the balance of the term. He would also receive a prorated bonus earned for that year plus any unpaid cash bonus for a prior year. If there is a change of control of Res-Care, or if the agreement is terminated without cause, Res-Care will repurchase unexercised vested options.

     Mr. Sandford has had an employment agreement with Res-Care since March 1, 1992. The agreement was amended as of March 1, 1996 and extended for an additional one-year term on substantially the same terms and conditions except that it reduced Mr. Sandford's time commitment to 32 hours a week and his base salary was $100,000. In addition, Res-Care partially equips Mr. Sandford's home office. The agreement automatically renewed effective March 1, 1997 for a one-year term. In January 1998, Res-Care entered into a new employment agreement with Mr. Sandford on basically the same terms and conditions effective as of March 1, 1998 for a term of one year which was renewed effective March 1, 1999. Mr. Sandford does not participate in Res-Care's incentive stock option plan nor the annual bonus plan.

     Res-Care has employment agreements with Messrs. Cross, Dunn and Gronefeld that contain basically the same terms and conditions. The agreements are for initial terms of three years commencing January 1, 1997, May 1, 1997 and January 1, 1998 respectively. They provide for base salaries of $150,000, except for Mr. Gronefeld whose base salary is $155,000, subject to annual increases based on the Consumer Price Index "All Items" category. Each of these executives also participates in Res-Care's Compensation/ Evaluation Bonus Plan and is eligible to receive an annual bonus of up to 25% of that year's base salary. Under the agreements, Messrs. Cross and Dunn were granted options on August 15, 1997 to purchase 37,500 shares of common stock exercisable on August 15, 1998. On August 15, 1998 each of these executives were granted options to purchase 75,000 shares of common stock which will vest in 50% increments on August 15, 1999 and 2000. Under his agreement, on August 15, 1998, Mr. Gronefeld was granted options to purchase 37,500 shares of common stock exercisable on August 15, 1999. On September 1, 1998, he was granted options to purchase 75,000 shares of common stock which will vest in 50% increments on September 1, 1999 and 2000. The exercise price for the options under all of the agreements is the closing sale price of the common stock on the grant date. On September 1, 1998, Messrs. Dunn and Cross were granted options for 18,700 shares of common stock instead of a cash bonus for 1998. Mr. Gronefeld also will receive no cash bonus for 1998 in consideration of a portion of the options granted on September 1, 1998.

     Bonuses awarded under the Compensation/Evaluation Bonus Plan are based on achieving various individual, department, division and Company goals, including goals that relate to such matters as quality control compliance, divisional revenue growth and budgetary compliance. Bonuses are calculated on the basis of the percentage of goals met during the year.

     The agreements for Messrs. Cross, Dunn and Gronefeld renew automatically for one-year periods after the expiration of their respective terms unless either Res-Care or the employee gives notice of termination. Res-Care may terminate all of the agreements with or without cause at any time. If any of the agreements with Messrs. Sandford, Cross, Dunn and Gronefeld are terminated without cause, the employee will receive the full base salary for six months after the date of termination, unless the termination is after a change of control in which case he will receive the full base salary for one year after termination. In case of termination without cause, Messrs. Cross, Dunn and Gronefeld will also receive a cash bonus prorated based on the number of full months that have passed from the immediately preceding January 1 (May 1 for Mr.
Dunn) until the date of termination, plus any earned but unpaid cash bonus from a prior period. If Res-Care terminates an executive's employment agreement for cause, the executive would not be entitled to any compensation following the date of termination other than the pro rata amount of the then current base salary through such date. If employment is terminated for any reason, Mr. Sandford will be prohibited from competing with Res-Care for five years and Messrs. Geary, Cross, Dunn and Gronefeld will be prohibited for one year.

COMPENSATION OF DIRECTORS

     Directors who are employees of Res-Care receive no compensation for their services as directors. Res-Care's non-employee directors, Messrs. Fornear, Bryson and Lunsford and Ms. Kirtley, receives $6,000 annually plus $1,000 for each Board meeting that they attend and $500 for each committee meeting they attend as members of committees of the board of directors. In addition, the non-employee directors participate in Res-Care's 1993 Non-Employee Directors Stock Ownership Incentive Plan which provides for the grant of options to purchase 4,500 Res-Care common shares to each non-employee director on the first business day of July of each year that the director serves on the Board.

PERFORMANCE GRAPH

     The following graph shows the cumulative total shareholder return experienced by Res-Care's shareholders during the period from December 15, 1993 through December 31, 1998, as compared to the Nasdaq Stock Market Index (U.S. Companies) and the Nasdaq Health Services Index, an index which contained approximately 115 companies as of December 31, 1998. The Nasdaq Health Services Index is prepared for Nasdaq by the Center for Research in Security Prices at the University of Chicago using companies within Standard Industrial Classification code 80 (Health Care). Res-Care will provide to shareholders promptly upon request a list of all companies included in this Index. The graph assumes the investment of $100 on December 31, 1993 in Res-Care's common stock at the closing trading price on that date. Cumulative total shareholder return for a given period is measured by the dividends paid, assuming dividend reinvestment, and the change in the share price during that period; the sum of these two factors is then divided by the per share price at the beginning of that period. Because Res-Care has declared no dividends on its common stock since it became publicly-traded, cumulative total shareholder return on Res-Care's common stock since December 31, 1993 is based on its closing trading price.

                                                          RSCR                       NASDAQ                   NASDAQ HEALTH
                                                          ----                       ------                   -------------
1993                                                     100.00                      100.00                      100.00
1994                                                     103.12                       97.75                      107.29
1995                                                     104.68                      138.26                      136.11
1996                                                     164.07                      170.01                      135.89
1997                                                     271.87                      208.58                      138.49
1998                                                     347.17                      293.21                      118.76

              PROPOSAL THREE -- SELECTION OF INDEPENDENT AUDITORS

     The board of directors has selected, subject to ratification by Res-Care shareholders at the meeting, the firm of KPMG LLP as the independent auditors for Res-Care to audit Res-Care's financial statements for its fiscal year ending December 31, 1999. KPMG LLP has served as the independent auditors for Res-Care for all fiscal years beginning with the fiscal year ending December 31, 1989 and is, therefore, familiar with the affairs and financial procedures of Res-Care. A representative of KPMG LLP is expected to be present at the meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

     The board of directors recommends that the shareholders vote FOR ratification of the selection of KPMG LLP as Res-Care's independent auditors.

                          FUTURE SHAREHOLDER PROPOSALS

     Pursuant to Rule 14a-8 promulgated under the Exchange Act, Res-Care shareholders may present proposals for inclusion in the Res-Care proxy statement for consideration at the next annual meeting of its shareholders by submitting their proposals to Res-Care in a timely manner. PeopleServe stockholders who become shareholders of Res-Care may present proposals for inclusion in the Res-Care proxy statement for its 2000 annual meeting, as the date for inclusion in the proxy statement for the 1999 annual meeting has already passed. Any such proposal must comply with Rule 14a-8.

     Res-Care's by-laws require shareholders who intend to propose business for consideration by shareholders at an annual meeting, other than shareholder proposals that are included in the proxy statement, to give written notice to the Secretary of Res-Care not less than sixty days and not more than ninety days before the meeting. If shareholders receive less than seventy days notice or prior public disclosure of the date of the meeting, the Secretary of Res-Care must receive notice of business to be proposed not later than the tenth day following the day on which Res-Care mailed or publicly disclosed notice of the meeting. A shareholder must submit a matter to be raised at Res-Care's 2000 meeting of shareholders and included in the proxy statement no later than January 4, 2000. The written notice should be sent to Res-Care's principal office (to the attention of the Secretary) and must include a brief description of the business, the reasons for conducting such business, any material interest the shareholder has in such business, the name and address of the shareholder as they appear on Res-Care's books and the class and number of Res-Care common shares the shareholder beneficially owns.

     SEC rules set forth standards for what shareholder proposals Res-Care is required to include in a proxy statement for an annual meeting.

                                 OTHER MATTERS

     The board of directors does not know of any other business to be presented at the meeting. If other matters properly come before the meeting, the persons named in the proxy intend to vote on the matters based on their best judgment.

     Res-Care will bear the cost of the meeting and the cost of soliciting proxies, including the cost of mailing the proxy materials. In addition to solicitation by mail, directors, officers and regular employees of Res-Care (none of whom will be specifically compensated for such services) may solicit proxies by telephone or otherwise. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxy cards and proxy materials to the shareholders they represent and Res-Care will reimburse them for their expenses.

     Res-Care will furnish, and upon request, without charge, to each person whose proxy is being solicited, a copy of its Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as filed with the Securities and Exchange Commission, including the financial statements, notes to the financial statements and the financial schedules contained in the report. Res-Care will also furnish copies of any exhibits to the report but may charge a reasonable copying charge. Shareholders should address requests for copies of any of these materials to Vice President of Communications, Res-Care, Inc., 10140 Linn Station Road, Louisville, Kentucky 40223.

                                 LEGAL MATTERS

     Reed Weitkamp Schell & Vice PLLC has issued a legal opinion concerning the legality of the common shares of Res-Care to be issued to PeopleServe stockholders. Reed Weitkamp lawyers own in the aggregate approximately 18,575 Res-Care common shares. Certain matters relating to the merger will be passed upon as of the effective time of the merger by Piper & Marbury L.L.P., as special counsel to Res-Care. Certain of the tax consequences and other matters relating to the merger will be passed upon as of the effective time of the merger by Vorys, Sater, Seymour and Pease LLP, as counsel to PeopleServe.

                                    EXPERTS

     The consolidated financial statements of Res-Care, Inc. as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference in this Proxy Statement/Prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference to this document, and upon the authority of this firm as experts in accounting and auditing.

     The consolidated financial statements of PeopleServe, Inc. at December 31, 1998 and 1997, and for each of the years in the period ended December 31, 1998, which are included in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere in this document, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                               PEOPLESERVE, INC.

                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1998 AND 1997
            AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                      WITH REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS

Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Income...........................   F-5
Consolidated Statements of Stockholders' Equity.............   F-6
Consolidated Statements of Cash Flows.......................   F-7
Notes to Consolidated Financial Statements..................   F-8

ERNST & YOUNG LLP LOGO

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
PeopleServe, Inc.

We have audited the accompanying consolidated balance sheets of PeopleServe, Inc. and subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PeopleServe, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Columbus, Ohio
March 31, 1999

                               PEOPLESERVE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31
                                                        ----------------------------
                                                            1998            1997
                                                        ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents...........................  $  1,017,367    $  3,108,870
  Accounts receivable, net of allowance for doubtful
     accounts of $1,935,000 in 1998 and $1,837,000 in
     1997.............................................    29,187,470      25,637,267
  Current portion of related party receivables........     4,064,994       3,822,977
  Prepaid expenses and other..........................     1,215,043       1,134,992
  Income taxes refundable.............................       100,000       1,539,000
  Deferred income taxes...............................     2,259,946       1,107,140
                                                        ------------    ------------
Total current assets..................................    37,844,820      36,350,246
Property and equipment
  Land, buildings, and improvements...................     4,554,356       2,773,616
  Land and buildings under capital lease..............    20,759,984      20,759,984
  Furniture and equipment.............................    17,485,530      10,881,671
  Less accumulated depreciation and amortization......   (16,875,741)    (13,690,675)
                                                        ------------    ------------
                                                          25,924,129      20,724,596
Related party receivables, less current portion.......       844,306         221,774
Goodwill..............................................    39,774,118      27,366,763
Deferred costs and other assets.......................     3,052,132       2,416,425
Net lease receivable..................................       868,326         935,381
Deferred income taxes.................................     1,186,299       1,141,419
                                                        ------------    ------------
Total assets..........................................  $109,494,130    $ 89,156,604
                                                        ============    ============

                                                                DECEMBER 31
                                                        ----------------------------
                                                            1998            1997
                                                        ------------    ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses...............  $  9,832,809    $  6,334,335
  Accrued salaries and wages..........................     9,415,035       9,722,273
  Income taxes payable................................            --         727,705
  Current maturities of lease obligations.............       774,014         719,622
  Current maturities of long-term debt................     2,287,524       2,927,014
                                                        ------------    ------------
Total current liabilities.............................    22,309,382      20,430,949
Long-term debt, less current maturities...............    40,565,913      23,830,567
Obligations under capital leases, less current
  maturities:
  Related to land and buildings.......................    16,965,865      17,674,202
  Related to net lease receivable.....................       868,326         935,381
Accounts payable -- government agencies...............     2,538,946       2,939,321
Accrued liabilities -- payroll and other..............     3,063,873       3,668,567
Redeemable preferred stock, $5 par value, 1,000,000
  shares authorized, issued, and outstanding
  (including accrued dividends of $1,017,808).........     6,017,808       5,517,808
Common stock warrants.................................        99,478         106,110
Convertible preferred stock, $.01 par value, 4,000,000
  shares authorized, 3,684,364 shares issued and
  outstanding (including accrued dividends and
  accretion of $2,252,511)............................    12,252,511      11,034,914
Stockholders' equity:
  Common stock, $.01 par value, 15,000,000 shares
     authorized, 5,615,231 and 5,600,231 shares issued
     and outstanding at December 31, 1998 and 1997,
     respectively.....................................        56,150          56,000
  Additional paid-in capital..........................     2,557,037       2,512,187
  Retained earnings...................................     2,198,841         450,598
                                                        ------------    ------------
                                                           4,812,028       3,018,785
                                                        ------------    ------------
Total liabilities and stockholders' equity............  $109,494,130    $ 89,156,604
                                                        ============    ============

See accompanying notes.

                               PEOPLESERVE, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                    YEAR ENDED DECEMBER 31
                                          -------------------------------------------
                                              1998            1997           1996
                                          ------------    ------------    -----------
Revenues:
  Management contracts..................  $ 27,261,031    $ 25,211,305    $23,829,200
  Support services......................   155,092,250     135,956,763     68,120,902
  Other.................................     1,213,967       1,281,910        795,051
                                          ------------    ------------    -----------
Total revenues..........................   183,567,248     162,449,978     92,745,153
Operating Expenses:
  Salaries, wages, and benefits.........   130,567,725     116,578,326     63,408,997
  General operating expenses............    38,284,589      33,592,428     22,698,567
  Depreciation and amortization.........     4,515,567       3,510,247      2,420,825
                                          ------------    ------------    -----------
Total operating expenses................   173,367,881     153,681,001     88,528,389
                                          ------------    ------------    -----------
Operating income........................    10,199,367       8,768,977      4,216,764
Other expenses (income)
  Interest expense......................     4,260,961       4,056,341      2,588,306
  Interest income.......................      (227,434)       (191,023)      (150,089)
                                          ------------    ------------    -----------
Income before income taxes..............     6,165,840       4,903,659      1,778,547
Income taxes............................     2,700,000       2,250,000        400,000
                                          ------------    ------------    -----------
Net income..............................     3,465,840       2,653,659      1,378,547
Amortization of preferred stock offering
  costs.................................      (121,428)       (121,428)            NM
Dividends on redeemable preferred
  stock.................................      (500,000)       (500,000)            NM
Dividends on and accretion of
  convertible preferred stock...........    (1,217,597)       (999,936)            NM
                                          ------------    ------------    -----------
Net income available for common
  stockholders..........................  $  1,626,815    $  1,032,295    $        NM
                                          ============    ============    ===========

See accompanying notes.

Note: 1996 net income available for common shareholders is not meaningful and has not been presented because the Company converted from S-Corp. to C-Corp. tax status in November 1996.

                               PEOPLESERVE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                  COMMON STOCK          TREASURY STOCK
                               -------------------   --------------------                      RETAINED
                               NUMBER OF             NUMBER OF                ADDITIONAL       EARNINGS
                                SHARES     AMOUNT     SHARES      AMOUNT    PAID-IN CAPITAL    (DEFICIT)
                               ---------   -------   ---------   --------   ---------------   -----------
Balances at January 1, 1996        3,560   $ 2,080      235      $(12,766)    $  664,953      $ 1,670,021
  Net income.................         --        --       --            --             --        1,378,547
  Dividends on redeemable
     preferred stock.........         --        --       --            --             --          (17,808)
  Dividends on convertible
     preferred stock.........         --        --       --            --             --          (34,978)
  Reclassification of
     preferred stock offering
     costs...................         --        --       --            --             --         (728,566)
  Common shares retired upon
     reorganization..........     (3,560)   (2,080)      --            --             --               --
  Common shares issued upon
     reorganization..........  5,600,231    56,000       --            --             --               --
  Retirement of treasury
     stock...................         --        --     (235)       12,766        (12,766)              --
  Common stock warrants
     issued..................         --        --       --            --             --         (116,610)
  Cash contributions.........         --        --       --            --      1,860,000
  Cash distributions.........         --        --       --            --             --       (2,853,731)
                               ---------   -------     ----      --------     ----------      -----------
Balances at December 31,
  1996.......................  5,600,231    56,000       --            --      2,512,187         (703,125)
  Net income.................         --        --       --            --             --        2,653,659
  Dividends on redeemable
     preferred stock.........                                                                    (500,000)
  Dividends on convertible
     preferred stock.........         --        --       --            --             --         (999,936)
                               ---------   -------     ----      --------     ----------      -----------
Balances at December 31,
  1997.......................  5,600,231    56,000       --            --      2,512,187          450,598
  Net income.................         --        --       --            --             --        3,465,840
  Dividends on redeemable
     preferred stock.........                                                                    (500,000)
  Common shares issued.......     15,000       150       --            --         44,850
  Dividends on and accretion
     of convertible preferred
     stock...................         --        --       --            --             --       (1,217,597)
                               ---------   -------     ----      --------     ----------      -----------
Balances at December 31,
  1998.......................  5,615,231   $56,150       --      $     --     $2,557,037      $ 2,198,841
                               =========   =======     ====      ========     ==========      ===========

See accompanying notes.

                               PEOPLESERVE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   YEAR ENDED DECEMBER 31
                                         ------------------------------------------
                                             1998           1997           1996
                                         ------------   ------------   ------------
OPERATING ACTIVITIES
Net income.............................  $  3,465,840   $  2,653,659   $  1,378,547
Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Deferred income taxes................      (713,781)      (983,675)       197,997
  Depreciation and amortization........     4,515,567      3,510,247      2,420,825
  Changes in assets and liabilities,
     net of acquisitions
     Accounts and related party
       receivables.....................    (4,388,326)    (4,269,332)    (6,604,197)
     Prepaid expenses and other
       assets..........................      (680,008)      (990,917)      (871,864)
     Accounts payable and accrued
       expenses........................     2,493,405        139,710      1,968,608
     Accrued salaries, wages and
       other...........................      (307,238)     1,714,537      3,475,348
     Income taxes payable..............       711,295        611,705        201,000
                                         ------------   ------------   ------------
Net cash provided by operating
  activities...........................     5,096,754      2,385,934      2,166,264
INVESTING ACTIVITIES
Net purchases of property and
  equipment............................    (7,169,790)    (1,982,213)    (1,582,637)
Purchases of subsidiaries, net of
  cash acquired........................   (15,431,601)    (8,343,990)   (24,844,362)
                                         ------------   ------------   ------------
Net cash used for investing
  activities...........................   (22,601,391)   (10,326,203)   (26,426,999)
FINANCING ACTIVITIES
Proceeds from sale of stock (net of
  related expenses)....................        45,000             --     14,271,434
Principal payments on long-term debt...    (4,154,695)    (2,460,675)    (2,178,499)
Long term debt borrowings..............    20,243,919      9,150,630     17,130,223
Payments on obligations under capital
  leases...............................      (721,090)      (561,843)      (649,742)
Net cash distributions.................            --             --       (993,731)
                                         ------------   ------------   ------------
Net cash provided by financing
  activities...........................    15,413,134      6,128,112     27,579,685
                                         ------------   ------------   ------------
Increase (decrease) in cash............    (2,091,503)    (1,812,157)     3,318,950
Cash and cash equivalents at beginning
  of year..............................     3,108,870      4,921,027      1,602,077
                                         ------------   ------------   ------------
Cash and cash equivalents at end of
  year.................................  $  1,017,367   $  3,108,870   $  4,921,027
                                         ============   ============   ============

See accompanying notes.

                               PEOPLESERVE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying consolidated financial statements include the accounts of PeopleServe, Inc. and its consolidated subsidiaries (collectively referred to as the Company). The Company was incorporated in October 1996 for the purpose of becoming the parent of a group of companies which were previously commonly owned. Effective October 31, 1996, the shareholders of these entities exchanged their common stock for common stock in the Company. The exchange transaction has been accounted for in a manner similar to a pooling-of-interests. All intercompany transactions and balances have been eliminated in the consolidation. Subsequent to October 31, 1996, the Company (formally known as VOCA Holdings, Inc.) changed its name to PeopleServe, Inc. PeopleServe is the parent company of two primary operating divisions: VOCA of America (VOCA) and EduCare Community Living Corporation -- America (EduCare).

The Company receives revenues primarily from the delivery of residential, vocational training, educational support and employment services (Support Services) to people with disabilities, both directly and through management contracts. Such services are provided for consumers who exhibit a broad range of disabilities. These services are designed to meet the needs of each individual consumer. Currently, the Company provides services in 12 states and the District of Columbia.

2.  SIGNIFICANT ACCOUNTING POLICIES

MANAGEMENT CONTRACTS

The Company has entered into management contracts with unrelated organizations which operate in Ohio, the District of Columbia, Texas, Nevada, and North Carolina. Similar to the Company, these unrelated organizations derive their revenue from governmental agency programs. In addition to a management fee, some contracts require the subsidiaries to employ and provide the necessary personnel to operate the residential programs. Under these contracts the Company is reimbursed for the salaries and benefits of such employees. Such reimbursements totaled $21,686,000, $20,849,000 and $20,611,000 for the years ended December 31, 1998, 1997 and 1996 respectively, and are included in management contracts revenue in the financial statements.

SUPPORT SERVICES REVENUES

Support Services revenues are recorded at established rates under contractual arrangements with the various programs in each applicable state, or based on specific calculations utilizing the respective cost of providing the Support Services. Substantially all of the revenues of the Company are derived from various governmental agencies in the respective states.

GOVERNMENTAL AGENCIES

Under certain Medicaid programs, for an initial period, the Company is reimbursed for services to qualified residents based on allowable costs. Interim reimbursement during this period is based on estimates of costs to be incurred and final settlement is based on actual costs incurred, subject to reasonableness and audits or reviews. Provisions are made in the

                               PEOPLESERVE, INC.

financial statements for estimated settlements owed to the various governmental agencies for the initial period.

Additionally, accruals are made in the financial statements for estimated settlements due from the various governmental agencies. Settlement receivables recorded and included in accounts receivable amounted to $679,000 and $1,263,000 at December 31, 1998 and 1997, respectively. The estimated settlements recorded at December 31, 1998 could differ from actual settlements based on the results of cost report audits. Changes in the state agency programs and the reduction of funding could have an adverse impact on the Company.

CASH EQUIVALENTS

The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, including assets under capital lease which are amortized over the term of their respective leases. Building and improvements are depreciated over 30 years, furniture and equipment is depreciated over 3 to 8 years. Amortization of capital lease assets is included in amortization expense. Improvements to leased property are amortized over the lesser of the estimated useful life of the improvement or the term of the lease. Depreciation expense, including amortization of assets under capital lease, was approximately $2,897,000, $2,258,000 and $1,883,000 in 1998,
1997 and 1996, respectively.

DEFERRED COSTS AND OTHER ASSETS

The Company's deferred costs and other assets consist of the following:

                                                              DECEMBER 31,
                                                        ------------------------
                                                           1998          1997
                                                        ----------    ----------
Long-term debt financing costs........................  $1,421,895    $1,210,926
Covenants not to compete..............................     463,733       252,704
Deposits..............................................     554,474       433,406
Long-term receivables.................................     612,030       519,389
                                                        ----------    ----------
                                                        $3,052,132    $2,416,425
                                                        ==========    ==========

GOODWILL

Goodwill is being amortized on the straight-line method over primarily 40 years. Accumulated amortization of goodwill is approximately $1,676,000 and $824,000 at December 31, 1998 and 1997, respectively. Amortization of goodwill was approximately $913,000, $694,000 and $119,000 in 1998, 1997 and 1996,
respectively.

                               PEOPLESERVE, INC.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 is a liability method approach whereby deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

In connection with the exchange transaction described in Note 1, the companies that were a party to the exchange transaction converted from S Corporation to C Corporation tax status. As a result of this conversion, deferred income tax assets of approximately $1,700,000 and deferred income tax liabilities of approximately $1,100,000 were recorded. Because the taxable income or loss of S Corporations is includable in the stockholders' income tax returns, no provision for income taxes has been reflected in the accompanying financial statements for income prior to October 31, 1996.

FINANCIAL INSTRUMENTS

Various methods and assumptions were used by the Company in estimating the fair value disclosures for significant financial instruments. Fair values of cash and cash equivalents, short-term investments, accounts and notes receivable and trade accounts payable approximate their carrying amount because of the short maturity of those investments. The fair value of short-term debt approximates its carrying amount. The fair value of long-term debt is based on the present value of the underlying cash flows discounted at the current estimated borrowing rates available to the Company, and approximates its carrying value as interest rates are variable. The carrying value of the common stock warrants approximate their fair value. Fair value of the warrants is calculated by multiplying the number of warrants outstanding times the difference between the Company's common stock value and warrant exercise price, discounted based on the probability of the warrants being exercised.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

LOSS CONTINGENCIES

The Company is subject to pending and threatened legal actions which arise in the normal course of its activities. Claims for incidents which may give rise to litigation have been asserted against the Company by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. There are also known incidents that have occurred through December 31, 1998 that may result in the assertion of additional claims. At December 31, 1998 and 1997, management has accrued their best estimate of these contingent losses.

                               PEOPLESERVE, INC.

Workers' compensation policies covering operations in Ohio are covered under large deductible or retrospective policies. The Company is responsible for paying the first $250,000 for each claim and for all claims in excess of the aggregate stop loss. Estimated future payments for claims incurred through December 31, 1998 have been accrued.

RECLASSIFICATIONS

Certain reclassifications were made to the 1996 and 1997 financial statements to conform with the 1998 presentation.

3.  ACQUISITIONS

During the three years ended December 31, 1998, the Company made ten acquisitions, all of which have been accounted for as purchases. The consolidated financial statements include the operating results of each business acquired from the date of its acquisition.

On October 31, 1996, the Company acquired EduCare Community Living
Corporation -- America (EduCare). EduCare provides long-term care and support services for people with disabilities under various governmental agency programs. These services are broadly categorized as residential services, independent living (or in-home) services, and vocational training and employment services. EduCare has operations in Texas, North Carolina, New Mexico and Nevada. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed.

On March 1, 1997, the Company acquired Residential Management Services of Indiana, Inc. (RMS). RMS provides long-term care and support services for people with disabilities in the State of Indiana. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed.

The following table sets forth the allocation of purchase price, including EduCare and RMS, for these ten acquisitions:

                                              1998          1997         1996
                                           -----------   ----------   -----------
Buildings, land and equipment............  $ 1,388,000   $  889,000   $ 4,666,000
Excess of acquisition cost over net
  assets acquired........................   13,774,000    7,627,000    20,139,000
Other....................................      270,000      316,000            --
                                           -----------   ----------   -----------
Total purchase price.....................  $15,432,000   $8,832,000   $24,805,000

The following summary of results of operations on a pro forma basis gives effect to the ten acquisitions completed since January 1, 1996, as though those acquisitions had taken place as of January 1 of the year preceding the year of each acquisition:

                                           1998           1997           1996
                                       ------------   ------------   ------------
Total revenues.......................  $192,467,000   $178,752,000   $150,059,000
Net income...........................     3,490,000      2,945,000      3,123,000

The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisitions

                               PEOPLESERVE, INC.

been consummated as of the above date, nor are they necessarily indicative of future operating results.

4.  LEASE OBLIGATIONS

As described in Note 2, the Company leases certain land and buildings used in operations under capital leases. These leases expire at various dates through 2022 (including renewal options) and generally require the Company to pay property taxes, insurance and maintenance costs. The majority of these assets are leased from the Affiliated Partnerships (see Note 6).

The Company also leases certain facilities, furniture and equipment under non-cancelable operating leases with third parties. These leases expire at various dates through 2013 (including renewal options), and generally require the Company to pay property taxes, insurance and maintenance costs. Rent expense under these leases was $8,853,000 in 1998, $6,566,000 in 1997 and $1,999,000 in
1996.

Future minimum lease payments under capital leases, together with the net minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 1998, are as follows:

                                                         CAPITAL
                                                          LEASE
                                          CAPITAL         UNDER        OPERATING
                                           LEASES        SUBLEASE       LEASES
                                        ------------    ----------    -----------
1999..................................  $  2,328,575    $  156,920    $ 6,522,924
2000..................................     2,328,575       151,880      5,076,262
2001..................................     2,328,575       146,840      3,763,225
2002..................................     2,328,575       141,800      2,612,045
2003..................................     2,328,575       136,760      1,600,967
Thereafter............................    23,677,628       781,774        946,432
                                        ------------    ----------    -----------
Total minimum lease payments..........    35,320,503     1,515,974    $20,521,855
                                                                      ===========
Less amounts representing interest....   (17,647,679)     (580,593)
                                        ------------    ----------
Present value of minimum lease
  payments............................    17,672,824       935,381
Less current maturities...............      (706,959)      (67,055)
                                        ------------    ----------
Total long-term obligations under
  capital leases (less current
  maturities).........................  $ 16,965,865    $  868,326
                                        ============    ==========

                               PEOPLESERVE, INC.

5.  LONG-TERM DEBT

The Company's long-term debt consists of the following:

                                                             DECEMBER 31
                                                      --------------------------
                                                         1998           1997
                                                      -----------    -----------
Notes payable, interest at 9.5%, monthly payments of
  $242,787, until October 2001, balloon payment of
  $7,154,000 due October 2001.......................  $12,351,078    $14,332,538
Notes payable to banks under a revolving credit
  facility with an aggregate authorization of
  $40,000,000 at December 31, 1998; $10,993,512 at
  the prime rate of interest (7.75% prime rate at
  December 31, 1998), and $17,200,000 at 2.0% over
  the LIBOR rate, due October 2, 2000...............   28,193,512     10,206,446
Note payable, interest at 7.5%, quarterly interest
  payments only through February 2000, principal due
  February 2000.....................................      500,000        500,000
Note payable, interest at 1% above prime, monthly
  payments of $13,333 plus interest through March 1,
  2000..............................................      386,667        386,667
Note payable, interest at 1% above prime, quarterly
  interest payments only through October 1998,
  principal due October 1998........................           --        934,000
Note payable, interest at 8.5%, monthly payments of
  $22,727 through October 2000......................      461,513             --
Notes payable, interest at 8.5%, quarterly interest
  payments only through June 1999, principal due
  July 1999.........................................      200,000             --
Notes payable related to a 1998 business
  acquisition, interest rates ranging from 6.5% to
  10%, principal paid in January 1999...............      565,972             --
Other...............................................      194,695        397,930
                                                      -----------    -----------
Total notes payable and long-term debt..............   42,853,437     26,757,581
Less current portion................................   (2,287,524)    (2,927,014)
                                                      -----------    -----------
Long-term debt, less current maturities.............  $40,565,913    $23,830,567
                                                      ===========    ===========

The notes payable to banks under lines of credit are collateralized by accounts receivable and contain certain borrowing limits based on accounts receivable. Substantially all of the Company's assets are secured under these various loan agreements. Covenants under lines of credit require, among other things, the Company to maintain certain financial ratios and impose limitations on capital expenditures and preclude the payment of cash dividends on common stock.

The Company's long-term debt matures as follows: 1999 -- $2,287,524; 2000 -- $31,207,921; 2001 -- $8,744,039; 2002 -- $36,007; and 2003 and
beyond -- $577,946.

                               PEOPLESERVE, INC.

Interest paid in 1998, 1997 and 1996 was $3,995,000, $4,056,000 and $2,588,000,
respectively.

6.  RELATED PARTY TRANSACTIONS

The Company's related party receivables consist of the following:

                                                             DECEMBER 31
                                                      --------------------------
                                                         1998           1997
                                                      -----------    -----------
Note receivable from Affiliated Partnership,
  interest at approximately 4%......................  $ 4,064,994    $ 3,822,977
Receivable from an affiliated company...............      442,600        442,600
Notes receivable from stockholders and employees,
  interest ranging from 0% to 5%....................      325,000        250,000
Various receivables from Affiliated Partnerships....      350,706        346,174
                                                      -----------    -----------
                                                        5,183,300      4,861,751
Allowance for doubtful receivables..................     (274,000)      (817,000)
                                                      -----------    -----------
                                                      $ 4,909,300    $ 4,044,751
Less current portion................................   (4,064,994)    (3,822,977)
                                                      -----------    -----------
Long-term related party receivables.................  $   844,306    $   221,774
                                                      ===========    ===========

The majority stockholder of the Company is also a general partner in various Affiliated Partnerships which own real estate. The real estate properties are leased to both the Company and other unrelated organizations. The Company has guaranteed or jointly signed certain obligations of Affiliated Partnerships which totaled approximately $16,046,000 (including mortgage indebtedness under the refinancing agreement described below) and $22,722,000 at December 31, 1998 and 1997, respectively, and generally expire in decreasing amounts through 2010. These obligations are collateralized by real property owned by the Affiliated Partnerships. Company management believes the degree of risk to these guarantees is minimal because of the leases entered into between the Company and the Affiliated Partnerships and the fact that the real property has current market values significantly in excess of the related guarantees.

In November 1996, certain Affiliated Partnerships (the Borrowers) of the Company entered into a refinancing arrangement with a bank which matures in November 2001. A grantor trust was established to pay off certain existing mortgage indebtedness of the Borrowers totaling $9,750,000. All of the mortgaged properties are leased by the Company. Pursuant to this agreement, an irrevocable letter of credit has been issued to the trustee by the bank. The Company has guaranteed the Borrowers' obligations and has established a $400,000 letter of credit with a bank to secure its guarantee. Additionally, the Company has granted a security interest in its assets related to the leased properties, and is required to deposit with the trustee all Medicaid receipts related to the properties for purposes of paying the Affiliated Partnerships' debt service. The excess of these receipts over the debt service (rental payment) is returned to the Company.

                               PEOPLESERVE, INC.

7.  PREFERRED STOCK AND COMMON STOCK WARRANTS

The Company is authorized to issue five million shares of preferred stock at a par value of $.01 to $5 per share. On December 17, 1996, the Company issued Series A Redeemable Preferred Stock, Series B Convertible Preferred Stock, and common stock warrants in exchange for $15 million. The following provides a general description of the relevant terms and conditions associated with each of these securities.

     SERIES A REDEEMABLE PREFERRED STOCK: A total of 1,000,000 shares were issued at $5 per share. The shares are nonvoting and have a liquidation value of $5 per share plus the amount of any accrued but unpaid dividends. Dividends accrue at the rate of fifty cents per share, (increasing to $.75 per share if an Event of Default, as defined, occurs) payable upon redemption or any liquidation, dissolution or winding up of the Company. The stock must be redeemed at the earlier of the closing of a Qualified IPO (initial public offering), (as defined) of the Company's Common Stock, the sixth anniversary date of the original issue date of the stock, the occurrence of a change in control (as defined), or the occurrence of a bankruptcy event (as defined).

     SERIES B CONVERTIBLE PREFERRED STOCK: A total of 3,684,364 shares were issued at $2.714 per share. The holder of each share of stock is entitled to the number of votes as is equal to the number of shares of Common Stock into which the stock could be converted. The stock is initially convertible on a one-for-one basis into Common Stock. The stock accrues dividends at the rate of twenty-seven cents per share (increasing to $.41 per share if an Event of Default, as defined, occurs) and is payable upon any liquidation, dissolution or winding up of the Company, or upon conversion of the shares into Common Stock. The right to convert the stock into Common Stock may occur at any time at the option of the holder, or automatically upon the earlier to occur of a date specified by a vote of at least 60 percent of the Series B stockholders, or at the option of the Company concurrently with the closing of a Qualified IPO. In the event of a Qualified IPO, the stock ceases to accrue dividends and any accrued and unpaid dividends are not required to be paid. For accounting purposes the convertible preferred stock is considered temporary equity. The related dividends are a reduction of retained earnings.

     COMMON STOCK WARRANTS: The warrants were issued to the purchasers of the Series B Convertible Preferred Stock at the rate of three warrants for every twenty Series B shares. The delivery of a warrant and a payment of the book value of common stock (as defined) at December 31, 1996 entitles the holder to a share of Common Stock. The warrants may also be exercised through the use of a cashless exercise provision. The warrants are exercisable commencing December 17, 2002 and expire if not exercised on December 11, 2006. Additionally, the warrants expire and may not be exercised if a Qualified IPO closes on or before December 11, 2002. The warrants may be exercised if the events described in the above sales transaction, change in control, or an IPO which is not a Qualified IPO occurs.

The preferred shareholders are entitled to receive dividends prior and in preference to the Company's common stock or other equity securities. The Series B Convertible Preferred Shareholders are also entitled to certain protective provisions which require the Company to obtain an affirmative vote of at least 60 percent of the outstanding shares of the

                               PEOPLESERVE, INC.

Series B Preferred Stock. These provisions, among other things, encompass the declaration or payment of dividends, limitations on the declaration of options to acquire equity securities or other forms of stock compensation, and the issuance of certain other equity securities. In addition, commencing December 17, 2002, holders of the Series B Convertible preferred shares and the Common Stock Warrants may exercise the right to require the Company to purchase the investors' preferred shares and warrants if a Qualified IPO has not occurred.

8.  STOCK OPTION PLAN

The Company has adopted the 1996 Stock Option Plan (the "Plan"). The Plan provides for the grant of options to acquire the Company's common stock to employees, directors, and consultants (i.e., service providers). The Plan provides a committee of the board of directors with broad discretion as to who should be granted options and the relevant terms. The maximum number of additional shares available for grant under the Plan is 31,143 at December 31, 1998. The options vest over three to four years. If not exercised, the options expire ten years from the date of grant.

In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Statement allows for a fair value-based method of accounting for employee stock options and similar equity instruments. In accordance with the provisions of SFAS No. 123, the Company has elected to account for options granted under the Plan in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations. If the Company had elected to recognize compensation cost based on the fair value of options at the grant date as prescribed by SFAS No. 123, net income would have decreased by $171,000, $254,000 and $32,000 in 1998, 1997 and 1996, respectively. The assumptions used in the model included an expected dividend yield of 0 percent, an expected stock price volatility of .01, a risk-free interest rate of 6.0 percent and an expected life of the options of 10 years. The financial effects of applying SFAS No. 123 are not likely to be representative of the effects on reported results of operations for future years.

A summary of the Company's stock option activity and related information follows:

                                                    1998       1997       1996
                                                   -------    -------    -------
Outstanding at beginning of year.................  976,798    181,480         --
Granted..........................................   61,073    862,615    181,480
Exercised........................................       --         --         --
Cancelled........................................  129,303     67,297         --
                                                   -------    -------    -------
Outstanding at end of year.......................  908,568    976,798    181,480

No Company stock options were exercisable as of December 31, 1998, 1997 or 1996. The range of exercise prices of options outstanding at December 31, 1998 is $1.48 to $3.00. The weighted-average exercise price of those options is $2.54 and the weighted-average contractual life is 8.0 years.

                               PEOPLESERVE, INC.

9.  INCOME TAXES

     The provisions for income taxes are as follows:

                                                         DECEMBER 31,
                                             ------------------------------------
                                                1998          1997         1996
                                             ----------    ----------    --------
Current expense (benefit):
United States federal......................  $2,506,552    $2,437,711    $      0
State and local............................     907,229       795,964     202,003
                                             ----------    ----------    --------
          Total............................   3,413,781     3,233,675     202,003
                                             ----------    ----------    --------
Deferred expense (benefit):
United States federal......................    (454,656)     (834,627)    213,493
State and local............................    (259,125)     (149,048)    (15,496)
                                             ----------    ----------    --------
          Total............................    (713,781)     (983,675)    197,997
                                             ----------    ----------    --------
Total income taxes.........................  $2,700,000    $2,250,000    $400,000
                                             ==========    ==========    ========

     The differences between the Company's effective tax rate and the statutory federal income tax rate of 34% are as follows:

                                                        DECEMBER 31,
                                            -------------------------------------
                                               1998          1997         1996
                                            ----------    ----------    ---------
Amount based on statutory rate............  $2,094,000    $1,664,000    $ 605,000
State and local taxes, net of Federal
  benefit.................................     446,000       339,000       25,000
Nondeductible Goodwill....................     191,000       174,000       27,000
Income taxes as an S Corporation..........           0             0     (544,000)
Deferred tax liability set up on C
  Corporation
  conversion..............................           0             0      263,000
Other.....................................     (31,000)       73,000       24,000
                                            ----------    ----------    ---------
Total income taxes........................  $2,700,000    $2,250,000    $ 400,000
                                            ==========    ==========    =========
Effective tax rate........................        43.8%         45.9%        22.5%

                               PEOPLESERVE, INC.

The significant components of the Company's net deferred tax asset at December 31, 1998 and 1997 are as follows:

                                                               1998          1997
                                                            ----------    ----------
Deferred Tax Assets:
Capital Lease Obligations.................................  $1,668,903    $1,155,542
Vacation Accrual..........................................     859,289       719,372
Receivable Allowances.....................................     799,288       881,219
State Net Operating Loss Carryforward.....................     754,599       414,729
Accrued Bonus.............................................     475,496       136,656
Accrued Worker's Compensation.............................     259,318       475,519
Executive 401k............................................     176,412             0
Accrued Benefits/Health Insurance.........................     168,964       319,007
Other.....................................................     478,884       279,435
                                                            ----------    ----------
     Total................................................   5,641,153     4,381,479
Less valuation allowance..................................    (742,361)     (298,627)
                                                            ----------    ----------
     Deferred tax assets..................................   4,898,792     4,082,852
                                                            ----------    ----------
Deferred Tax Liabilities:
Accelerated Depreciation/Amortization.....................     504,483       130,225
S Corporation to C Corporation cash to accrual
  adjustment..............................................     863,646     1,669,679
Other.....................................................      84,418        34,389
                                                            ----------    ----------
     Deferred tax liabilities.............................   1,452,547     1,834,293
                                                            ----------    ----------
Net Deferred Tax Asset....................................  $3,446,245    $2,248,559
                                                            ----------    ----------

The Company has State net operating loss carryforwards of approximately $8,584,000 that expire from fiscal 2003 through fiscal 2013. Approximately $8,320,000 of the State net operating loss carryforwards have been fully reserved by a valuation allowance due to the uncertainties related to their future utilization.

The valuation allowance increased during 1998 by $443,734 primarily as a result of the losses generated by the Ohio holding companies in the current year, and the uncertainty related to their future utilization.

Income taxes paid were $4,381,000 in 1998 and $3,112,000 in 1997.

10.  EMPLOYEE BENEFIT PLANS

The Company provides defined contribution retirement plans with a 401(k) provision to certain Company employees. Any Company contributions are equal to 25 percent of certain employees' voluntary contributions, up to a maximum of
1.25 percent of qualified wages. Contribution expense was $144,000, $132,000 and $111,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

11.  YEAR 2000 (UNAUDITED)

Historically, certain information technology ("IT") systems of the Company have used two digits rather than four digits to define that applicable year, which could result in

                               PEOPLESERVE, INC.

recognizing a date using "00" as the year 1900 rather than the year 2000. IT systems include computer software and hardware in the mainframe, midrange and desktop environments as well as telecommunications. Additionally, the impact of the problem extends to non-IT systems, such as equipment used in the Company's homes which may contain a non-compliant computer chip.

Based on a recent assessment, the Company determined that it will be required to modify, replace or upgrade portions of its software and hardware so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. As part of this assessment, a compliance plan, which includes the formation of a steering committee, (including members of senior management), and a timetable for identifying, evaluating, resolving and testing its Year 2000 issues, has been developed. The Company presently believes that with modifications to existing systems, the Year 2000 Issue will not pose significant operational problems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company. The Company will utilize both internal and external resources to reprogram, replace and upgrade systems for Year 2000. The Company anticipates substantial completion of the Year 2000 project by November 1999, which is prior to any anticipated impact on its operating systems. The total cost of the Year 2000 project is estimated at $1 million to $2 million and is being funded through operating cash flows. The range is a function of ongoing evaluation as to whether certain systems and equipment will be corrected or replaced, which is largely dependent on information to be obtained from suppliers or other external sources. This amount will primarily be expended during 1999. Internal and external costs for system maintenance and modification are expensed as incurred while spending for new hardware, software or equipment will be capitalized and depreciated over the assets' useful lives.

The Company has initiated formal communications with all of its significant vendors and governmental agencies in states where the Company does business to determine the extent to which the Company's interface systems and business continuity are vulnerable to third party Year 2000 issues. However, there can be no guarantee that the systems of these third parties will be timely converted, avoiding an adverse effect on the Company. The Company will continue to monitor and update the status of the third party Year 2000 projects to ensure no business interruption occurs.

The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved. As such, actual results could differ from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

The Company anticipates timely completion of its Year 2000 remediation. The Year 2000 steering committee is continuously reviewing the status of the Company's remediation efforts and, as a necessary part of the compliance plan discussed above, a contingency plan will be created during 1999. The plan will address alternative solutions to the Company's Year 2000 issues.

                                  Louisville, Kentucky 40223

         All written notices and other communications required under this Stock Pledge Agreement shall be deemed given upon the earliest of (a) actual delivery in person, (b) one (1) Business Day (as defined in the Merger Agreement) after having been delivered to an express courier service, or (c) two (2) Business Days after having been deposited in the United States mails, in accordance with the foregoing.

         18. FURTHER ASSURANCES. The Pledgor shall execute all such other documents or instruments, and shall take such other actions, an the Company may reasonably request to more fully create and maintain, or to verify, ratify or perfect, the security interest in the Pledged Shares and the other Collateral hereby created in favor of the Company pursuant to this Stock Pledge Agreement.

         19. NO IMPLIED WAIVER. All options and rights of the Company hereunder are continuing, and the failure of the Company to exercise any such option or right in any instance shall not be construed as waiving the right to exercise such option or right at any subsequent time or be construed as waiving the right to exercise any other option or right hereunder or at law or in equity. No exercise by the Company of any of the options, rights or powers provided herein and no delay or omission in the exercise of such options, rights or powers provided herein shall be construed to exhaust the same or be construed as a waiver thereof, and each such option, right and power may be exercised at any time and from time to time.

         20. SEVERABILITY OF PROVISIONS. If any term or provision of this Stock Pledge Agreement is held to be invalid or unenforceable in any jurisdiction, the other terms and provisions hereof shall remain in full force and effect in such jurisdiction and the invalid or unenforceable provision shall remain in full force and effect in all other jurisdictions.

         21. GOVERNING LAW. This Stock Pledge Agreement and the respective rights, duties and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky.

         22. SUCCESSORS AND ASSIGNS. This Stock Pledge Agreement shall bind the Pledgor and its successors and assigns and shall inure to the benefit of the Company and their respective successors and assigns, including, without limitation, any Indemnified Party.

         23. CAPTIONS. The various section headings used in this Stock Pledge Agreement are inserted for convenience of reference only and shall be ignored in interpreting or construing the provisions hereof.

         24. TIME OF THE ESSENCE. Time shall be of the essence in the performance of all of the Pledgor's covenants, obligations and agreements under this Stock Pledge Agreement.

         25. ENTIRE AGREEMENT. This Stock Pledge Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior understandings with respect to the subject matter hereof. No change, modification, addition or termination of this Stock Pledge Agreement shall be enforceable unless in writing and signed by the party against whom enforcement is sought.

         IN WITNESS WHEREOF, the Pledgor and the Company have executed this Stock Pledge Agreement on the day and year first above written.


                                       _________________________________________
                                       Vincent D. Pettinelli

                                                      (the "Pledgor")

                                       PeopleServe, Inc., a Delaware corporation


                                       By: _____________________________________

                                       Its: ____________________________________

                                                      (the "Company")

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into this 2nd day of April, 1999, by and among (i) RES-CARE, INC., a Kentucky corporation ("Res-Care"); (ii) RES-CARE SUB, INC., a Delaware corporation ("Res-Care Sub"); and (iii) PEOPLESERVE, INC., a Delaware corporation ("Company").

                                    RECITALS

     A.  Res-Care Sub is a wholly-owned subsidiary of Res-Care.

     B. The respective Boards of Directors of Res-Care, Res-Care Sub and Company deem it desirable to merge Res-Care Sub with and into Company (the "Merger") with Company as the surviving corporation and a wholly-owned subsidiary of Res-Care, upon the terms and conditions set forth in this Agreement, and the respective Boards of Directors have approved the Merger in accordance with the laws of the state of incorporation of each such corporation.

     C. Pursuant to the Merger, Res-Care Sub will be merged with and into Company, with Company as the surviving corporation, and all of the Exchanged Securities (as defined in Section 1.1 hereof) will be exchanged for Res-Care Shares (as defined in Section 1.1 hereof).

     D. The parties desire by this Agreement to set forth the terms and conditions upon which they are willing to consummate the Merger.

     NOW, THEREFORE, in consideration of the foregoing, and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     1.1 DEFINITIONS. For purposes of this Agreement and the Exhibits and Schedules attached hereto, and in addition to any and all definitions and interpretations otherwise provided throughout this Agreement, the following words and phrases shall have the meaning set forth below:

     "Adjusted Closing Price" shall be as defined in Section 2.2(e) hereof.

     "Affiliate" shall have the meaning ascribed by Rule 12b-2 promulgated under the Exchange Act.

     "Agency" means any applicable governmental or regulatory agency, commission or body or other governmental or regulatory entity.

     "Agreement" means this Agreement and Plan of Merger, including the Exhibits and Schedules attached hereto, all as amended or otherwise modified from time to time in accordance with Section 11.9 hereof.

     "Business Day" means any day other than (i) Saturday, (ii) Sunday, or (iii) any other day that the Louisville, Kentucky office of the Exchange Agent is not open generally for banking business.

     "Client Trust Accounts" means all of the Target Entities' right, title and interest in and to the client trust funds held by the Target Entities on behalf of any of the clients served by the Target Entities.

     "Closing" and "Closing Date" shall be as defined in Section 2.4 hereof.

     "Closing Price" means the average closing sale price per share of the Res-Care Shares as quoted on the Nasdaq National Market during the period of fifteen (15) trading days prior to the date which is three (3) trading days prior to the Closing.

     "Common Certificates" means the certificates (or affidavits of loss in lieu thereof) for the Common Shares.

     "Common Shares" means the outstanding shares of common stock, par value $.01 per share, of the Company.

     "Company Stock Option Plan" means the VOCA Holdings, Inc. 1996 Stock Option Plan, dated January 1, 1996, as amended.

     "Company Warrants" means Warrants to Purchase Common Stock of VOCA Holdings, Inc. dated December 17, 1996, which entitle the holders to purchase an aggregate of 552,654 shares of common stock of the Company at an exercise price of $0.60 per share of common stock.

     "Confidentiality Letter" means that certain letter agreement dated November 23, 1998 executed by Res-Care and the Company, as amended.

     "Contract" means any lease, maintenance contract, service contract, employment agreement, supply agreement or other agreement to which any of the Target Entities is a party (other than the Program Agreements, Management Agreements and the Facility Leases).

     "Convertible Certificates" means the certificates (or affidavits of loss in lieu thereof) for the Convertible Shares.

     "Convertible Shares" means the outstanding shares of Series B Convertible Preferred Stock, par value $.01 per share, of the Company, including, where the context indicates, all accrued and unpaid dividends thereon.

     "DGCL" means the General Corporation Law of the State of Delaware, as amended.

     "Effective Time" shall be as defined in Section 2.4 hereof.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

     "Exchange Agent" shall be as defined in Section 2.7(a) hereof.

     "Exchange Ratio" shall be as defined in Section 2.2(e) hereof.

     "Exchanged Certificates" means the (i) Common Certificates, (ii) Convertible Certificates, and (iii) Redeemable Certificates.

     "Exchanged Securities" means the (i) Common Shares, (ii) Convertible Shares, and (iii) Redeemable Shares, issued and outstanding immediately before the Effective Time.

     "Executive Employment Agreements" means the employment agreements between any of the Target Entities and each of the individuals listed on Schedule 1.1(a).

     "Facilities" means the real properties, together with the buildings, fixtures and improvements located thereon, which are listed on Schedule 1.1(b).

     "Facility Leases" means each of the existing lease agreements relating to the Facilities, which are listed on Schedule 1.1(c).

     "Governing Documents" means in the case of a corporation, its certificate or articles of incorporation and bylaws, in the case of a limited liability company, its articles of organization and operating agreement, and in the case of a partnership, its partnership agreement and certificate of limited partnership, if applicable.

     "Group I Facilities" means the Facilities which are owned by the Group I Lessors, which are noted as "Group I Facilities" on Schedule 1.1(d).

     "Group I Facility Leases" means the Facility Leases between the respective Target Entities and the Group I Lessors, which are noted as "Group I Facility Leases" on Schedule 1.1(d).

     "Group I Lessors" means the entities identified on Schedule 1.1(d).

     "Group II Facilities" means the Facilities which are owned by the Group II Lessors, which are noted as "Group II Facilities" on Schedule 1.1(e).

     "Group II Facility Leases" means the Facility Leases between the respective Target Entities and the Group II Lessors, which are noted as "Group II Facility Leases" on Schedule 1.1(e).

     "Group II Lessors" means the entities identified on Schedule 1.1(e).

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Intellectual Property Rights" means (i) all patents and matters or inventions (whether or not patentable), (ii) all trademarks, service marks, trade names, entity names and logos, (iii) all computer software and related documentation, (iv) all copyrights or writings which are copyrightable, and (v) all applications, extensions, renewals, copies and rights of any nature relating to the same.

     "Issued Shares" means the Res-Care Shares issued to the Shareholders in connection with the Merger.

     "Joint Proxy Statement" means the proxy statement of Company to be included in the Registration Statement for the purposes of obtaining approval by the Shareholders of this Agreement and the amendment of the terms of the Convertible Shares and the Redeemable Shares and the proxy statement/prospectus of Res-Care to be included in the Registration Statement for the purposes of obtaining approval by the shareholders of Res-Care of the issuance of the Res-Care Shares to the Shareholders pursuant to this Agreement, including Res-Care Shares issuable in exchange for Company Options.

     "Knowledge" means the knowledge of the officers and directors of the Target Entities or the knowledge of the officers and directors of Res-Care, as the context requires, and in each case shall mean facts, circumstances or occurrences the respective individuals actually knew or reasonably should have known given his or her involvement in the respective businesses of the Target Entities or Res-Care, as applicable, and the information available to such individual.

     "Licenses" means all licenses, certifications, qualifications, permits and other authorizations from all Agencies, necessary for the Target Entities to conduct their respective businesses and to receive reimbursement for MR/DD Services and/or Managed Services.

     "Managed Operations" means the provision of MR/DD Services by the Managed Providers, which operations are more fully described on Schedule 1.1(f).

     "Managed Providers" means the entities that entered into any Management Agreements with any of the Target Entities as set forth on Schedule 1.1(g).

     "Managed Services" means the services provided with respect to the Managed Operations by any of the Target Entities pursuant to the Management Agreements.

     "Management Agreements" means the agreements by which any of the Target Entities provide management, consulting and/or other services to the Managed Providers, which agreements are more fully described on Schedule 1.1(g).

     "Material Adverse Effect" on a party shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on the financial condition, results of operations, or the business, properties, assets or liabilities of (i) Res-Care and its subsidiaries or (ii) the Target Entities, as the context requires, in each case taken as a whole.

     "MR/DD Services" means services to persons with mental retardation and/or developmental or other disabilities, including persons who are dually diagnosed or require mental health, youth or other support services, whether by the Target Entities or by the Managed Providers at the Managed Operations.

     "Noncompetition Agreements" means the consulting, noncompetition, nonsolicitation and confidentiality agreements to be executed by Res-Care and each of the individuals listed on Schedule 1.1(h) in the forms attached hereto as Exhibits B-1 and B-2.

     "Occupancy Standard" shall mean the requirement that the number of clients receiving MR/DD Services from the Target Entities or Managed Providers in the states described on Schedule 1.1(i) shall be not less than 4,065 clients. A client shall be taken into account for purposes of such Occupancy Standard only to the extent (x) such client is fully qualified for funding by the Agencies having jurisdiction over such services, (y) after the Closing the respective Target Entity or Managed Provider will be entitled to continue to provide such services in the same manner and on the same conditions as previously provided by such Target Entity or Managed Provider and (z) the respective Target Entity or Managed Provider will be entitled to continue to receive all of such funding after the Closing. A client shall not be taken into account for purposes of such Occupancy Standard if any of the Target Entities or Res-Care shall have received notice (verbally or in writing) that (i) such client intends to terminate any agreement or contract for such services, (ii) any of the Agencies having jurisdiction over such services intend that any such agreement or contract be terminated or modified in any adverse manner, or (iii) the Management Agreement between the respective Target Entity or Managed Provider is to be terminated or modified in any adverse manner. In addition, clients of the Managed Providers shall not be taken into account for purposes of such Occupancy Standard if none of the Target Entities provide Managed Services with respect to such client and currently receive management fees with respect thereto.

     "Personal Property" means all tangible personal property owned or leased by the Target Entities. Personal Property shall include, but shall not be limited to, the following items: beds, nursing equipment, therapy equipment, vehicles, food service preparation and distribution equipment, housekeeping equipment, vocational and educational equipment and materials, maintenance equipment, furniture and furnishings, activities and entertainment equipment, and office equipment (including but not limited to computers).

     "Program Agreements" means the agreements or arrangements under which the Target Entities or the Managed Providers provide MR/DD Services, and which are more fully described on Schedule 1.1(j).

     "Redeemable Certificates" means the certificates (or affidavits of loss in lieu thereof) for the Redeemable Shares.

     "Redeemable Shareholders" means the persons or entities listed on Schedule 1.1(k).

     "Redeemable Shares" means the outstanding shares of Series A Redeemable Preferred Stock, par value $.01 per share, of the Company.

     "Registration Rights Agreement" means the registration rights agreement dated the date hereof between Res-Care and the Shareholders.

     "Registration Statement" means the registration statement on Form S-4 to be filed by Res-Care with the SEC for the purpose, among other things, of registering the Res-Care Shares which will be issued in exchange for the Exchanged Securities upon consummation of the Merger.

     "Res-Care Financial Statements" shall mean (i) the consolidated balance sheets and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) of Res-Care as filed in Res-Care's Form 10-K for the year ended December 31, 1998 and (ii) the consolidated balance sheets of Res-Care and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in Res-Care SEC Reports filed with respect to periods ended subsequent to December 31, 1998.

     "Res-Care SEC Reports" shall mean any current or periodic reports Res-Care is required to file with the SEC pursuant to Section 13 of the Exchange Act.

     "Res-Care Shares" means the Common Shares of Res-Care, no par value.

     "SEC" means the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

     "Shareholders" means all of the shareholders of the Company, which shareholders are listed on Schedule 1.1(l).

     "Shareholders Agreement" means the shareholders agreement dated the date hereof between Res-Care and the Majority Shareholders as defined therein.

     "Subsidiaries" means, with respect to the Company, any corporation, partnership or association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company or a combination thereof. For purposes hereof, the Company or any Subsidiary shall be deemed to have a majority ownership interest in a partnership, association or other business entity if the Company or such Subsidiary shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, association or other business entity. The Subsidiaries of the Company are described on Schedule 1.1(m).

     "Supplies" means all of the Target Entities' right, title and interest in and to any and all drugs, medicines, foods, linens, vocational or educational materials and other supplies owned by any Target Entity.

     "Surviving Corporation" shall mean the Company following the Effective
Time.

     "Target Entities" means Company and each of the Subsidiaries.

     "Warrant Certificates" means the certificates (or affidavits of loss in lieu thereof) for the Company Warrants.

                                   ARTICLE II

                              PLAN OF ACQUISITION

     2.1 THE MERGER. Subject to and upon the terms and conditions contained herein, and in accordance with the provisions of Section 251 of the DGCL, Res-Care Sub will be merged with and into Company, with Company being the surviving corporation, in accordance with the Certificate of Merger attached hereto as Exhibit A (the "Certificate of Merger"), which shall be executed and delivered by Res-Care, Res-Care Sub and Company prior to the Merger. Following the Merger, the separate corporate existence of Res-Care Sub shall cease and Company shall be the surviving corporation and shall succeed to and assume all the rights and obligations of Res-Care Sub in accordance with the DGCL. The Merger shall have the effects set forth in Section 259 of the DGCL. By virtue of the Merger and without any further action being required by the Shareholders, all of the Exchanged Securities outstanding immediately before the Effective Time shall cease to exist, and each Exchanged Certificate formerly representing any of such Exchanged Securities shall thereafter represent only the right to be exchanged for the Res-Care Shares, subject to statutory appraisal rights and the payment of cash for fractional share interests, with the number of Issued Shares to be issued for the shares of each class of Exchanged Securities to be as set forth in Section 2.2 hereof. Each share of common stock of Res-Care Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation as of the Effective Time.

     2.2  NUMBER OF ISSUED SHARES.

     (a) Common Shares and Convertible Shares.

          (i) The provisions of this Section 2.2(a)(i) shall apply if the Closing Price is greater than or equal to $20.00 and less than or equal to $26.00. The following amounts of Res-Care Shares shall be issuable at the Effective Time by virtue of the Merger and without any further action on the part of the parties hereto or the holder of any securities: 0.4523 Res-Care Shares shall be issuable in exchange for each Common Share and Convertible Share (excluding accrued and unpaid dividends on the Convertible Shares) issued and outstanding at the Effective Time and for which dissenters rights have not been perfected. As a result of the foregoing provisions, an aggregate of 4,502,149 Res-Care Shares shall be issuable in exchange for the Common Shares and Convertible Shares (excluding accrued and unpaid dividends on the Convertible Shares and assuming full exercise of the Company Warrants (with payment to the Company of the cash exercise price for the same) and no exercise of the Company Options prior to the Effective Time). In the event of any conflict between the preceding sentences, the immediately preceding sentence shall prevail. Notwithstanding the foregoing, the aggregate number of Res-Care Shares to be issued pursuant to this Section 2.2(a)(i) shall be reduced to reflect Common Shares and Convertible Shares pursuant to which dissenters rights have been perfected.

          (ii) The provisions of this Section 2.2(a)(ii) shall apply if the Closing Price is greater than or equal to $18.00 and less than $20.00. The following amounts of Res-Care Shares shall be issuable at the Effective Time by virtue of the Merger and without any further action on the part of the parties hereto or the holder of any securities: the number of Res-Care Shares that shall be issuable in exchange for each Common Share and Convertible Share (excluding accrued and unpaid dividends on the Convertible Shares) issued and outstanding at the Effective Time and for which dissenters rights have not been perfected, shall be equal to the quotient of (A) $9.05 divided by (B) the Closing Price.

          (iii) The provisions of this Section 2.2(a)(iii) shall apply if the Closing Price is less than $18.00. The following amounts of Res-Care Shares shall be issuable at the Effective Time by virtue of the Merger and without any further action on the part of the parties hereto or the holder of any securities: 0.5026 Res-Care Shares shall be issuable in exchange for each Common Share and Convertible Share (excluding accrued and unpaid dividends on the Convertible Shares) issued and outstanding at the Effective Time and for which dissenters rights have not been perfected. As a result of the foregoing provisions, an aggregate of 5,002,830 Res-Care Shares shall be issuable in exchange for the Common Shares and Convertible Shares (excluding accrued and unpaid dividends on the Convertible Shares and assuming full exercise of the Company Warrants (with payment to the Company of the cash exercise price for the same) and no exercise of the Company Options prior to the Effective Time). In the event of any conflict between the preceding sentences, the immediately preceding sentence shall prevail. Notwithstanding the foregoing, the aggregate number of Res-Care Shares to be issued pursuant to this Section 2.2(a)(iii) shall be reduced to reflect Common Shares and Convertible Shares pursuant to which dissenters rights have been perfected.

          (iv) The provisions of this Section 2.2(a)(iv) shall apply if the Closing Price is greater than $26.00 and less than or equal to $29.00. The following amounts of Res-Care Shares shall be issuable at the Effective Time by virtue of the Merger and without any further action on the part of the parties hereto or the holder of any securities: the number of Res-Care Shares that shall be issuable in exchange for each Common Share and Convertible Share (excluding accrued and unpaid dividends on the Convertible Shares) issued and outstanding at the Effective Time and for which dissenters rights have not been perfected shall be equal to the quotient of (A) $11.76 divided by (B) the Closing Price.

          (v) The provisions of this Section 2.2(a)(v) shall apply if the Closing Price is greater than $29.00. The following amounts of Res-Care Shares shall be issuable at the Effective Time by virtue of the Merger and without any further action on the part of the parties hereto or the holder of any securities: 0.4055 Res-Care Shares shall be issuable in exchange for each Common Share and Convertible Share (excluding accrued and unpaid dividends on the Convertible Shares) issued and outstanding at the Effective Time and for which dissenters rights have not been perfected. As a result of the foregoing provisions, an aggregate of 4,036,306 Res-Care Shares shall be issuable in exchange for the Common Shares and Convertible Shares (excluding accrued and unpaid dividends on the Convertible Shares and assuming full exercise of the Company Warrants (with payment to the Company of the cash exercise price for the same) and no exercise of the Company Options prior to the Effective Time). In the event of any conflict between the preceding sentences, the immediately preceding sentence shall prevail. Notwithstanding the foregoing, the aggregate number of Res-Care Shares to be issued pursuant to this Section 2.2(a)(v) shall be reduced to reflect Common Shares and Convertible Shares pursuant to which dissenters rights have been perfected.

     (b) Redeemable Preferred Shares. The number of Res-Care Shares issuable at the Effective Time by virtue of the Merger and without any further action on the part of the parties hereto or the holder of any securities in exchange for each Redeemable Share shall be equal to the quotient of (i) the liquidation value of the Redeemable Shares plus all accrued and unpaid dividends thereon as of the Effective Time divided by (ii) the Closing Price.

     (c) Accrued Dividends on Convertible Preferred Shares. The number of Res-Care Shares issuable at the Effective Time by virtue of the Merger and without any further action on the part of the parties hereto or the holder of any securities in exchange for the accrued and unpaid dividends on the Convertible Shares shall be equal to the quotient of (i) all accrued and unpaid dividends on the Convertible Shares as of the Effective Time divided by (ii) the Closing Price.

     (d) Company Options. At the Effective Time and in accordance with Section 8.10(b) of the Company Stock Option Plan, each Company Option shall be exchanged for the portion of a Res-Care Share determined by the following formulas.

                          S(1) = (((R X CP) -- X) X T)
                                 ---------------------
                                         CP

        Where S(1) = the portion of a Res-Care Share issuable in exchange for a
                     Company Option to purchase one Common Share

               R = the Exchange Ratio

              CP = the Adjusted Closing Price

               X = the exercise price of the Company Option

                T = the difference between the number 1 and the applicable minimum combined rate of withholding taxes required by any governmental or regulatory authority in connection with the payment of the amount contemplated hereby.

     Assuming the Adjusted Closing Price is $23.00 and minimum combined federal and state withholding of 28%, a maximum of 280,884 Res-Care Shares shall be issuable in exchange for the Company Options at the Effective Time. (It is understood by all parties that the minimum statutory withholding percentage may in fact be in excess of the 28% used in this paragraph.)

     (e) Definitions:  For purposes of Section 2.2(d):

     "Adjusted Closing Price" and "Exchange Ratio" shall have the meaning indicated in the following table based upon the applicable Closing Price indicated in the first column:

CLOSING PRICE              ADJUSTED CLOSING PRICE        EXCHANGE RATIO
-------------              ----------------------        --------------
Less than $18.00          $18.00                    0.5026
Greater than or equal to  The Closing Price         The quotient of $9.05
  $18.00 but less than                                divided by the Closing
  $20.00                                              Price.
Greater than or equal to  $23.00                    0.4523
  $20.00 and less than
  or equal to $26.00
Greater than $26.00 and   The Closing Price         The quotient of $11.76
  less than or equal to                               divided by the Closing
  $29.00                                              Price
Greater than $29.00       $29.00                    0.4055

     2.3  ADJUSTMENTS.

          (a) If, between the date of this Agreement and the Closing Date or the Effective Time, as the case may be, (i) the Exchanged Securities shall be changed into a different number of shares or a different class by reason of any reclassification, recapitalization, reorganization, split up, combination, exchange of securities, or readjustment, or a stock dividend, stock split or reverse stock split thereon shall be declared with a record date within such period or (ii) Company shall issue additional shares of its capital stock, the number of Res-Care Shares received in exchange for each share of the capital stock of Company shall be adjusted so that the aggregate number of Res-Care Shares received in exchange for all Exchanged Securities (assuming no Dissenting Shares (as defined in Section 2.6 hereof)) and to be received upon exchange of the Company Options remains unchanged.

          (b) If, between the date of this Agreement and the Closing Date or the Effective Time, as the case may be, the outstanding Res-Care Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, reorganization, split up, combination, exchange of shares, or readjustment, with a record date within such period, or a stock dividend, stock split or reverse stock split thereon shall be declared with a record date within such period, the number of Res-Care Shares received in exchange for each Exchanged Security (as specified in Section 2.2 hereof) and in exchange for each Company Option shall be equitably adjusted to reflect such change.

     2.4 CLOSING, CLOSING DATE AND EFFECTIVE TIME. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Vorys, Sater, Seymour and Pease LLP, 52 East Gay Street, Columbus, Ohio at 9:00 a.m., local time, on or before the second Business Day after the last to occur of the conditions set forth in Articles VIII, IX and X hereof (other than the delivery of officers' certificates and closing opinions), or on such date and at such other time and place as is mutually agreed upon by the parties hereto (the date and time of the Closing is herein called the "Closing Date"). If any of the conditions to the obligations of the parties to this Agreement have not been satisfied or waived by the Closing Date, then the party to this Agreement that is unable to meet such condition or conditions shall be entitled to postpone the Closing by written notice to the other parties until such condition shall have been satisfied or waived (which such party shall seek to cause to occur at the earliest practicable date), but the

Closing shall occur not later than June 30, 1999, unless further extended (i) by written agreement of the parties to this Agreement or (ii) automatically to a date not later than August 31, 1999, due solely to delays caused by the review of the Registration Statement or the Joint Proxy Statement by the SEC or in connection with obtaining other material governmental or third party consents or approvals. The parties shall use their best efforts to effectuate a timely Closing on or before June 30, 1999 as provided in this Section 2.4. The date the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") shall be the "Effective Time."

     2.5 EXECUTION AND DELIVERY OF CLOSING DOCUMENTS. Before the Closing, each party shall cause to be prepared, and at the Closing the parties shall execute and deliver, each agreement and instrument required by this Agreement or the Certificate of Merger to be so executed and delivered. At the Closing, the parties shall (i) deliver the documents, certificates and opinions required to be delivered by Articles IX and X hereof and such other appropriate and customary documents as the other parties reasonably may request for the purpose of consummating the transactions contemplated by this Agreement and the Certificate of Merger in accordance with applicable federal, state and local laws, (ii) provide proof of indication of the satisfaction or waiver, as applicable, of each of the conditions set forth in Articles VIII, IX and X hereof, (iii) cause the appropriate officers of Company and Res-Care Sub to execute and deliver the Certificate of Merger and (iv) consummate the Merger by causing to be filed the properly executed Certificate of Merger with the Delaware Secretary of State in accordance with the provisions of the DGCL. All actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such action is taken or completed.

     2.6 APPRAISAL RIGHTS. Notwithstanding any provision of this Agreement to the contrary, any Exchanged Securities whose holder demands appraisal of such shares under the DGCL or who has demanded and perfected the right, if any, for appraisal of those Exchanged Securities in accordance with the provisions of the DGCL, and as of the Effective Time has not withdrawn or lost such right to such appraisal (collectively, the "Dissenting Shares") shall not be exchanged, or represent a right to receive Res-Care Shares, but the holder shall only be entitled to such rights as are granted by the DGCL. If a Shareholder who demands appraisal of his shares under the DGCL shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, that Shareholder's Exchanged Securities shall be exchanged and represent only the right to receive Res-Care Shares as provided in this Article II, upon the surrender of the certificate or certificates representing those shares. Company shall give Res-Care (a) prompt written notice of any written demands for appraisal of any Exchanged Securities, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL relating to Shareholders' rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Company shall not, except with the prior written consent of Res-Care, voluntarily make any payment with respect to any demands for appraisals of Exchanged Securities, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding any provision of this Agreement to the contrary, Res-Care and Res-Care Sub shall have the right to terminate this Agreement and be released from all obligations hereunder if Res-Care and Res-Care Sub, in their sole and absolute discretion, determine that (i) Shareholders holding in excess of three and one-half percent (3.5%) of the Exchanged Securities entitled to appraisal rights immediately prior to the Effective Time (giving effect to conversion of the Convertible Shares and Redeemable Shares and the exercise of the Company Warrants, respectively) have demanded appraisal rights or (ii) Shareholders have demanded appraisal rights in amounts which jeopardize the accounting treatment specified in Section 2.11.

     2.7  EXCHANGE OF CERTIFICATES FOR EXCHANGED SECURITIES.

          (a) Exchange Agent. At the Closing, Res-Care shall deposit, or shall cause to be deposited, with National City Bank, N.A., or such other exchange agent selected by Res-Care with the Company's prior approval, which shall not be unreasonably withheld (the "Exchange Agent"), for the benefit of the holders of Exchanged Securities, certificates representing the Issued Shares, and, after the Effective Time, if applicable, any cash, dividends or other distributions with respect to the Issued Shares upon due surrender of the Exchanged Certificates (or affidavits of loss in lieu thereof) pursuant to the provisions of this Section 2.7 (such certificates for Issued Shares, together with the amount of any dividends or other distributions payable with respect to the Issued Shares, being hereinafter referred to as the "Exchange Fund").

          (b) Exchange Procedures with Respect to the Exchanged
     Securities. Promptly after the Effective Time, Res-Care shall cause the Exchange Agent to mail to each holder of record of Exchanged Securities (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Exchanged Certificates shall pass, only upon delivery of the Exchanged Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Res-Care and Company may reasonably agree (including but not limited to acknowledgments of the restrictions of applicable securities laws), and (ii) instructions for use in effecting the surrender of the Exchanged Certificates in exchange for (A) certificates representing Issued Shares and (B) any unpaid dividends and other distributions with respect to the Issued Shares and cash in lieu of fractional shares. Upon surrender of an Exchanged Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Exchanged Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole Res-Care Shares that such holder is entitled to receive pursuant to this Article II, (y) a check in the amount (after giving effect to any required tax withholdings) of (A) any cash in lieu of fractional shares plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive with respect to the Issued Shares pursuant to the provisions of this
     Article II, and the Exchanged Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any amount payable upon due surrender of the Exchanged Certificates. In the event of a transfer of ownership of Exchanged Securities that is not registered in the transfer records of the Company, a certificate representing the proper number of Res-Care Shares, together with a check for any cash to be paid upon due surrender of the Exchanged Certificate, may be issued and/or paid to such a transferee if the Exchanged Certificate is presented to the Exchange Agent, properly endorsed or otherwise in proper form for transfer and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

          (c) Distributions with Respect to Unexchanged Shares; Voting.

             (i) All Issued Shares shall be issued and outstanding Res-Care Shares as of the Effective Time. If a dividend or other distribution is declared by Res-Care in respect of the Res-Care Shares, the record date for which is at or after the

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

        Effective Time, that declaration shall include dividends or other distributions in respect of all Issued Shares. No dividends or other distributions in respect of the Issued Shares shall be paid to any holder of any unsurrendered Exchanged Certificate until such Exchanged Certificate is surrendered for exchange in accordance with this Section
        2.7. Subject to the effect of applicable laws, following surrender of any such Exchanged Certificate, there shall be issued and/or paid to the holder of the certificates representing Issued Shares issued without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such Issued Shares and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such Issued Shares with a record date after the Effective Time but with a payment date subsequent to surrender.

             (ii) Holders of unsurrendered Exchanged Certificates shall be entitled to vote after the Effective Time at any meeting of the shareholders of Res-Care the number of Issued Shares represented by such Exchanged Certificates, regardless of whether such holders have exchanged their Exchanged Certificates.

          (d) Transfers. After the Effective Time, except with the prior written consent of Res-Care, there shall be no transfers on the stock transfer books of Company of the Exchanged Securities that were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates are presented to the Company or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

          (e) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional Issued Shares will be issued and any holder of Exchanged Securities entitled to receive a fractional Res-Care Share but for this Section 2.7(e) shall be entitled to receive a cash payment in lieu thereof equal to such fractional proportion of the Closing Price. The fractional share interests of each Shareholder shall be aggregated, and no Shareholder will receive cash in an amount equal to or greater than the Closing Price.

          (f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Issued Shares) that remains unclaimed by the holders of Exchanged Certificates for one year after the Effective Time shall be paid or returned to Res-Care. Any holders of Exchanged Certificates who have not theretofore complied with this Section 2.7 shall thereafter look only to Res-Care for payment of their Issued Shares and any cash, dividends and other distributions in respect thereof payable and/or issuable pursuant to Section 2.2, Section 2.7(c) or Section 2.7(e) upon due surrender of their Exchanged Certificates (or affidavits of loss in lieu thereof), in each case, without any interest thereon. Notwithstanding the foregoing, none of Res-Care, the Company, the Exchange Agent or any other individual or entity shall be liable to any former holder of Exchanged Securities for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (g) Lost, Stolen or Destroyed Certificates. In the event any Exchanged Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed and, if required by Res-Care, the posting by such holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the Issued Shares and any cash payable and any unpaid dividends or other distributions in respect thereof pursuant to
     Section 2.7(c) or Section 2.7(e) upon due surrender of and deliverable in respect of the Exchanged Securities represented by such certificate pursuant to this Agreement.

     2.8 COMPANY OPTIONS. At the Effective Time, each Company Option (as defined in Section 3.5 hereof), whether vested or unvested, shall be exchanged for Res-Care Shares as provided in Section 2.2(d) and pursuant to the authority contained in Section 8.10(b) of the Company Stock Option Plan. Not later than two days prior to the Effective Time, Res-Care shall file a registration statement on Form S-8, as the case may be (or any successor or other appropriate forms), or another appropriate form with respect to the Res-Care Shares to be issued in exchange for the Company Options.

     2.9 SHAREHOLDER MEETINGS. The Company and Res-Care will take all action necessary to convene meetings of holders of all of the respective capital stock of each as promptly as practicable after the effectiveness of the Registration Statement (unless otherwise mutually agreed by Res-Care and Company) to consider and vote upon the approval of this Agreement, the amendment of the terms of the Redeemable Shares and the Convertible Shares, and the approval of payments to Vincent D. Pettinelli, Timothy J. Vogel, and Scott T. Macomber, pursuant to their respective Executive Employment Agreements and the exchange by Timothy J. Vogel and Scott T. Macomber of their Company Options for Issued Shares in the case of the Company and approval and issuance of the Res-Care Shares in the Merger and in exchange for the Company Options in the case of Res-Care. The parties shall coordinate and cooperate with respect to the timing of the meetings and shall use commercially reasonable efforts to cause the meeting of the Shareholders (the "Company's Shareholders' Meeting") and of Res-Care's shareholders (the "Res-Care's Shareholders' Meeting") to be held as soon as practicable after the date hereof, provided that the Company's Shareholders' Meeting shall be held within thirty (30) days after the effectiveness of the Registration Statement. Except to the extent the Board of Directors of Company or Res-Care determines in good faith, after the receipt of an opinion of its outside legal counsel experienced in such matters, that a change in its recommendation is necessary under applicable law, each of Company's and Res-Care's Board of Directors shall recommend such approval, shall not withdraw or modify such recommendation and shall take all lawful action to solicit such approval. In lieu of calling and convening the Company's Shareholders' Meeting, the Company, if permitted by applicable law and the Company's Governing Documents, may obtain approval by the Shareholders of this Agreement and the Merger through a solicitation of written consents (the "Consent Solicitation") through an information statement containing an effective prospectus for the Issued Shares and in form and content satisfactory to Res-Care.

     2.10 RES-CARE BOARD OF DIRECTORS. Res-Care shall cause its Board of Directors, consistent with their fiduciary duties, to appoint (in accordance with Kentucky law and the Governing Documents of Res-Care) Vincent D. Pettinelli to become a member of the Res-Care Board of Directors promptly after the Effective Time.

     2.11 ACCOUNTING TREATMENT. It is the intention of the parties hereto that the Merger will be treated for financial reporting purposes as a pooling-of-interests and the obligations of Res-Care and the Company to consummate the transactions contemplated herein shall be conditioned, inter alia, on the receipt of letters from KPMG LLP and Ernst & Young LLP, in form and substance reasonably satisfactory to Res-Care and the

Company, to the effect that the Merger shall qualify as a pooling-of-interests for financial reporting purposes.

     2.12  THE SURVIVING CORPORATION.

          (a) At the Effective Time, the Certificate of Incorporation of Res-Care Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided herein or by the DGCL.

          (b) At the Effective Time, the bylaws of Res-Care Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided herein or by the DGCL.

          (c) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the officers of Res-Care Sub at the Effective Time shall become officers of the Surviving Corporation. Nothing in this Section 2.12 shall be construed to terminate or otherwise affect the status of any such officer or director as an employee of the Surviving Corporation.

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

     Company represents and warrants to Res-Care and Res-Care Sub as follows:

     3.1 ORGANIZATION AND GOOD STANDING. Each of the Target Entities is duly organized, validly existing, and in good standing under the laws of the respective state described on Schedule 3.1. Company has provided Res-Care with a current certificate of existence and good standing (dated within the last 30 days), of each of the Target Entities issued by the Secretary of State (or other state governmental body authorized to issue the same) of the respective state of organization of such entity. Company has provided to Res-Care a true and correct copy of the Governing Documents, together with all amendments thereto, of each of the Target Entities, under a certificate issued by the President or other chief executive officer of the respective entity, certifying same and also certifying that, other than as noted, no other amendments to such instruments have been adopted or approved.

     3.2 FOREIGN QUALIFICATION. The Target Entities are duly qualified or licensed to do business and in good standing in the respective states set forth on Schedule 3.2 and such jurisdictions are the only jurisdictions where the character of their respective properties owned or held under lease or the nature of their respective business make such qualification necessary and where the failure to so qualify would not reasonably be expected to have a Material Adverse Effect on the Target Entities. Company has provided Res-Care with a current certificate of existence and/or good standing (dated within the last 30 days), issued by the states under which each of the Target Entities have qualified to do business as a foreign corporation, limited liability company or partnership, as the case may be.

     3.3 POWER, AUTHORITY, VALIDITY AND BINDING EFFECT. Subject only to the approval of the Shareholders, Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the other agreements executed or to be executed by it in connection with this Agreement; and the execution, delivery and performance by Company of this Agreement, the Certificate of Merger and the other documents executed or to be executed by it in connection with this Agreement have been

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

duly authorized by all necessary corporate action on the part of Company, subject to approval of the Shareholders. The execution, delivery and performance by Company of this Agreement, the Certificate of Merger and any other documents executed or to be executed by it in connection with this Agreement and the consummation of the transactions provided for herein have been duly authorized and approved by Company's Board of Directors, as required under the DGCL and its Governing Documents. This Agreement, the Certificate of Merger, and the other agreements executed or to be executed by Company in connection with this Agreement have been or will have been duly executed and delivered by Company and are, or will be when executed and delivered, the legal, valid and binding obligations of Company enforceable in accordance with their terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors' rights generally from time to time in effect and general equitable remedies.

     3.4 COMPLIANCE WITH OTHER INSTRUMENTS. Subject only to the Company obtaining or making the approvals, consents and filings described in Schedule
3.4 and the expiration of the applicable waiting period under the HSR Act (or the early termination thereof) and except as would not reasonably be expected to have a Material Adverse Effect on the Target Entities, neither the execution and delivery by Company of this Agreement, the Certificate of Merger, or any other documents executed or to be executed by Company pursuant to this Agreement, nor the consummation by it of the transactions contemplated hereby or thereby, will violate, breach, be in conflict with, or constitute a default under, or permit the termination or the acceleration of the maturity, or result in the imposition of any lien, claim or encumbrance upon any property or asset of any of the Target Entities, pursuant to the Governing Documents of any of the Target Entities or pursuant to any note, bond, indenture, mortgage, deed of trust, evidence of indebtedness, loan or lease agreement, guaranty, other agreement or instrument, judgment, order, injunction or decree by which any of the Target Entities is bound, to which any of them is a party, or to which any asset of any of them is subject.

     3.5 CAPITALIZATION OF TARGET ENTITIES. The authorized capital stock of Company consists solely of the following (after giving effect to the transactions described in Section 8.5 hereof): (a) 15,000,000 shares of common stock, par value $.01 per share, of which 5,716,883 shares are issued and outstanding; and (b) 5,000,000 shares of Preferred Stock, par value $.01 per share, 1,000,000 of which have been designated Series A Redeemable Preferred Stock, all of which shares are issued and outstanding, and 3,684,364 of which have been designated Series B Convertible Preferred Stock, all of which shares are issued and outstanding. All of the issued and outstanding shares of Company are owned beneficially and of record by the individuals or entities and in the amounts specified on Schedule 3.5(a). The Company has issued and outstanding warrants to purchase 552,654 shares of common stock of the Company, which Company Warrants are held beneficially and of record by the individuals or entities and in the amounts specified on Schedule 3.5(b). The Company has issued and outstanding options to purchase 1,168,568 shares of common stock of the Company pursuant to the Company Stock Option Plan (the "Company Options"), which Company Options are currently vested in respect of 484,162 shares of common stock of the Company and none of which Company Options are currently exercisable. The holders of the Company Options, the number of Company Options issued to each of them, the number of Company Options which are currently vested and the exercise price per share of common stock of Company covered by such options are set forth on Schedule 3.5(c). Except as described on Schedules 3.5(a), 3.5(b) or 3.5(c), there are no other shareholders of Company and no other person possesses any rights, warrants or options to acquire any of the capital stock of Company. All of the

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

issued and outstanding shares of capital stock of Company have been duly authorized and validly issued and are fully paid and nonassessable and free from any preemptive rights. There are no shares of capital stock of Company held in its treasury. All of the issued and outstanding capital stock or equity interests of the Subsidiaries are owned beneficially and of record by the Target Entities. There are no other shareholders or holders of equity interests of the Subsidiaries and no other person possesses any rights or options to acquire any of the capital stock or equity interests of the Subsidiaries. Except as set forth on Schedule 3.5(d), there are no voting trusts, shareholder agreements, or other voting arrangements among the Shareholders, Company or any other parties relating to any of the shares of capital stock or equity interest of the Target Entities. Except as set forth on Schedules 3.5(a), 3.5(b), 3.5(c) or 3.5(d), (x) there is no outstanding subscription, contract, convertible or exchangeable security, option, warrant, call, conversion right, stock appreciation right, commitment, or other right obligating any of the Target Entities to issue, sell, exchange or otherwise dispose of, or to purchase, redeem or otherwise acquire, shares of, or securities convertible into or exchangeable for, capital stock or equity interests of any of the Target Entities, to distribute to holders of any class of its capital stock any evidences of indebtedness or assets, or to make any payment to any party based upon the fair market value or book value of any of the Target Entities, and (y) none of the Target Entities has any obligation (contingent or other) to purchase, redeem or otherwise acquire or register under the Securities Act or any state securities law any shares of the capital stock or equity interests of the Target Entities or any interest therein or to pay any dividend or make any other distribution in respect thereof. All securities heretofore issued or sold by the Target Entities were sold and/or issued in compliance with all applicable federal and state securities laws, rules and regulations. Other than the Subsidiaries, as disclosed in the Financial Statements (as described in Section 3.6) or as set forth on Schedule 3.5(e), Company does not own, beneficially or of record, directly or indirectly, any shares of capital stock, partnership interest, or other form of equity interest, or any debenture, note or other form of indebtedness in any other entity.

     3.6 FINANCIAL STATEMENTS AND RECORDS. Company has previously delivered to Res-Care the audited consolidated balance sheets of the Company as of December 31, 1996, December 31, 1997 and December 31, 1998, and the related audited consolidated statements of income, cash flows and stockholders' equity for each of the years then ended and the related notes (collectively, the "Financial Statements"), prepared by the Company and audited by Ernst & Young LLP, the independent auditors of the Company. The Financial Statements (x) were prepared from the books and records of the Target Entities and (y) present fairly in all material respects the assets, liabilities and consolidated financial position of the Company as of the respective dates specified therein, and the income, cash flows and stockholders' equity for the respective periods then ended, all in conformity with generally accepted accounting principles applied on a consistent basis ("GAAP"). Except as set forth on Schedule 3.6, after December 31, 1995, there has been no material change in accounting principles or practices applicable to, or methods of accounting utilized by, any of such entities. The books and records of each of the Target Entities have been and are being maintained in accordance with good business practice, reflect only valid transactions, are correct and complete in all material respects and accurately reflect in all material respects the basis for the financial position and results of operations of such entities on a consolidated basis. The consolidated stockholders' equity of the Company as of the date hereof (determined in accordance with GAAP) is not less than the consolidated stockholders' equity of the Company, as reflected in the balance sheet of the Company at December 31, 1998 (the "Acquisition Balance Sheet"). The total consolidated liabilities of the Company (excluding all preferred stock, accrued dividends on

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

preferred stock and warrants) as of the date hereof minus the total consolidated current assets of the Company as of the date hereof (each determined in accordance with GAAP) is not greater than $53 million. For purposes of making the calculations provided for in the preceding two sentences, (1) any changes to stockholders' equity and/or consolidated liabilities which are a result of expenses incurred by the Company or any of the other Target Entities in connection with the transactions provided for in this Agreement or as a result of the Affiliate Transactions (as defined in Section 8.5 hereof) shall be excluded and (2) any changes to stockholders' equity and/or consolidated liabilities which are a result of transactions or purchases approved in writing by Res-Care shall be excluded.

     3.7 ABSENCE OF UNDISCLOSED LIABILITIES. Except as and to the extent (a) reflected in the Acquisition Balance Sheet, or (b) incurred since December 31, 1998 in the ordinary course of business, or (c) set forth in Schedule 3.7, none of the Target Entities has any liabilities or obligations of any kind or nature for which appropriate accruals or reserves have not been maintained as reflected on the Acquisition Balance Sheet (whether secured or unsecured, absolute, accrued, contingent or otherwise and whether due or to become due), for any period ending on or before the date thereof, which liabilities or obligations could, individually or in the aggregate, have a Material Adverse Effect on the Target Entities.

     3.8  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Since December 31, 1998, except
(i) as otherwise set forth in Schedule 3.8 or (ii) as otherwise expressly referred to in this Agreement, none of the Target Entities have:

          (a) changed or amended its Governing Documents;

          (b) incurred any obligation or liability (fixed or contingent), except normal trade or business obligations incurred in the ordinary course of business, none of which individually or in the aggregate would have a Material Adverse Effect on the Target Entities;

          (c) discharged or satisfied any lien, security interest, charge or other encumbrance or paid any obligation or liability (fixed or contingent), other than in the ordinary course of business, consistent with past practices;

          (d) mortgaged, pledged or subjected to any lien, security interest, charge or other encumbrance any of its assets or properties;

          (e) transferred, leased or otherwise disposed of any of its assets or properties, except for fair consideration in the ordinary course of business, consistent with past practices, or acquired any assets or properties, except in the ordinary course of business, consistent with past practices;

          (f) declared, set aside or paid any distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or equity interests or redeemed or otherwise acquired any of its capital stock or equity interests or split, combined or otherwise similarly changed its capital stock or equity interests or authorized the creation or issuance of or issued or sold any capital stock or equity interests or any securities or obligations convertible into or exchangeable therefor, or granted any person or entity any right to acquire any capital stock or equity interests from any of the Target Entities, or agreed to take any such action;

          (g) made any investment of a capital nature, whether by purchase of stock or securities, contributions to capital, property transfers or otherwise, in any partnership, corporation or other entity, or entered into any agreement or commitment to do the same;

          (h) made or committed to any acquisition of the stock or equity interests of any entity or the operating assets of any going business, or, other than in the ordinary course of business, consistent with past practices, purchased any property or assets;

          (i) forgiven, released, canceled, compromised or permitted to lapse any debt or claim other than in the ordinary course of business, consistent with past practices;

          (j) waived, released, transferred or granted any rights or permitted any License or permit to lapse, or terminated or permitted to terminate any Management Agreement;

          (k) except for wage increases made in the ordinary course of its business and consistent with past practices and consistent with the documents presented to Res-Care, made or granted any wage or salary increase applicable to any group or classification of employees generally, entered into or modified in any respect any employment contract with, or made any loan to, or entered into any transaction of any other nature with, any Shareholder, any officer or employee of any of the Target Entities;

          (l) amended, terminated or waived any material right under any agreement, contract or other written commitment to which it is party or by which it is bound;

          (m) materially reduced the amount of coverage provided by existing casualty and liability insurance policies with respect to the business or properties of any of the Target Entities;

          (n) entered into any transaction other than on an arm's length basis or other than in the ordinary course of business;

          (o) entered into any letters of intent or commitments to acquire the business or assets of any other person or entity or consummated any such acquisitions; or

          (p) suffered any casualty loss or damage (whether or not such loss or damage shall have been covered by insurance), which casualty loss or damage would have a Material Adverse Effect on the Target Entities.

     3.9  GOVERNMENTAL AND THIRD PARTY APPROVALS.  Except as set forth on
Schedule 3.9, no order, authorization, approval or consent from, or filing with, any Agency or any other person or entity is required for the execution, delivery and performance of this Agreement or the Certificate of Merger by Company, is necessary in order to ensure the legality, validity, binding effect or enforceability of this Agreement or the Certificate of Merger, or is necessary in order that the business of each of the Target Entities can be conducted immediately following the Effective Time substantially in the same manner as heretofore conducted, except where the failure to obtain such order, authorization, approval or consent would not reasonably be expected to have a Material Adverse Effect on the Target Entities.

     3.10 TITLE TO PROPERTIES, ABSENCE OF LIENS AND ENCUMBRANCES. Except as set forth on Schedule 3.10, each of the Target Entities has good and marketable title to all assets and properties owned by it, in each case free and clear of all liens, charges, security interests or other encumbrances of any nature whatsoever, other than (i) liens for ad valorem taxes not yet due and payable,
(ii) mechanic's, materialman's, landlord's liens and similar statutory liens arising in the ordinary course of business, or (iii) liens granted in connection with that certain Amended and Restated Credit and Security Agreement dated as of October 2, 1998, and all amendments thereto, and that certain Restructuring Agreement dated December 17, 1998, and all amendments thereto, (collectively the "Company Loan Documents"), all of which would not have a Material Adverse Effect on the Target Entities. True copies of all of the Company Loan Documents have been delivered to Res-Care. Except for any incidental repairs required in the ordinary course of business, all of the Facilities and the Personal Property owned or used by the Target Entities are in a good state of repair (ordinary wear and tear excepted) and operating condition, which in all events shall be at least that condition and level of repair necessary to properly utilize the respective asset under the Licenses and Program Agreements and under any applicable standards of the Agencies or requirements of the Management Agreements, except where the failure thereof would not reasonably be expected to have a Material Adverse Effect on the Target Entities. All of the Personal Property, and all of the Supplies are in a sufficient quantity and adequate quality to operate the Facilities or to conduct operations under the Licenses, the Program Agreements and/or Management Agreements lawfully and consistent with the customary practice of the respective Target Entity, in accordance with applicable rules and regulations and the applicable provisions of the Licenses, the Program Agreements and/or Management Agreements, except where the failure thereof would not reasonably be expected to have a Material Adverse Effect on the Target Entities. All utilities, including, without limitation, gas, electricity, telephone, sewer (or other approved system) and water, have been installed to and in the Facilities and all such utilities are currently in service and adequate for the operation of the Facilities in accordance with the requirements of the Agencies, the Program Agreements and/or Management Agreements, except where the failure thereof would not reasonably be expected to have a Material Adverse Effect on the Target Entities. Except for those assets acquired since the date of the Acquisition Balance Sheet, all properties and assets owned by the Target Entities are reflected on the Acquisition Balance Sheet. None of the Target Entities own any real property other than as disclosed on Schedule 3.10. Schedule 1.1(b) contains a true and complete description of all of the properties owned or leased by the Target Entities or the Managed Providers, together with the buildings, fixtures and improvements located thereon, (i) which serve as administrative or corporate offices of any of the Target Entities, (ii) at which any of the Target Entities provide MR/DD Services, or (iii) at which any of the Managed Providers conduct the Managed Operations.

     3.11 ZONING. Each of the Facilities fully conforms with all current applicable zoning laws and building codes, statutes, rules, regulations and restrictions, the failure to conform with which would have a Material Adverse Effect on the respective Target Entity. The provision of MR/DD Services at the Facilities does not violate any federal, state, local governmental building, zoning, health, safety or other laws, ordinances or regulations, or any applicable private restrictions, except where such violations of which would not have a Material Adverse Effect on the Target Entities. No written notice of the violation of any of said laws, ordinances, regulations, codes or restrictions has been received by any of the Target Entities, the Group I Lessors, or the Group II Lessors.

     3.12  LIST OF PROPERTIES, CONTRACTS AND OTHER DATA.  Annexed hereto as
Schedule 3.12 is a list setting forth the following:

          (a) a description of each lease of real or personal property (other than leases of personal property (i) requiring future annual payments of less than $25,000, (ii) requiring future payments in the aggregate of less than $50,000 or (iii) which is terminable by the respective Target Entity without breach or penalty on less than sixty-one (61) days' written notice provided that it does not require payments or

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

     result in obligations during such period of more than $50,000) to which any of the Target Entities is a party, either as lessee or lessor, including a description of the parties to each such lease, the property to which each such lease relates, and the rental term and monthly (or other) rents payable under each such lease;

          (b) all management agreements, employment agreements, consulting agreements, and independent contractor agreements (other than the Management Agreements) to which any of the Target Entities is a party (other than agreements which (i) provide for future annual payments of less than $25,000, (ii) provide for future payments in the aggregate of less than $50,000 or (iii) which is terminable by the respective Target Entity without breach or penalty on less than sixty-one (61) days' written notice provided that it does not require payments or result in obligations during such period of more than $50,000);

          (c) all guarantees, mortgages, deeds of trust, indentures and loan agreements to which any of the Target Entities is a party (excluding inter-company loans and guarantees); and

          (d) all contracts (other than those described in clauses (a), (b) or (c)) to which any of the Target Entities is a party, or to which any of the Target Entities or any of its or their respective assets or properties is subject, provided, however, that there shall be excluded from said Schedule
     3.12 pursuant to this clause (d) any supply contracts with suppliers and other such contracts incurred in the ordinary course of business and consistent with past practice, other than any such contract which (i) is a contract or group of related contracts which exceeds $25,000 in amount, or
     (ii) cannot be performed in the normal course within six months after the Effective Time without breach or penalty.

True and complete copies of all documents and complete descriptions of all binding oral commitments (if any) referred to in said Schedule 3.12 and all Management Agreements, Program Agreements and Facility Leases have been provided or made available to Res-Care. All provisions of the contracts referred to in such Schedule and all Management Agreements, Program Agreements and Facility Leases are valid and enforceable obligations of the respective Target Entity, as applicable, which is a party thereto and, to the Knowledge of the Target Entities, the other parties thereto. None of the Target Entities nor, to the Knowledge of the Target Entities, any other party is in default under any of the contracts referred to in such Schedule or under any of the Management Agreements, Program Agreements or Facility Leases. None of the Target Entities have been notified in writing of any claim that any contract referred to in such Schedule or that any of the Management Agreements, Program Agreements or Facility Leases is not valid and enforceable in accordance with its terms for the periods stated therein, or that there is under any such contract any existing default or event of default or event by any of the Target Entities which with notice or lapse of time or both would constitute such a default.

     3.13  THIRD-PARTY PAYOR AND CUSTOMER CONTRACTS.  Except as set forth in
Schedule 3.13, none of the Target Entities have lost any Program Agreement or Management Agreement since December 31, 1998. None of the Target Entities has been notified (whether in writing or verbally) that in the event of a sale or change of ownership of any of the Target Entities any of the Program Agreements or Management Agreements would be terminated or modified in any adverse respect or the respective entity would lose or suffer diminution in the contractual relationships under the Program Agreements or Management Agreements. Except as set forth on Schedule 3.13, none of the Target Entities is a party to any covenant or agreement which prohibits, limits, restricts or

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otherwise adversely affects the right of any of such entities to provide MR/DD
Services or engage in any other business.

     3.14 LICENSURE/CERTIFICATION. Except as provided in Schedule 3.14, each of the Target Entities and, to the Knowledge of the Target Entities, its professional staff and the Managed Providers, has all Licenses necessary to provide and receive reimbursement for MR/DD Services or Managed Services rendered thereby. Each such License is in full force and effect and no default, or event which with notice or the passage of time would constitute a default, by any of the Target Entities has occurred and is continuing thereunder. The business of each of the Target Entities is being conducted in compliance with all applicable laws, ordinances, rules and regulations of all Agencies relating to their respective properties or applicable to its or their respective businesses, except where such noncompliance would not have a Material Adverse Effect on the Target Entities. Schedule 1.1(g) contains a true and complete list of all entities and governmental agencies for which any of the Target Entities provide Management Services. Except as set forth on Schedule 3.14, there are no waivers, "grandfather" provisions, or variances or exclusions under any such Licenses. Company has delivered or made available to Res-Care true and correct copies of the most recent annual and complaint surveys or related reports of the Agencies applicable to the Target Entities and the Managed Providers and their respective operations. True and complete copies of any and all plans of correction submitted in response to said surveys and related reports have also been provided to Res-Care. After the Closing, neither the Company, nor any of the Target Entities nor any of the Managed Providers will have any liability, damage, cost or expense relating to or arising out of any claim, deficiency, vendor hold, cost or expense attributable to any audit by, adjustment of reimbursement rates by or proceeding before any Agency relating to any period prior to the Closing, except to the extent properly accrued or otherwise reflected in the Financial Statements or except as would not reasonably be expected to have a Material Adverse Effect on the Target Entities. After the Closing, each of the Target Entities will be entitled to operate and bill under the Licenses and its respective third-party payor agreements on a prospective basis under the identical circumstances and conditions as applicable on the date hereof and as reflected in the Financial Statements. The Target Entities have dealt with and acted as a custodian for the Client Trust Accounts in full compliance with applicable law and all applicable standards, rules and regulations of all Agencies. Except as provided for in the Financial Statements, there is no shortage or shortfall in any of the Client Trust Accounts.

     3.15 LITIGATION, PROCEEDINGS. Schedule 3.15 sets forth a complete list and an accurate description of all claims, actions, suits, proceedings and investigations pending or, to the Knowledge of the Target Entities, threatened, by or against any of (i) the Target Entities, (ii) its or their respective properties, assets, rights or businesses or (iii) any of its or their officers, directors or employees in connection with the business or affairs of any of the Target Entities. There is no basis for any other such claim, action, suit, proceeding or investigation that is not fully covered by insurance (subject to customary deductibles) that would not, individually or in the aggregate, be likely to have a Material Adverse Effect on the Target Entities. There are no actions, suits, proceedings or claims pending before or by any court, arbitrator, or Agency against or affecting any of the Target Entities that would enjoin or prevent the consummation of the transactions contemplated by this Agreement.

     3.16 TAXES; TAX MATTERS. Each of the Target Entities has duly filed or caused to be filed (or obtained valid, currently effective extensions for filing) all federal, state, local and foreign income, franchise, provider, informational, excise, payroll, sales and use, property, withholding and other tax returns, reports, estimates and information and other

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statements or returns (collectively "Tax Returns") required to be filed by or on behalf of it pursuant to any applicable federal, state, local or foreign tax laws for all years and periods for which such Tax Returns have become due, the failure of which to file would have a Material Adverse Effect on the Target Entities. All such Tax Returns were correct in all respects as filed and reflect in all respects the federal, state, local and foreign income, franchise, provider, informational, excise, payroll, sales and use, property, withholding and other taxes, duties, imposts and governmental charges (and charges in lieu of any thereof), together with interest, any additions to tax and penalties (collectively "Taxes") required to be paid or collected by (or allocable to) each of the Target Entities, except to the extent that errors, deficiencies, and the like would not have a Material Adverse Effect on the Target Entities. Each of the Target Entities (i) has paid or caused to be paid all Taxes as shown on Tax Returns filed by it or on any assessment received by it and (ii) has properly and fully recorded as accrued or deferred liabilities in the Financial Statements all Taxes for any period from the date of the last reporting period covered by such Tax Returns. No Target Entity has any material liability for Taxes for any period ending before or including the Closing Date other than amounts that are properly and fully recorded as accrued or deferred liabilities in the Financial Statements. Each deferred tax asset of a Target Entity recorded on the Financial Statements accurately reflects the value of such asset in accordance with generally accepted accounting principles. Since December 31, 1997, none of the Target Entities has made or changed any Tax election, settled any Tax audit or filed any amended Tax Return. For the taxable periods described on Schedule 3.16, the Target Entities listed on Schedule 3.16 had properly elected and were treated as an S corporation within the meaning of section 1361(a) of the Internal Revenue Code of 1986, as amended ("Code"). Each of such elections was validly made and is effective for all such periods. Except as set forth on Schedule 3.16, during such periods, each of such elections were valid and effective for purposes of all states in which such Target Entity was taxable for income tax purposes. Except as set forth on Schedule 3.16, none of the Target Entities has joined in the filing of a consolidated federal income Tax Return other than consolidated federal income Tax Returns with respect to which the Company is the common parent. Schedule 3.16 lists any entity which is not a Target Entity, but with which the Target Entities joined in filing a consolidated Tax Return. No consent under section 341(f) of the Code has ever been filed by or on behalf of any Target Entity. None of the Target Entities has received any written notice of any audit, or any dispute or claim being threatened by any relevant taxing authority concerning any Tax Return or liability for Taxes. Each of the Target Entities has withheld or collected from each payment to each of its employees (or has otherwise paid or made provision for) the amount of all Taxes (including, but not limited to, federal income taxes, Federal Insurance Contribution Act taxes, state and local income and wage taxes, payroll taxes, workers' compensation and unemployment compensation taxes) required to be withheld or collected therefrom, and each of the Target Entities has paid (or caused to be paid) the same in respect of its employees when due, except to the extent that the failure to so withhold or collect and pay would not have a Material Adverse Effect on the Target Entities.

     3.17 LABOR MATTERS. Except as set forth on Schedule 3.17, no collective bargaining agreement is applicable to any employees of any of the Target Entities. Schedule 3.17 indicates: each collective bargaining agreement to which any Target Entity is a party; the expiration date of each such agreement and the union with which each agreement exists; the locations of each Target Entity covered by each agreement; and the number of employees at each location and under each agreement. The collective bargaining agreements described on Schedule
3.17 expire on the dates shown on such Schedule. To the Knowledge of the Target Entities, except as set forth on Schedule 3.17, since the

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

respective dates of execution of such collective bargaining agreements, none of the Target Entities have had any substantive discussion with any of the unions which are parties to the collective bargaining agreements described on Schedule
3.17 regarding the extension, renewal, modification, amendment or termination of any of such agreements. Except as set forth on Schedule 3.17, there are not any disputes between any of the Target Entities and any such employees that would reasonably be expected to have a Material Adverse Effect on the Target Entities or any unresolved labor union grievances or unfair labor practice or labor arbitration proceedings pending or, to the Knowledge of the Target Entities, threatened, relating to the business of any of the Target Entities. Except as set forth on Schedule 3.17, the Target Entities have no Knowledge of any organizational efforts presently being made or threatened involving any of such employees that would reasonably be expected to have a Material Adverse Effect on the Target Entities. Each strike contingency plan maintained by each Target Entity is identified on Schedule 3.17. Schedule 3.17 accurately reflects the number of employees of the Target Entities subject to collective bargaining agreements for each state in which such employees are located. None of the Target Entities have failed to comply in any material respect with any laws relating to employment, including any provisions thereof relating to wages, hours, collective bargaining, the payment of social security and other payroll or similar taxes, equal employment opportunity, employment discrimination or harassment and employment safety, and none of the Target Entities are liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing. Except as set forth on Schedule 3.17, there are no proceedings pending or, to the Knowledge of the Target Entities, threatened, before the National Labor Relations Board with respect to any employees of any of the Target Entities. Except as set forth on Schedule 3.17, there are no discrimination or harassment charges (relating to sex, age, religion, race, national origin, ethnicity, sexual orientation, handicap or veteran status) pending or, to the Knowledge of the Target Entities, threatened, before any federal or state agency or authority against any of the Target Entities. Each of the Target Entities has handled and disposed of all medical wastes or bio-hazardous materials in compliance with all applicable federal, state or local statutes, rules or regulations and in such a manner that does not give rise to any claim of liability by any employee, client or independent contractor of any of the Target Entities, or any other party that would reasonably be expected to have a Material Adverse Effect on the Target Entities.

     3.18 INSURANCE. All policies of fire, liability, workers' compensation, malpractice and professional liability and other forms of insurance providing insurance coverage to or for any of the Target Entities are listed in Schedule
3.18 and (i) the Target Entities are named insureds under such policies, (ii) all premiums required to be paid with respect thereto covering all periods up to and including the Effective Time have been paid, (iii) there has been no lapse in coverage under such policies during any period for which any Target Entity has conducted its operations, (iv) except as disclosed on Schedule 3.18, each such policy has been issued on an "occurrence" basis, and (v) no notice of cancellation or termination has been received with respect to any such policy. After the Effective Time, none of the Target Entities will have any obligation for retrospective premiums for any period prior to the Effective Time. All such policies are in full force and effect and will remain in full force and effect to and including the Effective Time, unless replaced with comparable insurance policies having comparable terms and conditions. Except for those insurance policies identified on Schedule 3.18, all such insurance policies of the Target Entities will continue to be in effect, unless replaced, immediately after the Effective Time, without limit as to time, for occurrences prior to the Effective Time.

Except as set forth on Schedule 3.18, since December 31, 1998, there have been no claims made with respect to such policies.

     3.19 ACCOUNTS RECEIVABLE. The accounts receivable reflected in the Financial Statements, including the Acquisition Balance Sheet, and all accounts receivable arising after December 31, 1998, arose from bona fide transactions in the ordinary course of business with third parties, and the MR/DD Services or Managed Services involved have been performed to the respective clients and/or the account obligors, and no further services are required to be rendered in order to entitle the respective Target Entity to collect the respective accounts receivable in full. There is no dispute as to the validity or collectability of such accounts receivable, except for such disputes that are reflected in the Financial Statements, including the Acquisition Balance Sheet, as a reserve for uncollectible accounts, and neither any such account receivable nor any note receivable of any of the Target Entities (i) has been assigned or pledged to any other person, firm or corporation other than as set forth on Schedule 3.19 or
(ii) is subject to any right of set-off in respect of any obligations of the Target Entities.

     3.20 BOOKS AND RECORDS. Except as set forth on Schedule 3.20, the minute books and stock or similar record books of each of the Target Entities (i) are complete and correct in all material respects and adequately reflect all action taken at all meetings of the shareholders or interest holders, as applicable, and Board of Directors or other governing body of such entities, and (ii) properly and accurately record the issuance and transfer of all shares of capital stock of or equity interests of such entities.

     3.21  EMPLOYEE BENEFIT PLANS.

          (a) Schedule 3.21(a) lists each bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, termination, severance, change of control, compensation, medical, health or other plan, agreement, policy or arrangement that covers employees, directors, former employees or former directors maintained by any of the Target Entities or to which any of the Target Entities contributes or is required to contribute or in which any employee of the Target Entities participates (individually, a "Plan" and collectively, the "Plans"). Each of the Plans has been operated and administered in all material respects in accordance with applicable laws, including but not limited to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Code.

          (b) Except as set forth in Schedule 3.21(b), there are no pending or, to the Knowledge of the Target Entities, threatened, claims by or on behalf of any of the Plans, by any employee or beneficiary covered under such Plan or otherwise involving any such Plan or any of its fiduciaries (other than for routine claims for or disputes concerning benefits).

          (c) Except as set forth in Schedule 3.21(c), (i) each Plan subject to section 401(a) of the Code qualifies thereunder and any trust forming part of such Plan is exempt from taxation pursuant to section 501(a) of the Code, (ii) each trust subject to section 501(c)(9) of the Code qualifies for exemption from federal income tax thereunder, and (iii) any Plan subject to section 125 or 129 of the Code satisfies the requirements of that Code section.

          (d) Except as set forth in Schedule 3.21(d), none of the Target Entities has maintained, contributed to, been required to contribute to or has any liability with respect to, nor do any employees of any Target Entity participate in, a "multi-

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

     employer plan" (as defined in Section 3(37) of ERISA) or a "defined benefit plan" (as defined in Section 3(35) of ERISA).

          (e) Except as set forth in Schedule 3.21(e), none of the Target Entities has incurred any liability as of the Effective Time with respect to any Plan under ERISA (including, without limitation, Title I or Title IV of ERISA), the Code or other applicable law, rules or regulations which has not been satisfied in full to the extent then due, and, to the Knowledge of the Target Entities, no event has occurred, and there exists no condition or set of circumstances which could result in the imposition of any liability or penalty under ERISA, the Code or other applicable law, rules or regulations with respect to any of the Plans (other than the payment of routine claims for benefits, insurance premiums or contributions required under the terms of the Plans).

          (f) Except as set forth in Schedule 3.21(f), no Plan, other than a Plan which is an employee pension benefit plan (within the meaning of Section 3(2)(A) of ERISA), provides benefits, including without limitation, death, health or medical benefits (whether or not insured), with respect to current or former employees of the Target Entities beyond their retirement or other termination of service with the Target Entities (other than (i) coverage mandated by applicable law, (ii) deferred compensation benefits accrued as liabilities on the books of the Target Entities or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary)).

          (g) Except as set forth in Schedule 3.21(g), the consummation of the transactions contemplated by this Agreement will not entitle any current or former employee, officer or director of the Target Entities to severance pay, unemployment compensation or any other payment from the Target Entities, accelerate the time of payment or vesting, increase the amount of compensation or benefits due any such employee, officer or director, or result in any breach or violation of, or a default under, any of the Plans.

          (h) The Target Entities have provided or made available to Res-Care, its counsel or accountants, true and complete copies of the following for each Plan, as applicable: (i) the Plan and all amendments thereto; (ii) the summary plan description of the Plan; (iii) the trust agreement, insurance policy or other instrument relating to the funding of the Plan; (iv) the three most recent Annual Reports (Form 5500 series) and all accompanying schedules filed with the Internal Revenue Service or United States Department of Labor with respect to the Plan; (v) the three most recent audited financial statements for the Plan; and (vi) the policy of fiduciary liability insurance (and agreements related thereto) maintained in connection with the Plan.

          (i) Except as set forth on Schedule 3.21(i), all filings with the Internal Revenue Service, Department of Labor and any other governmental agency having authority over any Plan have been prepared in material compliance with ERISA, the Code and all other applicable laws, rules and regulations and have been filed by or on behalf of the Plan or the Target Entities on a timely basis.

          (j) All contributions required to be made under the terms of any of the Plans as of the date hereof have been timely made or have been appropriately accrued as an expense on the Acquisition Balance Sheet (or if incurred after the date of the Acquisition Balance Sheet, have been properly recorded in the accounting records of the Target Entities). None of the Target Entities have any obligations for retiree health and life benefits under any of the Plans. Except as set forth in Schedule 3.21(j), the Target Entities may amend or terminate each of the Plans under its terms at any time without incurring any material liability thereunder.

          (k) Except as set forth on Schedule 3.21(k), no compensation payable by any of the Target Entities to any of their employees under any existing Plan (including by reason of the transactions contemplated hereby) or agreement may be subject to disallowance of a deduction for Federal income tax purposes under section 162(m) or section 280G of the Code.

          (l) Except as set forth in Schedule 3.21(l), none of the Target Entities has amended, modified, failed to renew or terminated any Plan since December 31, 1998, other than changes required by applicable law, and none of the Target Entities has made or committed to make any increase of contributions or benefits under any Plan which would become effective after the date hereof, other than increased contributions resulting from application of a benefit contribution or allocation formula in effect before December 31, 1998.

     3.22 TRANSACTIONS WITH AFFILIATES. Except as set forth on Schedule 3.22, and except for any intercompany transactions solely among the Target Entities
(i) there are no contracts for the provision of goods or services to any of the Target Entities by any Affiliate of the Company, including but not limited to the Group I Lessors or Group II Lessors (collectively, the "Seller Group"), and
(ii) there are no facilities occupied in whole or in part by any of the Target Entities and no other property, assets, franchises, licenses or rights used by any of the Target Entities that are owned, leased by or to, or occupied by any member of the Seller Group.

     3.23  ENVIRONMENTAL MATTERS.

          (a) For the purposes of this Section 3.23, the following terms shall have the following meanings:

          "Environmental Law" means any applicable federal, state or local law (including case law), ordinance, rule or regulation of the United States and any other jurisdiction within the United States now effective and any order, to which any of the Target Entities is a party or is otherwise directly bound of the United States or other jurisdiction within the United States now effective relating to: (i) human health, (ii) the environment,
     (iii) emissions, discharges or releases of pollutants, contaminants, chemical substances or mixtures, Hazardous Substances or wastes into the environment, or (iv) the processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemical substances or mixtures, Hazardous Substances or wastes or the clean-up or other remediation thereof or relating to the presence of asbestos or presumed asbestos containing material in any building or other structure.

          "Hazardous Substances" means any oil, used oil, polychlorinated biphenyl, or any other substance, whether liquid, solid or gas (i) listed, identified or designated as hazardous or toxic under any Environmental Law,
     (ii) which, applying criteria specified in any Environmental Law, is hazardous or toxic, or (iii) the use or disposal of which is regulated under any Environmental Law.

          (b) None of the Target Entities or any person or entity acting at their direction, and no other person or entity, have discharged, released or emitted, or have, to the

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

     Knowledge of the Target Entities, threatened to discharge, release or emit Hazardous Substances into the air, water, surface water, ground water, land surface or subsurface strata or transported to or from the property of any of the Target Entities except in compliance with all Environmental Laws and except for incidental releases of Hazardous Substances in amounts or concentrations which would not reasonably be expected to give rise to any claims or liabilities against the Target Entities under any Environmental Law. None of the Target Entities or any other person or entity acting at their direction has arranged for disposal, treatment or transport of Hazardous Substances from the property of any of the Target Entities.

          (c) Each of the Target Entities possesses all material licenses, permits and other approval and authorizations that are required under, and is, and at all times in the past has been in material compliance with all Environmental Laws.

          (d) None of the Target Entities have received any notification that there is any violation of any Environmental Law with respect to the business and properties of the Target Entities and none of the Target Entities have received any notification pursuant to any provision of the Comprehensive Environmental Response Compensation and Liability Act, as amended ("CERCLA"), or any similar state statute. No portion of the real property currently or previously owned or leased by any of the Target Entities has been listed or proposed for listing on the National Priority's List or the CERCLIS maintained by the United States Environmental Protection Agency or any similar list maintained by any state.

          (e) To the Knowledge of the Target Entities, there are no underground storage tanks or facilities (as defined in section 101(9)(B) of CERCLA) on any portion of the real property currently or previously owned or leased by any of the Target Entities and any underground storage tank or facility previously located thereon has been removed on a timely basis in compliance with all applicable Environmental Law.

     3.24 ABSENCE OF CERTAIN BUSINESS PRACTICES. None of the Target Entities nor any officer or director of the Target Entities nor, to the Knowledge of the Target Entities, any other person or entity acting on behalf of any of the Target Entities, including without limitation the Managed Providers, acting alone or together, has (i) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from or on behalf of any client, governmental employee or other person or entity with whom any of the Target Entities has done business directly or indirectly, or (ii) directly or indirectly, given or agreed to give any gift or similar benefit to any client, governmental employee or other person or entity who is or may be in a position to help or hinder the business of any of the Target Entities (or assist any of the Target Entities in connection with any actual or proposed transaction) which, in the case of either clause (i) or clause (ii) above, would reasonably be expected to subject any of the Target Entities to any damage or penalty in any civil, criminal or governmental litigation or proceeding.

     3.25  INTELLECTUAL PROPERTY RIGHTS MATTERS.  None of the Target Entities
(i) owns any patents nor (ii) has filed or applied for any patents. Except as set forth on Schedule 3.25, the Target Entities do not have any trade names or trade marks (whether registered or unregistered). Schedule 3.25 describes all Intellectual Property Rights of the Target Entities which are owned by any third party. Company has furnished to Res-Care copies of all agreements, licenses and sublicenses relating to the Target Entities' rights to use such Intellectual Property Rights. None of the Target Entities is in default, and no event has occurred which with notice or lapse of time would constitute a default, under any of such agreements, licenses or sublicenses. None of the Intellectual Property Rights of the Target Entities is used, to the Knowledge of the Target Entities, by the Target Entities in violation of the rights of any third party.
Schedule 3.25 describes all agreements, licenses and sublicenses by which any of the Target Entities has granted to a third party any rights to use or possess any Intellectual Property Rights of such Target Entity. To the Knowledge of the Target Entities, no third party has infringed upon, misappropriated or wrongfully used any of the Target Entities' Intellectual Property Rights.

     3.26 YEAR 2000 COMPLIANCE. Except as provided on Schedule 3.26, and except for deficiencies which would not have a Material Adverse Effect on the Target Entities, the computer software and hardware operated by the respective Target Entities is capable of providing uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000 and date-dependent data in substantially the same manner and with the same functionality as such software and hardware records, stores, processes and calendar dates and date-dependent data as of the date hereof. Except as provided on Schedule 3.26, as of the date hereof the Target Entities have identified all mission-critical software and hardware systems operated by them or furnished to them by third parties and have determined that all remediation and testing of these systems necessary to make them Year 2000 compliant will be completed by June 30, 1999. The Target Entities have surveyed, or will have surveyed prior to Closing, third-party suppliers and vendors that provide essential services to the Target Entities and have not been advised that any such suppliers or vendors expect that they will experience interruptions as a result of Year 2000 issues.

     3.27 FRAUD AND ABUSE. None of the Target Entities nor any officer or director of the Target Entities nor, to the Knowledge of the Target Entities, any other person or entity acting on behalf of any of the Target Entities, including without limitation the Managed Providers, or, to the Knowledge of the Target Entities, any persons who provide professional services under agreements with any of such entities, has engaged in any activities which are prohibited under federal Medicaid, health care fraud, false claims or false statement statutes or the regulations promulgated pursuant to such statutes or related state or local statutes or regulations, including consumer protection statutes, or which are prohibited by rules of professional conduct.

     3.28 VOTING REQUIREMENTS. The affirmative votes or approvals of the holders of (i) a majority of the outstanding Common Shares and Convertible Shares voting together as a single class, (ii) 60% of the outstanding Convertible Shares voting as a single class, and (iii) a majority of the outstanding Redeemable Shares voting as a single class and (iv) a majority of the outstanding Common Shares, Convertible Shares and Redeemable Shares voting together as a single class are the only votes or approvals of holders of any class or series of Company's capital stock necessary under applicable law and the Governing Agreements to approve this Agreement and the transactions described herein. The affirmative votes or approvals of the holders of more than 75% of the outstanding Common Shares and Convertibles Shares voting together as a single class (such percentage being computed in accordance with section 280G of the Code) shall have approved the payments to Vincent D. Pettinelli, Timothy
J. Vogel and Scott T. Macomber under their respective Executive Employment Agreements and the exchange of Company Options issued to Timothy J. Vogel and Scott T. Macomber for Issued Shares.

     3.29 INDEPENDENT INVESTIGATION. The Company hereby acknowledges and affirms that it has conducted and completed its own investigation, analysis and evaluation of Res-Care and its subsidiaries, that it has made all such reviews and inspections of the business, assets, results of operations, condition (financial and otherwise) and prospects of Res-Care and its subsidiaries as it has deemed necessary or appropriate, that it has had the opportunity to request all information it has deemed relevant to the foregoing from Res-Care and its subsidiaries and has received responses it deems adequate and sufficient to all such requests for information, and that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby it has relied solely on (i) its own investigation, analysis and evaluation of Res-Care and its subsidiaries and (ii) the representations and warranties of Res-Care and Res-Care Sub in Article IV hereof and the covenants of Res-Care and Res-Care Sub in Articles V and VII hereof.

     3.30 BROKERS' OR FINDERS' FEES. Except for the Company's engagement of Bear Stearns & Co., Inc., all negotiations relative to this Agreement and the transactions contemplated hereby have been conducted by Company directly with Res-Care and Res-Care Sub, without the intervention of any person on behalf of Company or the Shareholders in such manner as to give rise to any valid claim by any person against any Target Entity, Res-Care or Res-Care Sub for a finder's fee, brokerage commission or similar payment. A copy of the engagement agreement between the Company and Bear Stearns & Co., Inc., as amended has been provided to Res-Care.

     3.31 ACCOUNTING MATTERS. Neither Company nor any Affiliate thereof has taken or agreed to take any action that (without giving effect to any action taken or agreed to be taken by Res-Care or any of its Affiliates) would prevent Res-Care from accounting for the business combination to be effected by the Merger as a pooling-of-interests.

     3.32 COST REPORTS. Except as provided on Schedule 3.32, all cost reports ("Cost Reports") required to be filed by any of the Target Entities and the Managed Providers under federal or state law or any other applicable governmental or private provider regulations or agreements have been prepared and filed in accordance with applicable laws, rules, regulations and agreements, except where the failure to make any such filing would not reasonably be expected to have a Material Adverse Effect on the Target Entities. The Target Entities have paid or made provision to pay, or have adequate reserves for such reflected on the Acquisition Balance Sheet, all proposed or final adjustments received from any Agency or entity having jurisdiction over said regulations, programs or agreements. The books and records of the Target Entities prior to the date hereof (and on the Effective Time will contain all of such information for the periods prior to such date) necessary to enable the Target Entities to timely and accurately file all Cost Reports which are required to be filed after the Effective Time so that such Cost Reports would be accurate and complete in all material respects.

     3.33 STATEMENTS ARE TRUE AND CORRECT. None of the information that has been or will be supplied by the Company and its Affiliates for inclusion in (i) the Registration Statement, (ii) the Joint Proxy Statement and (iii) any other documents to be filed with the SEC or any other regulatory authority in connection with the transactions contemplated hereby will at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective and, with respect to the Joint Proxy Statement, when first mailed to the shareholders of Res-Care and Company, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company and Res-Care shareholders' meetings or Consent Solicitation, if applicable, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading. All documents that the Company is responsible for filing with the SEC or any other regulatory authority in connection with the transactions contemplated hereby, will comply in all material respects with the provisions of applicable law.

     3.34  DISCLOSURE.

     (a) No representation or warranty by the Company in this Agreement and no statement contained in the schedules or exhibits or in any certificate to be delivered pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

     (b) Res-Care has been furnished with, or given access to, complete and correct copies of all agreements, instruments and documents, together with any amendments or supplements thereto, set forth on, or underlying the schedules to this Agreement.

                                   ARTICLE IV

          REPRESENTATIONS AND WARRANTIES OF RES-CARE AND RES-CARE SUB

     Res-Care and Res-Care Sub, jointly and severally, represent and warrant to Company as follows:

     4.1 ORGANIZATION AND GOOD STANDING, FOREIGN QUALIFICATION. Res-Care and Res-Care Sub are corporations duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky and the State of Delaware, respectively. Each of Res-Care and Res-Care Sub is duly qualified or licensed to do business and in good standing as a foreign corporation in every jurisdiction where the character of their respective properties owned or held under lease or the nature of their respective business make such qualification necessary, except where the failure to so qualify could have a Material Adverse Effect on Res-Care and its subsidiaries. Res-Care Sub has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement.

     4.2 POWER AND AUTHORITY, VALIDITY. Subject only to the approval of the shareholders of Res-Care, Res-Care and Res-Care Sub each has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the other documents executed or to be executed by Res-Care and Res-Care Sub in connection with this Agreement, and the execution, delivery and performance by Res-Care and Res-Care Sub of this Agreement, the Certificate of Merger and the other documents executed or to be executed by Res-Care and Res-Care Sub in connection with this Agreement have been duly authorized by all necessary corporate action, subject to approval of the shareholders of Res-Care. This Agreement, the Certificate of Merger and the other documents executed or to be executed by Res-Care and Res-Care Sub in connection with this Agreement have been or will have been duly executed and delivered by Res-Care and Res-Care Sub and are or will be, when executed and delivered, the legal, valid and binding obligations of Res-Care and Res-Care Sub, enforceable in accordance with their terms subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors' rights generally from time to time in effect and general equitable remedies.

     4.3 COMPLIANCE WITH OTHER INSTRUMENTS. Subject only to any necessary approval by the Agencies of the transactions contemplated herein, the expiration of the applicable

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

waiting period under the HSR Act (or the early termination thereof), necessary filings under the Securities Act and the Exchange Act, and other than a consent required to be obtained from PNC Bank, National Association, as the Administrative Bank (the "Administrative Bank") under the loan documents evidencing Res-Care's principal credit facility, neither the execution and delivery by Res-Care and Res-Care Sub of this Agreement, the Certificate of Merger, or any other documents executed or to be executed by Res-Care or Res-Care Sub, nor the consummation by them of the transactions contemplated hereby and thereby will violate, breach, be in conflict with or constitute a default under or permit the termination or the acceleration of the maturity of or result in the imposition of any lien, claim or encumbrance upon any property or asset of Res-Care or Res-Care Sub pursuant to, the Governing Documents of Res-Care or Res-Care Sub or pursuant to any note, bond, indenture, mortgage, deed of trust, evidence of indebtedness, loan or lease agreement, guaranty, other agreement or instrument, judgment order, injunction or decree by which Res-Care or Res-Care Sub is bound, to which either of them is a party, or to which any asset of either of them is subject.

     4.4 CAPITALIZATION OF RES-CARE. The authorized capital stock of Res-Care consists solely of the following: (a) 40,000,000 shares of common stock, no par value, of which 18,911,726 shares were issued and outstanding as of December 31, 1998; 6,665,999 shares were reserved for issuance at that date upon conversion of approximately $131 million of outstanding convertible notes; and 2,981,127 shares were reserved for issuance at that date upon exercise of outstanding employee stock options; and (b) 1,000,000 shares of preferred stock, par value $.01 per share, of which no shares of preferred stock were issued and outstanding as of December 31, 1998. The Issued Shares and the Res-Care Shares issued in exchange for the Company Options shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable and free from any preemptive rights. Res-Care has reserved sufficient Res-Care shares for issuance pursuant to the Merger. As of the date hereof, except as set forth herein or on
Schedule 4.4, there are no options, warrants or other rights, agreements or commitments outstanding obligating Res-Care to issue shares of its capital stock. All of the outstanding shares of capital stock of Res-Care Sub are owned by Res-Care, free and clear of any lien or encumbrance, other than any security interest granted by Res-Care to the Administrative Bank.

     4.5 SEC REPORTS. Res-Care has delivered to Company true and complete copies of (i) Res-Care's Annual Report on Form 10-K for the year ended December 31, 1998, and (ii) all periodic reports, if any, on Form 8-K and Form 10-Q filed with the SEC after December 31, 1998. Such documents and reports did not on their dates of filing, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 1998, Res-Care has timely filed all SEC Reports. As of its respective date (or, if amended or superseded by a later-dated filing prior to the date of this Agreement, then on the date of such filing), each of such Res-Care SEC Reports, including the financial statements, exhibits and schedules thereto, complied in all material respects with the applicable requirements of the rules and regulations of the SEC. As of its respective date, each such Res-Care SEC Report did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     4.6 FINANCIAL STATEMENTS. The financial statements of Res-Care included in the Res-Care SEC Reports that have been filed since January 1, 1997 have been prepared in accordance with GAAP applied on a consistent basis with prior periods (except as may be indicated in the notes thereto), and present fairly the consolidated financial position of Res-Care and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any interim financial statements).

     4.7 ABSENCE OF UNDISCLOSED LIABILITIES. Except as and to the extent (a) reflected in the consolidated balance sheet of Res-Care and its consolidated subsidiaries at December 31, 1998 (the "Res-Care Balance Sheet"), (b) incurred since December 31, 1998 in the ordinary course of business, or (c) set forth in
Schedule 4.7, Res-Care does not have any liabilities or obligations of any kind or nature for which appropriate accruals or reserves have not been maintained as reflected on the Res-Care Balance Sheet (whether secured or unsecured, absolute, accrued, contingent or otherwise and whether due or to become due), for any period ending on or before the date thereof, which liabilities or obligations would be required to be reflected on a consolidated balance sheet of Res-Care and its consolidated subsidiaries prepared in accordance with GAAP.

     4.8  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as set forth on Schedule
4.8 or as disclosed in Res-Care SEC Reports, since December 31, 1998, no event has occurred, which individually or collectively, has had a Material Adverse Effect on Res-Care and its subsidiaries.

     4.9 NECESSARY APPROVALS AND CONSENTS. Other than (a) in connection with or in compliance with the DGCL with respect to effectuating the Merger, (b) consents required by the Agencies, (c) the expiration of the applicable waiting period under the HSR Act (or the early termination thereof), (d) filings to be made under the Securities Act and state securities or "blue sky" laws, (e) filings to be made under the Exchange Act, (f) shareholder approval required under the rules and regulations of the Nasdaq National Market, or (g) the consent of the Administrative Bank, no order, authorization, consent, permit or license or approval of or declaration, registration or filing with, any person or governmental or regulatory authority or agency is necessary for the execution and delivery by Res-Care and Res-Care Sub of this Agreement, the Certificate of Merger and the other agreements executed or to be executed by either of them in connection with this Agreement and the consummation by Res-Care and Res-Care Sub of the transactions contemplated by this Agreement and the Certificate of Merger.

     4.10 LITIGATION AND GOVERNMENT CLAIMS. Except as set forth in the documents described in Section 4.5 hereof, there is no pending suit, claim, action or litigation or administrative, arbitration or other proceeding or governmental investigation or inquiry against Res-Care or Res-Care Sub which would have a Material Adverse Effect on Res-Care and its subsidiaries. Except as set forth in the documents described in Section 4.5 hereof, to the Knowledge of Res-Care, there are no such proceedings threatened or contemplated or any unasserted claims (whether or not the potential claimant may be aware of the claim), which would have a Material Adverse Effect on Res-Care and its subsidiaries.

     4.11 INDEPENDENT INVESTIGATION. Res-Care hereby acknowledges and affirms that it has conducted and completed its own investigation, analysis and evaluation of the Target Entities, that it has made all such reviews and inspections of the business, assets, results of operations, condition (financial and otherwise) and prospects of the Target Entities as it has deemed necessary or appropriate, that it has had the opportunity to request all information it has deemed relevant to the foregoing from the Target Entities and has received responses it deems adequate and sufficient to all such requests for information, and that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby it has relied solely on (i) its own investigation, analysis and evaluation of the Target Entities and (ii) the representations and warranties of the Company in Article III hereof and the covenants of the Company in Articles V and VI hereof. Notwithstanding the foregoing, because of the confidential nature of the discussions between the parties, Res-Care has not been afforded the opportunity to contact, interview or ask questions of any employees of the Target Entities other than those employees listed on Schedule 4.11.

     4.12 BROKERS' OR FINDERS' FEES. Except for Res-Care's engagement of J.C. Bradford & Co., LLC, all negotiations relative to this Agreement and the transactions contemplated hereby have been conducted by Res-Care and Res-Care Sub directly with Company, without the intervention of any person on behalf of Res-Care or Res-Care Sub in such manner as to give rise to any valid claim by any person against Company or the Shareholders for a finder's fee, brokerage commission or similar payment. All of the fees and expenses of J.C. Bradford & Co. LLC with respect to such engagement shall be paid by Res-Care.

     4.13  DISCLOSURE.

     (a) No representation or warranty by Res-Care or Res-Care Sub in this Agreement and no statement contained in the schedules or exhibits or in any certificate to be delivered pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

     (b) Company has been furnished with, or given access to, complete and correct copies of all agreements, instruments and documents, together with any amendments or supplements thereto, set forth on, or underlying the schedules to this Agreement.

     4.14 ACCOUNTING MATTERS. Neither Res-Care nor any Affiliate thereof has taken or agreed to take any action that (without giving effect to any action taken or agreed to be taken by Company or any of its Affiliates) would prevent Res-Care from accounting for the business combination to be effected by the Merger as a pooling-of-interests.

     4.15 STATEMENTS ARE TRUE AND CORRECT. None of the information that has been or will be supplied by Res-Care and its Affiliates for inclusion in (i) the Registration Statement, (ii) the Joint Proxy Statement and (iii) any other documents to be filed with the SEC or any other regulatory authority in connection with the transactions contemplated hereby will at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective and, with respect to the Joint Proxy Statement, when first mailed to the shareholders of Res-Care and Company, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company and Res-Care shareholders' meetings or Consent Solicitation, if applicable, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading. All documents that Res-Care is responsible for filing with the SEC or any other regulatory authority in connection with the transactions contemplated hereby, will comply in all material respects with the provisions of applicable law.

     4.16 VOTING REQUIREMENTS. The affirmative vote of a majority of the total votes cast in person or by proxy, with a quorum present, by the holders of the Res-Care Shares is the only vote of the holders of any class or series of Res-Care's capital stock necessary to approve the issuance of the Res-Care Shares to the Shareholders pursuant to this Agreement and to approve the issuance of the Res-Care Shares in exchange for the Company Options.

     4.17 YEAR 2000 COMPLIANCE. Except as provided on Schedule 4.17, and except for deficiencies which would not have a Material Adverse Effect on Res-Care and its subsidiaries, the computer software and hardware operated by Res-Care and its subsidiaries is capable of providing uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000 and date-dependent data in substantially the same manner and with the same functionality as such software and hardware records, stores, processes and calendar dates and date-dependent data as of the date hereof. Except as provided on Schedule 4.17, as of the date hereof, Res-Care and its subsidiaries have identified all mission-critical software and hardware systems operated by them or furnished to them by third parties and have determined that all remediation and testing of these systems necessary to make them Year 2000 compliant will be completed by October 31, 1999. Res-Care and its subsidiaries have surveyed, or will have surveyed prior to Closing, third-party suppliers and vendors that provide essential services to Res-Care and its subsidiaries and have not been advised that any such suppliers or vendors expect that they will experience interruptions as a result of Year 2000 issues.

     4.18 FRAUD AND ABUSE. None of Res-Care and its subsidiaries nor any officer or director of Res-Care or any of its subsidiaries nor, to the Knowledge of Res-Care, any other person or entity acting on behalf of Res-Care or any of its subsidiaries, or, to Res-Care's Knowledge, any persons who provide professional services under agreements with any of such entities, has engaged in any activities which are prohibited under federal Medicaid, health care fraud, false claims or false statement statutes or the regulations promulgated pursuant to such statutes or related state or local statutes or regulations, including consumer protection statutes, or which are prohibited by rules of professional conduct.

     4.19 ABSENCE OF CERTAIN BUSINESS PRACTICES. None of Res-Care or its subsidiaries nor any officer or director of Res-Care or any of its subsidiaries nor, to the Knowledge of Res-Care, any other person or entity acting on behalf of Res-Care or any of its subsidiaries, acting alone or together, has (i) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from or on behalf of any client, governmental employee or other person or entity with whom Res-Care or any of its subsidiaries has done business directly or indirectly, or (ii) directly or indirectly, given or agreed to give any gift or similar benefit to any client, governmental employee or other person or entity who is or may be in a position to help or hinder the business of Res-Care or any of its subsidiaries (or assist Res-Care or any of its subsidiaries in connection with any actual or proposed transaction) which, in the case of either clause (i) or (ii) above, would reasonably be expected to subject Res-Care or any of its subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or proceeding.

                                   ARTICLE V

             JOINT COVENANTS OF COMPANY, RES-CARE AND RES-CARE SUB

     Company, on the one hand, and Res-Care and Res-Care Sub, jointly and severally on the other hand, covenant with each other as follows:

     5.1 HSR FILING. Res-Care and Company shall cooperate in good faith and take all actions reasonably necessary or appropriate to file within ten days of the date hereof, and expeditiously and diligently prosecute to a favorable conclusion, the premerger notification and report forms to be filed under the HSR Act which are required to be filed by each of them in connection herewith with the Federal Trade Commission (the "FTC") and the Department of Justice (the "DOJ") pursuant to the HSR Act; provided that Res-Care shall not be required to accept any conditions that may be imposed by the FTC or the DOJ in connection with such filings that would require the divestiture of any assets of Res-Care, Company or their respective subsidiaries or otherwise have a Material Adverse Effect on such party.

     5.2  REGISTRATION STATEMENT AND JOINT PROXY STATEMENT; SPECIAL MEETINGS.

     (a) As promptly as practical, after the execution of this Agreement, Res-Care and Company shall prepare and file with the SEC the Joint Proxy Statement to be sent to the shareholders of Res-Care and Company in connection with the Res-Care's Shareholders' Meeting and the Company's Shareholders' Meeting to approve the issuance of the Issued Shares and consider the Merger, respectively, and Res-Care shall prepare and file with the SEC the Registration Statement in which the Joint Proxy Statement will be included as a prospectus. Res-Care and Company shall use all reasonable efforts to cause the Registration Statement to become effective as soon as practical after such filing. The Joint Proxy Statement shall include the recommendation of the Board of Directors of Company in favor of this Agreement and the Merger and the recommendation of the Board of Directors of Res-Care in favor of the issuance of the Issued Shares pursuant to the Merger and in exchange for the Company Options, provided that the Board of Directors of Company may withdraw such recommendation, after consultation with its outside legal counsel and compliance with any applicable requirements of Section 6.3 hereof, if it determines in good faith that the withdrawal of such recommendation is necessary for the Board of Directors to comply with its fiduciary duties under applicable law. Res-Care and Company shall make all other necessary filings with respect to the Merger under the Securities Act and the Exchange Act.

     (b) Each of the parties will cooperate in the preparation of the Registration Statement and the Joint Proxy Statement. Each of the parties will as promptly as practicable after the date hereof furnish all such data and information relating to it as the other may reasonably request for the purpose of including such data and information in the Registration Statement and Joint Proxy Statement. Each party shall notify the other of the receipt of any comments of the SEC with respect to the Registration Statement or the Joint Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to the other promptly copies of all correspondence to and from the SEC with respect to the Registration Statement or the Joint Proxy Statement. Res-Care shall give Company and its counsel the opportunity to review the Registration Statement and the Joint Proxy Statement and all responses to requests for additional information by and replies to comments of the SEC before their being filed with, or sent to, the SEC. Each party agrees to use commercially reasonable efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause (x) the Registration Statement to be declared effective by the SEC at the earliest practicable time and to be kept effective as long as is necessary to consummate the Merger, and (y) the Joint Proxy Statement to be mailed to the holders of Res-Care Shares and Company capital stock entitled to vote at the meetings of the shareholders of Res-Care and Company at the earliest practicable time.

     (c) Each of the parties shall, as soon as practicable following effectiveness of the Registration Statement, take all action necessary under the applicable state law of the jurisdiction of its incorporation and its respective Governing Documents to convene a special meeting of its respective shareholders (the "Special Meetings") for the purpose of approving the transactions contemplated by this Agreement; provided that (i) Res-Care may incorporate the proposal into its annual meeting of shareholders and (ii) the Company may, in lieu of convening a Special Meeting, conduct a Consent Solicitation. The parties shall coordinate and cooperate with respect to the timing of any such Meetings or Consent Solicitation and shall use commercially reasonable efforts to cause the Meetings (or Consent Solicitation) to be held as soon as practicable after the date hereof, provided that the Company's Shareholders' Meeting (or Consent Solicitation) shall be held within thirty (30) days after the effectiveness of the Registration Statement.

     (d) Company shall take such action as may be necessary to insure that (i) the information to be supplied by Company for inclusion in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading, and (ii) the information supplied by Company for inclusion in the Joint Proxy Statement shall not, on the date the Joint Proxy Statement is first mailed to shareholders of Company or Res-Care, at the time of the Company's Shareholders' Meeting (or Consent Solicitation) and Res-Care's Shareholders' Meeting, and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company's Shareholders' Meeting (or Consent Solicitation) or Res-Care's Shareholders' Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Company or any of its Affiliates', officers, or directors is discovered by Company which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Company shall promptly so inform Res-Care.

     (e) Res-Care shall take such action as may be necessary to insure that (i) the information supplied by Res-Care for inclusion in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading, and (ii) the information supplied by Res-Care for inclusion in the Joint Proxy Statement shall not on the date the Joint Proxy Statement is first mailed to shareholders of Res-Care or Company, at the time of the Res-Care's Shareholders' Meeting and Company's Shareholders' Meeting (or, as the case may be, Consent Solicitation), and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies or written consents, as the case may be, for the Res-Care's Shareholders' Meeting or Company's Shareholders' Meeting or the Consent Solicitation which has become false or misleading. If at any time prior to the Effective Time any event relating to Res-Care or any of its Affiliates', officers, or directors is discovered by Res-Care which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Res-Care shall promptly so inform Company.

     5.3 NOTICE OF ANY MATERIAL CHANGE. Until the Effective Time, Company, Res-Care and Res-Care Sub shall, promptly after the first notice or occurrence thereof but prior to the Effective Time, advise the others in writing of any event or the existence of any state of facts that:

          (a) would make any of its or their representations and warranties in this Agreement untrue in any respect; or

          (b) would otherwise constitute a Material Adverse Effect on Res-Care or Company and their respective subsidiaries, in each case taken as a whole. No supplement or amendment to any Schedule shall have any effect for the purpose of continuing the satisfaction of or compliance with the conditions to the obligations of the parties to consummate the Merger set forth elsewhere in this Agreement.

     5.4 PRESS RELEASES AND PUBLIC ANNOUNCEMENTS. The Company and Res-Care shall consult with each other before issuing any press releases or making any public statements with respect to the Merger and the transactions contemplated hereby and shall not issue any such press release or such public statement prior to such consultation and without the approval of the other (which approval shall not be unreasonably withheld or delayed, and, with respect to Res-Care, such approval shall not be required if such disclosure is required by (i)applicable law, rules and regulations or (ii) obligations under the rules, regulations and listing requirements of the Nasdaq National Market).

     5.5 NOTICE AND CURE. Each party will notify the other of, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practical after it becomes known to such party, that causes or will cause any covenant or agreement of such party under this Agreement to be breached or that renders or will render untrue any representation or warranty of such party contained in this Agreement. Each party also will notify the other in writing of, and will use all commercially reasonable efforts to cure, before the Closing, any violation or breach, as soon as practical after it becomes known to such party, of any representation, warranty, covenant or agreement made by such party. No notice given pursuant to this paragraph shall have any effect on the representations, warranties, covenants or agreement contained in this Agreement for purposes of determining satisfaction of any condition contained herein.

     5.6 UPDATE SCHEDULES. Each party hereto will promptly disclose to the other any information contained in its representations and warranties and on the related disclosure schedules that, because of an event occurring after the date hereof, is incomplete or no longer correct; provided however, that none of such disclosures will be deemed to modify, amend or supplement the representations and warranties of such party, unless the other party consents to such modification, amendment or supplement in writing.

     5.7  ADDITIONAL AGREEMENTS.

          (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take or cause to be taken, all actions and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals (including but not limited to the any approval or expiration of the applicable waiting period required under the HSR Act), to effect all necessary registrations and filings and to remove any other legal restriction to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible).

          (b) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Res-Care, Res-Care Sub and Company shall take all such necessary reasonable action.

          (c) Neither Res-Care or Res-Care Sub nor Company shall take any action which would jeopardize the characterization of the Merger as a reorganization within the meaning of section 368(a) of the Code or the treatment of the Merger for financial reporting purposes as a pooling-of-interests. Each of Res-Care and Company shall use commercially reasonable efforts to cause its Affiliates not to take any action that would jeopardize the characterization of the Merger as a reorganization within the meaning of section 368(a) of the Code or preclude the ability of Res-Care to account for the business combination to be effected by the Merger as a pooling-of-interests.

          (d) Subject to the terms and conditions of this Agreement, Res-Care and Company will each use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent that are applicable to each of them, and to cause the transactions contemplated by this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all material consents and authorizations of third parties and to make filings with, and give notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby.

                                   ARTICLE VI

                              COVENANTS OF COMPANY

     Company covenants and agrees with Res-Care and Res-Care Sub as follows:

     6.1 ACCESS; CONFIDENTIALITY. During the period pending the Closing Date, Company shall afford to Res-Care and to Res-Care's officers, employees, accountants, counsel and other authorized representatives, full access during regular business hours to assets, properties, books, contracts, commitments and records of the Target Entities and will furnish or use its best efforts to cause representatives to furnish promptly to Res-Care such additional financial and operating data and other documents and information (certified if requested and reasonably susceptible to certification) relating to their respective businesses and properties as Res-Care or its duly authorized representatives may from time to time reasonably request. Res-Care acknowledges that all of such information shall be subject to Res-Care's obligations in the Confidentiality Letter. The obligations and agreements of Res-Care Representatives (as such term is defined in Confidentiality Letter) shall terminate at the Effective Time.

     6.2 CONDUCT OF BUSINESS PRIOR TO CLOSING DATE. From the date hereof to the Closing Date, the Target Entities shall:

          (a) conduct their respective business operations in the ordinary and usual course of business consistent with past and current practices and shall use their best efforts to maintain and preserve intact their business organizations and goodwill, to retain the services of their key officers and employees and to maintain satisfactory relationships with suppliers, distributors and others having business relationships with them (including but not limited to the Managed Providers);

          (b) confer on a regular and frequent basis with one or more representatives of Res-Care to report operational matters and the general status of ongoing operations including profit margins, cost increases and material adverse trends;

          (c) notify Res-Care of any emergency or other change in the normal course of the business of the Target Entities and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) not within the Knowledge of Res-Care if such emergency, change, complaint, investigation or hearing would have a Material Adverse Effect on the Target Entities;

          (d) notify Res-Care of the status of any discussions between labor unions and any Target Entity, permit Res-Care to consult with the Target Entity and participate in any discussions that Res-Care determines could adversely affect future operations; and

          (e) except in connection with the transactions expressly contemplated by this Agreement or as set forth on Schedule 6.2(e), take no action (or fail to take any action) which would cause or permit their respective representations and warranties contained in this Agreement to be untrue in any respect at the Effective Time, including but not limited to the matters described in paragraphs (a) through (o) of Section 3.8 hereof.

     6.3  NO SOLICITATION.

          (a) Prior to the earlier of (i) the termination of this Agreement or
     (ii) the Effective Time, none of the Target Entities shall directly or indirectly, through any officer, director, employee, representative or agent of any of the Target Entities, solicit or encourage the initiation or submission of any inquiries, proposals or offers regarding any acquisition, merger, take-over bid, sale of all or substantially all of the assets or 15% or more of the outstanding shares of capital stock of Company or any subsidiary, whether or not in writing and whether or not delivered to the shareholders of Company generally (including without limitation by way of a tender offer) (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"). Nothing contained in this Section
     6.3 or any other provision of this Agreement shall prevent the Board of Directors of Company from considering an unsolicited bona fide Acquisition Proposal. If the Board of Directors of Company, after duly considering advice, written or otherwise, of outside counsel and financial advisors to Company, determines in good faith that it would be inconsistent with its fiduciary responsibilities to not approve or recommend (and in connection therewith withdraw or modify its approval or recommendation of this Agreement, and the transactions contemplated hereby) a Superior Proposal (as defined below), then, notwithstanding any such approval or recommendation (x) Company shall not enter into any agreement with respect to the Superior Proposal and (y) any other obligation of Company under this Agreement shall not be affected, unless this Agreement is terminated pursuant to

     Section 11.1 hereof prior to or simultaneously with the grant of such approval or the making of such recommendation and Company, within five Business Days following such termination resulting from such Superior Proposal, pays Res-Care the Termination Fee (as defined in Section 11.1(i)). As used herein the term "Superior Proposal" means an unsolicited bona fide proposal made by a third party to acquire Company pursuant to a tender or exchange offer, a merger, a sale of all or substantially all of its assets or otherwise that the Company's Board of Directors determines in its good faith judgment to be more favorable to the holders of the Company Shares from a financial point of view than the transactions contemplated by this Agreement (after considering the advice, written or otherwise, of Company's professional advisors).

          (b) Company shall immediately notify Res-Care after receipt of any formal, informal, written or oral Acquisition Proposal or any request for nonpublic information relating to any of the Target Entities in connection with an Acquisition Proposal or for access to the properties, books or records of any of the Target Entities that informs the Board of Directors or any of the Target Entities that some other party is considering making, or has made, an Acquisition Proposal. Such notice to Res-Care shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

          (c) If Company has determined to terminate this Agreement pursuant to
     Section 11.1(i) hereof, prior to the time Company gives such notice to Res-Care of such termination, Company shall give written notice to Res-Care of its intent to terminate and, thereafter Res-Care shall have ten (10) Business Days in which to propose additional terms to this Agreement (the "New Proposal"); provided, however, if Res-Care's New Proposal is equal to the Superior Proposal, Company shall be obligated to reject the Superior Proposal and accept Res-Care's New Proposal.

          (d) If the Board of Directors of Company receives a request for material nonpublic information by a party who makes or who states in writing that it intends, subject to satisfactory review of such nonpublic information, to make a bona fide Acquisition Proposal, Company may, subject to the execution of a confidentiality agreement substantially similar to that then in effect between Company and Res-Care, provide such party with access to information regarding Company.

     6.4 STANDSTILL. If this Agreement is terminated, none of the Target Entities shall for a period of two (2) years following such termination (i) acquire, offer to acquire or agree to acquire directly or indirectly by purchase or otherwise any voting securities of Res-Care, (ii) make or in any way participate directly or indirectly in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the SEC) or seek to advise or influence any person or entity with respect to the voting of any voting securities of Res-Care, (iii) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of Res-Care or (iv) otherwise act alone or in concert with others to seek control or influence the management, board of directors or policies of Res-Care.

                                  ARTICLE VII

                             COVENANTS OF RES-CARE

     Res-Care covenants and agrees with the Company as follows:

     7.1 CONDUCT OF BUSINESS OF RES-CARE SUB. Prior to the Effective Time, except as may be required by applicable law and subject to the other provisions of this Agreement, Res-Care shall cause Res-Care Sub to (i) perform its obligations under this Agreement in accordance with its terms, (ii) not incur directly or indirectly any liabilities or obligations other than those incurred in connection with the Merger and the other transactions contemplated hereby, or
(iii) not engage directly or indirectly in any business or activities of any type or kind and not enter into any agreements or arrangements with any person, or be subject to or bound by any obligation or undertaking, which is not contemplated by this Agreement.

     7.2 RES-CARE SUB SHAREHOLDER APPROVAL. Res-Care, as the sole shareholder of Res-Care Sub, shall take all action necessary to effect the necessary shareholder approval by Res-Care Sub of this Agreement.

     7.3 PUBLICATION OF FINANCIAL RESULTS. Res-Care shall use its reasonable business efforts to publish the financial results covering at least thirty (30) days of combined operations of Res-Care and the Target Entities subsequent to the Effective Time within 135 days after the Effective Time.

     7.4 DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. For a period of 5 years from and after the Effective Time, Res-Care shall or shall cause (including, to the extent required, providing sufficient funding to enable the Surviving Corporation to satisfy all of its obligations under this Section 7.4) the Surviving Corporation to indemnify, defend and hold harmless the present and former officers and directors of each of the Target Entities in respect of acts or omissions occurring prior to the Effective Time to the fullest extent permitted or provided under each such entity's Governing Documents in effect on the date of this Agreement. Res-Care shall or shall cause the Surviving Corporation to, for a period of 5 years, maintain for the benefit of the officers and directors of the Target Entities the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insureds in any material respect) with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however, that in no event shall Res-Care or the Surviving Corporation be required to expend in any one year an amount in excess of 150% of the annual premium currently paid by Company for such insurance; and provided, further, that if the premiums of such insurance coverage exceed such amount, Res-Care and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. In the event Res-Care or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Res-Care shall assume the obligations set forth in this Section 7.4. The obligations of Res-Care and the Surviving Corporation under this Section 7.4 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 7.4 applies without the consent of each affected director or officer (it being expressly agreed that the directors and officers to whom this Section 7.4 applies shall be third-party beneficiaries of this Section 7.4).

                                  ARTICLE VIII

               JOINT CONDITIONS PRECEDENT TO CLOSING OBLIGATIONS

     The obligations of Company, Res-Care and Res-Care Sub to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions:

     8.1 CONSENTS TO TRANSACTION; RES-CARE SHAREHOLDER APPROVAL. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and, other than the filing as provided in the last sentence of Section 2.4 hereof, Company, Res-Care and Res-Care Sub shall have received all material consents or approvals and made all applications, requests, notices and filings with, the SEC, any person, entity or other Agency required to be obtained or made in connection with the consummation of the transactions contemplated by this Agreement. Copies of all consents and approvals received by any party pursuant to this Section 8.1 shall be furnished to the other party. The shareholders of Res-Care shall have approved the issuance of the Res-Care Shares, including the Res-Care Shares issuable in exchange for any Company Options, in accordance with applicable law and the rules and regulations of the Nasdaq National Market. For purposes of this Section 8.1, the consent of Res-Care's banks under its existing credit facility shall be deemed a material consent. Res-Care shall use its best efforts to obtain such bank consent as soon as practicable.

     8.2 ABSENCE OF LITIGATION. No action, suit or proceeding before any court or governmental or regulatory authority will be pending, no investigation by any governmental or regulatory authority will have been commenced and no action, suit or proceeding by any governmental or regulatory authority will have been threatened, against Company, Res-Care, Res-Care Sub or any of the principals, officers or directors of either of them, seeking to restrain, prevent or change the transactions contemplated hereby or questioning the legality or validity of any such transactions or seeking damages in connection with any such transactions.

     8.3 REGISTRATION STATEMENTS; JOINT PROXY STATEMENT. The Registration Statement shall have become effective with the SEC (and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been issued by the SEC). The Joint Proxy Statement included therein shall have been mailed to shareholders of Res-Care and Company. The Issued Shares shall have been approved for quotation on the Nasdaq National Market. The S-8 Registration Statement in respect of the Res-Care Shares issuable in exchange for the Company Options shall have been filed with the SEC and shall have become automatically effective in accordance with SEC Rules.

     8.4 COMPANY SHAREHOLDER APPROVAL. The Shareholders shall have approved the consummation of the transactions contemplated herein (including the Merger, the amendments to the certificate of incorporation, and the payments to Vincent
D. Pettinelli, Timothy J. Vogel and Scott Macomber under their respective Executive Employment Agreements and the exchange of Company Options for Issued Shares by Timothy J. Vogel and Scott T. Macomber) in accordance with applicable law and the Governing Documents of the Company, all as set forth in Section 3.28 of this Agreement.

     8.5 AFFILIATE TRANSACTIONS. Prior to the Effective Time, the transactions described in this Section 8.5 (the "Affiliate Transactions") shall have been consummated by the Company or one of its Subsidiaries in exchange for a total of 101,652 Common Shares

(and the Company covenants and agrees to use its best efforts to cause the consummation of such transactions prior to the Effective Time):

          (a) Merger of VOCA Residential Services, Inc. VOCA Residential Services, Inc., an Ohio corporation ("VRSI"), shall have become a wholly-owned subsidiary of the Company through a merger with or purchase of shares of VRSI;

          (b) Termination of General Partner Status. VRSI shall cease to be the general partner of Wood County Development Limited Partnership, an Ohio limited partnership, without any cost or expense to the Company or VRSI;

          (c) Acquisition of Certain Pettinelli-Controlled Properties in North Carolina Concepts Limited Partnership. The Company or one or more of its Subsidiaries shall acquire from North Carolina Concepts Limited Partnership or Vincent D. Pettinelli, in exchange for Common Shares, the real estate described in Schedule 8.5(c) and the Company shall either assume and/or retire the financing obligations associated with such real estate as also described in said Schedule 8.5(c), including the payment of the prepayment penalties as described in said Schedule 8.5(c); and

          (d) Acquisition of Certain Properties in Sterling Concepts of Washington, D.C. The Company or one or more of its Subsidiaries shall acquire from Sterling Concepts of Washington, D.C., in exchange for Common Shares, the real estate described in Schedule 8.5(d) and the Company shall assume and/or retire the financing obligations related to such real estate as also described in said Schedule 8.5(d), including the payment of the pre-payment penalties as described in said Schedule 8.5(d).

          (e) Additional Consideration. In connection with the transactions described in this Section 8.5, the Company will assume the financing obligations related to the acquired properties or borrow funds and pay such financing obligations and pay the prepayment penalties attributable to such financing obligations. Immediately prior to the Effective Time, Res-Care will transfer to Res-Care Sub sufficient funds to repay the indebtedness related to such acquired properties and upon the Effective Time Company shall transfer such funds to repay such indebtedness. In connection with the transactions described in this Section 8.5, the Company will set off against the purchase price for the acquired properties, to the extent possible, the obligations of $250,000 owing to the Company by Vincent D. Pettinelli and Timothy J. Vogel. Notwithstanding the foregoing, the aggregate amount of (i) the obligations assumed or paid by the Company or any of its Subsidiaries under this Section 8.5 (excluding the receivables due to the Company or any of its Subsidiaries from the entities owning the acquired properties and the Common Shares issued by the Company as described in this Section 8.5), and (ii) the prepayment penalties paid by the Company or any of its Subsidiaries under this Section 8.5 shall not exceed $6.8 million.

                                   ARTICLE IX

                 CONDITIONS PRECEDENT TO OBLIGATIONS OF COMPANY

     The obligations of Company to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction on or before the Closing Date of each of the following conditions (any one or more of which may be waived, but only in a writing signed by Company):

     9.1 COMPLIANCE. Res-Care and Res-Care Sub shall have, or shall have caused to be, satisfied or complied with and performed in all material respects all terms, covenants and conditions of this Agreement to be complied with or performed by Res-Care and Res-Care Sub on or before the Closing Date and Company shall receive a certificate to such effect signed by the Chief Executive Officer or the President of Res-Care.

     9.2 REPRESENTATION AND WARRANTIES. All of the representations and warranties made by Res-Care and Res-Care Sub in this Agreement, and in all certificates and other documents delivered by Res-Care and Res-Care Sub to Company pursuant hereto or in connection with the transactions contemplated hereby, shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects at the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date (except to the extent any such representation or warranty speaks as of an earlier date or except for changes permitted or contemplated by this Agreement); provided, however, that notwithstanding anything herein to the contrary, this Section 9.2 shall be deemed to have been satisfied even if such representations and warranties are not so true and correct unless the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Res-Care and its subsidiaries or is reasonably likely to prevent or to materially burden or materially impair the ability of Res-Care and Res-Care Sub to consummate the transactions contemplated by this Agreement.

     9.3 OPINION. Company shall have received the opinion of counsel for Res-Care and Res-Care Sub, dated as of the Closing Date, in form reasonably acceptable to the Company, as to the matters set forth in Exhibit C.

     9.4 TAX OPINION. Company shall have received the opinion of its counsel, dated the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code, and that each of Res-Care and Res-Care Sub and Company will be a party to that reorganization within the meaning of section 368(b) of the Code. In addressing the federal income tax consequences of exchanging Common Shares for Issued Shares, such opinion will not encompass those Common Shares issued in the Affiliate Transactions. Furthermore, such opinion will not address the federal income tax consequences of exchanging the Redeemable Shares for Issued Shares in the Merger or exchanging the Company Options for Res-Care Shares simultaneously with the Merger. In rendering such opinion, counsel shall require delivery of and rely upon representations and certificates provided by Res-Care and Company as it may deem necessary.

     9.5 MATERIAL ADVERSE EFFECT. Since the date of this Agreement, there shall have occurred no event, whether individually or collectively, which shall have had a Material Adverse Effect on Res-Care and its subsidiaries.

     9.6 CERTIFICATES. Company shall have received a certificate or certificates, executed on behalf of Res-Care by a duly authorized officer of Res-Care, to the effect that the conditions contained in Section 8.1 and Section
8.2 hereof with respect to matters therein relating to Res-Care and in Sections 9.1, 9.2 and 9.5 hereof, have been satisfied.

                                   ARTICLE X

        CONDITIONS PRECEDENT TO OBLIGATIONS OF RES-CARE AND RES-CARE SUB

     Except as may be waived by Res-Care and Res-Care Sub, the obligations of Res-Care and Res-Care Sub to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any one or more of which may be waived by Res-Care, but only in a writing signed by Res-Care):

     10.1 COMPLIANCE. Company shall have or shall have caused to be satisfied or complied with and performed in all respects all terms, covenants and conditions of this Agreement to be complied with or performed by any of them on or before the Closing Date and Res-Care shall receive a certificate to such effect signed by the Chief Executive Officer or the President of Company.

     10.2 REPRESENTATIONS AND WARRANTIES. All of the representations and warranties made by Company in this Agreement, the Schedules, and in all certificates and other documents delivered by Company pursuant hereto or in connection with the transactions contemplated hereby, shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects at the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date (except to the extent any such representation or warranty speaks as of an earlier date or except for changes permitted or contemplated by this Agreement); provided, however, that notwithstanding anything herein to the contrary, this
Section 10.2 shall be deemed to have been satisfied even if such representations and warranties are not so true and correct unless the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on the Target Entities or is reasonably likely to prevent or to materially burden or materially impair the ability of Company to consummate the transactions contemplated by this Agreement.

     10.3 OPINIONS. Res-Care shall have received the opinion of counsel for Company (which in the case of Company counsel other than Vorys, Sater, Seymour and Pease LLP shall be reasonably acceptable to Res-Care), dated as of the Closing Date, as to the matters set forth in Exhibit D-1, in form reasonably acceptable to Res-Care.

     10.4 OPINIONS. Res-Care shall have received an opinion of counsel for each of the respective Majority Shareholders dated as of the Closing Date, as to the matters set forth in Exhibit D-2, in form reasonably acceptable to Res-Care.

     10.5 MATERIAL ADVERSE EFFECT. Since the date of the Acquisition Balance Sheet there shall have occurred no event, whether individually or collectively, which shall have had a Material Adverse Effect on the Target Entities.

     10.6 APPRAISAL RIGHTS. The number of shares of capital stock of Company for which Shareholders have exercised appraisal rights under the DGCL shall be a number which, in the sole and absolute discretion of Res-Care, does not jeopardize the financial reporting and accounting treatment of the Merger specified in Section 2.11 hereof.

     10.7 FAIRNESS OPINION. Res-Care shall have received an opinion, dated the date of this Agreement, and confirmed as of a date within five (5) days before the mailing of the Joint Proxy Statement, of its financial advisors, J.C. Bradford & Co., LLC, to the effect that the transaction contemplated herein, including but not limited to the issuance of the Issued Shares in connection with the Merger, is fair to the shareholders of Res-Care from a financial point of view.

     10.8 RELEASE OF GUARANTEES; INDEMNIFICATION. On or prior to the Closing Date, all of the guarantees and obligations of the Target Entities described on
Schedule 10.8 shall have been released in full. Vincent D. Pettinelli shall have entered into the Indemnification Agreement and Stock Pledge Agreement with the Company, the forms of which are attached hereto as Exhibits E and F, respectively, pursuant to which he agrees to indemnify the Company and its Affiliates against certain liabilities and obligations.

     10.9 TERMINATION OF EXECUTIVE EMPLOYMENT AGREEMENTS. Effective as of the Closing, the Executive Employment Agreements with Vincent D. Pettinelli, Timothy
J. Vogel and Scott T. Macomber shall have been terminated, other than the confidentiality and noncompetition covenants of the respective employees therein.

     10.10 POOLING. Res-Care shall have received a letter from each of Ernst & Young LLP and KPMG LLP in form and substance reasonably satisfactory to Res-Care and dated not more than five (5) days prior to the Closing Date, to the effect that the Merger shall qualify as a pooling-of-interests for financial reporting purposes.

     10.11 CERTIFICATES. Res-Care shall have received a certificate or certificates, executed on behalf of Company, by a duly authorized officer of Company, to the effect that the conditions in Sections 8.1, 8.2, 8.4, 8.5, 8.6 and 8.7 hereof with respect to matters therein relating to Company and Sections 10.1, 10.2, 10.5, 10.6, 10.8, 10.9, 10.13, 10.15 and 10.16 hereof, have been satisfied.

     10.12. RESIGNATIONS OF DIRECTORS. Each of the directors of the Company and the Target Entities shall have tendered their written resignations as directors effective as of the Effective Time.

     10.13 OCCUPANCY STANDARD. As of the date which is five (5) Business Days prior to the Closing Date, the Occupancy Standard shall be satisfied.

     10.14  NONCOMPETITION AGREEMENTS.  On or before the Closing Date, Vincent
D. Pettinelli and Timothy J. Vogel shall have executed and delivered the Noncompetition Agreements.

     10.15 EXERCISE OF COMPANY WARRANTS. All of the Company Warrants shall have been exercised by the holders thereof before the Effective Time pursuant to the net exercise provision contained therein.

     10.16 REPRESENTATIONS, WARRANTIES AND COVENANTS IN SHAREHOLDERS AGREEMENT AND THE REGISTRATION RIGHTS AGREEMENT. All of the representations and warranties by the Shareholders in the Shareholders Agreement and the Registration Rights Agreement shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date. Each of the Shareholders that is a party to the Shareholders Agreement or the Registration Rights Agreement shall have satisfied or complied with and performed in all material respects all terms, covenants and conditions of such agreements to be complied with or performed by any of them on or before the Closing Date.

                                   ARTICLE XI

                           MISCELLANEOUS AND GENERAL

     11.1 TERMINATION. This Agreement and the transactions contemplated hereby may be terminated at any time on or before the Closing Date (notwithstanding approval by the Shareholders or the holders of Res-Care Shares):

          (a) by mutual consent of Company and Res-Care;

          (b) by Res-Care if there has been one or more misrepresentations or breaches of warranty in the representations and warranties of Company set forth herein (disregarding for purposes of this provision the Material Adverse Effect or materiality qualification in any single representation or warranty) which individually, or in the aggregate, has had, or is reasonably likely to have a Material Adverse Effect on the Target Entities or is reasonably likely to prevent or to materially burden or materially impair the ability of Res-Care to consummate the transactions contemplated by this Agreement, or if there has been any failure on the part of the Target Entities to comply in all material respects with their obligations hereunder;

          (c) by Company if there has been one or more misrepresentations or breaches of warranty in the representations and warranties of Res-Care or Res-Care Sub set forth herein (disregarding for purposes of this provision the Material Adverse Effect or materiality qualification in any single representation or warranty) which individually, or in the aggregate, has had, or is reasonably likely to have a Material Adverse Effect on Res-Care and its subsidiaries or is reasonably likely to prevent or to materially burden or materially impair the ability of Res-Care to consummate the transactions contemplated by this Agreement, or if there has been any failure on the part of Res-Care or Res-Care Sub to comply in all material respects with its obligations hereunder;

          (d) by either Res-Care or the Company (provided that the terminating party is not then in material breach of any representation, warranty or covenant or other agreement contained herein) if there shall have been a material breach of any covenant or agreement by the other party, which breach either (i) is not cured within 30 days following written notice to the party committing such breach or (ii) by its nature, cannot be cured prior to August 31, 1999;

          (e) by either Res-Care or the Company, if the Closing Price equals less than $16.00;

          (f) by either Res-Care or Company if the transactions contemplated by this Agreement have not been consummated by August 31, 1999, unless such failure of consummation is due to the failure of the terminating party to perform or observe the covenants, agreements and conditions hereof to be performed or observed by it at or before the Closing Date;

          (g) by either Res-Care or Company if the conditions precedent to its obligations to close this Agreement have not been satisfied or waived by it at or before the Closing Date unless such failure to satisfy conditions precedent is due to the failure of the terminating party to use its best efforts to satisfy such conditions;

          (h) by either Res-Care or Company if any governmental authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

          (i) by Company if it has received and accepts a Superior Proposal pursuant to Section 6.3. If this Agreement is terminated by Company's Board of Directors in order to accept a Superior Proposal pursuant to Section 6.3, Company shall be obligated to pay Res-Care, within five (5) Business Days of such termination, a fee (the "Termination Fee") in cash in an amount equal to $7.5 million, plus all reasonable expenses, including legal, accounting, valuation and tax expenses, incurred by Res-Care in connection with the due diligence investigation of Company and the negotiation and preparation of this Agreement and the transactions contemplated herein; or

          (j) by Res-Care if it does not obtain shareholder approval as contemplated by Section 8.1 hereof.

In the event this Agreement is terminated pursuant to this Section 11.1, this Agreement shall be of no further force and effect and no party hereto shall have any further liability to any other party hereto, except pursuant to the provisions of this Agreement which by their terms expressly survive any termination hereof.

     11.2 EXPENSES. Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in
Article II hereof, and Res-Care shall reimburse Company for such charges and expenses. Except as provided in Section 11.1 hereto, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

     11.3 ENTIRE AGREEMENT. This Agreement and the Exhibits and Schedules hereto constitute and contain the complete agreement among the parties with respect to the transactions contemplated hereby and supersede all prior agreements and understandings among the parties with respect to such transactions, provided, however, that except as modified herein the terms of the Confidentiality Letter shall remain in effect. The parties hereto have not made any representation or warranty except as expressly set forth in this Agreement, the Certificate of Merger or in any certificate or schedule delivered pursuant hereto. All references in this Agreement to "Schedules" or "Exhibits" shall refer to the schedules and exhibits attached hereto unless otherwise expressly provided herein.

     11.4 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations, warranties, covenants or agreements shall terminate at the Closing Date or upon the termination of this Agreement pursuant to Section 11.1, as the case may be, except that the agreements set forth in Article II and this Article XI and Sections 5.4, 5.7, 6.4, 7.3, 7.4 and any other covenant or agreement which contemplates performance after the Closing Date shall survive the Closing Date indefinitely and those set forth in this Article XI and Sections 5.4, 6.4 and any other covenant or agreement which contemplates performance after the termination hereof shall survive the termination hereof indefinitely.

     11.5 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and such counterparts together shall constitute only one original.

     11.6 NOTICES. All notices, demands, requests or other communications that may be or are required to be given, served or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be (a) mailed by registered or certified mail, return receipt requested, postage prepaid, (b) transmitted by hand delivery, (c) sent via a recognized national overnight courier service, or (d) sent via facsimile confirmed in writing to the recipient, in each case as follows:

    If to Company:      Timothy J. Vogel
                        President
                        PeopleServe, Inc.
                        5555 Parkcenter Circle
                        Suite 200
                        Dublin, Ohio 43017
                        Telephone: (614) 789-6161
                        Facsimile: (614) 791-2377
    with a copy to:     Roger E. Lautzenhiser, Esq.
                        Vorys, Sater, Seymour and Pease LLP
                        52 East Gay Street
                        P.O. Box 1008
                        Columbus, Ohio 43216
                        Telephone: (614)464-6291
                        Facsimile: (614) 464-6350
    If to Res-Care or   Res-Care, Inc.
      Res-Care Sub:     10140 Linn Station Road
                        Louisville, Kentucky 40223
                        ATTN: Ronald G. Geary, Chairman,
                                 President and Chief
                                 Executive Officer
                        Telephone: (502) 394-2271
                        Facsimile: (502) 394-2206
    with a copy to:     Res-Care, Inc.
                        10140 Linn Station Road
                        Louisville, Kentucky 40223
                        ATTN: David S. Waskey
                                 General Counsel
                        Telephone: (502) 394-2264
                        Facsimile: (502) 394-2206

Each party may designate by notice in writing a new address or facsimile number to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent and received for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, the affidavit of messenger or (with respect to a facsimile) the facsimile generated confirmation being deemed conclusive evidence of such delivery) or at such time as delivery is certified by the addressee upon presentation. In the case of delivery by facsimile, delivery after 5:00 p.m. prevailing local time (at point of delivery) shall be deemed given, sent and received on the following business day.

     11.7 SUCCESSORS AND ASSIGNS; ASSIGNMENT. This Agreement and the rights, interests and obligations hereunder shall be binding upon and shall inure to the benefit of the parties hereto and, except as otherwise specifically provided for herein, their respective successors and assigns. Except as provided in Article II and Sections 5.7, 7.3 and 7.4 hereof, nothing in this Agreement, express or implied, is intended to confer on any party other than the parties hereto and their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. This Agreement may not be assigned by any party without the prior written consent of the others, provided, however, that Res-Care shall be permitted at any time prior to the Effective Time to cause the assignment of Res-Care Sub's rights and obligations under this Agreement to another wholly-owned subsidiary of Res-Care (without in any way relieving Res-Care of its obligations under this Agreement with respect to Res-Care Sub or the Merger).

     11.8 GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Kentucky without giving effect to principles of conflicts of law thereof.

     11.9 AMENDMENT AND MODIFICATION. This Agreement may be amended or modified only by written agreement of the parties hereto. This Agreement may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the shareholders of Company and Res-Care; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such shareholders without the further approval of such shareholders.

     11.10 WAIVER AND OTHER ACTION. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement except for those in
Article VIII. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach. Any waiver must be in writing.

     11.11 SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were never a part hereof; the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance; and in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

     11.12 HEADINGS. All headings and captions in this Agreement are intended solely for the convenience of the parties and none shall be deemed to affect the meaning or construction of any provision hereof.

     11.13 CONSTRUCTION. All references herein to the masculine, neuter or singular shall be construed to include the masculine, feminine, neuter or plural, where applicable.

     11.14 ENFORCEMENT. In the event it is necessary for any party to retain legal counsel or institute legal proceedings to enforce the terms of this Agreement, including, without limitation, obligations upon expiration or termination, the prevailing party shall be entitled to receive from the nonprevailing party, in addition to all other remedies, all costs of such enforcement including, without limitation, attorney's fees and court costs and including appellate proceedings.

     11.15 FURTHER ASSURANCES. Each party covenants and agrees to execute and deliver, prior to or after the Merger such further documents as may reasonably be requested by another party to fully effectuate the transactions provided for herein.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                     "Res-Care"

                                     RES-CARE, INC., a Kentucky corporation

                                     By:         /s/ RONALD G. GEARY
                                        ----------------------------------------
                                         RONALD G. GEARY
                                         Chairman, President and Chief Executive
                                         Officer

                                     "Res-Care Sub"

                                     RES-CARE SUB, INC., a Delaware corporation

                                     By:         /s/ RONALD G. GEARY
                                        ----------------------------------------
                                         RONALD G. GEARY
                                         President

                                     "Company"

                                     PEOPLESERVE, INC., a Delaware corporation

                                     By:        /s/ TIMOTHY J. VOGEL
                                        ----------------------------------------
                                         TIMOTHY J. VOGEL
                                         President and CEO

                                                                      APPENDIX B

                         REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "Agreement") is made and entered into as of this 2nd day of April, 1999, by and between Res-Care, Inc., a Kentucky corporation ("Res-Care"), and the persons and entities listed on the signature page hereto (each a "Shareholder" and collectively the "Shareholders"), all of whom are shareholders of PeopleServe, Inc., a Delaware corporation (the "Company").

                                    RECITALS

     Contemporaneous herewith, Res-Care and the Company are entering into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which a wholly-owned subsidiary of Res-Care will be merged with and into the Company, and the Company's capital stock will be converted into, or exchanged for, Res-Care common stock. Such transaction shall be referred to herein as the "Merger." Terms used in the Merger Agreement and not defined herein are used herein as therein defined.

                                   AGREEMENT

     NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

     1. Representations, Warranties and Agreements of the Shareholders. Each of the Shareholders, severally and not jointly, hereby represents and warrants to Res-Care that as of the date hereof, the Shareholder is the beneficial and registered owner of the number of Common Shares, Convertible Shares, Redeemable Shares, and Company Warrants set forth opposite such Shareholder's name on
Schedule I attached hereto. As of the date hereof, except as set forth on
Schedule I hereto, the Shareholder does not (i) beneficially own any shares of any class or series of capital stock of any of the Target Entities or any securities convertible into or exercisable for shares of any class or series of capital stock or interests in any of the Target Entities or (ii) have any options, warrants or other rights to acquire any shares of any class or series of capital stock or interests of any of the Target Entities or any securities convertible into or exercisable for shares of any class or series of the capital stock or interests in any of the Target Entities.

     2. Pooling Accounting Treatment. Each of the Shareholders, severally and not jointly agrees that it or he has not taken and will not take any action that would reasonably be expected to adversely affect the ability of Res-Care or the Company to treat the Merger as a pooling-of-interests solely as the result of the actions of the Shareholder. The taking of any action prohibited by the previous sentence by any of the Shareholders, or the failure of any of the Shareholders to take any action required by the previous sentence, shall, if the Merger is not able to be accounted for as a pooling-of-interests, constitute a breach of this Agreement by the Company for the purposes of Section 11.1 of the Merger Agreement.

     3.  Registration Rights.

     (a) Res-Care shall as promptly as reasonably practicable, but in no event less than ten (10) days, give prior written notice to all holders of outstanding Issued Shares if, at any time within 2 years after the Effective Time, it proposes to register any Res-Care

Shares pursuant to a registration statement under the Securities Act for sale to the public for its own account or the account of any other holder of securities of Res-Care (except with respect to registrations pursuant to a registration statement on Form S-4, Form S-8 or another form at the time not available for registering the Res-Care Shares for sale to the public or such other registrations in connection with any acquisition of another person or in connection with option or employee benefit plans of the Company or shelf registrations of Res-Care securities (other than common shares) for selling security holders on Form S-3 or other similar form). Upon the written request of any holder of Issued Shares, received by Res-Care within ten (10) days after the receipt of notice from Res-Care pursuant to this Section 3, to register Issued Shares, Res-Care will cause the Issued Shares as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by Res-Care; provided that in no event shall Res-Care be required to include in the firm commitment portion of the underwriting more than the greater of (x) 1,250,000 Issued Shares or (y) 55.5% of the aggregate number of Res-Care Shares included in such offering by all shareholders of Res-Care as of the date of this Agreement and by Shareholders, and provided further that in all cases the holders of outstanding Issued Shares shall have the right to provide up to one-half of the total number of shares to be offered pursuant to any underwriters' over-allotment offering. For example, if such other shareholders request registration of 1,500,000 Res-Care Common Shares, the Shareholders shall have the right to request registration of 1,875,000 Issued Shares. To the extent holders of Issued Shares seek to register a greater number of Issued Shares, the shares to be included in the primary offering and the underwriters' overallotment option shall be subject to pro rata reduction based upon the number of Issued Shares requested to be included in the offering.

     (b) In the event that any registration pursuant to this Section 3 shall be an underwritten public offering, if and to the extent that the managing underwriter of that offering shall be of the opinion that inclusion of all Issued Shares requested to be registered by the holders and Res-Care Shares by any shareholder would adversely affect the marketing of the Res-Care Shares to be sold by Res-Care or such other security holders, the amount of Issued Shares to be included in such an underwriting for the accounts of requesting holders and any other shareholder, may be reduced by reducing the number of Issued Shares offered by the holders and the number of Res-Care Shares of any other shareholder pro rata, based on the number of Issued Shares to be included in the registration statement by each holder (but for the reduction contemplated by this Section 3(b)) and the number of Res-Care Shares to be included by any other shareholder (but for the reduction contemplated by this Section 3(b)) (a "Reduction"); provided however, that in the event of a Reduction, the registration rights granted in this Section 3 shall continue for a period of 2 years after the Effective Time with respect to any Issued Shares with respect to which a holder of Issued Shares requested inclusion in such underwritten offering and which Issued Shares were not so included solely as a result of such Reduction.

     (c) Notwithstanding the foregoing provisions, Res-Care may withdraw or delay any registration statement referred to in Sections 3(a) and (b) without thereby incurring any liability to the holders of Issued Shares, other than the obligation to provide identical registration for one additional registration by the holders of Issued Shares during such 2 year period that would otherwise trigger the registration rights provided for in Sections 3(a) and (b) but for the previous filing.

     (d) Res-Care shall use reasonable commercial efforts to file, and have declared effective by March 1, 2000, a shelf registration statement on Form S-3 (or other similar registration form) covering under all circumstances a minimum of 300,000 Issued Shares, and shall use reasonable commercial efforts to have such registration statement remain effective for 90 days from the original date of effectiveness; provided that such 90 day period shall be extended by the length of all suspension periods under Section 4(h) hereof. In the case of a Reduction, the shelf registration statement shall also cover the amount of Issued Shares as to which the Shareholders have requested registration but shall have been subject to a Reduction. In the event the underwritten offering has not occurred as of that date, the shelf registration statement shall also cover the 1,250,000 Issued Shares as to which piggy-back registration rights have not yet been utilized.

     (e) All expenses incurred by Res-Care in complying with this Section, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for Res-Care, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance, and fees and expenses of a single counsel to selling securityholders not to exceed $10,000, but excluding any Selling Expenses (as defined below) are called "Registration Expenses." All fees and disbursements of any additional counsel for, or any consultants to, the participating holders and all underwriting discounts and selling commissions applicable to the sale of the registrable Issued Shares are called "Selling Expenses." Res-Care will pay all Registration Expenses in connection with the registration statement under this Section, except to the extent that any such Registration Expenses must be borne by the participating sellers in order to permit the sale of Issued Shares in any state under the state securities or "blue sky" laws thereof. All Selling Expenses in connection with the registration statement under this Section, and any Registration Expenses borne by the sellers pursuant to the preceding sentence shall be borne by the participating sellers in proportion to the number of shares sold by each.

     (f) Each holder of registrable Issued Shares, whether or not included in the registration contemplated by this Section, shall agree with Res-Care and the underwriters to a market holdback or lock-up on such terms as the underwriters shall reasonably request and which shall not exceed 120 days; provided however, that all persons entitled to registration rights with respect to Res-Care Shares who are not parties to this Agreement but hold at least 50,000 Res-Care Shares (other than holders of Res-Care's 6% Convertible Subordinated Notes due 2004 and any other similar convertible security which may be issued with registration rights), all other persons selling Res-Care Shares in such offering, all Company employees holding in excess of 1% of the voting shares of Res-Care on a fully diluted basis and all directors and executive officers of Res-Care shall also have agreed to a market holdback or lock-up under similar terms and for the same period of time, whether or not required by such underwriters.

     (g) For a period of one year after the Effective Time: (1) Res-Care shall not grant to any third party any demand or piggy-back registration rights which permit such third parties the right to sell Res-Care Shares on a priority (either in time or amount) basis to the holders of Issued Shares; or (2) without the consent of the holders of a majority of the Issued Shares (which majority shall include RFE Investment Partners V, L.P. ("RFE") and Fleet Equity Partners VI, LP ("Fleet"), Res-Care shall not grant the right to register on a pari passu basis more than 30% of the Res-Care Shares issued to them in the transaction giving rise to the registration rights.

     4. Registration Procedures. If and whenever Res-Care is required by the provisions of Section 3 hereof to effect the registration of the Issued Shares, Res-Care shall:

          (a) Prepare and file with the SEC a registration statement and to cause such registration statement to become and remain effective subject to the terms provided herein.

          (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and current and to comply with the provisions of the Securities Act with respect to the sale of or other disposition of all Issued Shares covered by such registration statement, including such amendments and supplements as may be necessary to reflect the intended method of disposition of the prospective seller or sellers of such Issued Shares but for no longer than ninety (90) days subsequent to the effective date of such registration; provided that such 90 day period shall be extended by the length of all suspension periods under Section 4(h) hereof.

          (c) Furnish to each prospective seller of Issued Shares such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request in order to facilitate the public sale or other disposition of the Issued Shares of such seller.

          (d) Notify each seller of Issued Shares covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statement therein not misleading or incomplete in the light of the circumstances then existing, and at the request of any such seller, prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing.

          (e) Cause all such Issued Shares registered hereunder to be listed on each securities exchange or approved for quotation on any inter-dealer quotation system on which similar securities issued by Res-Care are then listed or quoted.

          (f) Provide a transfer agent and registrar for all Issued Shares registered pursuant to such registration statement and a CUSIP number of all such Issued Shares not later than the effective date of such registration.

          (g) Otherwise use its reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months beginning with the first month after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act.

          (h) Each seller of Issued Shares shall not (until further notice) effect sales of shares covered by any registration statement after receipt of telegraphic or written notice from Res-Care to suspend sales to permit Res-Care to correct or update a registration statement or prospectus.

     5.  Indemnification and Contribution.

     (a) Res-Care will indemnify and hold harmless, to the fullest extent permitted by law, each Shareholder participating in any registration, and such Shareholder's officers, directors, partners and controlling persons (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses, joint or several (or actions in respect thereof), arising out of or caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arise out of or are based in whole or in part on any inaccuracy in the representations and warranties of Res-Care contained in an underwriting agreement with the underwriters or any failure of Res-Care to perform its obligations under such underwriting agreement; and will reimburse each such person for any legal and other expenses as such expenses are reasonably incurred by them in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that Res-Care will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto made in reliance upon and in conformity with the information furnished in writing to Res-Care by any such person specifically for use therein. In connection with an underwritten offering, Res-Care will indemnify such underwriters, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the sellers.

     (b) In connection with any registration in which a Shareholder is participating, each such Shareholder will furnish to Res-Care in writing such information relating to disclosure concerning the Shareholder required by the Securities Act to be included in such registration statement for use in connection with any such registration statement or the prospectus contained therein and, to the fullest extent permitted by law, will indemnify and hold harmless Res-Care and the underwriter(s), the directors and officers and each person who controls Res-Care and the underwriter(s), as applicable, (within the meaning of the Securities Act) and any other participating Shareholder against any losses, claims, damages, liabilities and expenses, joint or several, resulting from any untrue or alleged untrue statement of material fact contained in such registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arise out of or are based in whole or in part on any inaccuracy in the representations and warranties of such Shareholder contained in an underwriting agreement with the underwriters or any failure of such Shareholder to perform its obligations under such agreement; provided, however, that such Shareholder will be liable hereunder in any such case if and only to the extent that such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in strict conformity with information pertaining to such Shareholder, as such, furnished in writing to Res-Care by such Shareholder stated to be specifically for use in such registration statement and prospectus; provided further however, that the liability of each such Shareholder hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of the shares sold by such Shareholder under such registration statement bears to the total public offering price of all securities sold thereunder, but not in any event to exceed the proceeds received by such Shareholder from the sale of the Issued Shares covered by such registration statement.

     (c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to such indemnified party for contribution or otherwise other than under this Section 5 and shall only relieve it from any liability which it may have to such indemnified party under this Section 5 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in and, to the extent it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and indemnifying party and the indemnified party shall have reasonably concluded that there may be a conflict between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the next preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel) or (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party. If the defense is assumed by the indemnifying party, such indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld).

     (d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any Shareholder exercising rights under this Agreement, or any officer, director, partner or controlling person of any such Shareholder, makes a claim for indemnification pursuant to this Section 5 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 5 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such Shareholder or any such officer, director, partner or controlling person in circumstances for which indemnification is provided under this Section 5; then, and in each such case, Res-Care and such Shareholder will contribute to the aggregate losses, claims, damages, liabilities to which they may be subject (after contribution from others) in such manner as is appropriate to reflect not only the relative benefits received by each of the contributing parties, but also the relative fault of each of the contributing parties. For these purposes, the relative fault shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by Res-Care, the Shareholder, or the underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. Similarly, the relative benefit conferred shall be apportioned in such manner so that such Shareholder is responsible for the portion represented by the percentage that the public offering price of its securities offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and Res-Care is responsible for the remaining portion; provided, however, that, in any such case, (A) no shareholder will be required to contribute any amount in excess of the public offering price of all such securities offered by it pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

     (e) The indemnification and contribution provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, or controlling person of such indemnified party and will survive the transfer of securities. Res-Care also agrees to make such provisions as are reasonably requested by any indemnified party, for contribution to such party in the event Res-Care's indemnification is unavailable for any reason.

     6. Executed in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and executed shall be deemed an original and such counterparts together shall constitute only one original.

     7.  Amendments.

     (a) This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by a majority of the Shareholders, which majority shall include RFE and Fleet.

     (b) For purposes of this Agreement, the term "Merger Agreement" includes the Merger Agreement, as the same may be modified or amended from time to time.

     8. Additional Shares. If, after the date hereof any Shareholder acquires beneficial ownership of any shares of the capital stock of any of the Target Entities including, without limitation, upon exercise of any option, warrant or right to acquire shares of capital stock or through any stock dividend or stock split, the provisions of this Agreement shall be applicable to such additional shares. The provisions of the immediately preceding sentence shall be effective with respect to such additional shares without action by any person or entity immediately upon the acquisition by a Shareholder of beneficial ownership of such additional shares.

     9. Exercise of Company Warrants. Each of the Shareholders, in its capacity as a warrant holder, shall exercise (utilizing net exercise factors) the number of Company Warrants held by such Majority Shareholder at or immediately prior to the Closing Date (after satisfaction of all conditions to closing under the Merger Agreement) and purchase Common Shares pursuant to the terms of the Warrant to Purchase Common Stock of VOCA Holdings, Inc. dated December 17, 1996.

     10. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal successors and permitted assigns; provided that no Shareholder may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of Res-Care, except that the rights and benefits of a Shareholder hereunder may be assigned to a transferee or assignee in connection with transfer or assignment of any Issued Shares owned by such Shareholder (A) to any person or entity which is a majority-owned subsidiary of a Shareholder, (B) to a constituent partner of a Shareholder or the estate of such a constituent partner or to a liquidating trust for the benefit of such partners, (C) to a successor trustee of a Majority Shareholder in its capacity as trustee, (D) in the case of a Shareholder who is an individual, transfers to members of the immediately family, personal foundations, trusts, partnerships, limited liability companies and the like owned and/or controlled solely by such Shareholder and his immediate family for estate planning purposes, and (E) to any other person or entity, provided that any transfer pursuant to this Section 10 shall be permitted if (a) such transfer may otherwise be effected in accordance with applicable securities laws, (b) such transfer otherwise complies with this Agreement, and (c) such assignee or transferee executes a written instrument agreeing to be bound by the terms and provisions of this Agreement. Any such transfer or assignment permitted hereby shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

     11. Enforcement. In the event it is necessary for any party to retain counsel or institute legal proceedings to enforce the terms of this Agreement, the prevailing party shall be entitled to receive from the non-prevailing party, in addition to all other remedies, all costs of such enforcement including, without limitation, all attorney's fees and court costs and including appellate proceedings. The parties to this Agreement acknowledge and agree that a breach of any of the covenants of Res-Care or the Shareholders set forth in this Agreement may not be compensable by payment of money damages and, therefore, that the covenants of the foregoing parties set forth in this Agreement may be enforced in equity by a decree requiring specific performance. Without limiting the foregoing, if any disputes arise concerning the sale or other disposition of any of the Issued Shares, the parties to this Agreement agree that an injunction may be issued restraining the sale or other disposition of such Issued Shares or interest or rescinding any such sale or other disposition, pending resolution of such controversy. Such remedies shall be cumulative and non-exclusive and shall be in addition to any other rights and remedies the parties may have under this Agreement. Any transfer or acquisition or Issued Shares in violation of this Agreement shall be null and void ab initio.

     12. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Kentucky without giving effect to principles of conflicts of law thereof.

     13. Further Assurances. Each party covenants and agrees to execute and deliver, prior to or after the Merger such further documents as may reasonably be requested by another party to fully execute the transactions provided for herein.

     14. Termination. This Agreement and the transactions contemplated hereby shall terminate upon the termination of the Merger Agreement pursuant to Section
11.1 thereof.

     15. Effectiveness. This Agreement shall become effective, only as to those Shareholders who have executed a counterpart hereof, upon execution and delivery of Shareholders having the right to receive 75% of the Issued Shares issuable in the Merger (excluding for these purposes Issued Shares issuable with respect to Company Options).

     IN WITNESS WHEREOF, this Agreement has been executed as of the day and year first above written.

                                          RES-CARE, INC.
                                          a Kentucky corporation

                                          By: /s/
                                             -----------------------------------

                                          SHAREHOLDERS

                                          Fleet Venture Resources, Inc.

                                          By: /s/
                                             -----------------------------------

                                          Kennedy Plaza Partners

                                          By: /s/
                                             -----------------------------------

                                          Chisholm Partners III, L.P.
                                          By: Silverado III Corp., its General
                                          Partner

                                          By: /s/
                                             -----------------------------------

                                          RFE Investment Partners V, L.P.
                                          By: RFE Associates V, L.P.,
                                          its General Partner

                                          By: /s/
                                             -----------------------------------

                                          Fleet Equity Partners VI, L.P.
                                          By: Fleet Growth Resources II, Inc.,
                                          its General Partner

                                          By: /s/
                                             -----------------------------------

                                          /s/
                                          --------------------------------------
                                          Vincent P. Pettinelli

                                          /s/
                                          --------------------------------------
                                          Timothy J. Vogel

                                          /s/
                                          --------------------------------------
                                          Ray C. Anderson

                                          /s/
                                          --------------------------------------
                                          Dennis C. Henegar

                                                                      APPENDIX C

                        MAJORITY SHAREHOLDERS' AGREEMENT

     This Majority Shareholders' Agreement (this "Agreement") is made and entered into as of this 2nd day of April, 1999, by and between Res-Care, Inc., a Kentucky corporation ("Res-Care"), and the persons and entities listed on the signature page hereto (each a "Majority Shareholder" and collectively the "Majority Shareholders"), all of whom are shareholders of PeopleServe, Inc., a Delaware corporation (the "Company").

                                    RECITALS

     A. Contemporaneous herewith, Res-Care and the Company are entering into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which a wholly-owned subsidiary of Res-Care will be merged with and into the Company, and the Company's capital stock will be exchanged for, Res-Care common stock. Such transaction shall be referred to herein as the "Merger." Pursuant to the Merger Agreement, the Merger is to be accounted for as a pooling of interests. Terms used in the Merger Agreement and not defined herein are used herein as therein defined.

     B. APB Opinion No. 16, ASR No. 135 (as amended by SAB No. 65 and No. 76) and SEC Rules 144 and 145 place significant restrictions on pre-closing and post-closing trading in securities by affiliates of the Company and Res-Care. Violation of these restrictions could, among other things, impair the use of the pooling-of-interests accounting treatment for the Merger.

     C. The Majority Shareholders desire to provide Res-Care assurances that they will not engage in transactions involving the securities of the Company or Res-Care which could impair the use of the pooling-of-interests accounting treatment for the Merger or otherwise violate the provisions set forth herein.

     D. Res-Care also requests, and the Majority Shareholders desire to provide, certain other representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by the Merger Agreement.

                                   AGREEMENT

     NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

     1. Representations, Warranties and Agreements of the Majority Shareholders. Each of the Majority Shareholders, severally and not jointly, hereby represents and warrants to Res-Care as follows:

     (a) Due Organization; Power and Authority. If such Majority Shareholder is a corporation, partnership or limited liability company, it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Such Majority Shareholder has the necessary power and authority to enter into this Agreement and to perform its or his obligations hereunder. The execution and delivery of this Agreement has been duly and validly authorized by all necessary action on the part of such Majority Shareholder.

     (b) No Conflicts, Consents or Approvals. The execution and delivery of this Agreement by the Majority Shareholder will not (i) conflict with or result in a violation or breach of any of the provisions of any Governing Documents of such Majority Shareholder if such Majority Shareholder is a corporation, partnership or limited liability company, (ii) conflict with or violate any law, rule, regulation, ordinance, order, writ, injunction, judgment or decree applicable to the Majority Shareholder or by which any of its or his properties or assets are bound or (iii) conflict with, or result in any breach of or constitute a violation of or default under (with or without notice or lapse of time or both) any note, bond, indenture, mortgage, agreement, contract or other instrument to which the Majority Shareholder is a party or by which the Majority Shareholder or any of its or his properties or assets are bound. Except for filings or approvals provided for in the Merger Agreement, no waiver, approval, authorization, order, license, permit, franchise or consent of or registration, declaration, qualification or filing with any Agency or any other person or entity is required to be obtained or made by the Majority Shareholder in connection with the execution, delivery and performance by the Majority Shareholder of this Agreement.

     (c) Litigation. There is no claim, action, suit or proceeding pending or, to the knowledge of the Majority Shareholder, threatened against the Majority Shareholder or any of its or his properties which seeks to prohibit, restrict or delay consummation of the transactions contemplated hereby and there is no judgment, decree, injunction, ruling or order of any court, Agency or arbitrator outstanding against the Majority Shareholder having any such effect.

     (d) Enforceability. This Agreement, when duly executed and delivered by the Majority Shareholder, will constitute the valid, binding and enforceable obligations of the Majority Shareholder, enforceable against it or him in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors' rights generally from time to time in effect and general equitable remedies.

     (e) Title. As of the date hereof, the Majority Shareholder is the beneficial and registered owner of the number of Common Shares, Convertible Shares, Redeemable Shares, Company Warrants and Company Options set forth opposite such Majority Shareholder's name on Schedule I attached hereto, free and clear of any mortgage, pledge, assessment, security interest, lien, adverse claim, levy, charge or other encumbrance of any kind. As of the date hereof, except as set forth on Schedule I hereto, the Majority Shareholder does not (i) beneficially own any shares of any class or series of capital stock of any of the Target Entities or any securities convertible into or exercisable for shares of any class or series of capital stock or interests in any of the Target Entities or (ii) have any options, warrants or other rights to acquire any shares of any class or series of capital stock or interests of any of the Target Entities or any securities convertible into or exercisable for shares of any class or series of the capital stock or interests in any of the Target Entities.

     (f) Right to Vote and to Transfer Shares. The Majority Shareholder has the full legal power, authority and right to vote all of the Common Shares, Convertible Shares and Redeemable Shares, as applicable, owned by it or him in favor of the Merger and to approve the Merger Agreement and the transactions contemplated thereby, without the consent or approval of, or any other action on the part of, any other person or entity. Without limiting the generality of the foregoing, except for this Agreement and the Registration Rights Agreement dated the date hereof between Res-Care and the Shareholders (as defined therein) (the "Registration Rights Agreement"), the Majority Shareholder has not entered into any voting agreement or any other agreement with any person or entity with respect to any of the Common Shares, Convertible Shares or Redeemable Shares or granted any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of such securities, deposited any of such securities in a voting trust or entered into any arrangement or agreement with any person or entity limiting or affecting the Majority Shareholder's ability to enter into this Agreement or legal power, authority or right to vote such securities in favor of the Merger or to approve the Merger Agreement or any of the transactions contemplated thereby.

     (g) Independent Investigation. Each of the Majority Shareholders hereby acknowledges and affirms that such Majority Shareholder has conducted and completed its or his own investigation, analysis and evaluation of Res-Care and its subsidiaries, that such Majority Shareholder has made all such reviews and inspections of the business, assets, results of operations, condition (financial and otherwise) and prospects of Res-Care and its subsidiaries as such Majority Shareholder has deemed necessary or appropriate, that such Majority Shareholder has had the opportunity to request all information such Majority Shareholder has deemed relevant to the foregoing from Res-Care and has received responses it deems adequate and sufficient to all such requests for information, and that in making its or his decision to enter into this Agreement and to consummate the transactions contemplated hereby it or he has relied solely on (i) its or his own investigation, analysis and evaluation of Res-Care and its subsidiaries, including without limitation Res-Care's Annual Report on Form 10-K for the year ended December 31, 1998, and all periodic reports, if any, on Form 8-K and Form 10-Q filed with the SEC after December 31, 1998, and (ii) the representations and warranties of Res-Care in Article IV of the Merger Agreement and the covenants of Res-Care in Articles V and VII of the Merger Agreement.

     (h) Shareholder Agreements.  Anything contained in subsections (b), (e) and
(f) of this Section 1 to the contrary notwithstanding, the representations, warranties and agreements set forth in those subsections shall not be applicable to, or be deemed breached as a result of, any of the agreements described in
Schedule II attached to this Agreement to which the Majority Shareholders are variously parties. Each of the Majority Shareholders agrees that it will take all such action as may be necessary to terminate each of such Shareholder Agreements to which it is a party at or prior to Closing.

     2. Trading Restrictions During Restricted Period. From the date of the Confidentiality Agreement through the later of (i) the date of publication by Res-Care of financial results covering at least 30 days of combined operations of Res-Care and the Target Entities (which shall be subsequent to the Effective Time and within 135 days of the Effective Time) and (ii) the date of termination of the Merger Agreement if the Closing does not occur (the "Restriction Period"), each Majority Shareholder represents and agrees that it has not and shall not purchase or sell any capital stock or other securities of either the Target Entities or Res-Care nor has it or shall it otherwise reduce its risk relative to its securities position in either the Target Entities or Res-Care.

     3. Securities Laws Matters. Each of the Majority Shareholders, severally and not jointly, hereby represents, warrants to and agrees with Res-Care as follows:

     (a) It shall not make any sale, transfer or other disposition of the Res-Care Shares received in the Merger in violation of the Securities Act or the rules and regulations of the SEC promulgated thereunder.

     (b) That, in connection with the representations and warranties made herein and the transactions to be performed as contemplated under this Agreement, such Majority Shareholder shall be deemed to be an "affiliate" of the Company for purposes of Rule 145.

     (c) It has been advised that the Issued Shares will be registered with the SEC pursuant to the Registration Statement, however, it has also been advised that the Issued Shares received by it must be held indefinitely unless (i) the distribution of those shares has been registered under the Securities Act, (ii) in the opinion of counsel acceptable to Res-Care and its counsel, the proposed sale of those shares complies with the provisions of Rule 145(d) promulgated by the SEC under the Securities Act or (iii) in the opinion of counsel acceptable to Res-Care and its counsel, some other exemption from registration is available with respect to the proposed sale, transfer or other disposition of those shares.

     (d) That Res-Care is under no obligation to register the sale, transfer or other disposition of the Issued Shares to be received by such Majority Shareholder or to take any other action necessary in order to make compliance with an exemption from registration available to such Majority Shareholder, except as expressly provided in this Agreement or the Registration Rights Agreement.

     (e) That stop transfer instructions will be given to the transfer agent of Res-Care with respect to the Issued Shares received by it, and there will be placed on the certificates representing those shares, and any certificates delivered in substitution therefor, a legend stating in substance as follows:

          "The shares evidenced by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933 applies and, unless the distribution thereof has been registered under the Securities Act of 1933, such shares may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

     (f) That the stop transfer instructions and the legend requirement referred to above will continue in effect until such time as Res-Care is provided with an opinion of counsel reasonably acceptable to it and its counsel indicating that any proposed sale, transfer or other disposition of any Issued Shares is in compliance with the Securities Act and the rules and regulations of the SEC promulgated thereunder.

     4. Pooling Accounting Treatment. Each of the Majority Shareholders agrees, severally and not jointly, that it or he has and will not take any action that would reasonably be expected to adversely affect the ability of Res-Care or the Company to treat the Merger as a pooling-of-interests solely as the result of the actions of such Majority Shareholder. The taking of any action prohibited by the previous sentence by any of the Majority Shareholders, or the failure of any of the Majority Shareholders to take any action required by the previous sentence, shall, if the Merger is not able to be accounted for as a pooling-of-interests, constitute a breach of this Agreement by the Company, for the purposes of Section 11.1 of the Merger Agreement.

     5. Agreement to Vote by Majority Shareholders. Each of Fleet Venture Resources, Inc., RFE Investment Partners V, L.P. and Vincent D. Pettinelli, severally and not jointly, in it or his capacity as a shareholder of the Company only, hereby irrevocably and unconditionally agrees to vote or to cause to be voted all of the Common Shares, Convertible Shares and Redeemable Shares, as applicable, at the Company's Shareholders' Meeting and at any other annual or special meeting of shareholders of Company where such matters arise (a) in favor of the Merger, (b) to approve the Merger Agreement and the transactions contemplated thereby, (c) to amend the terms of the Convertible Shares in the manner contemplated by the Merger Agreement, to enable the holders of the Convertible Shares to (i) receive Res-Care Shares in the Merger, and (ii) receive all accrued and unpaid dividends on such Convertible Shares through the date of such conversion in Res-Care Shares, (d) to amend the terms of the Redeemable Shares in the manner contemplated by the Merger Agreement, to enable the holders of the Redeemable Preferred Shares to receive Res-Care Shares in the Merger, (e) to approve the severance payments to Vincent D. Pettinelli, Timothy
J. Vogel and Scott T. Macomber and the exchange of Company Options owned by Timothy J. Vogel and Scott T. Macomber for Res-Care Shares, and (f) to take any and all action reasonably requested by the Company's Board necessary to execute the transactions contemplated by the Merger Agreement, and each of the other Majority Shareholders, severally and not jointly, in it or his capacity as a shareholder of the Company only, hereby irrevocably and unconditionally agrees to vote or to cause to be voted all of the Common Shares, Convertible and Redeemable Shares, as applicable, at the Company's Shareholders' Meeting and at any other annual or special meeting of shareholders of Company where such matters arise to approve the severance payments to Vincent D. Pettinelli, Timothy J. Vogel and Scott T. Macomber and the exchange of Company Options owned by Timothy J. Vogel and Scott T. Macomber for Res-Care Shares, provided however that such Majority Shareholder has no obligation to approve any transaction in which he would incur undue material expenses and (f) against (i) any proposal made in opposition to or in competition with the Merger or any of the other transactions contemplated by the Merger Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of the Target Entities, with or involving any party other than Res-Care or one of its subsidiaries, (iii) any liquidation, dissolution or winding up of any of the Target Entities, (iv) any extraordinary dividend by the Company, (v) any change in the capital structure of any of the Target Entities (other than pursuant to the Merger) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the Merger or the other transactions contemplated by the Merger Agreement or this Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Company under the Merger Agreement which would materially and adversely affect Company or its ability to consummate the transactions contemplated by the Merger Agreement. Each of the Majority Shareholders, severally and not jointly, further agrees not to take or commit or agree to take any action inconsistent with the foregoing. If, in lieu of the Company's Shareholders' Meeting, shareholder action in respect of the Merger or any of the transactions contemplated by the Merger Agreement is taken by written consent, the provisions of this Agreement imposing obligations in respect of or in connection with the Company's Shareholders' Meeting shall apply mutatis mutandis to such action by written consent.

     6. Action in Shareholder Capacity Only. Each of the Majority Shareholders are executing this Agreement solely in their capacity as a shareholder of the Company, and nothing herein shall prohibit, prevent or preclude any of the Majority Shareholders from fulfilling any fiduciary duties that such Majority Shareholder may owe in his capacity as a director of Company, including without limitation, voting or consenting as a director in favor of an Acquisition Proposal (as defined in the Merger Agreement) or negotiating with respect to an Acquisition Proposal in his capacity as an officer or director of the Company.

     7. No Solicitation. Each of the Majority Shareholders, severally and not jointly, in its or his capacity as a shareholder of the Company only, agrees not to, directly or indirectly, and to cause each entity controlled by it not to,
(i) solicit or encourage the
initiation or submission of any inquiries, proposals or offers regarding any acquisition, merger, take-over bid, sale of all or substantially all of the assets or 15% or more of the outstanding shares of capital stock of any of the Target Entities, whether or not in writing and whether or not delivered to the shareholders of Company generally (including without limitation by way of tender offer) or (ii) participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing; provided that, notwithstanding the foregoing, each of the Majority Shareholders shall not be prohibited from taking any such actions as are required, based upon advice of counsel, to comply with any fiduciary duties that such Majority Shareholder may have as a director of the Company.

     8. Standstill. In the event that the Merger Agreement is terminated, each of the Majority Shareholders, severally and not jointly, agrees that it shall not for a period of two (2) years following such termination, directly or indirectly, and cause each entity controlled by it not to, (i) acquire, offer to acquire or agree to acquire directly or indirectly by purchase or otherwise any voting securities of Res-Care, other than solely for investment purposes and not with the purpose or effect of changing or influencing control of Res-Care, or in connection with or as a participant in any transaction having that purpose or effect, (ii) make or in any way participate directly or indirectly in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the SEC) or seek to advise or influence any person or entity with respect to the voting of any voting securities of Res-Care, (iii) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of Res-Care or (iv) otherwise act alone or in concert with others to seek control or influence the management, board or directors or policies of Res-Care.

     9. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were never a part thereof; the remaining provisions hereof shall remain in full force and effect and shall not be effected by the illegal, invalid or unenforceable provision or by its severance; and in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

     10. Executed in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and executed shall be deemed an original and such counterparts together shall constitute only one original.

     11.  Amendments.

     (a) This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

     (b) For purposes of this Agreement, the term "Merger Agreement" includes the Merger Agreement, as the same may be modified or amended from time to time.

     12. Additional Shares. If, after the date hereof any Majority Shareholder acquires beneficial ownership of any shares of the capital stock of any of the Target Entities including, without limitation, upon exercise of any option, warrant or right to acquire shares of capital stock or through any stock dividend or stock split, the provisions of this Agreement shall be applicable to such additional shares. The provisions of the immediately preceding sentence shall be effective with respect to such additional shares without action by any person or entity immediately upon the acquisition by a Majority Shareholder of beneficial ownership of such additional shares.

     13. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal successors and permitted assigns; provided that no Majority Shareholder may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of Res-Care, except that the rights and benefits of a Majority Shareholder hereunder may be assigned to a transferee or assignee in connection with transfer or assignment of any Issued Shares owned by such Majority Shareholder (A) to any person or entity which is a majority-owned subsidiary of a Majority Shareholder, (B) to a constituent partner of a Majority Shareholder or the estate of such a constituent partner or to a liquidating trust for the benefit of such partners, (C) to a successor trustee of a Majority Shareholder in its capacity as trustee, and (D) to any other person or entity, provided that any transfer pursuant to this Section 13 shall be permitted if (a) such transfer may otherwise be effected in accordance with applicable securities laws, (b) such transfer otherwise complies with this Agreement and the Registration Rights Agreement, and (c) such assignee or transferee executes a written instrument agreeing to be bound by the terms and provisions of this Agreement. Any such transfer or assignment permitted hereby shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

     14. Enforcement. In the event is necessary for any party to retain counsel or institute legal proceedings to enforce the terms of this Agreement, the prevailing party shall be entitled to receive from the non-prevailing party, in addition to all other remedies, all costs of such enforcement including, without limitation, all attorney's fees and court costs and including appellate proceedings.

     15. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Kentucky without giving effect to principles of conflicts of law thereof.

     16. Further Assurances. Each party covenants and agrees to execute and deliver, prior to or after the Merger such further documents as may reasonably be requested by another party to fully execute the transactions provided for herein.

     17. Termination. This Agreement and the transactions contemplated hereby shall terminate upon the termination of the Merger Agreement pursuant to Section
11.1 thereof; provided however that upon any such termination the agreement set forth in Section 8 hereof shall survive such termination as provided in Section 8.

     IN WITNESS WHEREOF, this Agreement has been executed as of the day and year first above written.

                                          RES-CARE, INC.
                                          a Kentucky corporation

                                          By: /s/
                                             -----------------------------------

                                          MAJORITY SHAREHOLDERS

                                          Fleet Venture Resources, Inc.

                                          By: /s/
                                             -----------------------------------

                                          Kennedy Plaza Partners

                                          By: /s/
                                             -----------------------------------

                                          Chisholm Partners III, L.P.
                                          By: Silverado III Corp., its General
                                          Partner

                                          By: /s/
                                             -----------------------------------

                                          RFE Investment Partners V, L.P.
                                          By: RFE Associates V, L.P.,
                                          its General Partner

                                          By: /s/
                                             -----------------------------------

                                          Fleet Equity Partners VI, L.P.
                                          By: Fleet Growth Resources II, Inc.,
                                          its General Partner

                                          By: /s/
                                             -----------------------------------

                                          /s/
                                          --------------------------------------
                                          Vincent D. Pettinelli

                      OPINION OF J.C. BRADFORD & CO., LLC             APPENDIX D
                                                        J.C. BRADFORD & CO. LOGO

                                                May 3, 1999

The Board of Directors
Res-Care, Inc.
10140 Linn Station Road
Louisville, Kentucky 40223

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to Res-Care, Inc. ("Res-Care"), of the issuance by Res-Care of the Res-Care Shares (the aggregate number of such Res-Care Shares being referred to herein as the "Merger Consideration") pursuant to the merger (the "Merger") contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated April 2, 1999, by and among Res-Care, Res-Care Sub, and PeopleServe, Inc. ("PeopleServe"). Capitalized terms used herein, if not otherwise defined herein, shall have the respective meanings set forth in the Merger Agreement.

     In conducting our analysis and arriving at our opinion, we have reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to such financial and other information as we deemed appropriate including, among other things, the following: (i) the draft of the Merger Agreement and the related exhibits, schedules, and annexes thereto; (ii) the historical and current financial position and results of operations of Res-Care and PeopleServe; (iii) certain internal financial analyses and forecasts of Res-Care for the fiscal years beginning January 1, 1999 and ending December 31, 2001, prepared by its senior management; (iv) certain internal financial analyses and forecasts of PeopleServe for the fiscal years beginning January 1, 1999 and December 31, 2003, prepared by its senior management; (v) certain financial and securities trading data of certain other companies, the securities of which are publicly traded and that we believed to be comparable to PeopleServe or relevant to the transaction; (vi) prices paid in certain other acquisitions and transactions that we believed to be relevant; (vii) reported price and trading activity for Res-Care Shares; and (viii) such other financial studies, analyses and investigations as we deemed appropriate for purposes of our opinion. We also have held discussions with members of the senior management of Res-Care and PeopleServe regarding the past and current business operations, financial condition, and future prospects of Res-Care and PeopleServe, respectively.

     In rendering our opinion, we have taken into account our assessment of general economic, market, and financial and other conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the industries in which Res-Care and PeopleServe operate generally. Our opinion is necessarily based upon the information made available to us and conditions as they currently exist and can be evaluated as of the date hereof. We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of our opinion and have not assumed any responsibility for, nor undertaken an independent

The Board of Directors
May 3, 1999
Page  2

verification of, such information. With respect to the internal operating data and financial analyses and forecasts supplied to us, we have assumed that such data, analyses and forecasts, including Res-Care's management's views of the amount and timing of cost savings that can be achieved following consummation of the Merger, were reasonably prepared on bases reflecting the best currently available estimates and judgments of Res-Care's or PeopleServe's, as the case may be, senior managements as to the recent and likely future performance of Res-Care or PeopleServe, as applicable. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based. Furthermore, our opinion is based on the assumption that the Merger will be accounted for as a pooling of interests and will be a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

     We were not asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Res-Care or the effect of any other transactions in which Res-Care might engage. Furthermore, we have not made an independent evaluation or appraisal of the assets and liabilities of Res-Care or PeopleServe or any of their subsidiaries or affiliates and have not been furnished with any such evaluation or appraisal.

     J.C. Bradford & Co., LLC, as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. J.C. Bradford has acted as financial advisor to Res-Care in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We have in the past provided investment banking services to Res-Care, for which we have received compensation. In the ordinary course of our business, we may hold or actively trade the securities of Res-Care for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Res-Care is entitled to reproduce this opinion, in whole but not in part, in the Joint Proxy Statement as required by applicable law or appropriate; provided, however, that any excerpt from or reference to this opinion (including any summary thereof) in such document must be approved by us in advance in writing. Notwithstanding the foregoing, this opinion does not constitute a recommendation to any holder of Res-Care Shares to vote in favor of the Merger. We were engaged by the Board of Directors of Res-Care to render this opinion in connection with the Board's discharge of its fiduciary obligations. We have advised the Board of Directors that we do not believe that any person (including a shareholder of Res-Care) other than the Board of Directors has the legal right to rely upon this opinion for any claim arising under state law and that, should any such claim be brought against us, this assertion will be raised as a defense. In the absence of governing authority, this assertion will be resolved by the final adjudication of such issue by a court of competent jurisdiction. Resolution of this matter under state law, however, will have no effect on the rights and responsibilities of any person under the federal securities laws or on the rights and responsibilities of Res-Care's Board of Directors under applicable law.

The Board of Directors
May 3, 1999
Page  3

     Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof and based on conditions as they currently exist, the issuance of the Merger Consideration by Res-Care is fair to Res-Care from a financial point of view.

                                          Very truly yours,

                                          J.C. BRADFORD & CO., LLC

                                                                      APPENDIX E

                            AMENDMENT TO PEOPLESERVE
                          CERTIFICATE OF INCORPORATION

     1. Section C.2(c) of Article FOURTH of the Restated Certificate of Incorporation of the Corporation (the "Certificate") is hereby amended to read in its entirety as follows:

          "(c) For purposes of this Section C.2, (i) any acquisition of the Corporation by means of merger of the Corporation with or into any other corporation or other entity or person or other form of corporate reorganization in which the Corporation shall not be the continuing or surviving entity of such merger or reorganization (other than a mere reincorporation transaction) or a transaction in which the Corporation is the surviving entity but the shares of the Corporation's capital stock outstanding immediately prior to the transaction are exchanged or converted by virtue of the transaction into other property, whether in the form of securities, cash or otherwise, or (ii) a sale of all or substantially all of the assets of the Corporation (each of the transactions described in clauses (i) and (ii) above being referred to as a "Sale Transaction") shall be treated as a liquidation, dissolution or winding up of the Corporation and shall entitle the holders of Series A and Series B Preferred Stock to receive at closing, cash in amounts as specified in Section C.2(a) of this Article FOURTH, unless the consideration payable in connection with such Sale Transaction involves securities or other property (other than cash). In the event that the consideration payable in connection with such Sale Transaction involves securities or other property (other than cash), then
     (x) with respect to the holders of Series A Preferred Stock, such Sale Transaction shall be treated as a liquidation, dissolution or winding up of the Corporation and such holders of Series A Preferred Stock shall be entitled to receive the consideration provided in Section C.2(a) of this Article FOURTH (payable in such securities or other property and valued as provided in Section C.2(d) of this Article FOURTH), (y) with respect to the holders of Series B Preferred Stock, such holders of Series B Preferred Stock shall be entitled to receive the consideration distributable to holders of Common Stock in such Sale Transaction as if such shares of Series B Preferred Stock had been converted into Common Stock immediately prior to the consummation of such Sale Transaction, and (z) with respect to any accrued and unpaid dividends on shares of Series B Preferred Stock, such holders of Series B Preferred Stock shall be entitled to receive securities or other property equal in value to the amount of such accrued and unpaid dividends (valued as provided in Section C.2(d) of this Article FOURTH)."

     2. Section C.4(d)(v) of Article FOURTH of the Certificate is hereby amended to read in its entirety as follows:

          "(v) Reorganizations, Mergers, Consolidations or Sales of Assets. If at any time or from time to time, there is a capital reorganization of the Common Stock (other than a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 4.d), as a part of such capital reorganization, but only to the extent not otherwise provided for in Section C of this Article FOURTH or by the provisions of such capital reorganization, provision shall be made so that the holders of the Series B Preferred Stock shall thereafter be entitled to receive upon conversion of the Series B Preferred Stock the number of shares of stock or other securities or property of the Corporation to which a holder of the number of shares of Common Stock deliverable upon conversion of the Series B

     Preferred Stock, would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4.d with respect to the rights of the holders of Series B Preferred Stock after the Capital reorganization to the end that the provisions of this Section 4 of this Article FOURTH (including adjustment of the Series B Conversion Price then in effect and the number of shares issuable upon conversion of the Series B Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable."

     3. Section C.5(d) of Article FOURTH of the Certificate is hereby amended to read in its entirety as follows:

          "(d) For purposes of this Section C.5, a "Change in Control" shall mean a transaction or series of transactions the result of which are that the holders of Common Stock immediately preceding such transaction or transactions (and Permitted Transferees thereof, as defined in that certain Stockholders Agreement dated as of the Original Issue Date among the Corporation, the Investors named therein and the Management Holders named therein, as amended from time to time (the "Stockholders Agreement")) own less than fifty percent (50%) of the issued and outstanding Common Stock after giving effect to such transaction or transactions, but shall not include any transaction that could be encompassed in the definition of Sale Transaction as set forth in Section C.2(c) of this Article FOURTH; and a "Bankruptcy Event" shall mean that either (a) a receiver, liquidator, custodian or trustee of the Corporation or any subsidiary thereof is appointed by a court, (b) an order for relief is entered in bankruptcy court with respect to the Corporation or any material subsidiary thereof,
     (c) the Corporation or any material subsidiary thereof is adjudicated a bankrupt or insolvent, (d) all or a substantial part of the property of the Corporation or any material subsidiary thereof is sequestered by court order, (e) a petition is filed by or against the Corporation (and, in the case of a filing against the Corporation or any subsidiary, which remains undismissed for 60 days) or any material subsidiary thereof under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law or any jurisdiction, or (f) the Corporation or any subsidiary thereof makes an assignment for the benefit of its creditors, or admits in writing its inability, or fails, to pay its debts generally as they become due."

                                                                      APPENDIX G

                               SECTION 262 OF THE
                        DELAWARE GENERAL CORPORATION LAW

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such

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a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other

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

distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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